

1939 | 2024

85

YEARS OF SAVINGS AND SERVICE

DOLLAR GENERAL®

2024 ANNUAL REPORT | 2025 PROXY STATEMENT



DOLLAR GENERAL STORES
DOLLAR GENERAL STORES

Dollar General Corporation (NYSE: DG) is proud to serve as America's neighborhood general store. Founded in 1939, Dollar General lives its mission of Serving Others every day by providing access to affordable products and services for its customers, career opportunities for its employees, and literacy and education support for its hometown communities. As of January 31, 2025, the Company's 20,594 Dollar General, DG Market, DGX and pOpshelf stores across the United States and Mi Súper Dollar General stores in Mexico provide everyday essentials including food, health and wellness products, cleaning and laundry supplies, self-care and beauty items, and seasonal décor from our high-quality private brands alongside many of the world's most trusted brands such as Coca Cola, PepsiCo/Frito-Lay, General Mills, Hershey, J.M. Smucker, Kraft, Mars, Nestlé, Procter & Gamble and Unilever.

44
9
73
224
294
87
8
27
80
753
611
47
42
71
56
26
99
336
1
154
979
196
1
23
13
79
711
14
701
7
1,014
10
54
172
4
312
489
10
264
276
1
680
7
777
8
1,098
20
1,019
11
565
7
576
3
681
7
144
142
24
1,106
661
5
964
9
1,880
61
675
4
8
1,063
17
20,594
STORES
IN 48 STATES & MEXICO

Dollar General Stores | pOpshelf Stores | Distribution Centers | Fresh Distribution Centers | Combination Distribution Centers[1] | Regional Hub Distribution Centers

[1]*Combination distribution centers have both refrigerated and non-refrigerated products.*

TO OUR FELLOW SHAREHOLDERS, CUSTOMERS & EMPLOYEES:

As we commemorated Dollar General's 85th anniversary in 2024, we reflect with gratitude on our journey from a single store in Kentucky to over 20,500 stores across the United States and now Mexico. This milestone is a testament to our unwavering commitment to our mission of Serving Others and the dedication of our employees, customers, and communities who have supported us every step of the way.

2024: A Year of Progress

This year, Dollar General continued to demonstrate resilience and adaptability in a dynamic retail environment. Despite internal and external challenges, including significant financial pressures faced by our core customer base, our team executed with purpose and determination. While these pressures impacted our financial results, we remained focused on making meaningful progress to further enhance the value and convenience proposition for our customers, and deliver strong, sustainable returns for our shareholders.

DOLLAR GENERAL®

HIGHLIGHTS OF 2024

Net sales of $40.6 billion, and a same-store sales increase of 1.4%

Operating profit of $1.7 billion*

Net income of $1.1 billion, and diluted EPS of $5.11*

Cash flows from operations of $3.0 billion

Operating Profit includes charges of $232 million, which resulted in a negative impact of approximately $0.81 per share, primarily due to store closures and pOpshelf impairment charges associated with a store portfolio review conducted in the fourth quarter of fiscal 2024.

Back to Basics: Strengthening Our Foundation

In 2024, we remained focused on strengthening execution while delivering on our operating priorities. Our Back to Basics efforts have strengthened the foundation to elevate our operational excellence, improve the customer and employee experience, and create long-term value for our shareholders. These efforts were focused on the following three key areas of the business:

Store Operations

For our customers, everything begins and ends with our stores. Our goal has been to enhance their in-store experience by ensuring that every store is clean, friendly and easy to shop. This year, we meaningfully increased the number of stores that meet or exceed customer expectations, as evidenced by the significant improvement in customer satisfaction scores since the beginning of the year. These improvements were supported by improved in-stock levels, simplified operations and a greater front-end employee presence, all of which have contributed to a better shopping experience for our customers and increased retention of our employees.

Supply Chain

Our supply chain is critical to our ability to deliver value and convenience to our customers every day. In 2024, we prioritized improving on-time and in-full delivery rates, which are critical to supporting our stores. We also refreshed our sorting processes inside the distribution center to drive greater efficiencies downstream for our stores, exited temporary warehouse facilities to streamline operations, and opened two new distribution centers to facilitate our ongoing growth. These advancements have not only increased efficiency and inventory accuracy but have also reduced workload for store teams and improved product availability for our customers.

Merchandising

Our merchandising team has been instrumental in simplifying operations for our store teams, reducing inventory levels, and optimizing product assortments. This year we made progress in lowering average inventory per store, while also significantly improving in-stock levels and providing meaningful value for our customers. Initiatives like DG Deal Days and our $1 Value Valley section have driven growth in key categories, underscoring our ability to meet customers' needs at price points that help them stretch their dollar.

Positioned for the Future

We are proud of our progress and remain committed to continuous improvement as we work to further strengthen our foundation, positioning us to build on this progress as we move into 2025. Looking ahead, we will focus on initiatives to enhance both value and convenience for new and existing customers. These efforts include piloting same-day delivery through our DG app and website, and expanding our real estate footprint through new stores, while elevating our brand and shopping experience through increasing remodels within our mature store base.

At Dollar General, we are deeply committed to the communities we serve, and our commitment to our mission of Serving Others remains at the heart of everything we do. In 2024, Dollar General and its Foundations contributed over $27 million to charitable initiatives, bringing hope and opportunity to individuals and nonprofit organizations across the country.

None of this would be possible without the dedication and resilience of our more than 195,000 employees, whose hard work brings our mission to life every day. Their steadfast commitment has been instrumental in our ability to execute on our Back to Basics efforts, strengthen our foundation, and position Dollar General for future success.

As we reflect on Dollar General's 85-year legacy, we are inspired by and excited about the opportunities that lie ahead. We are energized by our ability to expand our reach, while further enhancing the customer experience. It is exciting to move into the next chapter of our journey, and we remain focused on delivering meaningful value for our customers, employees, and shareholders. Thank you for your continued trust and support.

Sincerely,

Todd J. Vasos
Chief Executive Officer

DOLLAR GENERAL®

**NOTICE OF ANNUAL MEETING OF
SHAREHOLDERS AND PROXY STATEMENT**



DEAR FELLOW SHAREHOLDERS,

On behalf of the Board of Directors, I am pleased to invite you to the virtual 2025 Annual Meeting of Shareholders of Dollar General Corporation on May 29, 2025, at 8:00 a.m. CT. Please see the Notice of Annual Meeting of Shareholders for instructions to join the annual meeting.

Commitment to Shareholder Engagement

The Board of Directors remains committed to robust shareholder engagement, and we appreciated the opportunity to speak with many of you over the past year. In 2024, we invited shareholders representing approximately 66% of shares outstanding to participate in our focused annual shareholder outreach program, with shareholders representing approximately 56% of shares outstanding electing to participate. In my capacity as Chairman of the Board, I participated in engagement with investors representing 31% of shares outstanding. The information we gathered from these engagements helped inform the disclosures in our *Serving Others* report for 2024 and the Proxy Statement, as well as the Board's decision-making processes, particularly around our executive compensation program.

Alignment of Executive Compensation with Performance

We remain focused on pay-for-performance alignment in our executive compensation program, which is designed to serve the long-term interests of our shareholders by effectively balancing short- and long-term incentives based on achievement of our annual and long-term business objectives, as well as to maintain our competitive position in the market in which we compete for executive talent.

In October 2023, our former CEO and existing Board member, Todd Vasos, was re-appointed CEO. We met with many of our shareholders who were pleased with his re-appointment and the compensation package he received. However, a small percentage of shareholders believed that the one-time option award to Mr. Vasos upon his re-appointment, certain of the structural aspects of our program, or both, led to a pay-for-performance imbalance. These beliefs were reflected in the lower support for Say-on-Pay at the 2024 Annual Meeting of Shareholders, which received approximately 73% support.

In the fall of 2024, we re-engaged with many of our shareholders, specifically seeking feedback on the Say-on-Pay vote in 2024 and our executive compensation program in general. We discussed the changes we had made to the program for 2024 and sought input on potential changes for 2025. Our Compensation and Human Capital Management Committee, working with its independent compensation consultant, took this feedback into account when designing the 2025 program, as discussed in the Proxy Statement.

Focus on Board Refreshment

The Board of Directors is comprised of highly qualified and engaged individuals with a variety of skillsets and experiences. We engage in a thoughtful Board refreshment process, which has resulted in the addition of one new independent director in each of the last three years.

After 12 years of service, Patricia Fili-Krushel retired from the Board in August 2024. Pat was a thoughtful and highly effective director over her tenure, and we appreciate her many contributions to our Company. Also in August 2024, we welcomed our newest Board member, Kathleen Scarlett, who serves as the Senior EVP of Human Resources and Corporate Affairs for Best Buy Co., Inc. Her wealth of retail industry experience and leadership in both human resources and corporate affairs over the past 30 years provides valuable insights in support of our strategic goals and growth plans.

We look forward to the year ahead as we continue to deliver on our mission of *Serving Others*. Thank you for your investment in Dollar General. I am grateful for your continued trust in us and for the privilege of continuing to serve as Chairman of the Board.

SINCERELY,

MICHAEL M. CALBERT
CHAIRMAN OF THE BOARD
APRIL 8, 2025

We will begin mailing to shareholders printed copies of this document and the form of proxy or the Notice of Internet Availability on or about April 8, 2025.

DOLLAR GENERAL

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

DATE	TIME	LOCATION
		
Thursday, May 29, 2025	8:00 a.m. Central Time	Virtual via live webcast at www.virtualshareholdermeeting.com/DG2025 (the "Annual Meeting Website")

ITEMS OF BUSINESS:

- To elect as directors the nine nominees listed in the Proxy Statement
- To hold an advisory vote to approve our named executive officer compensation as disclosed in the Proxy Statement
- To ratify the appointment of our independent registered public accounting firm for fiscal 2025
- To vote upon four shareholder proposals, as described in the Proxy Statement, if properly presented at the annual meeting
- To transact any other business that may properly come before the annual meeting and any adjournments of that meeting

WHO MAY VOTE:

Shareholders of record at the close of business on March 20, 2025

HOW TO PARTICIPATE IN THE ANNUAL MEETING:

There will be no physical location for the annual meeting, which will be held entirely online via live webcast through the Annual Meeting Website. To participate in the meeting, visit the Annual Meeting Website and enter your 16-digit control number found on your Notice of Internet Availability, proxy card or voting instruction form. Shareholders who follow such instructions will be counted as attending the meeting "in person." Prior to the meeting, you also will be able to vote at www.proxyvote.com and by the other methods described in the Proxy Statement. We encourage you to vote in advance of the meeting even if you intend to attend the meeting. For more information, please see "Solicitation, Meeting and Voting Information" in the Proxy Statement.

By Order of the Board of Directors,

Christine L. Connolly

Christine L. Connolly
Corporate Secretary

Goodlettsville, Tennessee
April 8, 2025

PROXY STATEMENT SUMMARY

This summary highlights information contained elsewhere in the Proxy Statement or about Dollar General. This summary does not contain all of the information that you should consider, and you should review all of the information contained in the Proxy Statement before voting.

WHO WE ARE

We are America's neighborhood general store, serving the needs of our customers by providing convenience, value and service—Every day!

OUR MISSION

Serving Others



For Customers...
Convenience, Quality & Great Prices

For Employees...
Respect & Opportunity

For Shareholders...
A Superior Return

For Communities...
A Better Life

OUR VALUES

We Believe In:

- Demonstrating integrity in everything we do.

- Providing employees the opportunity for growth and development in a friendly and fun environment.

- Delivering results through hard work and a shared commitment to excellence.

- Celebrating success and recognizing the contribution of others.

- Owning our actions and decisions and learning from our mistakes.

- Respecting the dignity and differences of others.

OUR OPERATING PRIORITIES


Driving profitable sales growth


Capturing growth opportunities


Enhancing our position as a low-cost operator


Investing in the growth and development of our teams

OUR SELECTED HIGHLIGHTS


>195,000 EMPLOYEES[1]


20,594 STORES
34 DISTRIBUTION CENTERS[1]


48 STATES and Mexico[1]

(1) As of January 31, 2025.

BOARD OF DIRECTORS COMPOSITION (pp. 5 - 9, 14 - 15 and 19)

Name and Principal Occupation	Independent	Age	Director Since (Calendar Year)	Current Service on Other Public Boards	Committee Memberships		
					A	C	N
Warren F. Bryant Retired Chairman, President & CEO, Longs Drug Stores Corporation	✔	79	2009		✔	✔	
Michael M. Calbert Chairman, Dollar General Corporation Retired Member, KKR & Co. L.P.	✔	62	2007	• PVH Corp.			
Ana M. Chadwick EVP, CFO & Treasurer, Insulet Corporation	✔	53	2022		♟		
Timothy I. McGuire Executive Chairman, Jump Plus Stores ULC	✔	64	2018			♟	
David P. Rowland Retired Executive Chairman, Accenture plc	✔	64	2023		✔		
Debra A. Sandler President & CEO, La Grenade Group, LLC	✔	65	2020	• Keurig Dr Pepper Inc. • Archer Daniels Midland Company • Gannett Co., Inc.	✔		♟
Ralph E. Santana CEO, Recteq Grills	✔	57	2018				✔
Kathleen M. Scarlett Senior EVP, Human Resources & Corporate Affairs, Best Buy Co., Inc.	✔	61	2024			✔	✔
Todd J. Vasos CEO, Dollar General Corporation		63	2015	• KeyCorp			

♟ Chair   ✔ Member   **A** Audit   **C** Compensation & Human Capital Management   **N** Nominating, Governance & Corporate Responsibility

 

BOARD OF DIRECTORS KEY STATISTICS (pp. 4 - 9)



AGE

63
DIRECTOR AVERAGE AGE

TENURE

7
YEARS AVERAGE

4
0-5

3
6-10

2
11+

COMPOSITION

33.3% Female

33.3% Racially Diverse

BOARD-LEVEL STRATEGY AND RISK OVERSIGHT (pp. 12 - 15)

Our Board of Directors actively oversees our corporate strategy and related risks and further coordinates risk oversight with its three fully independent committees, each with a different set of responsibilities:

AUDIT COMMITTEE	**COMPENSATION AND HUMAN CAPITAL MANAGEMENT COMMITTEE**	**NOMINATING, GOVERNANCE AND CORPORATE RESPONSIBILITY COMMITTEE**
Oversees financial reporting matters and enterprise risk management, including cybersecurity	Oversees significant human capital management matters, primarily including employee recruitment, retention and engagement; labor matters; and compensation	Oversees corporate governance and significant corporate social responsibility and sustainability matters

SHAREHOLDER ENGAGEMENT (pp. 11 - 12)

Our Board of Directors appreciates and proactively seeks the viewpoints of our shareholders. Our focused outreach in the fall of 2024 encompassed a broad base of shareholders and discussion topics and helped inform the disclosures in our *Serving Others* report for 2024 and the Proxy Statement, as well as the Board's decision-making processes, particularly around our executive compensation program.



INVITED
shareholders representing
~66%
of shares outstanding

ENGAGED
shareholders representing
~56%
of shares outstanding

CHAIRMAN LED
engagement with shareholders representing
~31%
of shares outstanding

PAY FOR PERFORMANCE (pp. 21 - 29)

The primary elements of our 2024 annual executive compensation program are summarized in the chart below and reflect significant alignment with our shareholders' interests.

Pay Element	Vehicle	2024 Metrics
Base Salary	Cash	Reflects comparable positions in the competitive marketplace, recognizing performance, responsibilities and experience
Short-Term Incentive	Cash	Adjusted EBIT **(80%)** Net Sales **(20%)**
Long-Term Incentive	Options **(50%)** *Vest 25% annually over 4 years*	Stock price
	PSUs **(50%)** *3-year ratable vest (Adj. EBITDA)* *3-year cliff vest (Adj. ROIC)*	1-Year Adjusted EBITDA **(50%)** 3-Year Adjusted ROIC **(50%)**



72.8%
SHAREHOLDER SUPPORT

The most recent shareholder advisory vote on our named executive officer compensation was held on May 29, 2024. Excluding abstentions and broker non-votes, 72.8% of total votes were cast in support of the program. See "Compensation Discussion and Analysis" and "Corporate Governance" for a discussion of our engagement with shareholders regarding our executive compensation program.

VOTING MATTERS (pp. 1 - 10, 50, and 55 - 66)

2025 Proposals	Board Recommendation
Election of Directors Item 1 on the Ballot	**For**
Advisory Vote to Approve Named Executive Officer Compensation Item 2 on the Ballot	**For**
Ratification of Appointment of Auditors Item 3 on Ballot	**For**
Shareholder Proposals Items 4-7 on the Ballot	**Against**

HOW TO VOTE (p. 2)



MAIL	PHONE	INTERNET	IN PERSON
Complete, sign, date and mail your proxy card or voting instruction form	1-800-690-6903	www.proxyvote.com	May 29, 2025 8:00 a.m., CT On the Annual Meeting Website

ANNUAL MEETING WEBSITE:

www.virtualshareholdermeeting.com/DG2025

See "Solicitation, Meeting and Voting Information"
for instructions on how to participate in the annual meeting.

TABLE OF CONTENTS

DOLLAR GENERAL

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON MAY 29, 2025

The Proxy Statement, our 2024 Annual Report and a form of proxy card are available at www.proxyvote.com. You will need your Notice of Internet Availability or proxy card to access the proxy materials.

As permitted by rules adopted by the Securities and Exchange Commission ("SEC"), we are furnishing our proxy materials over the Internet to some of our shareholders. This means that some shareholders will not receive paper copies of these documents but instead will receive only a Notice of Internet Availability containing instructions on how to access the proxy materials over the Internet and how to request a paper copy of our proxy materials, including the Proxy Statement, our 2024 Annual Report, and a proxy card. Shareholders who do not receive a Notice of Internet Availability will receive a paper copy of the proxy materials by mail, unless they have previously requested delivery of proxy materials electronically.

PROXY STATEMENT

This document is the Proxy Statement of Dollar General Corporation that we use to solicit your proxy to vote upon certain matters at our Annual Meeting of Shareholders to be held at 8:00 a.m., Central Time, on Thursday, May 29, 2025, entirely online at www.virtualshareholdermeeting.com/DG2025 (the "Annual Meeting Website"). We will begin mailing to shareholders printed copies of this document and the form of proxy or the Notice of Internet Availability on or about April 8, 2025.

We include in this Proxy Statement for reference only website addresses and references to our *Serving Others* report, *Report on Audit of Dollar General Safety Policies and Practices*, and various policies. The information contained in these websites, reports and policies are not incorporated by reference into, and do not form a part of, this Proxy Statement, except to the extent expressly so incorporated.

> ### Annual Meeting Website:
>
> www.virtualshareholdermeeting.com/DG2025

SOLICITATION, MEETING AND VOTING INFORMATION

What is Dollar General Corporation and where is it located?

Dollar General Corporation (NYSE: DG) is proud to serve as America's neighborhood general store. Founded in 1939, Dollar General lives its mission of *Serving Others* every day by providing access to affordable products and services for its customers, career opportunities for its employees, and literacy and education support for its hometown communities. As of January 31, 2025, the Company's 20,594 Dollar General, DG Market, DGX and pOpshelf stores across the United States and Mi Súper Dollar General stores in Mexico provide everyday essentials including food, health and wellness products, cleaning and laundry supplies, self-care and beauty items, and seasonal décor from our high-quality private brands alongside many of the world's most trusted brands. Our principal executive offices are located at 100 Mission Ridge, Goodlettsville, Tennessee 37072.

We also refer to our company as "we," "us" or "Dollar General." Unless otherwise noted or required by the context, "2025," "2024," "2023," "2022," "2021," and "2020" refer to our fiscal years ending or ended January 30, 2026, January 31, 2025, February 2, 2024, February 3, 2023, January 28, 2022, and January 29, 2021, respectively.

What is a proxy and who is asking for it and paying for the cost to solicit it?

A proxy is your legal designation of another person, called a "proxy," to vote your stock. The document designating someone as a proxy is also called a proxy or a proxy card.

Our directors, officers and employees are soliciting your proxy on behalf of our Board of Directors and will not be specially paid for doing so. Solicitation of proxies by mail may be supplemented by telephone, email and other electronic means, advertisements, personal solicitation,

news releases issued by Dollar General, postings on our website or otherwise. Dollar General will pay all expenses of this solicitation. We have retained Innisfree M&A Incorporated to act as a proxy solicitor for a fee of $17,500, plus reimbursement of out-of-pocket expenses.

How may I attend and participate in the annual meeting?

The annual meeting is being held entirely online via the Annual Meeting Website. Only shareholders as of March 20, 2025 (the "Record Date"), may vote at the annual meeting, view the list of shareholders as of the Record Date, or submit questions regarding voting items during the meeting.

To attend the meeting, please visit the Annual Meeting Website and enter your Control Number. If you do not have your Control Number, you may still attend the meeting by visiting the Annual Meeting Website and registering as a guest, but you will not be able to vote your shares, examine our list of shareholders or submit questions during the meeting.

You may log into the Annual Meeting Website beginning at 7:45 a.m., Central Time, on May 29, 2025, and the meeting will begin promptly at 8:00 a.m., Central Time. If you intend to join the meeting, you should ensure that you have a strong WiFi or internet connection. We encourage you to access the Annual Meeting Website before the meeting begins, and you should give yourself plenty of time to log in and ensure that you can hear streaming audio prior to the start of the meeting. If you experience any technical difficulties logging into the Annual Meeting Website or at any time during the meeting, please call the technical support number, which will be posted on the login page of the Annual Meeting Website. Technical support will be available beginning at 7:45 a.m., Central Time, the day of the meeting and will remain available until the meeting has ended.

What is a Control Number?

To attend and participate in the annual meeting online, you will need your "Control Number." The Control Number is a 16-digit number that you can find in the Notice of Internet Availability or the proxy card (in each case if you are a shareholder of record), as applicable, or in the voting instruction form (if you are a street name holder).

Who may vote at the annual meeting?

You may vote if you owned shares of Dollar General common stock at the close of business on the Record Date. As of that date, there were 219,947,078 shares of Dollar General common stock outstanding and entitled to vote. Each share is entitled to one vote on each matter.

How many votes must be present to hold the annual meeting?

A quorum, consisting of the presence in person or by proxy of the holders of a majority of shares of our common stock outstanding on the Record Date, must exist to conduct business at the annual meeting. If a quorum is not present, the presiding officer at the meeting may adjourn the meeting from time to time until a quorum is present.

What am I voting on?

You will be asked to vote on:

- the election of the nine nominees listed in this Proxy Statement (Item 1 on the Ballot);
- the approval on an advisory basis of our named executive officer compensation as disclosed in this Proxy Statement (Item 2 on the Ballot);
- the ratification of the appointment of our independent registered public accounting firm (the "independent auditor") for 2025 (Item 3 on the Ballot); and
- the shareholder proposals described in this Proxy Statement (Items 4-7 on the Ballot) if properly presented.

We are unaware of other matters to be acted upon at the annual meeting. Under Tennessee law and our governing documents, no other non-procedural business may be raised at the meeting unless proper notice has been given to shareholders.

How do I vote?

If you are a shareholder of record, you may vote your proxy prior to the meeting date over the telephone or Internet or, if you received printed proxy materials, by marking, signing, dating and returning the printed proxy card in the enclosed envelope. Please refer to the Notice of Internet Availability or proxy card, as applicable, for the telephone number, Internet address and other instructions. Alternatively, you may attend the meeting and vote your shares on the Annual Meeting Website after entering your Control Number. Even if you plan to attend the meeting, we recommend that you vote in advance so that your vote will be counted if you later decide not to attend the meeting.

If you are a street name holder, your broker, trustee, bank or other nominee will provide materials and instructions for voting your shares. You also may vote your shares during the meeting on the Annual Meeting Website after entering your Control Number.

What is the difference between a "shareholder of record" and a "street name" holder?

You are a "shareholder of record" if your shares are registered directly in your name with EQ Shareowner Services, our transfer agent. You are a "street name" holder if your shares are held in the name of a brokerage firm, bank, trust or other nominee as custodian.

What if I receive more than one Notice of Internet Availability or proxy card?

You will receive multiple Notices of Internet Availability or proxy cards if you hold shares in different ways (e.g., joint tenancy, trusts, custodial accounts, etc.) or in multiple accounts. Street name holders will receive the Notice of Internet Availability or proxy card or other voting information, along with voting instructions, from their brokers. Please vote the shares represented by each Notice of Internet Availability or proxy card you receive to ensure that all your shares are voted.

How will my proxy be voted?

The persons named on the proxy card will vote your proxy as you direct. If you return a signed proxy card or complete the Internet or telephone voting procedures but do not specify how you want to vote your shares, the persons named on the proxy card will vote your shares in accordance with the recommendations of our Board of Directors. If business other than that described in this Proxy Statement is properly raised, your proxies have authority to vote as they think best, including to adjourn the annual meeting.

Can I change my mind and revoke my proxy?

Yes. A shareholder of record may revoke a proxy given pursuant to this solicitation by:

- signing a valid, later-dated proxy card and submitting it so that it is received before the annual meeting in accordance with the instructions included on the proxy card;
- at or before the meeting, submitting to our Corporate Secretary a written notice of revocation dated later than the date of the proxy;
- submitting a later-dated vote by telephone or Internet no later than 11:59 p.m. Eastern Time on May 28, 2025; or
- attending the meeting and voting in person.

Note that attendance at the meeting, by itself, will not revoke your proxy.

A street name holder may revoke a proxy given pursuant to this solicitation by following the instructions of the bank, broker, trustee or other nominee who holds his or her shares.

How many votes are needed to elect directors?

To be elected at the annual meeting, a nominee must receive the affirmative vote of a majority of votes cast by holders of shares entitled to vote at the meeting. Under our Charter, the "affirmative vote of a majority of votes cast" means that the number of votes cast in favor of a nominee's election exceeds the number of votes cast against his or her election. You may vote in favor of or against the election of each nominee, or you may elect to abstain from voting your shares (Item 1 on the Ballot).

What happens if a director fails to receive the required vote for election?

An incumbent director who does not receive the required vote for election at the annual meeting must promptly tender a resignation as a director for consideration by our Board of Directors pursuant to our Board-approved director resignation policy. Each director standing for election at the meeting has agreed to resign, effective upon the Board's acceptance of such resignation, if he or she does not receive a majority vote. If the Board rejects the offered resignation, the director will continue to serve until the next annual shareholders' meeting and until his or her successor is duly elected or his or her earlier resignation or removal in accordance with our Bylaws. If the Board accepts the offered resignation, the Board, in its sole discretion, may fill the resulting vacancy or decrease the Board's size.

How many votes are needed to approve other matters?

The remaining management proposals (Items 2 and 3 on the Ballot) and the shareholder proposals (Items 4-7 on the Ballot) described in this Proxy Statement will be approved if the votes cast in favor of the applicable proposal exceed the votes cast against it. The vote on the compensation of our named executive officers (Item 2 on the Ballot) is advisory and, therefore, not binding on Dollar General, our Board of Directors, or its CHCM Committee. With respect to each of these proposals, and any other matter properly brought before the annual meeting, you may vote in favor of or against the proposal, or you may elect to abstain from voting your shares.

How will abstentions and broker non-votes be treated?

Abstentions and broker non-votes will be treated as shares that are present and entitled to vote for purposes of determining whether a quorum is present but will not be counted as votes cast either in favor of or against a particular proposal and will have no effect on the outcome of the particular proposal.

What are broker non-votes?

Although your broker is the record holder of any shares that you hold in street name, it must vote those shares pursuant to your instructions. If you do not provide instructions, your broker may exercise discretionary voting power over your shares for "routine" items but not for "non-routine" items. All matters described in this Proxy Statement, except for the ratification of the appointment of our independent auditor, are considered to be non-routine matters.

"Broker non-votes" occur when shares held of record by a broker are not voted on a matter because the street name holder of the shares has not provided voting instructions and the broker either lacks or declines to exercise the authority to vote the shares in its discretion.

How can I ask questions or view the list of shareholders entitled to vote at the annual meeting?

You may submit questions regarding the voting items in advance of the annual meeting from May 14, 2025, through May 23, 2025, by visiting www.proxyvote.com and entering your Control Number. You may also submit questions regarding the voting items during the meeting on the Annual Meeting Website after entering your Control Number. Rules of Conduct for the meeting, including without limitation rules pertaining to submission of questions, will be available prior to the meeting on www.proxyvote.com and on the Annual Meeting Website. We encourage you to review the Rules of Conduct in advance of the meeting.

During the meeting, shareholders of record may examine the list of shareholders entitled to vote at the meeting on the Annual Meeting Website after entering their Control Number and completing the required attestation form that will be available on the Annual Meeting Website. To inspect such shareholder list prior to the meeting, please contact our Investor Relations department at 615-855-5529 or investorrelations@dollargeneral.com.

Will a recording of the annual meeting be available after the meeting?

Yes. Within 24 hours following the annual meeting, a recording of the meeting will be available on our website at https://investor.dollargeneral.com under "News and Events—Events and Presentations" for at least 30 days. The information on our website, however, is not incorporated by reference into, and does not form a part of, this Proxy Statement.

ELECTION OF DIRECTORS (ITEM 1 ON THE BALLOT)

What is the structure of the Board of Directors?

Our Board of Directors must consist of 1 to 15 directors, with the exact number set by the Board. The Board size is currently fixed at 9. All directors are elected annually by our shareholders.

How are directors identified and nominated?

The Nominating, Governance and Corporate Responsibility Committee (the "NGCR Committee") is responsible for identifying, evaluating and recommending director candidates, including the slate to be presented to shareholders for election at the annual meeting, to our Board of Directors, which makes the ultimate election or nomination determination, as applicable. The NGCR Committee may use a variety of methods to identify potential director candidates, such as recommendations by our directors, management, shareholders or third-party search firms. The NGCR Committee has retained a third-party search firm to assist in identifying potential Board candidates who meet our qualification and experience requirements and, for any such candidate identified by such search firm, to compile and evaluate information regarding the candidate's qualifications and experience and to conduct reference checks. Ms. Kathleen Scarlett, a nominee for election at the annual meeting, was identified as a candidate by a third-party search firm.

Our Board of Directors values diversity in its broadest sense and has adopted a written policy to endeavor to achieve a mix of members with a variety of backgrounds and experience in areas that are relevant to our business. This policy further provides that the NGCR Committee should seek to include qualified women and individuals from underrepresented groups in the pool from which candidates are selected. The NGCR Committee periodically assesses this policy's effectiveness as part of its annual performance evaluation. The matrix included below illustrates the experience and composition of our Board and reflects the key skills, qualifications and experience that our Board has determined to be important in light of our current and expected business needs.

Board of Directors Experience and Composition Matrix

	Bryant	Calbert	Chadwick	McGuire	Rowland	Sandler	Santana	Scarlett	Vasos	Total
Skills and Experience										
Retail Industry Experience	✓	✓		✓		✓	✓	✓	✓	7
Senior Leadership (C-Suite) Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	9
Strategic Planning/M&A Experience	✓	✓	✓	✓	✓	✓		✓		7
Other Public Board Service (current or former)	✓	✓			✓	✓		✓	✓	6
Financial Expertise or Experience	✓	✓	✓		✓	✓				5
General Independence	✓	✓	✓	✓	✓	✓	✓	✓		8
Global/International Experience (Sourcing or Operations)	✓	✓	✓	✓	✓			✓	✓	7
Branding/Marketing/Consumer Behavior Experience	✓			✓		✓	✓	✓	✓	6
Human Capital Experience			✓		✓			✓		3
E-commerce/Digital/Technology Experience			✓		✓	✓	✓			4
Risk Management Experience	✓	✓	✓	✓	✓		✓		✓	7
Composition										
Racially Diverse			✓			✓	✓			3
Female			✓			✓		✓		3
Born Outside the U.S.				✓		✓		✓		3

How are nominees evaluated; what are the threshold qualifications?

The NGCR Committee is charged with recommending to our Board of Directors those candidates who it believes are qualified to serve as Board members consistent with the director selection criteria established by the Board.

The NGCR Committee assesses a candidate's independence, background, experience and time commitments, as well as our Board's skill needs. With respect to incumbent directors, the NGCR Committee also assesses the meeting attendance record and suitability for continued service. The NGCR Committee determines whether each nominee is in a position to devote adequate time to the effective performance of director duties and possesses the following threshold characteristics: integrity and accountability, informed judgment, financial literacy, a cooperative approach, a record of achievement, loyalty, and the ability to consult with and advise management. The NGCR Committee recommends candidates, including those submitted by shareholders, only if it believes a candidate's knowledge, experience and expertise would strengthen the Board and that the candidate is committed to representing our shareholders' long-term interests. While our focus and priorities may change from time to time, the Board of Directors Experience and Composition Matrix above summarizes the key skills, qualifications and experience that our Board has determined to be important in light of our current and expected business needs.

Who are the nominees this year?

All nominees standing for election as directors at the annual meeting were nominated by our Board of Directors upon the recommendation of the NGCR Committee. The nominees include 8 incumbent directors who were elected at the 2024 annual meeting of shareholders, as well as Ms. Scarlett who was appointed to our Board effective August 12, 2024. Our Board believes that each of the nominees can devote an adequate amount of time to the effective performance of director duties, is in compliance with our overboarding policy detailed in our Corporate Governance Guidelines, and possesses all of the threshold qualifications identified above.

If elected, each nominee would hold office until the 2026 annual meeting of shareholders and until his or her successor is elected and qualified, subject to any earlier resignation or removal.

The following lists the nominees, their ages at the date of this Proxy Statement and the calendar year in which they first became a director, along with their biographies and the experience, qualifications, attributes or skills that led our Board to conclude that each nominee should serve as a director of Dollar General.

WARREN F. BRYANT

Age: 79

Director Since: 2009

Biography:

Mr. Bryant served as the President and Chief Executive Officer of Longs Drug Stores Corporation from 2002 through 2008 and as its Chairman of the Board from 2003 through his retirement in 2008. Prior to joining Longs Drug Stores, he served as a Senior Vice President of The Kroger Co. from 1999 to 2002. Mr. Bryant served as a director of Loblaw Companies Limited from May 2013 to May 2022, OfficeMax Incorporated from 2004 to 2013, and Office Depot, Inc. from November 2013 to July 2017.

Specific Experience, Qualifications, Attributes and Skills:

Mr. Bryant has over 40 years of retail experience, including experience in marketing, merchandising, operations, and finance. His substantial experience in leadership and policy-making roles at other retail companies, together with his former experience as a board member for other retailers, provides him with an extensive understanding of our industry, as well as with valuable executive management skills, global, strategic planning, and risk management experience, and the ability to effectively advise our CEO.

**MICHAEL
M. CALBERT**

Age: 62

Director Since:
2007

Biography:

Mr. Calbert has served as our Chairman of the Board since January 2016. He joined the private equity firm KKR & Co. L.P. in January 2000 and was directly involved with several KKR portfolio companies until his retirement in January 2014, after which he served as a consultant to KKR until June 2015. Mr. Calbert led KKR's Retail industry team prior to his retirement. He also served as the Chief Financial Officer of Randall's Food Markets from 1997 until it was sold in September 1999 and worked as a certified public accountant and consultant with Arthur Andersen Worldwide from 1985 to 1994, where his primary focus was the retail and consumer industry. Mr. Calbert has served as a director of PVH Corp. since May 2022 and served as a director of Executive Network Partnering Corporation from September 2020 to October 2022 and AutoZone, Inc. from May 2019 to December 2021. He previously served as our Chairman of the Board from July 2007 until December 2008 and as our lead director from March 2013 until his re-appointment as our Chairman of the Board in January 2016.

Specific Experience, Qualifications, Attributes and Skills:

Mr. Calbert has considerable experience in managing private equity portfolio companies and is experienced with corporate finance and strategic business planning activities. Mr. Calbert has a strong background and extensive experience in advising and managing companies in the retail industry, including evaluating business strategies and operations, financial plans and structures, risk, and management teams. His former service on various company boards in the retail industry further strengthens his knowledge and experience within our industry. Mr. Calbert also has a significant financial and accounting background as evidenced by his prior experience as the chief financial officer of a retail company and his 10 years of practice as a certified public accountant.

**ANA
M. CHADWICK**

Age: 53

Director Since:
2022

Biography:

Ms. Chadwick has served as Executive Vice President, Chief Financial Officer and Treasurer of Insulet Corporation, a medical device company, since April 2024. She previously served as Executive Vice President and Chief Financial Officer of Pitney Bowes Inc. from January 2021 until April 2024. She joined General Electric Company in 1993, serving for 28 years in various roles, including President and Chief Executive Officer of GE Capital Global Legacy Solutions (March 2019 to January 2021); Chief Financial Officer and Chief Operating Officer of GE Capital Global Legacy Solutions (February 2016 to February 2019); Controller of GE Capital Americas (September 2014 to January 2016); Chief Financial Officer of GE Capital Energy Financial Services (July 2010 to August 2014); Chief Operating Officer of GE Capital Global Banking—GE Money Bank Latin America (February 2009 to June 2010); Chief Financial Officer of GE Capital Consumer Finance—Latin America (December 2005 to January 2009); Chief Financial Officer of GE Capital Consumer Finance—GE Capital Bank Switzerland (December 2003 to November 2005); and a variety of other finance and audit positions of increasing responsibility.

Specific Experience, Qualifications, Attributes and Skills:

Ms. Chadwick has significant financial and risk management expertise and over 30 years of experience in various financial planning, audit, banking, and accounting roles. Through these various roles, she has led large global teams of employees and played a critical role in various joint ventures, divestitures and restructurings. These experiences bring deep and disciplined perspective to our Audit Committee and Board. In addition, having lived and worked in several Latin American countries, including growing businesses in Latin America, she brings valuable perspective to our Board as the Company works to expand its operations into Mexico and to further serve its diverse customer base in the United States.

TIMOTHY
I. MCGUIRE

Age: 64

Director Since: 2018

Biography:

Mr. McGuire has served as the Executive Chairman of Jump Plus Stores ULC, a Canadian chain of Apple Premier Partner consumer electronics stores, since June 2024. He previously served as Chief Executive Officer of Mobile Service Center Canada, Ltd. (d/b/a Mobile Klinik, a business division of TELUS Corporation), from October 2018 through August 2022, and as its Chairman of the Board from June 2017 to October 2018 and director from March 2017 to July 2020. He retired from McKinsey & Company in August 2017 after serving as a leader of its global retail and consumer practice for almost 28 years, including leading the Americas retail practice for five years. While at McKinsey, Mr. McGuire led consulting efforts with major retail, telecommunications, consumer service, and marketing organizations in Canada, the United States, Latin America, Europe, and Australia. He also co-founded McKinsey Analytics, a global group of consultants bringing advanced analytics capabilities to clients to help make better business decisions. Mr. McGuire also held various positions with Procter & Gamble (1983 to 1989), including Marketing Director for the Canadian Food & Beverage division.

Specific Experience, Qualifications, Attributes and Skills:

Mr. McGuire brings over 30 years of valuable retail experience to our company. He has expertise in strategy, new store/concept development, marketing and sales, operations, international expansion, big data and advanced analytics, as well as risk management experience. In addition, Mr. McGuire's focus while at McKinsey on use of advanced analytics in retail, developing and implementing growth strategies for consumer services, food, general merchandise and multi-channel retailers, developing new retail formats, the application of lean operations techniques, the redesign of merchandise flows, supply chain optimization efforts, and the redesign of purchasing and supplier-management approaches, brings extensive relevant perspectives to our Board as it seeks to consult and advise our CEO and to shape our corporate strategy.

DAVID
P. ROWLAND

Age: 64

Director Since: 2023

Biography:

Mr. Rowland served as Executive Chairman of the Board of Directors of Accenture plc, a leading global professional services company, from September 2019 to September 2021. Prior thereto, Mr. Rowland served as Accenture's Interim Chief Executive Officer (January 2019 to September 2019); Chief Financial Officer (July 2013 to January 2019); Senior Vice President, Finance (September 2006 to July 2013); and a variety of consulting and finance leadership roles of increasing responsibility (July 1983 to September 2006). Mr. Rowland served as a director of Accenture plc from January 2019 to September 2021.

Specific Experience, Qualifications, Attributes and Skills:

Mr. Rowland has significant senior leadership experience and financial and risk management expertise. He further provides vast technology experience as a result of leading one of the world's largest technology and digital service providers and engaging with clients on strategies for driving large, complex technology-based programs. While at Accenture, he played a significant role in all aspects of the company's strategic planning, in driving the company's M&A strategy, and in shaping its human capital strategy and managing its global workforce. In addition, Mr. Rowland has extensive international experience as a result of leading a global organization with significant scale that serves many of the largest companies in the world.

**DEBRA
A. SANDLER**

Age: 65

Director Since:
2020

Biography:

Ms. Sandler has served as President and Chief Executive Officer of La Grenade Group, LLC, a marketing consultancy that serves packaged goods companies operating in the health and wellness space, since September 2015. She also served as Chief Executive Officer of Mavis Foods, LLC, a startup she founded that made and sold Caribbean sauces and marinades, from April 2018 until it ceased commercial operations in December 2024. Ms. Sandler was previously employed for seven years with Mars, Inc., including as Chief Health and Wellbeing Officer (July 2014 to July 2015); President, Chocolate North America (April 2012 to July 2014); and Chief Consumer Officer, Chocolate (November 2009 to March 2012). She also held senior leadership positions with Johnson & Johnson from 1999 to 2009, where her last position was Worldwide President for McNeil Nutritionals LLC, a fully integrated business unit within the Johnson & Johnson Consumer Group of Companies. She began her career in 1985 with PepsiCo, Inc., where she served for 13 years in a variety of marketing positions of increasing responsibility. Ms. Sandler has served as a director of Keurig Dr Pepper Inc. since March 2021, Archer Daniels Midland Company since May 2016 and Gannett Co., Inc. since June 2015.

Specific Experience, Qualifications, Attributes and Skills:

Ms. Sandler has strong marketing and operating experience and a proven record of creating, building, enhancing, and leading well-known consumer brands as a result of the leadership positions she has held with Mars, Johnson & Johnson, and PepsiCo. These positions have required an extensive understanding of consumer behavior and the evolving retail environment. In addition, her launch of Mavis Foods has provided her with valuable e-commerce, strategic planning and financial experience, and her other public company board experience brings additional perspective to our Board.

**RALPH
E. SANTANA**

Age: 57

Director Since:
2018

Biography:

Mr. Santana has served as Chief Executive Officer of Recteq Grills, a pellet grill company, since June 2022. He previously served as Executive Vice President and Chief Marketing Officer of Harman International Industries, a wholly-owned subsidiary of Samsung Electronics Co., Ltd., from April 2013 until June 2022, with responsibility for Harman's worldwide marketing strategy and global design group, and as Senior Vice President and Chief Marketing Officer of Samsung Electronics North America (June 2010 to September 2012), where he was responsible for launching Samsung's U.S. e-commerce business. He also served 16 years at PepsiCo, Inc. (June 1994 to May 2010) in multiple international and domestic leadership roles in marketing, including Vice President of Marketing, North American Beverages, Pepsi-Cola, and held positions with its Frito-Lay's international and North America operations. Mr. Santana began his career at Beverage Marketing Corporation (July 1989 to June 1992) where he served as a beverage industry consultant designing market entry and expansion strategies.

Specific Experience, Qualifications, Attributes and Skills:

Mr. Santana has approximately 30 years of marketing experience spanning multiple technology and food and beverage consumer packaged goods categories. His deep understanding of digital marketing and retail shopper marketing, particularly in the area of consumer packaged goods, and his extensive experience in shaping multi-cultural strategy, executing marketing programs, and making brands culturally relevant further enhances our Board's ability to provide oversight and thoughtful counsel to management in these important and evolving areas of our business. His previous and current executive positions also provide risk management experience.

KATHLEEN M. SCARLETT

Age: 61

Director Since: 2024

Biography:

Ms. Scarlett has served as Senior Executive Vice President, Human Resources and Corporate Affairs, of Best Buy Co., Inc., a leading consumer electronics retailer, since December 2024. Since joining Best Buy in 2014, she has held various leadership roles, including Senior Executive Vice President, Corporate Affairs, Human Resources and Best Buy Canada (May 2023 to December 2024); Chief Human Resources Officer and Executive Vice President, Best Buy Canada (January 2020 to May 2023); Chief Human Resource Officer and President, US Retail Stores (January 2019 to January 2020); Chief Human Resources Officer (May 2017 to January 2019); and Division Chief Human Resources Officer and Senior Vice President, Retail, Best Buy Canada (May 2014 to May 2017). Prior to Best Buy, Ms. Scarlett served as Chief Operating Officer of Grafton-Fraser Inc. from April 2010 to May 2014 and was a consultant with KMS Consulting from January 2010 to April 2010. She also served in leadership positions with Loblaw Companies Limited, Hudson's Bay Co., Dylex Limited, and Premier Salons Canada. Ms. Scarlett served as a director of Floor & Décor Holdings, Inc. from January 2021 to November 2022.

Specific Experience, Qualifications, Attributes and Skills:

Ms. Scarlett brings significant human capital, retail, operations and senior leadership experience to our Board, having spent her entire career in the retail industry including over 20 years in senior leadership positions with a focus on human resources. She also possesses M&A and marketing experience resulting from her prior leadership roles on acquisition teams and overseeing marketing departments, respectively. In addition, her prior experience leading Best Buy's business in Canada provides valuable international experience and perspective to our Board.

TODD J. VASOS

Age: 63

Director Since: 2015

Biography:

Mr. Vasos currently serves as our Chief Executive Officer, having returned to Dollar General in October 2023 after serving as our CEO from June 2015 to November 2022 and as Senior Advisor from November 2022 until his retirement in April 2023. He has served as a member of our Board of Directors since June 2015. Mr. Vasos joined Dollar General in December 2008 as Executive Vice President, Division President and Chief Merchandising Officer and was promoted to Chief Operating Officer in November 2013. Prior to joining Dollar General, Mr. Vasos served in leadership positions with Longs Drug Stores Corporation, Phar-Mor Food and Drug Inc. and Eckerd Corporation. Mr. Vasos has served as a director of KeyCorp since July 2020.

Specific Experience, Qualifications, Attributes and Skills:

Mr. Vasos has extensive retail experience, including over 15 years with Dollar General. He has a thorough understanding of all key areas of our business, which is further bolstered by his former experience overseeing the merchandising, operations, marketing, advertising, global procurement, supply chain, store development, store layout and space allocation functions of other retail companies. In addition, Mr. Vasos's service in leadership and policy-making positions in the retail business has provided him with additional leadership and strategic planning skills that allow him to effectively guide and oversee the direction of Dollar General and the consensus-building skills required to lead our management team, and his other public company board experience brings additional perspective to his leadership of Dollar General.

Can shareholders recommend or nominate directors?

Yes. Shareholders may recommend candidates to our NGCR Committee by providing the same information within the same deadlines required for nominating candidates pursuant to the advance notice provisions in our Bylaws. Pursuant to its Charter, our NGCR Committee is required to consider such candidates and to apply the same evaluation criteria to them as it applies to other director candidates. Shareholders also can go a step further and nominate directors for election by shareholders at an annual meeting by following the advance notice procedures in our Bylaws.

Whether recommending a candidate for our NGCR Committee's consideration or nominating a director for election by shareholders at an annual meeting, you must submit a written notice for receipt by our Corporate Secretary at the address and within the deadlines disclosed under "Shareholder Proposals for 2026 Annual Meeting." The notice must contain all information required by our Bylaws, including without limitation information about the shareholder proposing the nominee and about the nominee.

We also have a "proxy access" provision in our Bylaws which allows eligible shareholders to nominate candidates for election to our Board and include such candidates in our proxy statement and ballot subject to the terms, conditions, procedures and deadlines set forth in Article I, Section 12 of our Bylaws. Our proxy access bylaw provides that holders of at least 3% of our outstanding shares, held by up to 20 shareholders, holding the shares continuously for at least 3 years, can nominate up to 20% of our Board for election at an annual shareholders' meeting.

For more specific information regarding these deadlines in respect of the 2026 annual meeting of shareholders, see "Shareholder Proposals for 2026 Annual Meeting" below. You should consult our Bylaws, posted on the "Corporate Governance" section of our website located at https://investor.dollargeneral.com, for more detailed information regarding the processes summarized above. No shareholder nominees have been submitted for this year's annual meeting.

What if a nominee is unwilling or unable to serve?

That is not expected to occur. If it does, the persons designated as proxies on the proxy card will vote your proxy for a substitute designated by our Board of Directors, or we may reduce the size of the Board.

Are there any family relationships between any of the directors, executive officers or nominees?

There are no family relationships between any of our directors, executive officers or nominees.

 The Board of Directors unanimously recommends that shareholders vote **FOR** the election of each of the nominees named in this proposal.

CORPORATE GOVERNANCE

What governance practices are in place to promote effective independent Board leadership?

Our Board of Directors has adopted a number of governance practices to promote effective independent Board leadership, such as:



Independent Board Chairman
Mr. Calbert, an independent director, serves as our Chairman of the Board. In this role, Mr. Calbert serves as a liaison between the Board and our CEO, approves Board meeting agendas, facilitates communication of annual evaluation feedback to the Board and to individual directors, and participates with the Compensation and Human Capital Management Committee (the "CHCM Committee") in the annual CEO performance evaluation. This decision allows our CEO to focus his time and energy on managing our business, while our Chairman devotes his time and attention to matters of Board oversight and governance. Our Board, however, recognizes that no single leadership model is right for all companies and at all times, and the Board will review its leadership structure as appropriate to ensure it continues to be in the best interests of Dollar General and our shareholders.



Annual Evaluations and Board Succession Planning
Our Board of Directors, its standing committees, and our individual non-employee directors are evaluated annually using a process approved by the NGCR Committee. Our Board has adopted a policy to seek input from an independent consultant as part of the annual evaluation process at least once every three years. The evaluation process utilizes written questionnaires and, when deemed appropriate, telephonic interviews to supplement written responses. Results of the Board and committee evaluations are reviewed by the Board and each committee, and each director is provided feedback with respect to his or her performance, all with the goal of enhancing effective Board leadership and oversight and informing director re-nomination decisions and succession planning.



Annual CEO Performance Evaluations
The CEO is annually evaluated under the leadership of the CHCM Committee and the Chairman of the Board. All independent directors are invited to provide input into this discussion.



Regularly Scheduled Non-Management and Independent Director Sessions
Opportunity is available at each quarterly Board meeting for separate executive sessions of the non-management directors (all of whom are currently independent). Mr. Calbert, as Chairman, presides over all executive sessions of the non-management and the independent directors.



Shareholder Engagement
To build and maintain relationships with shareholders and to ensure their perspectives are understood and considered by our Board of Directors, we conduct year-round investor relations outreach as well as focused outreach in the fall dedicated to corporate governance, social responsibility and sustainability matters. We invited shareholders representing approximately 66% of our outstanding shares to participate in our focused outreach in 2024. Approximately 56% of our outstanding shares chose to participate in these meetings, and our Chairman of the Board led the engagement with shareholders representing approximately 31% of shares outstanding. For more information on our focused shareholder outreach efforts, please see "How does shareholder feedback affect decision-making" below.

How does shareholder feedback affect decision-making?

We actively seek our shareholders' opinions on a wide variety of subjects, including corporate governance, risk oversight, executive compensation and sustainability. Our Board of Directors values these viewpoints and incorporates this feedback into its decision-making processes.

Our executive compensation program is designed with the goal of serving our shareholders' long-term interests. We believe that offering a competitive compensation package is vital to attract, retain, and motivate experienced and appropriately qualified executives. At our 2024 annual meeting, our Say-on-Pay proposal received lower support from shareholders than in previous years, which prompted us to better understand shareholders' concerns as part of our robust shareholder engagement program in which, as mentioned above, we reached out to approximately 66% of shares outstanding.

During these and previous engagements, many of our shareholders expressed support for the re-appointment of Mr. Vasos as CEO and his compensation package. However, some shareholders expressed concerns about a perceived pay-for-performance imbalance arising from the one-time option award to Mr. Vasos upon his re-appointment and certain structural aspects of our program. We discussed with shareholders the executive compensation program changes made for 2024, which addressed feedback concerning our use of similar performance metrics in the short-term and long-term incentive programs and the maximum potential payouts under these plans, and sought input on potential additional changes for 2025, particularly around the type and mix of equity awards and the metrics and length of performance periods used in the long-term incentive program. The CHCM Committee, working with its independent compensation consultant, took this feedback into account when designing the program for 2025, as discussed in "Compensation Discussion and Analysis" in this Proxy Statement.

In addition to executive compensation, we discussed other important topics such as governance, human capital management, and sustainability, including the Board's approach to management succession planning; board oversight of risk and strategy; board composition; employee engagement; safety; turnover and recruitment; and climate actions and goals. We share the feedback from these conversations with our Board to inform decision-making. In addition to introducing changes to our executive compensation program, we have taken several steps such as enhancing our sustainability reporting and expanding our safety- and human rights-related disclosures.

What is the Board's role in risk oversight?

Our Board of Directors and its three standing committees—the Audit Committee, the CHCM Committee and the NGCR Committee—play an active and important role in overseeing risk at Dollar General. Each committee is delegated oversight responsibilities for select areas of risk.

The independent chairpersons of our Board and committees approve meeting agendas and ensure discussion of potential risks and mitigation efforts as part of strategic and operational updates from management and advisors. In addition, the entire Board is apprised of committee discussions and actions. This leadership structure and division of risk management responsibilities allows for coordinated risk oversight and the identification of risk interrelationships. It also effectively addresses material risks Dollar General might face by allowing our independent directors, through these independent Board committees and executive sessions, to effectively monitor management's actions in identifying risks and implementing effective risk management policies and controls.

Strategic Planning Risk Oversight. Our company's strategy is firmly rooted in our long-standing mission of *Serving Others*, as we consistently strive to improve our performance while retaining our customer-centric focus. The Board actively oversees our corporate strategy and related risks through both annual strategic planning meetings and discussions and reports on the status of and risks to our strategic initiatives at quarterly meetings.

Enterprise Risk Oversight. We identify and manage our key risks using our enterprise risk management program. This framework evaluates significant internal and external business, financial, legal, reputational, corporate responsibility, sustainability, and other risks; identifies mitigation strategies; and assesses any residual risk. The program employs interviews with various levels of management and our Board and reviews of strategic initiatives, recent or potential legislative or regulatory changes, certain internal metrics and other information. The Audit Committee oversees our enterprise risk management program, discussing with management the processes by which risk assessment and risk management are undertaken and our major financial and other risk exposures, including without limitation those relating to information systems, information security, data privacy, artificial intelligence, business continuity, and third-party information security as well as the steps management has taken to monitor and control these exposures. The Audit Committee reviews enterprise risk evaluation results at least annually and high residual risk categories, along with their mitigation strategies, quarterly. In addition, as part of its regular review of progress versus the strategic plan, our Board reviews related material risks as appropriate. Our General Counsel also periodically provides information to the Board regarding our insurance coverage and programs as well as litigation and other legal risks.

Cybersecurity Risk Oversight. In addition to consideration as part of the enterprise risk management program, cybersecurity risk is further evaluated through various internal and external audits and assessments designed to validate the effectiveness of our controls for managing the security of our information assets. Management develops action plans to address select identified opportunities for improvement, and the Audit Committee quarterly reviews reports and metrics, including a dashboard, pertaining to cybersecurity risks and prevention, detection, mitigation and remediation efforts with our Chief Information Officer and our Chief Information Security Officer to help the Audit Committee understand and evaluate current risks, monitor trends, and track our progress against specific metrics. The Audit Committee also has the responsibility to review with management and the independent auditor any unauthorized access to information technology systems that could have a material effect on the Company's financial statements. Further, the Audit Committee receives quarterly updates regarding our business continuity and IT disaster recovery plan, as well as any cybersecurity incidents which occurred during the prior quarter.

The Audit Committee receives cybersecurity education to assist members in overseeing related risks. This education includes or has included in recent years: an overview of Company-specific cyber-related risk considerations; an overview of various artificial intelligence considerations, including those related to risk management, governance and ethics, and workforce and culture; updates on the state of cybersecurity regulation; updates on the evolving retail landscape's impact on cyber risk to retail organizations; a cyber threat intelligence update focusing on the global impact of ransomware on the retail sector and trends in retail sector compromises; and an overview of methods to perform cyber risk quantification.

Human Capital Management Oversight. Our Board of Directors has delegated oversight of significant matters pertaining to our human capital management strategy to the CHCM Committee, primarily including succession planning; recruitment, retention and engagement of employees; labor-related matters; our executive compensation program; and the overall compensation philosophy and principles for the general employee population. As part of this oversight, each quarter the CHCM Committee reviews metrics pertaining to recruitment, retention, engagement and other human capital efforts with the Chief People Officer. In addition, the CHCM Committee discusses management succession planning with the Chief Executive Officer and the Chief People Officer at least quarterly. Our Board retains direct oversight of certain human capital management areas, including review

of significant employee-related litigation and legal matters at least quarterly with our General Counsel, and discussions of various human capital matters with the Chief Executive Officer.

Corporate Governance, Social Responsibility and Sustainability Risk Oversight. In addition to consideration as part of the enterprise risk management program, our Board of Directors has delegated oversight of corporate governance and significant social responsibility and sustainability matters (to the extent not overseen by the full Board or other committee) to the NGCR Committee. These matters may include significant issues relating to the environment, human rights, health and safety, supply chain, community and governmental relations, charitable contributions, political contributions (if any), and similar matters. As part of this oversight, the NGCR Committee: reviews our sustainability disclosures and practices, including climate-related disclosures, practices, strategy and goals/targets; oversees our annual shareholder outreach program and shareholder proposals; and reviews detailed information regarding corporate governance trends and practices, which, along with shareholder feedback, informs recommendations to the Board.

What other functions are performed by the Board's Committees?

The functions of the Board's three standing committees are described in applicable Board-adopted written charters available on the "Corporate Governance" section of our website located at https://investor.dollargeneral.com and are summarized below along with each committee's current membership. Each committee also periodically reviews and reassesses its charter, evaluates and makes recommendations concerning shareholder proposals that are within the committee's expertise, and performs the risk oversight roles outlined above. The Audit Committee is established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Name of Committee & Members	Committee Functions
AUDIT: Ms. Chadwick, Chairperson Mr. Bryant Mr. Rowland Ms. Sandler	• Selects the independent auditor and periodically considers the advisability of audit firm rotation • Annually evaluates the independent auditor's qualifications, performance and independence, as well as the lead audit partner, and reviews the annual report on the independent auditor's internal quality control procedures and any material issues raised by its most recent review of internal quality controls • Pre-approves audit engagement fees and terms and all permitted non-audit services and fees, and discusses the audit scope and any audit problems or difficulties • Sets policies regarding the hiring of current and former employees of the independent auditor • Discusses the annual audited and quarterly unaudited financial statements with management and the independent auditor • Reviews CEO/CFO disclosures regarding any significant deficiencies or material weaknesses in our internal control over financial reporting, and establishes procedures for receipt, retention and treatment of complaints regarding accounting or internal controls • Discusses the types of information to be disclosed in earnings press releases and provided to analysts and rating agencies • Oversees our enterprise risk management program, including reports and metrics pertaining to cybersecurity risks • Reviews internal audit activities, projects and budget • Reviews and oversees any reportable related party transactions (unless a particular transaction is within the purview of another committee) to ensure they are not inconsistent with the interests of the Company and our shareholders • Discusses with our general counsel legal matters having an impact on financial statements • Furnishes the committee report required in our proxy statement
COMPENSATION AND HUMAN CAPITAL MANAGEMENT: Mr. McGuire, Chairperson Mr. Bryant Ms. Scarlett	• Oversees significant matters pertaining to human capital management strategy, primarily including management succession planning; recruitment, retention and engagement of employees; and labor-related matters • Reviews and approves corporate goals and objectives relevant to CEO compensation • Determines executive officer compensation (with an opportunity, if they so choose, for the independent directors to ratify CEO compensation) and recommends Board compensation for Board approval • Oversees overall compensation philosophy and principles for the general employee population • Establishes short-term and long-term incentive compensation programs for senior officers and approves all equity awards • Oversees share ownership guidelines and holding requirements for Board members and senior officers • Oversees the performance evaluation process for senior officers • Reviews and discusses disclosure regarding executive compensation, including Compensation Discussion and Analysis and compensation tables (in addition to preparing the report on executive compensation for our proxy statement) • Selects and determines fees and scope of work of its compensation consultant • Oversees and evaluates the independence of its compensation consultant and other advisors

Name of Committee & Members	Committee Functions
NOMINATING, GOVERNANCE AND CORPORATE RESPONSIBILITY: Ms. Sandler, Chairperson Mr. Santana Ms. Scarlett	• Develops and recommends criteria for selecting new directors • Screens and recommends to our Board individuals qualified to serve on our Board • Recommends Board committee structure and membership • Recommends persons to fill Board and committee vacancies • Develops and recommends Corporate Governance Guidelines and corporate governance practices and oversees corporate governance matters, including the annual shareholder engagement program • Oversees the process governing annual Board, committee and director evaluations • Oversees management's efforts pertaining to significant corporate social responsibility and sustainability matters, which may include issues relating to the environment, human rights, health and safety, supply chain, community and governmental relations, charitable and political contributions, and similar matters • Evaluates shareholder proposals unless within the subject matter jurisdiction or expertise of another independent Board committee • Evaluates the appropriateness of a director's continued Board and committee membership in light of any changed circumstances that could affect the director's independence, qualifications or availability • Considers requests by directors and executive officers to serve on the board of directors of a for-profit company, taking into account among other factors the overboarding policy set forth in our Corporate Governance Guidelines

Does an audit committee financial expert serve on the Audit Committee?

Yes. Our Board of Directors has determined that Mss. Chadwick and Sandler and Messrs. Bryant and Rowland are audit committee financial experts who are independent as defined in New York Stock Exchange ("NYSE") listing standards and in our Corporate Governance Guidelines.

How often did the Board and its committees meet in 2024?

During 2024, our Board of Directors, Audit Committee, CHCM Committee and NGCR Committee met 5, 5, 8 and 4 times, respectively. Each incumbent director attended at least 75% of the total of all meetings of the Board and committees on which he or she served which were held during the period for which he or she was a director and a member of each applicable committee.

What is Dollar General's policy regarding Board member attendance at the annual meeting?

Our Board of Directors has adopted a policy that all directors should attend annual shareholders' meetings unless attendance is not feasible due to unavoidable circumstances. All persons serving as Board members at the time of the 2024 annual shareholders' meeting attended the meeting.

Does Dollar General have a management succession plan?

Yes. Our CHCM Committee ensures that a formalized process governs long-term management development and succession. Our comprehensive program encompasses not only our CEO and other executive officers and notable talent, but all employees through the front-line supervisory level. The program focuses on key succession elements, including identification of potential successors for positions where internal succession is appropriate, assessment of each potential successor's level of readiness, and preparation of individual growth and development plans. Our long-term business strategy is also considered with respect to CEO succession planning. Generally, the CHCM Committee reviews the succession plan for at least one functional area quarterly and for each of the executive officers annually. In addition, we maintain, and the CHCM Committee periodically reviews, a confidential procedure for the timely and efficient transfer of the CEO's responsibilities in the event of an emergency or sudden incapacitation or departure.

Are there share ownership guidelines and holding requirements for Board members and senior officers?

Yes. Details of our share ownership guidelines and holding requirements for Board members and senior officers are included in our Corporate Governance Guidelines. See "Compensation Discussion and Analysis" and "Director Compensation" for more information on these guidelines and holding requirements. The CHCM Committee establishes the related administrative details.

Are any directors or officers involved in litigation with Dollar General?

On January 26, 2024, January 29, 2024, and February 1, 2024, respectively, the following shareholder derivative actions were filed in the United States District Court for the Middle District of Tennessee in which the plaintiff shareholders, purportedly on behalf and for the benefit of Dollar General, allege that certain of our current and former officers and directors (1) violated their fiduciary duties by misrepresenting the impact of alleged store labor, inventory pricing, and other practices on our financial results, prospects, and reputation, as well as creating a risk of adverse regulatory action; (2) wasted corporate assets; and (3) were unjustly enriched: *Nathan Silva v. Todd J. Vasos, Michael Calbert, Warren Bryant, Ana Chadwick, Patricia Fili-Krushel, Timothy McGuire, David Rowland, Debra Sandler, Ralph Santana, William Rhodes, III, Kelly M. Dilts, Jeffrey [sic] C. Owen, and John W. Garratt* (Case No. 3:24-cv-00083) ("Silva"); *Terry Dunn v. Todd J. Vasos, et. al.* (Case No. 3:24-cv-00093) ("Dunn"); *Kathryn A. Caliguiri Inh Ira Bene Of Catherine Sugarbaker v. Todd J. Vasos, et. al.* (Case No. 3:24-cv-00117) ("Caliguiri") (collectively, the "Federal Court Shareholder Derivative Litigation"). The named defendants in the Dunn and Caliguiri matters are identical to those named in the Silva complaint except that Mr. Rowland is not a named defendant in the Dunn and Caliguiri matters. The Silva complaint also alleges certain of our current and former officers and directors violated federal securities laws and aided and abetted breach of fiduciary duty and that Mr. Vasos violated his fiduciary duties by misusing material, non-public information. The Dunn and Caliguiri complaints additionally allege that certain of our officers and directors violated their fiduciary duties by recklessly or negligently disregarding workplace safety practices, and that Mr. Vasos, Mr. Garratt and Ms. Fili-Krushel violated their fiduciary duties by misusing material, non-public information. On April 2, 2024, the court consolidated the Silva, Dunn and Caliguiri actions, and on May 2, 2024, the Silva action was voluntarily dismissed. On May 14, 2024, the court appointed lead counsel in the consolidated action. On May 22, 2024, the court entered an order staying the Dunn and Caliguiri actions pending resolution of the defendants' motion to dismiss in a separate securities litigation pending in the United States District Court for the Middle District of Tennessee (the "Shareholder Securities Litigation"). The plaintiffs in the Federal Court Shareholder Derivative Litigation seek both non-monetary and monetary relief for the benefit of Dollar General.

On March 26, 2024, and March 28, 2024, respectively, the following shareholder derivative actions were filed in the Chancery Court for Davidson County, Tennessee: *Todd Hellrigel v. Todd J. Vasos et al.* (Case No. 24-0392-I) ("Hellrigel"); and *Steve Southwell v. Todd Vasos, et al.* (Case No. 24-0379-I) ("Southwell") (collectively, the "State Court Shareholder Derivative Litigation"). The claims and relief sought in the State Court Shareholder Derivative Litigation are substantially similar to those in the Federal Court Shareholder Derivative Litigation, and the named defendants are identical to those named in the Silva complaint. On May 20, 2024, the court entered an agreed upon order consolidating the Hellrigel and Southwell actions, appointing lead counsel, and staying the State Court Shareholder Derivative Litigation pending resolution of the defendants' motion to dismiss in the Shareholder Securities Litigation. The plaintiffs in the State Court Shareholder Derivative Litigation seek both non-monetary and monetary relief for the benefit of Dollar General.

How can I communicate with the Board of Directors?

We describe our Board-approved process for security holders and other interested parties to contact the entire Board, a particular director, or the non-management directors or independent directors as a group on the "Corporate Governance" section of our website located at https://investor.dollargeneral.com.

Does Dollar General have an insider trading policy?

Yes. We have adopted an insider trading policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and employees. The policy also contains provisions that are applicable to the Company's trading in Dollar General's own securities. A copy of our insider trading policy is filed as Exhibit 19 to our Annual Report on Form 10-K for the fiscal year ended January 31, 2025, filed with the SEC on March 21, 2025 (our "2024 Form 10-K"). In addition, with regard to the Company's trading in Dollar General's own securities, it is our policy to comply with the federal securities laws and the applicable exchange listing requirements.

Where can I find more information about Dollar General's governance practices?

Our governance-related information is posted on the "Corporate Governance" section of our website located at https://investor.dollargeneral.com, including current copies of our Corporate Governance Guidelines, our Code of Business Conduct and Ethics, and the charters of the Audit Committee, the CHCM Committee and the NGCR Committee, as well as the name(s) of the person(s) chosen to lead the executive sessions of the non-management directors and of the independent directors. This information is available in print to any shareholder who sends a written request to: Investor Relations, Dollar General Corporation, 100 Mission Ridge, Goodlettsville, Tennessee 37072.

DIRECTOR COMPENSATION

We have designed our director compensation program to fairly pay directors for their time and efforts and to align their interests with the long-term interests of our shareholders. The CHCM Committee, assisted by its independent compensation consultant Pearl Meyer, reviews and recommends to the Board of Directors the form and amount of director compensation generally every two or three years. The CHCM Committee takes into account peer group market data, recommendations for potential changes to remain competitive, and the responsibilities of the chairpersons of the Board and each committee, and reviews survey data of general industry companies with revenues greater than $10 billion for a general understanding of compensation practices in the broader market context. From time to time the Board may establish ad hoc committees for various purposes, and the CHCM Committee, after receiving advice from its legal advisors and Pearl Meyer, will recommend what it believes to be reasonable and customary compensation for the members of such ad hoc committees for Board approval. Further details about our peer group and the Pearl Meyer engagement can be found in "Compensation Discussion and Analysis." The CHCM Committee has the authority to delegate any of its responsibilities to one or more subcommittees to the extent allowed by applicable law and the NYSE. The CHCM Committee did not delegate any authority to a subcommittee with respect to 2024 director compensation.

Our executive compensation team and our legal team, led by our Chief People Officer and our General Counsel, respectively, provide administrative and support services for the CHCM Committee and Pearl Meyer, such as research, data compilation, contract drafting, legal advice, and other requested assistance. Pearl Meyer also reviews its director compensation analyses and recommendations with our CEO, Chief People Officer, and General Counsel. The CHCM Committee may ask for these executives' opinions on Pearl Meyer's analyses and recommendations, but it has the final authority to recommend director compensation to the Board.

Our standard director compensation program consists of: (1) the following cash compensation (prorated when applicable) for a fiscal year, payable in quarterly installments; and (2) an annual award of restricted stock units ("RSUs") to each non-employee director and an additional annual award of RSUs to the independent Chairman of the Board, in each case issued pursuant to our 2021 Stock Incentive Plan and payable in shares of our common stock, having the estimated values listed below:

Fiscal Year	Board Retainer ($)	Board Chairman Estimated Value of Equity Retainer ($)[1]	Audit Committee Chairperson Retainer ($)	CHCM Committee Chairperson Retainer ($)	NGCR Committee Chairperson Retainer ($)	Estimated Value of Equity Award ($)[2]
2024	95,000	200,000	25,000	20,000	17,500	190,000

(1) Awarded by the CHCM Committee on the first business day following the start of our fiscal year and scheduled to vest on the first anniversary of the grant date, subject to certain accelerated vesting conditions. The Chairman of the Board generally may opt to defer receipt of shares underlying the RSUs.

(2) Awarded by the CHCM Committee to each non-employee director who is elected or re-elected at the annual shareholders' meeting and to any new non-employee director appointed after the annual shareholders' meeting but before February 1 of a given year. The RSUs are scheduled to vest on the first anniversary of the grant date subject to certain accelerated vesting conditions. Directors generally may opt to defer receipt of shares underlying the RSUs.

Up to 100% of cash fees earned for Board services in a fiscal year generally may be deferred under the Non-Employee Director Deferred Compensation Plan. Benefits are payable upon separation from service in the form, as elected by the director at the time of deferral, of a lump sum distribution or monthly payments for 5, 10 or 15 years. Participating directors can direct the hypothetical investment of deferred fees into funds identical to those offered in our 401(k) Plan and will be credited with the deemed investment gains and losses. The amount of the benefit will vary depending on the fees the director has deferred and the deemed investment gains and losses. Benefits upon death are payable to the director's named beneficiary in a lump sum. In the event of a director's disability (as defined in the Non-Employee Director Deferred Compensation Plan), the unpaid benefit will be paid in a lump sum. Participant deferrals are not contributed to a trust, and all benefits are paid from Dollar General's general assets.

Our non-employee directors are subject to share ownership guidelines, expressed as a multiple of the annual cash retainer payable for service on our Board (exclusive of additional amounts paid to each committee chairperson), and holding requirements. The current ownership guideline is five times and should be acquired within five years of election to the Board. When the ownership guideline is increased, incumbent non-employee directors are allowed an additional year to acquire the incremental multiple. Each non-employee director is required to retain ownership of 100% of all net after-tax shares granted by Dollar General until reaching the share ownership target. As of January 31, 2025, each non-employee director serving at that time, other than Mr. Santana, was in compliance with our share ownership and holding requirement policy either because he or she met the guideline or was within the allotted grace period.

Fiscal 2024 Director Compensation

The following table summarizes the compensation earned by or paid to each person who served as a non-employee member of our Board of Directors during all or part of 2024. Mr. Vasos, whose executive compensation is discussed under "Executive Compensation" below, was not separately compensated for his Board service. We have omitted the columns for "Option Awards," "Non-Equity Incentive Plan Compensation" and "Change in Pension Value and Nonqualified Deferred Compensation Earnings" because they are inapplicable.

Name[1]	Fees Earned or Paid in Cash ($)[2]	Stock Awards ($)[3]	All Other Compensation ($)[4]	Total ($)
Warren F. Bryant	95,000	185,805	2,847	283,652
Michael M. Calbert	95,000	388,059	6,429	489,488
Ana M. Chadwick	145,000	185,805	2,847	333,652
Patricia D. Fili-Krushel	65,714	185,805	2,025	253,544
Timothy I. McGuire	103,571	185,805	2,847	292,223
David P. Rowland	120,000	185,805	3,683	309,488
Debra A. Sandler	112,500	185,805	2,847	301,152
Ralph E. Santana	95,000	185,805	2,847	283,652
Kathleen M. Scarlett	45,141	193,436	1,831	240,408

(1)   Ms. Fili-Krushel resigned from our Board on August 29, 2024. Ms. Scarlett joined our Board on August 12, 2024.

(2)   In addition to the Board retainer, Mss. Chadwick, Fili-Krushel, and Sandler and Mr. McGuire earned retainers (pro-rated as applicable) for service as committee chairpersons during all or part of fiscal 2024, and Ms. Chadwick and Mr. Rowland each earned a one-time $25,000 cash retainer, payable in three equal installments, for service on an ad hoc demand review committee.

(3)   Represents the grant date fair value of RSUs awarded to Mr. Calbert on February 5, 2024 ($202,254) for his annual Chairman of the Board retainer, as well as to each director, other than Ms. Scarlett, listed in the table above (including Mr. Calbert), on May 28, 2024 ($185,805) and to Ms. Scarlett on August 27, 2024 ($193,436) for annual awards, in each case computed in accordance with FASB ASC Topic 718. Information regarding assumptions made in the valuation of these awards is included in Note 9 of the annual consolidated financial statements in our 2024 Form 10-K. As of January 31, 2025, each of the persons listed in the table above had the following total unvested RSUs outstanding (including additional unvested RSUs credited as a result of dividend equivalents earned with respect to such RSUs): each of Messrs. Bryant, McGuire, Rowland, and Santana and Mss. Chadwick, and Sandler (1,333); Mr. Calbert (2,877); Ms. Fili-Krushel (0); and Ms. Scarlett (1,570).

(4)   Represents (a) the dollar value of dividend equivalents paid, accumulated or credited on unvested RSUs for all persons listed in the table above; and (b) for Ms. Fili-Krushel, cash reimbursement of $733 to offset the estimated federal income tax obligation on a retirement gift. Perquisites and personal benefits, if any, totaled less than $10,000 per director listed in the table and therefore are not included in the table.

DIRECTOR INDEPENDENCE

Is Dollar General subject to the NYSE governance rules regarding director independence?

Yes. A majority of our directors, and all members of the Audit Committee, the CHCM Committee and the NGCR Committee, must meet the independence requirements outlined in the NYSE listing standards. All members of the Audit Committee also must meet the independence standards under SEC rules. The NYSE listing standards define specific relationships that disqualify directors from being independent and further require that the Board of Directors affirmatively determine that a director has no material relationship with Dollar General in order to be considered "independent." The SEC's rules and NYSE listing standards contain separate definitions of independence for members of audit committees and compensation committees, respectively.

How does the Board of Directors determine director independence?

Our Board of Directors has adopted guidelines to help determine the independence of each director and director nominee. These guidelines include all independence elements in the NYSE listing standards and SEC rules as well as certain Board-adopted categorical independence standards. These guidelines are detailed within our Corporate Governance Guidelines posted on the "Corporate Governance" section of our website located at https://investor.dollargeneral.com.

The Board first considers whether any director or nominee has a relationship covered by the NYSE listing standards that would prohibit an independence finding for Board or committee purposes. The Board then analyzes any relationship of the remaining eligible directors and nominees with Dollar General or our management that falls outside the parameters of the Board's separately adopted categorical independence standards to determine if that relationship is material. The Board may determine that a person who has a relationship outside such parameters is nonetheless independent because the relationship is not considered to be material. Any director who has a material relationship with Dollar General or its management is not considered to be independent. Absent special circumstances, the Board does not consider or analyze any relationship that management has determined falls within the parameters of the Board's separately adopted categorical independence standards.

Are all of the directors and nominees independent?

Mr. Vasos is not an independent director under NYSE listing standards as a result of his employment as our Chief Executive Officer. Our Board of Directors has affirmatively determined that each of our remaining directors, Messrs. Bryant, Calbert, McGuire, Rowland and Santana and Mss. Chadwick, Sandler and Scarlett, is independent, and our former Board member Ms. Fili-Krushel, who served for part of 2024, was independent at the time she left our Board, under both the NYSE listing standards and our additional independence standards. Any relationship between an independent director and Dollar General or our management fell within the Board-adopted categorical standards and, accordingly, was not reviewed or considered by the Board in making independence decisions. There is no person currently serving or who served in 2024 on the Audit Committee, the CHCM Committee or the NGCR Committee that does or did not meet, as applicable, the NYSE independence requirements for membership on those committees, our additional standards and, as to the Audit Committee, SEC rules.

TRANSACTIONS WITH MANAGEMENT AND OTHERS

Does the Board of Directors have a related-party transactions approval policy?

Yes. Our Board of Directors has adopted a written policy for the review, approval or ratification of "related party transactions." For this purpose, a "related party" includes our directors, director nominees, executive officers and greater than 5% shareholders, and any of their immediate family members, and a "transaction" includes one or a series of similar financial or other transactions, arrangements or relationships in which (1) Dollar General or one of our subsidiaries is a participant; (2) a related party has a direct or indirect material interest; and (3) the total amount may exceed $120,000 and is required to be disclosed pursuant to Item 404 of Regulation S-K under the Exchange Act, as determined by our Law Department.

The policy requires that a designated Board committee review in advance and oversee related party transactions for potential conflicts of interest and prohibit transactions it determines to be inconsistent with the interests of Dollar General and our shareholders. The Audit Committee is the designated committee for related party transactions except for compensatory transactions, which the CHCM Committee will oversee, and charitable donations or payments to an industry group, which the NGCR Committee will oversee. The related party may not participate in the review or approval of the related party transaction.

In determining whether a related party transaction should be approved or prohibited, the policy directs the designated committee to consider all relevant facts and circumstances, which may include among other factors whether:

- the terms of the transaction are fair to Dollar General and on the same basis as if the transaction had occurred on an arm's-length basis;

- there are any compelling business reasons for Dollar General to enter into the transaction, and the nature of alternative transactions, if any; and

- the transaction would present an improper conflict of interest for any of our Board members or executive officers.

If approved, the designated committee will review each ongoing related party transaction at least annually to determine whether it should be allowed to continue.

If a related party transaction is inadvertently entered into without the required prior approval, including without limitation if a related party's interest arises only after the commencement of an ongoing transaction, the designated committee will review the transaction as soon as is reasonably practicable and determine whether to ratify or prohibit the transaction, taking into consideration all relevant facts and circumstances, which may include among other factors those outlined above, the reason the policy was not followed and whether subsequent ratification would be detrimental to Dollar General.

In determining whether a transaction meets the definition of a related party transaction under the policy, the policy directs the Law Department to evaluate all relevant facts and circumstances, but provides that a related party's interest in the following transactions generally would not be considered material, although the transaction amounts listed are not intended to imply that transaction amounts in excess of such amounts are presumed to be material:

- transactions involving a total amount that does not exceed the greater of $1 million or 2% of an entity's annual consolidated revenues (total consolidated assets in the case of a lender) if no related party who is an individual participates in providing the services or goods to, or negotiations with, us on the other entity's behalf or receives special compensation or benefit as a result; or

- payments to a charitable organization, foundation or university if the total amount does not exceed 2% of the recipient's total annual receipts and no related party who is an individual participates in the payment decision or receives any special compensation or benefit as a result.

What related party transactions existed in 2024 or are planned for 2025?

There are no transactions that have occurred since the beginning of 2024, or any currently proposed transactions, in which Dollar General was or is to be a participant, that exceed $120,000 and in which a related party had or has a direct or indirect material interest.

EXECUTIVE COMPENSATION

This section provides details of fiscal 2024 compensation for our named executive officers: Todd J. Vasos, Chief Executive Officer; Kelly M. Dilts, Executive Vice President and Chief Financial Officer; Emily C. Taylor, Executive Vice President and Chief Merchandising Officer; Rhonda M. Taylor, Executive Vice President and General Counsel; and Steven R. Deckard, Executive Vice President, Strategy and Development.

Compensation Discussion and Analysis

Overview

Our executive compensation program is designed to serve the long-term interests of our shareholders. To deliver superior shareholder returns, we believe it is critical to offer a competitive compensation package that will attract, retain, and motivate experienced executives with the requisite expertise. Our program is designed to pay for performance by effectively balancing short-term and long-term incentives based on achievement of our annual and long-term business objectives, as well as to maintain our competitive position in the market in which we compete for executive talent.

Compensation Best Practices

We strive to align our executives' interests with those of our shareholders and to follow sound corporate governance practices.

Compensation Practice	Dollar General Policy
Pay for performance	A significant portion of 2024 compensation, including our annual Teamshare cash incentive and our equity incentive compensation, is performance-based.
Robust share ownership guidelines and holding requirements	Our share ownership guidelines and holding requirements create further alignment with shareholders' long-term interests. See "Share Ownership Guidelines and Holding Requirements."
Clawback policy	Our clawback policy requires the recovery of erroneously awarded incentive compensation paid to current and former executive officers based on financial results that were subsequently restated as a result of material noncompliance with any financial reporting requirement under the U.S. federal securities laws, regardless of an executive's personal culpability.
Hedging, pledging and margin prohibitions	Our policy prohibits Board members, officers and certain other employees (as well as certain of their family members, entities and trusts) from hedging against any decrease in the market value of Dollar General equity securities awarded by our company and held by them, and from pledging as collateral or holding in a margin account any securities issued by Dollar General. See "Hedging and Pledging Policies."
No excise tax gross-ups and minimal income tax gross-ups	We do not provide tax gross-up payments to named executive officers other than on relocation-related items.
Double-trigger provisions	All equity awards granted to named executive officers as executive compensation include a "double-trigger" vesting provision upon a change in control.
No repricing or cash buyout of underwater stock options without shareholder approval	Our equity incentive plans prohibit repricing underwater stock options, reducing the exercise price of stock options or replacing awards with cash or another award type, without shareholder approval.
Annual compensation risk assessment	At least annually, our CHCM Committee assesses the risk of our compensation program.

Pay for Performance

We achieved the following financial performance results in relation to our short-term and long-term incentive plans:

- **Teamshare Bonus Program**
  We achieved 2024 adjusted EBIT of $1.863 billion, or 71.9% of the adjusted EBIT target, and 2024 net sales of $40.612 billion, or 98.4% of the net sales target, which resulted in a 2024 Teamshare payout to each named executive officer of 10.2% of his or her target Teamshare bonus percentage opportunity (see "Short-Term Cash Incentive Plan").

- **Performance Share Units**
  We achieved 2024 adjusted EBITDA of $2.827 billion, or 79.7% of the adjusted EBITDA target related to the portion of the awards granted in March 2024 subject to 2024 adjusted EBITDA performance, which was below the level required to earn such performance share units ("PSUs"). We achieved adjusted ROIC of 20.28%, or 88.4% of the adjusted ROIC three-year target related to the portion of awards granted in March 2022 subject to 2022-2024 adjusted ROIC performance, which was below the level required to earn such PSUs. (see "Long-Term Equity Incentive Program").

2024 Say-on-Pay Vote Outcome and Shareholder Outreach

We design our executive compensation program with the goal of serving our shareholders' long-term interests. We believe that offering a competitive compensation package is vital to attract, retain, and motivate experienced and appropriately qualified executives. Our most recent shareholder advisory vote on our named executive officer compensation held at our annual meeting on May 29, 2024, received lower support from shareholders than in previous years. Excluding abstentions and broker non-votes, 72.8% of total votes were cast in favor of the 2023 executive compensation program. As part of our already-established robust shareholder engagement program, we sought to better understand shareholders' concerns to identify any opportunities for improvement. See "Corporate Governance—How does shareholder feedback affect decision-making?"

During these and previous engagements, many of our shareholders expressed support for the re-appointment of Mr. Vasos as CEO in October 2023 and his related compensation package. However, some shareholders expressed concerns arising from the one-time stock option award to Mr. Vasos upon his re-appointment and certain structural aspects of our program. We discussed with shareholders the changes we had made to our 2024 executive compensation program, which addressed structural feedback concerning (1) our use of similar performance metrics in the short-term and long-term incentive programs and (2) the maximum potential payouts under these plans. We addressed the first concern by adding net sales as a second financial performance metric in the 2024 Teamshare bonus program and the second concern by reducing the cap on payouts from 300% to 200% for both the 2024 Teamshare program and the 2024 PSU

awards. See "2024 Teamshare Structure" and "2024 Annual Equity Award Structure." In addition, Mr. Vasos did not receive any equity awards in 2024 or an annual award in 2025.

Shareholders widely supported the changes that had been made to the 2024 executive compensation program.

We also sought input on potential additional changes for our 2025 executive compensation program, particularly around the type and mix of equity awards and the metrics and length of performance periods used in the long-term incentive program. While shareholders generally indicated support for a future move to a longer performance period for the 50% of our PSUs tied to adjusted EBITDA performance, most understood, and some of our larger shareholders expressed, that 2025 would not be an ideal time to make such change given the current internal and external environment. Many shareholders also expressed support for the inclusion of RSUs in the executive officer equity grant mix. The CHCM Committee, working with its independent compensation consultant, took this feedback into account when designing the program for 2025.

The CHCM Committee designed the 2025 executive compensation program primarily to enhance near-term performance and retention incentives; to create a more balanced and resilient incentive structure given continued economic uncertainty and volatility; and to be responsive to shareholder feedback. The 2025 program (1) further differentiates the metrics used in the short-term and long-term incentive programs, adding a strategic objective component to the 2025 Teamshare bonus program with an assigned weighting of 10%, while retaining the net sales metric at a 20% weighting and the adjusted EBIT metric at a reduced weighting of 70%; (2) maintains the 200% cap on payouts for the 2025 Teamshare bonus program and the 2025 PSUs, while returning to threshold performance levels for all metrics used in those programs; and (3) continues a performance emphasis in the long-term incentive program while strengthening retention by retaining PSUs and replacing stock options with RSUs, resulting in a mix of 50% PSUs and 50% RSUs. The Committee thoroughly considered the length of performance periods and alternative metrics for use in the PSU awards in light of volatility in the internal and external environments and stability considerations, and it determined that the existing metrics, which remain critical metrics for the business, and performance periods remain appropriate for 2025.

Philosophy and Objectives

We strive to attract, retain, and motivate executives with superior ability, to reward outstanding performance, and to align the long-term interests of our named executive officers with those of our shareholders. The material compensation principles applicable to the compensation of our named executive officers include:

- In determining total compensation, we consider a reasonable range of the median of total compensation of comparable positions at companies within our peer group, while accounting for distinct circumstances not reflected in the market data such as unique job descriptions as well as our particular niche in the retail sector and the impact that a particular officer may have on our ability to meet business objectives. For competitive or other reasons, our levels of total compensation or any component of compensation may exceed or be below the median range of our peer group.

- We set base salaries to reflect the responsibilities, experience, performance, and contributions of the named executive officers, while also considering market salaries for comparable positions and our desired balance between base salary and incentive compensation.

- We reward named executive officers who enhance our performance by linking cash and equity incentives to the achievement of our financial goals.

- We promote share ownership to align the interests of our named executive officers with those of our shareholders.

- In approving compensation arrangements, we may consider recent compensation history, including special or unusual compensation payments.

In addition, we utilize employment agreements with our named executive officers to promote executive continuity, aid in retention, facilitate implementation of our clawback policy, and, in return for granting such executives reasonable severance and other rights upon various termination scenarios, secure valuable protections for Dollar General, such as non-compete, non-solicitation, non-interference, and confidentiality obligations. In 2024, we entered into new employment agreements with our non-CEO named executive officers for a three-year term, subject to certain automatic extensions. The employment agreement with Mr. Vasos entered into in 2023 has a four-year term and is not subject to automatic extensions. A change in control, by itself ("single trigger"), does not trigger any severance provision applicable to our named executive officers under the employment agreements.

Oversight and Process

Oversight

The CHCM Committee of our Board of Directors, or a subcommittee thereof if required for tax or other reasons, in each case consisting entirely of independent directors, determines and approves the compensation of our named executive officers. The CHCM Committee has the authority to delegate any of its responsibilities to one or more subcommittees as the CHCM Committee may deem appropriate to the extent allowed by applicable law and the NYSE. Throughout this "Compensation Discussion and Analysis," the use of the term CHCM Committee (or Committee) means either the entire committee or a subcommittee thereof if required for tax or other reasons, as applicable. The independent members of our Board are provided the opportunity, if they choose, to ratify the CHCM Committee's determinations pertaining to the level of CEO compensation.

Use of Outside Advisors

The CHCM Committee has selected Pearl Meyer to serve as its compensation consultant and has determined that Pearl Meyer is independent and that its work has not raised any conflicts of interest. When requested by the CHCM Committee, a Pearl Meyer representative attends CHCM Committee meetings and participates in private sessions with the CHCM Committee, and CHCM Committee members are free to consult directly with Pearl Meyer as desired.

The CHCM Committee (or its Chairperson) determines the scope of Pearl Meyer's services and has approved a written agreement that details the terms under which Pearl Meyer will provide independent advice to the CHCM Committee. The approved scope of Pearl Meyer's work generally includes the performance of analyses and provision of independent advice and competitive market studies related to our executive and non-employee director compensation programs and related matters in support of the CHCM Committee's decisions, and more specifically includes performing preparation work associated with CHCM Committee meetings, as well as providing advice in areas such as compensation philosophy, compensation risk assessment, peer group selection and benchmarking, incentive plan design, executive compensation disclosure, emerging best practices and changes in the regulatory environment.

Management's Role

Our executive management team prepares and recommends our annual financial plan for approval by our Board of Directors and prepares a long-term financial plan. The financial performance targets used in our incentive compensation programs are the same as or derived from those in such financial plans and are approved by our CHCM Committee. Our CEO and our executive compensation team, led by our Chief People Officer, assist the CHCM Committee and Pearl Meyer by conducting research, compiling Company information and market data and making recommendations regarding compensation amounts and mix, incentive program structure alternatives, and compensation-related governance practices. Additionally, our legal team, led by our General Counsel, may provide legal advice to the CHCM Committee regarding executive compensation and related governance and legal matters and contractual arrangements from time to time. Although these recommendations may impact each of such officers' compensation to the extent they participate in the plans and programs, none of such officers make recommendations to the CHCM Committee regarding their specific compensation. For the role of management in named executive officers' performance evaluations, see "Use of Performance Evaluations" below. Although the CHCM Committee values and solicits management's input, it retains and exercises sole authority to make decisions regarding named executive officer compensation.

Use of Performance Evaluations

Each member of the Board of Directors is asked to provide feedback to the Chairman of the Board regarding the CEO's overall performance. The Chairman of the Board shares such information with the CHCM Committee. The CHCM Committee, together with the Chairman of the Board, assesses the performance of the CEO, and the CEO evaluates and reports to the CHCM Committee on the performance of each of the other named executive officers, in each case versus previously established goals. The CHCM Committee also has the opportunity to provide input into each named executive officer's performance evaluation. These evaluations are subjective; no objective criteria or relative weighting is assigned to any individual goal or factor.

Performance ratings serve as an eligibility threshold for annual base salary increases and may directly impact the amount of such increases. In determining annual base salary increases, the CHCM Committee starts with the percentage base salary increase that equals the overall budgeted increase for our U.S.-based employee population and approves differing merit increases to base salary based upon each named executive officer's individual performance rating. The CHCM Committee then considers whether additional adjustments are warranted to reflect performance, responsibilities, qualifications, experience, and time in role; to bring pay within a reasonable range of the peer group; to reflect a change in role or duties; to achieve a more desirable balance between base salary and incentive compensation; to more appropriately align relative pay position among internal peers; or for other reasons the Committee believes justify a variance from the merit increase.

The CHCM Committee also reserves the right to consider individual performance and other factors for the purpose of adjusting Teamshare bonus payments upward or downward for one or more named executive officers, and an unsatisfactory performance rating may reduce the number of, or completely eliminate, stock options awarded to the named executive officer in the following year. In addition, individual performance and other factors, such as retention and succession considerations, time in role, and company and department performance, are used as part of a subjective assessment, along with peer group market information, to determine annual equity award values.

Use of Market Data

The CHCM Committee approves, periodically reviews, and utilizes a peer group when making compensation decisions (see "Philosophy and Objectives"). The peer group data typically is considered for base salary adjustments and target equity award values and ranges, Teamshare target bonus opportunities, and total target compensation, and when considering structural changes to our executive compensation program.

Our peer group consists of companies selected according to their similarity to our operations, services, revenues, markets, availability of information, and any other information the CHCM Committee deems appropriate. Such companies are likely to have executive positions comparable in breadth, complexity and scope of responsibility to ours. The CHCM Committee last updated our peer group in May 2022 in order to improve industry and

size comparability. This peer group, which was used for 2024 named executive officer compensation decisions, consists of:

AutoZone	Best Buy	CarMax
Dollar Tree	Kroger	Lowe's
O'Reilly Auto	Ross Stores	Starbucks
Sysco	Target	TJX Companies
Tractor Supply	Walgreens	

Pearl Meyer provides peer group data typically on an annual basis for the CEO, to ensure that the CHCM Committee is aware of any significant movement in CEO compensation levels within the peer group, and every two to three years for each non-CEO named executive officer. In years when updated peer group data is not provided, the CHCM Committee applies a Pearl Meyer-recommended aging factor to the prior peer group data. For 2024 compensation decisions, the peer group data considered by the CHCM Committee for the CEO was that which was used in connection with his reappointment to CEO in October 2023 without aging, while the non-CEO peer group data was aged by 3.5% from the 2023 peer group data.

Process for Approval of Stock Option Awards

The CHCM Committee approves stock option awards to eligible employees, including named executive officers, on an annual basis following its regularly scheduled meeting held in March. In addition, on a quarterly basis following its regularly scheduled meetings, the CHCM Committee approves stock option awards for eligible employees who are hired or promoted following the annual equity awards or who are selected to receive a special equity award, typically for retention purposes. At each regularly scheduled quarterly meeting, the CHCM Committee discusses the eligible employees and the recommended stock option award values and, when a change to the terms of the form of award agreement is recommended, terms and conditions of the awards. However, to ensure the absence of any material, non-public information at the time of a stock option award, the CHCM Committee approves the stock option awards each quarter via action by unanimous written consent at the earliest possible date after the quarterly meeting that falls either more than four business days before or more than one business day after our public disclosure of any material non-public information. We do not time the disclosure of material non-public information for the purpose of affecting the value of employee compensation.

Elements of Named Executive Officer Compensation

We provide compensation in the form of base salary, short-term cash incentives, long-term equity incentives, benefits, and limited perquisites. We believe each of these elements is a necessary component of the total compensation package and is consistent with compensation programs at companies with whom we compete both for business and talent. Decisions regarding each named executive officer's 2024 compensation are discussed below, including a description of each element of compensation and the related applicable programs, as well as applicable financial performance results certified with respect to performance periods that ended in 2024.

2024 Compensation Generally

In March 2024, the CHCM Committee determined the annual compensation of each named executive officer.

(a) March 2024 Compensation Decisions for Mr. Vasos

The CHCM Committee considered the compensation decisions that it approved for Mr. Vasos at the time of his re-appointment as CEO in October 2023; the CEO peer group data (see "Use of Market Data"); the limited amount of time that had elapsed since Mr. Vasos's re-appointment as CEO; and the size and in-the-money value of the stock option that had been awarded to Mr. Vasos upon his re-appointment and related shareholder feedback. After considering these factors, the CHCM Committee determined to maintain Mr. Vasos's base salary and target short-term incentive bonus percentage opportunity at his prior year levels ($1.4 million and 150% of base salary, respectively) and forego any 2024 equity award to Mr. Vasos. See "Short-Term Cash Incentive Plan" for a description of the bonus program. Our Board of Directors ratified these compensation decisions.

(b) March 2024 Compensation Decisions for Non-CEO Named Executive Officers

The CHCM Committee considered the base salary, short-term incentive, and long-term incentive components, as well as total target compensation, in each case in comparison to the peer group data (see "Use of Market Data"), as well as individual performance (see "Use of Performance Evaluations"). The CHCM Committee made no change to the target short-term incentive bonus percentage opportunity for Mss. Dilts, E. Taylor and R. Taylor and Mr. Deckard from the prior year's level (in each case, 75% of base salary), which the CHCM Committee concluded remained reasonably aligned with the peer group data. See "Short-Term Cash Incentive Plan" for a description of the bonus program.

Continuing its historical practice, the CHCM Committee began its determination of non-CEO annual equity award values by reference to a range of values derived from peer group data. The use of such a range is designed to achieve better market alignment at the individual position level while allowing for subjective performance differentiation and sufficiently incenting and retaining our non-CEO named executive officers. The CHCM Committee determined each applicable named executive officer's actual award value within the range based on comparisons of his or her total target compensation against the peer group data, as well as a subjective assessment of a variety of factors outlined above under "Use of Performance Evaluations," resulting in equity award target values as follows: each of Ms. Dilts and Mr. Deckard ($1.75 million), and each of Mss. E. Taylor

and R. Taylor ($2.0 million). See "Long-Term Equity Incentive Program" for a description of the equity awards.

In addition, the CHCM Committee approved base salary merit increases by reference to the 3.0% overall U.S. merit budget increase for 2024 and adjusted to take into account a subjective evaluation of each such officer's 2023 performance, resulting in a base salary increase of 2.0% for each of Ms. Dilts and Mr. Deckard, and 3.0% for each of Mss. E. Taylor and R. Taylor, effective April 1, 2024. After comparing each such officer's proposed total target compensation for 2024 against the peer group data, the CHCM Committee determined that, with the exception of Mr. Deckard, each such officer's total target compensation for 2024 remained within a reasonable range of the peer group median and appropriately accounted for the responsibilities of the position, the experience and contributions of the individual, time in role, and relative pay positions among peers, and thus no additional base salary adjustments were made. However, to more closely align total target compensation with the peer group median and to account for the responsibilities of his position, his contributions and experience, time in role, and relative pay position among his internal peers, the CHCM Committee approved an additional 1.7% base salary increase for Mr. Deckard (for a total increase of 3.7%), effective April 1, 2024. See "Use of Performance Evaluations."

Base Salary

Base salary promotes our recruiting and retention objectives by reflecting the salaries for comparable positions in the competitive marketplace, recognizing performance, and providing a stable and predictable income source for our executives. Our employment agreements set forth minimum base salary levels, which the CHCM Committee retains sole discretion to increase from time to time. The CHCM Committee routinely considers annual base salary adjustments in March.

Short-Term Cash Incentive Plan

Our short-term cash incentive plan, called Teamshare, provides an opportunity to receive a cash bonus payment equal to a certain percentage of base salary based upon Dollar General's level of achievement of one or more pre-established financial performance targets. Accordingly, Teamshare fulfills an important part of our pay for performance philosophy while aligning the interests of our named executive officers and our shareholders.

(a) 2024 Teamshare Structure

After considering the importance of revenue growth in our valuation, as well as shareholder feedback and peer group data, the CHCM Committee determined to add a net sales metric representing 20% of the Teamshare bonus structure for 2024. The CHCM Committee continued to use adjusted EBIT as a second Teamshare financial performance measure for the remaining 80% of the program because it is a comprehensive measure of corporate performance that aligns with our shareholders' interests, is reasonably consistent with the practices of the peer group, and ensures that management is focused on leveraging and reinforcing our position as a low-cost operator.

For purposes of the 2024 Teamshare program, adjusted EBIT is defined as our operating profit as calculated in accordance with U.S. generally accepted accounting principles, but excludes the impact of (1) costs, fees and expenses directly related to the consideration, negotiation, preparation, or consummation of any transaction that results in a change in control (within the meaning of the Dollar General Corporation 2021 Stock Incentive Plan) or to any securities offering; (2) disaster-related charges; (3) LIFO provision, which exclusion shall be limited to 3% of fiscal year-end consolidated inventory balance, or LIFO benefit, which exclusion shall be limited to 3% of fiscal year-end consolidated inventory balance; and (4) unless the CHCM Committee disallows any such item, (A) any unusual unplanned item or event which individually exceeds $30 million; (B) any unbudgeted loss which individually exceeds $1 million as a result of the resolution of a legal matter; (C) any unplanned loss or gain which individually exceeds $1 million related to the implementation of accounting or tax legislative changes or changes in federal, state or local wage or benefit mandates; and (D) any unplanned loss or gain of a non-recurring nature which individually exceeds $1 million, provided that the combined amount of (4)(B), (C) and (D) equals or exceeds loss(es) or gain(s) of $10 million. Further, for purposes of the 2024 Teamshare program, net sales is defined as our net sales calculated in accordance with U.S. generally accepted accounting principles.

The CHCM Committee set the 2024 adjusted EBIT performance goal at approximately $2.590 billion and the 2024 net sales performance goal at approximately $41.257 billion, each of which corresponds to the respective target amount in our Board-approved 2024 annual financial plan. For 2024, the target (below which no bonus may be earned) and maximum (above which no further bonus may be earned) performance levels for the adjusted EBIT performance measure were 100% and 110% of the target level, respectively, and the corresponding payout percentages at the target and maximum performance levels were calculated at 100% and 200%, respectively, which the CHCM Committee believed appropriately aligned pay and performance. Taking into account shareholder feedback and peer group practices, the CHCM Committee required a cliff target for adjusted EBIT, rather than allowing for payout at a threshold level below target, to drive year-over-year profitability in 2024, and reduced the program's historical 300% payout cap. Consistent with the historical structure of the Teamshare program, payouts for financial performance are based on actual adjusted EBIT results and are interpolated on a straight-line basis between the target and maximum levels.

The threshold (below which no bonus may be earned) and maximum (above which no further bonus may be earned) performance levels for the net sales performance measure were 98.4% and 105% of the target level, respectively, and the corresponding payout percentages at the threshold and maximum performance levels were

calculated at 50% and 200%, respectively. The CHCM Committee believed that these performance and payout slopes, which were consistent with the historical structure and aligned with the change to the maximum levels for 2024 adjusted EBIT, appropriately aligned pay and performance and were reasonably consistent with the practices of the peer group. Consistent with the historical structure of the Teamshare program, payouts for financial performance are based on actual net sales results and are interpolated on a straight-line basis between the threshold and target levels, and between the target and maximum levels.

The bonus payable to each named executive officer employed with us on the payment date upon achieving the target level of financial performance is equal to the officer's applicable percentage of base salary, unless the CHCM Committee elects to consider performance or other factors as allowed under the program as described above under "Use of Performance Evaluations."

(b) 2024 Teamshare Results

The CHCM Committee certified the adjusted EBIT performance result at $1.863 billion (71.9% of the adjusted EBIT target) and the net sales performance result at $40.612 billion (98.4% of the net sales target), which resulted in a 2024 Teamshare payout to each named executive officer of 10.2% of his or her target Teamshare bonus percentage opportunity.

Long-Term Equity Incentive Program

Long-term equity incentives are an important part of our pay for performance philosophy and are designed to motivate named executive officers to focus on long-term success for shareholders while rewarding them for a long-term commitment to us.

(a) 2024 Annual Equity Award Structure

Annual equity awards to our non-CEO named executive officers in 2024 were made under our shareholder-approved Dollar General Corporation 2021 Stock Incentive Plan. The CHCM Committee delivered these annual equity awards to all non-CEO named executive officers 50% in options and 50% in PSUs, believing that this mix appropriately aligned the interests of management with those of shareholders and was reasonably aligned with peer group practices.

The options are granted with a per share exercise price equal to the fair market value of one share of our common stock on the grant date. The options vest 25% annually on April 1 of each of the four fiscal years following the fiscal year in which the grant is made, subject to continued employment with us and certain accelerated vesting provisions, and have a ten-year term. The CHCM Committee believes that stock options are performance-based because they deliver value only to the extent shareholders receive value.

The PSUs can be earned if specified financial performance goals are achieved during the applicable performance periods and if certain additional vesting requirements are met as discussed more specifically below. For PSUs, the CHCM Committee selects and sets targets for financial performance measures, then establishes threshold (if applicable) and maximum levels of performance in relation to those targets. The number of PSUs earned, if any, depends on the level of financial performance achieved versus such targets. The CHCM Committee selected adjusted EBITDA and adjusted ROIC as the financial performance measures for the 2024 PSUs. Half of the award is subject to adjusted EBITDA performance and half of the award is subject to adjusted ROIC performance. The CHCM Committee believes that these financial measures and the mix between them ensure that management is focused on longer-term investments in our business, as the combination of the two financial targets incentivizes management to invest in profitable initiatives with sound returns, thus aligning our strategic initiatives with financial results.

For the 2024 PSU awards, a one-year performance period corresponding to our 2024 fiscal year was established for the PSUs which are subject to the adjusted EBITDA performance measure. The adjusted EBITDA performance goal of approximately $3.548 billion was the target amount set forth in our Board-approved 2024 annual financial plan. Further increasing the focus on multi-year performance as a counterbalance to short-term incentives, 50% of the PSUs are subject to a three-year adjusted ROIC performance measure. The adjusted ROIC performance period begins the first day of our 2024 fiscal year and extends through the last day of our 2026 fiscal year. The adjusted ROIC performance goal of 18.65% is the average of the adjusted ROIC goals for each fiscal year within the performance period as set forth in our three-year financial plan as it existed at the time the PSUs were awarded.

For 2024, the target (below which no PSUs may be earned) and maximum (above which no further PSUs may be earned) performance levels for the adjusted EBITDA performance measure were 100% and 110% of the target level, respectively, and the corresponding payout percentages at the target and maximum performance level were calculated at 100% and 200%, respectively, which the CHCM Committee believed

appropriately aligned pay and performance. Taking into account shareholder feedback and peer group practices, the CHCM Committee required a cliff target for adjusted EBITDA, rather than allowing for payout at a threshold level below target, to drive year-over-year profitability in 2024, and reduced the historical 300% payout cap. Consistent with the historical practice, payouts for financial performance are based on actual adjusted EBITA results and are interpolated on a straight-line basis between the target and maximum levels.

Adjusted EBITDA is calculated as income (loss) from continuing operations before cumulative effect of change in accounting principles plus interest and other financing costs, net, provision for income taxes, and depreciation and amortization, but excludes the impact of all items excluded from the 2024 Teamshare program adjusted EBIT calculation outlined under "2024 Teamshare Structure" above.

Adjusted ROIC for the three-year performance period is calculated as (1) the result of (A) the sum of (i) our operating income, plus (ii) depreciation and amortization, plus (iii) single lease cost, minus (B) taxes, divided by (2) the result of (A) the sum of the averages of the five most recently completed fiscal quarters of: (i) total assets, plus (ii) accumulated depreciation and amortization, minus (B) the difference of the averages of the five most recently completed fiscal quarters of: (i) cash, minus (ii) goodwill, minus (iii) accounts payable, minus (iv) other payables, minus (v) accrued liabilities, but excludes the impact of all items excluded from the 2024 Teamshare program adjusted EBIT calculation outlined under "2024 Teamshare Structure" above.

The following tables show the amount (as a percent of target) of PSUs that could be earned by each non-CEO named executive officer at each of the target and maximum performance levels as a result of 2024 adjusted EBITDA performance, the 2024 adjusted EBITDA performance result, and the amount (as a percent of target) of PSUs that could be earned at each of the threshold, target and maximum performance levels as a result of 2024-2026 adjusted ROIC performance.

| | Adjusted EBITDA (2024) | | |
Level*	Result v. Target (%)	EBITDA Result ($) (in billions)	PSUs Earned (% of Target)
Below Target	<100	<3.548	0
Target	100	3.548	100
Maximum	110	3.903	200
2024 Results	**79.7**	**2.827**	**0**

* PSUs earned for performance between target and maximum levels are interpolated on a straight-line basis.

Level*	Adjusted ROIC (2024-2026)		
	Result v. Target (%)	ROIC Result (%)	PSUs Earned (% of Target)
Below Threshold	<94.6	<17.65	0
Threshold	94.6	17.65	50
Target	100.0	18.65	100
Maximum	102.7	19.15	200

* PSUs earned for performance between threshold, target, and maximum levels are interpolated on a straight-line basis.

Subject to certain pro-rata vesting conditions, the PSUs earned, if any, for adjusted ROIC performance during the three-year performance period will vest on April 1, 2027, subject to the applicable officer's continued employment with us and certain accelerated vesting provisions. All vested PSUs will be settled in shares of our common stock.

(b) 2022 PSU Awards–Completed 2022-2024 Performance Period

Certain of the PSUs awarded in 2022 to each named executive officer were subject to an adjusted ROIC performance measure for a three-year performance period beginning on the first day of our 2022 fiscal year and extending through the last day of our 2024 fiscal year, based on the average adjusted ROIC for each fiscal year within

the three-year period. The average adjusted ROIC was derived from our three-year financial plan in place at the time of the award and is calculated in the same manner as adjusted ROIC for the 2024-2026 performance period except for the LIFO exclusion calculation, which did not include the LIFO adjustment limitations that were first used by the Company as part of its 2023 annual equity awards and were intended to minimize extreme swings that such adjustments may have on the ROIC calculation.

The following table shows the amount (as a percent of target) of such PSUs that could be earned at each of the applicable threshold, target and maximum performance levels, as well as the actual performance result, which resulted in the named executive officers earning no PSUs subject to the adjusted ROIC performance measure.

Level*	Adjusted ROIC (2022-2024)		
	Result v. Target (%)	ROIC Result (%)	PSUs Earned (% of Target)
Below Threshold	<95.6	<21.95	0
Threshold	95.6	21.95	50
Target	100.0	22.95	100
Maximum	104.4	23.95	300
2022-2024 Results	**88.4**	**20.28**	**0**

* PSUs earned for performance between threshold, target, and maximum levels are interpolated on a straight-line basis.

(c) Share Ownership Guidelines and Holding Requirements

Our senior officers, including our named executive officers, are subject to share ownership guidelines and holding requirements. The share ownership guideline is a multiple of annual base salary as in effect from time to time and is to be achieved within a five-year time period.

Officer Level	Multiple of Base Salary
CEO	6X
COO/President (if any)	4X
EVP	3X
SVP	2X

Each senior officer is required to retain ownership of 50% of all net after-tax shares issuable upon vesting or exercise of compensatory awards until the target ownership level is achieved. As of January 31, 2025, each of our named executive officers was in compliance with our share ownership and holding requirement policy either because he or she met the guideline or was within the allotted grace period.

(d) Hedging and Pledging Policies

Our policy prohibits Board members, officers, and all other individuals subject to the trading preclearance requirements outlined in our Insider Trading Policy, as well as their Controlled Persons, from (1) pledging Dollar General securities as collateral; (2) holding Dollar General securities in a margin account; and (3) purchasing financial instruments or otherwise engaging in transactions that hedge or offset, or are designed to hedge or offset, against any decrease in the market value of Dollar General securities granted to them as part of their compensation or held by them, such as entering into or trading prepaid variable forward contracts, equity swaps, collars, puts, calls, options, exchange funds (also known as swap funds) or other derivative instruments related to Dollar General equity securities. All other employees and contingent workers, as well as their Controlled Persons, are strongly discouraged from entering into these types of transactions. Controlled Persons include the officer's, Board member's or employee's respective spouses; immediate family members sharing their home or that are economically dependent on them; any person living in their home; and any person, entity or trust whose transactions in Dollar General securities they direct, influence or control.

Benefits and Perquisites

Our named executive officers participate in certain benefits on the same terms that are offered to all of our salaried employees. We also provide them with limited additional benefits and perquisites for retention, recruiting and/or safety purposes, to replace benefit opportunities lost due to regulatory limits, and to enhance their ability to focus on our business. We do not provide tax gross-up payments for named executive officers on any benefits and perquisites other than relocation-related items. The primary additional benefits and perquisites include the following:

- We provide a compensation deferral plan (the "CDP") and, for named executive officers hired or promoted prior to May 28, 2008, a defined contribution Supplemental Executive Retirement Plan (the "SERP," and together with the CDP, the "CDP/SERP Plan") as discussed in more detail under "Nonqualified Deferred Compensation Fiscal 2024."
- We pay the premiums for a life insurance benefit equal to 2.5 times base salary up to a maximum of $4 million.
- We provide a salary continuation program that provides income replacement for up to 26 weeks at 100% of base salary for the first three weeks and 70% of base salary thereafter. We also pay the premiums under a group long-term disability plan that provides 60% of base salary up to a maximum monthly benefit of $20,000.
- We provide a relocation assistance program under a policy applicable to officer-level employees.
- We offer personal financial and estate planning and tax preparation services through a third party.

In addition, as a result of the terms of his employment agreement with us in order to ensure that Mr. Vasos, who returned to Dollar General in 2023 from retirement, can maximize his time at our offices, we will reimburse Mr. Vasos up to $500,000 per calendar year for personal air travel to and from his residences and for personal visits with his immediate family members in locations within the continental United States. Furthermore, in light of the benefit that it provides to the Company in the form of time efficiencies and security for Mr. Vasos, the CHCM Committee also has authorized Mr. Vasos's use of our corporate aircraft to travel to and from his outside board meetings, provided that such use is secondary to any use of the aircraft for Dollar General business, which has priority,

and the CHCM Committee has reserved the right to revoke this permission at any time.

The CHCM Committee authorized certain 2024 personal security services for Mr. Vasos for a limited duration upon the existence of an increased potential threat to his safety and pre-approved, beginning in 2025, additional security for the CEO upon the identification of or potential for an increased security threat up to a maximum of $200,000 during each fiscal year. Further, the CHCM Committee pre-approved, beginning in 2025, a one-time expense to conduct a security vulnerability assessment on each of the CEO's current residences and on each named executive officer's primary residence.

Considerations Associated with Regulatory Requirements

The CHCM Committee views the tax deductibility of executive compensation as one of many factors to be considered in the context of its overall compensation philosophy and therefore reserves the right to approve compensation that may not be deductible in situations it deems appropriate.

Compensation Committee Report

The CHCM Committee of our Board of Directors reviewed and discussed with management the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K and, based on such review and discussions, the CHCM Committee recommended to the Board that the Compensation Discussion and Analysis be included in this document.

This report has been furnished by the members of the CHCM Committee:
- Timothy I. McGuire, Chairperson
- Warren F. Bryant
- Kathleen M. Scarlett

The above Compensation Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Dollar General filing under the Securities Act of 1933 or the Exchange Act, except to the extent Dollar General specifically incorporates this report by reference therein.

Summary Compensation Table

The following table summarizes compensation paid to or earned by our named executive officers in each of the 2024, 2023 and 2022 fiscal years. We have omitted from this table the columns for "Bonus" and "Change in Pension Value and Nonqualified Deferred Compensation Earnings" because they are inapplicable.

Name and Principal Position[1]	Year	Salary ($)[2]	Stock Awards ($)[3]	Option Awards ($)[4]	Non-Equity Incentive Plan Compensation ($)[5]	All Other Compensation ($)[6]	Total ($)
Todd J. Vasos, *Chief Executive Officer*	2024	1,400,054	—	—	214,849	537,454	2,152,357
	2023	652,461	—	7,952,550	—	375,106	8,980,117
	2022	1,391,720	5,592,354	5,924,983	2,520,000	192,349	15,621,406
Kelly M. Dilts, *Executive Vice President & Chief Financial Officer*	2024	762,529	965,509	992,754	58,700	62,189	2,841,681
	2023	727,261	275,980	898,569	—	63,390	1,965,200
Emily C. Taylor, *Executive Vice President & Chief Merchandising Officer*	2024	820,029	1,103,527	1,134,570	63,227	104,437	3,225,790
	2023	769,537	919,726	867,222	—	139,007	2,695,492
	2022	680,214	894,708	947,988	622,837	172,923	3,318,670
Rhonda M. Taylor, *Executive Vice President & General Counsel*	2024	743,154	1,103,527	1,134,570	57,299	107,737	3,146,287
	2023	712,704	919,726	867,222	—	134,203	2,633,855
	2022	647,514	894,708	947,988	585,953	173,228	3,249,391
Steven R. Deckard, *Executive Vice President, Strategy & Development*	2024	695,860	965,509	992,754	53,712	112,300	2,820,135

(1) Mr. Vasos served as Chief Executive Officer from June 2015 until November 2022 and then as Senior Advisor until his retirement in April 2023. He resumed his position as Chief Executive Officer in October 2023. Ms. Dilts joined Dollar General in 2019 but was not a named executive officer for 2022. She served as Senior Vice President, Finance, until her promotion to Executive Vice President & Chief Financial Officer in May 2023. Mr. Deckard joined Dollar General in 2006 but was not a named executive officer for 2022 or 2023. During 2024, he served as Executive Vice President, Store Operations and Development, and assumed his current role on February 1, 2025.

(2) Each named executive officer other than Ms. E. Taylor deferred under the CDP, and each named executive officer contributed to our 401(k) Plan, a portion of salary earned in each of the fiscal years for which salaries are reported above for the applicable named executive officer. The amounts of the fiscal 2024 salary deferrals under the CDP are included in the applicable Nonqualified Deferred Compensation Table.

(3) The amounts reported represent the aggregate grant date fair value of PSUs, as well as RSUs solely with respect to Ms. Dilts, awarded in each fiscal year for which compensation is required to be reported in the table for each named executive officer, in each case computed in accordance with FASB ASC Topic 718. The PSUs are subject to performance conditions, and the reported value at the grant date is based upon the probable outcome of such conditions on such date. The values of the PSUs at the grant date assuming that the highest level of performance conditions will be achieved are as follows for each fiscal year required to be reported for each applicable named executive officer:

Fiscal Year	Mr. Vasos ($)	Ms. Dilts ($)	Ms. E. Taylor ($)	Ms. R. Taylor ($)	Mr. Deckard ($)
2024	—	1,931,018	2,207,054	2,207,054	1,931,018
2023	—	413,971	2,759,179	2,759,179	—
2022	16,777,061	—	2,684,124	2,684,124	—

Information regarding the assumptions made in the valuation of these awards is set forth in Note 9 of the annual consolidated financial statements in our 2024 Form 10-K.

(4) The amounts reported represent the aggregate grant date fair value of stock options awarded in each fiscal year for which compensation is required to be reported in the table for each named executive officer, in each case computed in accordance with FASB ASC Topic 718. Information regarding assumptions made in the valuation of these awards is set forth in Note 9 of the annual consolidated financial statements in our 2024 Form 10-K.

(5) Represents amounts, if any, earned pursuant to our Teamshare bonus program for each fiscal year for which compensation is required to be reported in the table for each named executive officer. See the discussion of the "Short-Term Cash Incentive Plan" in "Compensation Discussion and Analysis" above. Ms. E. Taylor deferred under the CDP 20% of her fiscal 2022 Teamshare bonus payment reported above.

(6) Includes the dollar value of dividend equivalents ($522) paid, accumulated or credited on RSUs in fiscal 2024 prior to their vesting on May 30, 2024, which RSUs were awarded to Mr. Vasos in May 2023 for his service as a non-employee director (the "2023 NED RSUs"), as well as the following amounts for each named executive officer for fiscal 2024:

Name	Company Match Contributions – 401(k) ($)	Company Match Contributions – CDP ($)	Company Contributions – SERP ($)	Premiums for Life Insurance Program ($)	Aggregate Incremental Cost of Providing Perquisites/Personal Benefits ($)[a]
Mr. Vasos	16,958	52,753	—	2,996	464,225
Ms. Dilts	17,622	20,814	—	1,632	22,121
Ms. E. Taylor	17,663	—	64,634	1,756	20,384
Ms. R. Taylor	17,185	—	88,961	1,591	—
Mr. Deckard	17,698	17,369	51,929	1,490	23,814

(a) Perquisites and personal benefits for Ms. R. Taylor totaled less than $10,000 and accordingly the incremental cost is not included in the table or detailed in this footnote. None of the remaining named executive officers received any perquisite or personal benefit for which the aggregate incremental cost individually equaled or exceeded the greater of $25,000 or 10% of total perquisites except for Mr. Vasos, for whom the aggregate incremental cost of: (1) personal airplane usage and related ground transportation totaled $406,581, which was calculated by adding invoiced expenses reimbursed for travel that did not involve the use of our corporate airplane ($337,729), consisting of private charter costs and ground transportation costs, plus costs incurred for the use of our corporate airplane (including any "deadhead" legs) that we would not have incurred but for the personal usage ($68,852), including fuel costs, variable maintenance costs, crew expenses, landing, parking and other associated fees, supplies, and meal and catering costs; and (2) providing personal security services totaled $39,174, which represented the fees, inclusive of time and expenses, paid to the providers of the personal security services. The aggregate incremental cost of providing other perquisites and benefits to each listed officer related to: financial and estate planning services, limited miscellaneous gifts and entertainment costs, premiums paid under our group long-term disability program and our accidental death and dismemberment policy, and an administrative fee for coverage under our short-term disability program. We also offer each named executive officer certain perquisites and personal benefits at no aggregate incremental cost to Dollar General, including access, at his or her option, to participation in a group umbrella liability insurance program through a third party insurer at a group rate paid by the executive and coverage under our business travel accident insurance for which Dollar General pays a flat fee for the eligible employee population.

Grants of Plan-Based Awards in Fiscal 2024

The table below shows under "Estimated Possible Payouts Under Non-Equity Incentive Plan Awards" the threshold, target and maximum short-term incentive amounts which each named executive officer could have earned under our 2024 Teamshare program based upon the level of achievement of the applicable financial performance measures. Actual amounts earned under the 2024 Teamshare program are shown in the Summary Compensation Table and represent payment between the threshold and target levels. See "2024 Compensation Generally" and "Short-Term Cash Incentive Plan" in "Compensation Discussion and Analysis" for further discussion of the 2024 Teamshare program.

The table below also shows information regarding equity awards made to our named executive officers for fiscal 2024, all of which were granted pursuant to our 2021 Stock Incentive Plan. Mr. Vasos did not receive an equity award for fiscal 2024. The awards listed under "Estimated Future Payouts Under Equity Incentive Plan Awards" include the threshold, target and maximum number of PSUs which could be earned by each applicable named executive officer based upon the level of achievement of the applicable financial performance measures. The awards listed under "All Other Option Awards" include nonqualified stock options that vest over time. See "2024 Compensation Generally" and "Long-Term Equity Incentive Program" in "Compensation Discussion and Analysis" for further discussion of these awards. We have omitted the column for "All Other Stock Awards" because it is inapplicable.

Name	Grant Date	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)[1]	Grant Date Fair Value of Stock and Option Awards ($)[2]
		Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)			
Mr. Vasos	—	210,000	2,100,000	4,200,000	—	—	—	—	—	—
Ms. Dilts	—	57,375	573,750	1,147,500	—	—	—	—	—	—
	03/27/2024	—	—	—	—	—	—	22,765	154.21	992,754
	03/27/2024	—	—	—	1,565	6,261	12,522	—	—	965,509
Ms. E. Taylor	—	61,800	618,000	1,236,000	—	—	—	—	—	—
	03/27/2024	—	—	—	—	—	—	26,017	154.21	1,134,570
	03/27/2024	—	—	—	1,789	7,156	14,312	—	—	1,103,527
Ms. R. Taylor	—	56,006	560,063	1,120,125	—	—	—	—	—	—
	03/27/2024	—	—	—	—	—	—	26,017	154.21	1,134,570
	03/27/2024	—	—	—	1,789	7,156	14,312	—	—	1,103,527
Mr. Deckard	—	52,500	525,000	1,050,000	—	—	—	—	—	—
	03/27/2024	—	—	—	—	—	—	22,765	154.21	992,754
	03/27/2024	—	—	—	1,565	6,261	12,522	—	—	965,509

(1) Calculated based on the closing market price of one share of our common stock on the date of grant as reported by the NYSE.

(2) Represents the aggregate grant date fair value of each equity award, computed in accordance with FASB ASC Topic 718. For equity awards that are subject to performance conditions, the value at the grant date is based upon the probable outcome of such conditions.

Outstanding Equity Awards at 2024 Fiscal Year-End

The table below sets forth information regarding awards granted under our Amended and Restated 2007 Stock Incentive Plan (for awards granted prior to May 26, 2021) and under our 2021 Stock Incentive Plan (for awards granted on or after May 26, 2021) and held by our named executive officers as of the end of fiscal 2024. We have omitted from this table the column for "Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options" because it is inapplicable. All awards included in the table, to the extent they have not vested, are subject to certain accelerated vesting provisions as described in "Potential Payments Upon Termination or Change in Control." PSUs and RSUs reported in the table are payable in shares of our common stock on a one-for-one basis.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Mr. Vasos	03/17/2020	66,860[2]	—	154.53	04/01/2028	—	—	—	—
	03/16/2021	61,488[2]	30,744[3]	193.55	04/01/2028	—	—	—	—
	03/15/2022	62,310[4]	—	214.25	04/01/2028	—	—	—	—
	10/17/2023	—	250,000[5]	117.33	10/17/2033	—	—	—	—
Ms. Dilts	08/27/2019	5,732[6]	—	138.75	08/27/2029	—	—	—	—
	03/17/2020	5,052[7]	—	154.53	03/17/2030	—	—	—	—
	03/16/2021	4,341[7]	1,446[7]	193.55	03/16/2031	—	—	—	—
	03/15/2022	7,624[7]	7,624[7]	214.25	03/15/2032	—	—	—	—
	03/28/2023	1,203[7]	3,606[7]	208.13	03/28/2033	—	—	—	—
	06/09/2023	3,897[6]	11,691[6]	153.05	06/09/2033	—	—	—	—
	03/27/2024	—	22,765[7]	154.21	03/27/2034	—	—	—	—
	03/15/2022	—	—	—	—	409[8]	29,064	—	—
	03/28/2023	—	—	—	—	—	—	166[9]	11,760
	03/27/2024	—	—	—	—	—	—	1,565[10]	111,209
	03/15/2022	—	—	—	—	532[11]	37,804	—	—
	03/28/2023	—	—	—	—	442[12]	31,409	—	—
Ms. E. Taylor	03/22/2017	4,508[7]	—	70.68	03/22/2027	—	—	—	—
	03/21/2018	6,583[7]	—	92.98	03/21/2028	—	—	—	—
	03/20/2019	5,617[7]	—	117.13	03/20/2029	—	—	—	—
	03/17/2020	7,429[7]	—	154.53	03/17/2030	—	—	—	—
	12/01/2020	3,659[6]	—	219.84	12/01/2030	—	—	—	—
	03/16/2021	11,286[7]	3,761[7]	193.55	03/16/2031	—	—	—	—
	03/15/2022	9,971[7]	9,968[7]	214.25	03/15/2032	—	—	—	—
	03/28/2023	4,008[7]	12,021[7]	208.13	03/28/2033	—	—	—	—
	03/27/2024	—	26,017[7]	154.21	03/27/2034	—	—	—	—
	03/15/2022	—	—	—	—	1,070[8]	76,034	—	—
	03/28/2023	—	—	—	—	—	—	1,105[9]	78,486
	03/27/2024	—	—	—	—	—	—	1,789[10]	127,126

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)[1]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[1]
Ms. R. Taylor	03/20/2019	5,617[7]	—	117.13	03/20/2029	—	—	—	—
	03/17/2020	22,287[7]	—	154.53	03/17/2030	—	—	—	—
	03/16/2021	13,890[7]	4,629[7]	193.55	03/16/2031	—	—	—	—
	03/15/2022	9,971[7]	9,968[7]	214.25	03/15/2032	—	—	—	—
	03/28/2023	4,008[7]	12,021[7]	208.13	03/28/2033	—	—	—	—
	03/27/2024	—	26,017[7]	154.21	03/27/2034	—	—	—	—
	03/15/2022	—	—	—	—	1,070[8]	76,034	—	—
	03/28/2023	—	—	—	—	—	—	1,105[9]	78,486
	03/27/2024	—	—	—	—	—	—	1,789[10]	127,126
Mr. Deckard	03/21/2018	5,583[7]	—	92.98	03/21/2028	—	—	—	—
	03/20/2019	5,377[7]	—	117.13	03/20/2029	—	—	—	—
	03/17/2020	5,052[7]	—	154.53	03/17/2030	—	—	—	—
	03/16/2021	4,341[7]	1,446[7]	193.55	03/16/2031	—	—	—	—
	03/15/2022	3,519[7]	3,518[7]	214.25	03/15/2032	—	—	—	—
	03/28/2023	1,203[7]	3,606[7]	208.13	03/28/2033	—	—	—	—
	09/05/2023	2,193[6]	6,576[6]	127.22	09/05/2033	—	—	—	—
	03/27/2024	—	22,765[7]	154.21	03/27/2034	—	—	—	—
	03/15/2022	—	—	—	—	189[8]	13,430	—	—
	03/28/2023	—	—	—	—	—	—	166[9]	11,760
	03/27/2024	—	—	—	—	—	—	1,565[10]	111,209
	03/15/2022	—	—	—	—	245[11]	17,410	—	—
	03/28/2023	—	—	—	—	442[12]	31,409	—	—

(1) Computed by multiplying the number of units by the closing market price of one share of our common stock on January 31, 2025, as reported by the NYSE.

(2) Vested 50% on each of April 1, 2023, and April 1, 2024.

(3) Scheduled to vest on April 1, 2025.

(4) Vested 50% on each of April 1, 2023, and March 15, 2024.

(5) Scheduled to vest on October 12, 2027.

(6) Vested or scheduled to vest, as applicable, as to 25% per year on each of the first four anniversaries of the grant date.

(7) Vested or scheduled to vest, as applicable, as to 25% each year on each of the first four anniversaries of the April 1 following the grant date.

(8) Part of a PSU grant that was earned as a result of our fiscal 2022 adjusted EBITDA performance and is scheduled to vest on April 1, 2025.

(9) Part of a PSU grant that is scheduled to vest on April 1, 2026, if the adjusted ROIC performance goal is achieved for fiscal years 2023-2025. The number of PSUs reported in this column assumes achievement of the threshold level of adjusted ROIC performance for the performance period. The actual number of PSUs earned, if any, will be determined based on the actual level of adjusted ROIC performance achieved for the performance period.

(10) Part of a PSU grant that is scheduled to vest on April 1, 2027, if the adjusted ROIC performance goal is achieved for fiscal years 2024-2026. The number of PSUs reported in this column assumes achievement of the threshold level of adjusted ROIC performance for the performance period. The actual number of PSUs earned, if any, will be determined based on the actual level of adjusted ROIC performance achieved for the performance period.

(11) Time-based RSUs scheduled to vest on April 1, 2025.

(12) Time-based RSUs scheduled to vest 50% per year on April 1, 2025, and April 1, 2026.

Option Exercises and Stock Vested During Fiscal 2024

We have omitted from this table the "Option Awards" columns because they are inapplicable.

Name	Stock Awards	
	Number of Shares Acquired on Vesting (#)[1]	Value Realized on Vesting ($)[2]
Mr. Vasos	54,737	8,586,763
Ms. Dilts	2,482	390,543
Ms. E. Taylor	6,840	1,076,274
Ms. R. Taylor	8,172	1,285,864
Mr. Deckard	1,975	310,766

(1) Represents the gross number of shares acquired upon vesting, without deduction for shares that may have been withheld to satisfy applicable tax withholding obligations.

(2) Value realized is calculated by multiplying the gross number of shares vested by the closing market price of our common stock on the vesting date as reported by the NYSE. Mr. Vasos deferred $113,623 of the amount reported pursuant to the 2021 Stock Incentive Plan as further discussed under "Nonqualified Deferred Compensation Fiscal 2024" below.

Pension Benefits Fiscal 2024

We have omitted the Pension Benefits table because it is inapplicable.

Nonqualified Deferred Compensation Fiscal 2024

(a) CDP/SERP Plan. Information regarding each named executive officer's participation in our CDP/SERP Plan is included in the following table. We have omitted from this table the "Aggregate Withdrawals/Distributions" column because it is inapplicable. The material terms of the CDP/SERP Plan are described after the table. Please also see "Benefits and Perquisites" in "Compensation Discussion and Analysis" above.

Name	Executive Contributions in Last FY ($)[1]	Registrant Contributions in Last FY ($)[2]	Aggregate Earnings in Last FY ($)[3]	Aggregate Balance at Last FYE ($)[4]
Mr. Vasos	355,847	52,753	36,918	507,763
Ms. Dilts	108,004	20,814	55,421	566,623
Ms. E. Taylor	—	64,634	408,214	3,126,703
Ms. R. Taylor	3,112	88,961	340,282	3,079,397
Mr. Deckard	63,752	69,298	288,511	2,816,636

(1) Of the reported amounts, the following are reported in the Summary Compensation Table as "Salary" for 2024: Mr. Vasos ($355,847); Ms. Dilts ($108,004); Ms. R. Taylor ($3,112); and Mr. Deckard ($63,752).

(2) Reported as "All Other Compensation" in the Summary Compensation Table.

(3) The amounts shown are not reported in the Summary Compensation Table because they do not represent above-market or preferential earnings.

(4) Of the amounts reported, the following were previously reported as compensation for years prior to 2024 in a Summary Compensation Table: Mr. Vasos ($59,412); Ms. Dilts ($62,059); Ms. E. Taylor ($353,994); Ms. R. Taylor ($1,885,263); and Mr. Deckard ($0).

Pursuant to the CDP, each named executive officer may annually elect to defer up to 65% of his or her base salary if his or her compensation exceeds the limit set forth in Section 401(a)(17) of the Internal Revenue Code, and up to 100% of his or her bonus pay if his or her compensation equals or exceeds the highly compensated limit under Section 414(q)(1)(B) of the Internal Revenue Code. We currently match base pay deferrals at a rate of 100%, up to 5% of annual salary, with annual salary offset by the amount of match-eligible salary under the 401(k) Plan. All named executive officers are 100% vested in compensation and matching deferrals and earnings on those deferrals.

Pursuant to the SERP, we make an annual contribution equal to a certain percentage of a participant's annual salary and bonus to eligible participants who are actively employed in an eligible job grade on January 1 and continue to be employed as of December 31 of a given year. The contribution percentage is based on age, years of service, and job grade. Persons hired after May 27, 2008, are not eligible to participate in the SERP. The fiscal 2024 contribution percentage was 7.5% for each of Ms. E. Taylor and Mr. Deckard and 12.0% for Ms. R. Taylor, each of whom is 100% vested in her or his SERP account. No other named executive officer was eligible to participate in the SERP in 2024.

The amounts deferred or contributed to the CDP/SERP Plan are credited to a liability account, which is then invested at the participant's option in an account that mirrors the performance of a fund or funds selected by the CHCM Committee or its delegate. These funds are identical to the funds offered in our 401(k) Plan.

For a participant who ceases employment with at least 10 years of service or after reaching age 50 and whose CDP account balance or SERP account balance exceeds certain dollar thresholds, the account balance will be paid by (a) lump sum, (b) monthly installments over a 5, 10 or 15-year period or (c) a combination of lump sum and installments, pursuant to the participant's election. Otherwise, payment is made in a lump sum. The vested amount will be payable at the time designated by the CDP/SERP Plan upon the participant's termination of employment. A participant's CDP/SERP Plan benefit normally is payable in the following February if employment ceases during the first six months of a calendar year or is payable in the following August if employment ceases during the last six months of a calendar year. However, participants may elect to receive an in-service lump sum distribution of vested amounts credited to the CDP account, provided that the date of distribution is no sooner than five years after the end of the year in which the amounts were deferred. In addition, a participant who is actively employed may request an "unforeseeable emergency hardship" in-service lump sum distribution of vested amounts credited to the participant's CDP account. Account balances are payable in cash. As a result of our change in control which occurred in 2007, the CDP/SERP Plan liabilities through July 6, 2007, were fully funded into an irrevocable rabbi trust. We also funded into the rabbi trust deferrals into the CDP/SERP Plan between July 6, 2007, and October 15, 2007. All CDP/SERP Plan liabilities incurred on or after October 15, 2007, are unfunded.

(b) Non-Employee Director Deferred Compensation Plan. Information regarding Mr. Vasos's participation in our Non-Employee Director Deferred Compensation Plan is included in the following table. As previously reported, Mr. Vasos deferred under the Non-Employee Director Deferred Compensation Plan his cash fees earned for Board service during the period in 2023 that he served as a non-employee director. The material terms of the Non-Employee Director Deferred Compensation Plan are described in the "Director Compensation" section. If Mr. Vasos's service on our Board ceases for any reason, or upon a change in control, his account balance will be paid in a lump sum, subject to a six-month delay if required to comply with the requirements of Section 409A of the Internal Revenue Code. We have omitted from this table the columns pertaining to "Executive Contributions," "Registrant Contributions" and "Aggregate Withdrawals/Distributions" during the fiscal year because they are inapplicable.

Name	Aggregate Earnings in Last FY ($)[1]	Aggregate Balance at Last FYE ($)[2]
Mr. Vasos	9,448	65,750

(1) The amount shown is not reported in the Summary Compensation Table because it does not represent above-market or preferential earnings.

(2) Of the amount reported, $50,372 was previously reported as compensation to Mr. Vasos in the Summary Compensation Table for fiscal year 2023.

(c) 2021 Stock Incentive Plan. Information regarding Mr. Vasos's deferral of the 2023 NED RSUs is included in the following table. The 2023 NED RSUs were awarded under our 2021 Stock Incentive Plan. The material terms of the 2023 NED RSUs are described after the table. We have omitted from this table the columns pertaining to "Registrant Contributions" and "Aggregate Withdrawals/Distributions" during the fiscal year because they are inapplicable.

Name	Executive Contributions in Last FY ($)[1]	Aggregate Earnings in Last FY ($)[2]	Aggregate Balance at Last FYE ($)[3]
Mr. Vasos	113,623	(49,220)	64,402

(1) Represents the market value of the 2023 NED RSUs on May 30, 2024, the date they vested and were deferred, including the additional RSUs credited as a result of dividend equivalents earned with respect to such RSUs (the "Deferred RSUs"). The value is based on the closing market price of our common stock on the NYSE on May 30, 2024. This value is also reported in the "Stock Awards—Value Realized on Vesting" column of the Option Exercises and Stock Vested During Fiscal 2024 table above.

(2) Represents the difference in (a) the market value on January 31, 2025 of the Deferred RSUs and the additional RSUs credited as a result of dividend equivalents earned after May 30, 2024, and (b) the market value of the Deferred RSUs on May 30, 2024. In each case the market value is based on the closing market price of our common stock on the NYSE on the relevant date.

(3) Represents the aggregate market value of the deferred 2023 NED RSUs and additional RSUs credited as a result of dividend equivalents earned with respect to such RSUs held by Mr. Vasos as of January 31, 2025. The value is based on the closing market price of our common stock on the NYSE on January 31, 2025. In the Summary Compensation Table for fiscal year 2023, $177,952 was reported with respect to the 2023 NED RSUs awarded to Mr. Vasos on May 30, 2023, for his service as a non-employee director. Such amount represented the grant date fair value of such RSUs, computed in accordance with FASB ASC Topic 718. Information regarding the assumptions made in the valuation of such award was included in Note 9 of the annual consolidated financial statements in our 2023 Annual Report on Form 10-K.

As discussed above under "Director Compensation," each non-employee director receives an annual award of RSUs issued pursuant to our 2021 Stock Incentive Plan, payable in shares of our common stock. The RSUs are awarded by the CHCM Committee annually to each non-employee director who is elected or re-elected at the annual shareholders' meeting and to any new non-employee director appointed thereafter but before February 1 of a given year. The RSUs are scheduled to vest on the first anniversary of the grant date subject to certain accelerated vesting conditions. Directors generally may defer receipt of shares underlying the RSUs. Specifically, a director may make an irrevocable election to defer receipt of all or any portion of the vested RSUs prior to December 31 of the calendar year preceding the grant date of the RSUs. Any such deferred shares will instead be paid on the date elected by the director (in the case of Mr. Vasos, upon his cessation of service on the Board) or, if earlier, upon the director's death or disability or upon a change in control, subject to a six-month delay if required to comply with the requirements of Section 409A of the Internal Revenue Code.

Potential Payments Upon Termination or Change in Control

Our agreements with our named executive officers and certain plans and programs in which they participate, in each case as in effect at the end of 2024, provide for benefits or payments upon certain employment termination or change in control events or, for Mr. Vasos only, Board service termination events. We discuss these benefits and payments below except to the extent they are available generally to all salaried employees and do not discriminate in favor of our executive officers or to the extent already discussed under "Nonqualified Deferred Compensation Fiscal 2024" above.

The discussion of equity awards in each scenario includes nonqualified stock options outstanding as of the end of 2024; RSUs outstanding as of the end of 2024 awarded to each of Ms. Dilts and Mr. Deckard in 2022 and 2023 prior to their promotions to Executive Vice President; Mr. Vasos's 2023 NED RSUs outstanding as of the end of 2024; and PSUs awarded in 2022 ("2022 PSUs"), 2023 ("2023 PSUs") and 2024 ("2024 PSUs" and, collectively with the 2022 PSUs and the 2023 PSUs, the "PSUs"). In all scenarios discussed below, stock options may not be exercised any later than the 10th anniversary of the grant date. All equity awards discussed below were awarded under our 2021 Stock Incentive Plan except for stock options awarded on or prior to May 25, 2021, which were awarded under our Amended and Restated 2007 Stock Incentive Plan.

Outstanding Pre-2023 Awards to Mr. Vasos

Mr. Vasos retired on April 2, 2023 (the "Retirement Date"). The unvested and vested stock options and unvested PSUs awarded to Mr. Vasos prior to the Retirement Date that remained outstanding or subject to clawback pursuant to a special clawback provision as of the end of 2024 are referred to as "Pre-2023 Awards." Our subsequent rehiring of Mr. Vasos on October 12, 2023, did not impact vesting or exercisability provisions of any outstanding Pre-2023 Awards.

The vesting, exercisability and forfeiture provisions applicable to an "early retirement" (as defined in the governing agreements) were triggered on the Retirement Date with respect to the stock options awarded to Mr. Vasos in March 2020 ("2020 Options") and March 2021 ("2021 Options") and the 2021 PSUs awarded to Mr. Vasos. In connection with Mr. Vasos's retirement, he agreed in writing to provide reasonable transition services to our Board of Directors and the CEO for 24 months under a consulting agreement effective on his Retirement Date (the "Consulting Agreement") and to extend the "restricted period" of the business protection provisions (the "Early Retirement Business Protection Provisions") in Sections 16 through 20 of his employment agreement with the Company effective June 3, 2021, as amended effective November 1, 2022 (the "2021 Employment Agreement"), from two years to three years. All references to an employment agreement

for Mr. Vasos in "Potential Payments Upon Termination or Change in Control" that do not use the defined term "2021 Employment Agreement" are referring to the employment agreement between Mr. Vasos and the Company effective October 12, 2023. With respect to the stock options awarded to Mr. Vasos in March 2022 ("2022 Options") and the 2022 PSUs, the vesting, exercisability and forfeiture provisions applicable to "retirement" (as defined in the governing agreement) were triggered on his Retirement Date.

Mr. Vasos did not receive annual equity awards in 2023 and 2024, although he did receive a one-time award of nonqualified stock options upon his rehire in October 2023 (the "2023 Rehire Options"). For readability, the accelerated vesting and payment (and, for stock options, exercisability) provisions that apply to the Pre-2023 Awards are described immediately below, while the provisions of the 2023 Rehire Options and 2023 NED RSUs are discussed within (and discussion of the Pre-2023 Awards are excluded from) the remaining sections of this "Potential Payments Upon Termination or Change in Control" which follow this "Outstanding Pre-2023 Awards to Mr. Vasos" section.

- The outstanding unvested 2021 Options remained outstanding following the Retirement Date and become vested and exercisable on the scheduled vesting dates as if no such retirement had occurred. If: (1) Mr. Vasos violates any of the Early Retirement Business Protection Provisions following the Retirement Date, any unvested 2021 Options shall instead terminate and be forfeited and any portion of the 2020 Options and the 2021 Options that vested following the Retirement Date shall immediately be forfeited and subject to clawback pursuant to a special clawback provision; (2) Mr. Vasos dies or incurs a disability (as defined in the governing agreement) following the Retirement Date, any unvested 2021 Options shall instead become immediately vested and exercisable upon his death or disability; or (3) a change in control (as defined in the governing agreement) occurs following the Retirement Date, any unvested 2021 Options shall instead become immediately vested and exercisable upon such change in control. Mr. Vasos may exercise the 2020 Options and, to the extent vested and exercisable, the 2021 Options at any time before the fifth anniversary of the Retirement Date.
- The 2022 PSUs subject to the three-year Adjusted ROIC performance goal ("2022 Adjusted ROIC PSUs") were not earned based on performance during the performance period. Accordingly, at the end of 2024, the pro-rata portion of the unvested 2022 Adjusted ROIC PSUs that remained outstanding following the Retirement Date were forfeited.
- Any 2021 PSUs that vested following the Retirement Date and that have already been paid shall immediately be forfeited and subject to clawback pursuant to a special clawback provision if we become aware of a violation by Mr. Vasos following his Retirement Date of any of the Early Retirement Business Protection Provisions.
- A pro-rata portion (based on months employed during the applicable performance period prior to the Retirement Date) of the outstanding unvested 2022 PSUs subject

to the three-year Adjusted ROIC performance goal became vested and nonforfeitable as of the end of 2024 to the extent earned based on performance during the performance period and, to the extent earned, will be paid in 2025.

- In addition to the special clawback provisions described above, Mr. Vasos's rights, payments and benefits with respect to the Pre-2023 Award shall be subject to any reduction, cancellation, forfeiture or recoupment, in whole or in part, upon the occurrence of certain specified events, as may be required by any applicable law, rule or regulation, by any applicable national exchange, or by a separate Dollar General clawback or recoupment policy.

Payments Upon Termination Due to Death or Disability

Equity Awards

If a named executive officer's employment with us terminates due to death or disability (as defined in the governing agreement):

- *Stock Options*. Outstanding unvested stock options become immediately vested and exercisable with respect to 100% of the underlying shares immediately prior to such event and may be exercised until the first anniversary of the event.

- *Restricted Stock Units*. Mr. Vasos's 2023 NED RSUs, which vested during 2024 but are not yet payable due to a prior deferral election by Mr. Vasos, will be paid immediately if Mr. Vasos ceases to serve on the Board due to any reason, including due to his death or disability. Additionally, Ms. Dilts's and Mr. Deckard's outstanding unvested RSUs become immediately and fully vested and nonforfeitable upon the date of death or disability termination and will be paid, in the event of death, within 90 days following the date of death and, in the event of a disability termination, six months and one day following the date of the disability termination or, if she or he dies after the disability termination but prior to such payment, such RSUs will be paid upon the earlier of six months and one day following the date of the disability termination or 90 days following the date of death.

- *Performance Share Units*. Unearned or unvested PSUs are forfeited and cancelled on the termination date or the last day of the performance period, as applicable, except that (1) if the termination occurs on or after the end of the applicable one-year or three-year performance period associated with the 2022 PSUs, the 2023 PSUs and the 2024 PSUs but before an applicable vesting date, the associated earned but unvested PSUs shall become vested and nonforfeitable as of the termination date but be paid at the same time as if no termination had occurred; (2) for the 2024 PSUs, if the termination occurs before the end of the one-year performance period, a pro-rata portion (based on months employed during the performance period) of one-third of the 2024 PSUs subject to the one-year Adjusted EBITDA performance goal (the "2024 Adjusted EBITDA PSUs") earned based on performance during such performance period shall

become vested and nonforfeitable as of the end of such performance period and be paid at the same time as if no termination had occurred; and (3) for the 2022 PSUs, the 2023 PSUs and the 2024 PSUs, if the termination occurs before the end of the applicable three-year performance period, a pro-rata portion (based on months employed during the applicable performance period) of the associated PSUs, in each case subject to the three-year Adjusted ROIC performance goal, and earned based on performance during the applicable performance period, shall become vested and nonforfeitable as of the end of such applicable performance period and be paid at the same time as if no termination had occurred. See "Payments After a Change in Control" for a discussion of treatment of the PSUs if a disability termination occurs within two years following a change in control.

Other Payments

In the event of a named executive officer's death (provided the cause of death is not excluded from eligibility under the applicable program), the beneficiary will receive (1) payments under our group life insurance program in an amount, up to a maximum of $4 million, equal to 2.5 times the officer's annual base salary and (2) in the event of death prior to the date on which the Teamshare bonus payment, if any, is paid to all eligible employees for a given fiscal year, payment (prorated when applicable based on the number of days employed during the performance period) for the officer's incentive bonus earned for that fiscal year under the terms of our Teamshare program (which otherwise generally requires a participant to remain employed through the end of the performance period and on the payment date to receive the bonus payment). In addition, in the event of disability (as defined in the governing agreement), a named executive officer will receive 60% of covered monthly earnings up to a $20,000 monthly benefit under our long-term disability insurance program. In the event of death or disability (as defined in the CDP/SERP Plan), a named executive officer's CDP/SERP Plan benefit will be payable in a lump sum within 60 days after the end of the calendar quarter in which such termination event occurs, provided that we may delay payment in the event of disability until as soon as reasonably practicable after receipt of the disability determination by the Social Security Administration. Depending upon the cause of death or loss suffered, a named executive officer may also be eligible to receive payment of up to $50,000 under our group accidental death and dismemberment program.

Payments Upon Termination Due to Retirement

Except as provided below with respect to equity awards, we do not treat retirement differently from any other voluntary termination of employment without good reason (as discussed below under "Payments Upon Voluntary Termination") under our plans or agreements for named executive officers. In the event of retirement on or after reaching a minimum age (age 55 for equity awards beginning in 2021; otherwise age 62) and achieving five

consecutive years of service with us, provided that the sum of the officer's age plus years of service equals a specified minimum (at least 65 for equity awards beginning in 2021; otherwise at least 70) and that there is no basis to terminate the officer with cause (as defined in the governing agreement) (collectively, "Normal Retirement"):

- *Stock Options*. Other than the 2023 Rehire Options awarded to Mr. Vasos, the portion of the outstanding unvested stock options that would have become vested and exercisable within the one-year period following the Normal Retirement date if the officer had remained employed with us shall remain outstanding following the Normal Retirement date and become vested and exercisable on the anniversary of the grant date (for options awarded prior to 2024) or on the April 1 (for options awarded beginning in 2024) that falls within the one-year period following the Normal Retirement date. However, if during such one-year period the officer (1) incurs a disability (as defined in the governing agreement), such portion shall instead become immediately vested and exercisable upon such disability, but only for stock options awarded prior to 2021; or (2) dies, such portion shall instead become immediately vested and exercisable upon such death. Otherwise, except for the 2023 Rehire Options awarded to Mr. Vasos, any option which is unvested and unexercisable on the Normal Retirement date shall immediately expire without payment. The officer may exercise the option to the extent vested and exercisable any time before the fifth anniversary of the Normal Retirement date. See "Voluntary Termination Before Appointment of Successor CEO" or "Voluntary Termination On or After Appointment of Successor CEO" for a discussion of the treatment of the 2023 Rehire Options if Mr. Vasos voluntary terminates his employment.
- *Restricted Stock Units*. See "Termination of Board Service" for a discussion of the treatment of the 2023 NED RSUs upon any termination of Board service by Mr. Vasos. Additionally, the one-third of Ms. Dilts's and Mr. Deckard's outstanding RSUs that would have become vested and nonforfeitable on the next vesting date if she or he had remained employed through such date will become vested and nonforfeitable upon such Normal Retirement date (provided that if the Normal Retirement occurs on a vesting date no accelerated vesting will occur, but rather she or he shall be entitled only to the portion of the RSUs that were scheduled to vest on such vesting date) and will be paid six months and one day following the Normal Retirement date or, if she or he dies prior to such payment, such RSUs will be paid upon the earlier of (1) 90 days following the date of death or (2) six months and one day following the Normal Retirement date.
- *Performance Share Units*. With the exception outlined below, the vesting and payment of the PSUs in a Normal Retirement scenario before the end of the applicable one-year or three-year performance period and on or after the end of such periods is identical to the vesting and payment in the death and disability scenarios discussed above for the PSUs during these respective time periods. However, if the Normal Retirement occurs on or after the end of the one-year performance period but before an applicable vesting date, the one-third of any earned 2022 PSUs subject to the one-year Adjusted EBITDA performance goal, 2023 PSUs subject to the one-year Adjusted EBITDA performance goal, and 2024 Adjusted EBITDA PSUs, in each case that would have become vested on the next vesting date shall become vested and nonforfeitable as of the Normal Retirement date but be paid at the same time as if no retirement had occurred. Otherwise, any unearned or unvested PSUs shall be forfeited and cancelled on the Normal Retirement date or the last day of the performance period, as applicable. See "Payments After a Change in Control" for a discussion of treatment of the PSUs if a named executive officer terminates employment due to Normal Retirement within two years following a change in control.

Payments Upon Voluntary Termination

The payments to be made upon other voluntary termination of employment scenarios vary depending upon whether the resignation occurs with or without "good reason" (as defined in the governing agreement) or after our failure to offer to renew, extend or replace the applicable employment agreement under certain circumstances, or, solely with respect to Mr. Vasos, whether the resignation occurs before, or on or after, the appointment of a successor CEO to Mr. Vasos ("Successor CEO") for the 2023 Rehire Options.

Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement

If a named executive officer (other than Mr. Vasos) resigns with good reason or under the circumstances described in (2) below, he or she will forfeit all then unvested equity awards and generally may exercise any outstanding vested options up to 90 days following the resignation date. See "Voluntary Termination Before Appointment of Successor CEO" or "Voluntary Termination On or After Appointment of Successor CEO" for a discussion of the treatment of the 2023 Rehire Options upon resignation of Mr. Vasos from employment with the Company. See "Payments After a Change in Control" for a discussion of the treatment of equity awards if a named executive officer resigns with good reason within two years following a change in control. See "Termination of Board Service" for a discussion of the treatment of the 2023 NED RSUs upon resignation of Mr. Vasos from the Board.

If a named executive officer resigns (1) with good reason after giving 30 days written notice (90 days for Mr. Vasos); or (2) except for Mr. Vasos, within 60 days of our failure to offer to renew, extend or replace his or her employment agreement before, at or within six months after the end of the agreement's term (unless we enter into a mutually acceptable severance arrangement or the resignation is a result of the officer's retirement or termination other than for good reason), then in each case, as applicable, the officer will receive the following benefits generally on or beginning on the 60th day after termination of employment but contingent upon the execution and effectiveness of a

release of certain claims in the form attached to the employment agreement:

- Continuation of base salary, generally as in effect immediately before the termination, for 24 months payable in accordance with our normal payroll cycle and procedures.

- A lump sum payment of: (1) for Mr. Vasos, two times the amount of his annual target bonus under our annual bonus program in respect of the fiscal year in which his termination occurs; and (2) for each other named executive officer, two times the amount of the average percentage of target bonus paid to such officer under our annual bonus program with respect to our two most recently completed fiscal years (not including a completed fiscal year for which financial performance has not yet been certified) for which annual bonuses have been paid to executives under such program multiplied by such officer's (A) target bonus level and (B) base salary (in each case, as applicable as of the date immediately preceding the employment termination or, if the termination is for good reason due to the reduction of the officer's target bonus level or base salary, then his or her target bonus level and base salary applicable immediately prior to such reduction). If no bonus was paid to such officer with respect to one or both of the applicable fiscal years due to Dollar General's performance or to individual performance (as opposed to ineligibility due to length of employment), then such bonus amount shall be zero in calculating the average. If the named executive officer was not eligible for a bonus with respect to one of the two applicable fiscal years due to length of employment, then such amount shall be calculated based upon the percentage of target bonus to such officer for the applicable fiscal year for which a bonus was paid. If no bonus was paid to the named executive officer with respect to the applicable fiscal years due to length of employment, then no such amount shall be paid.

- Mr. Vasos also will receive a lump sum payment, payable when annual bonuses are paid to our other executives, of a pro-rata portion of the annual bonus, if any, that he would have been entitled to receive for the fiscal year of termination, if such termination had not occurred, based on our performance for the fiscal year in which his employment terminates, multiplied by a fraction, the numerator of which is the number of days during which he was employed by us in the fiscal year and the denominator of which is 365.

- A lump sum payment of two times our annual contribution that would have been made in respect of the plan year in which such termination occurs for the named executive officer's participation in our pharmacy, medical, dental and vision benefits programs.

- Reasonable outplacement services until the earlier of one year or subsequent employment.

Any amounts owed to a named executive officer in the form of salary continuation that would otherwise have been paid during the 60-day period after termination will instead be payable in a single lump sum on the 60th day after such termination and the remainder will be paid in the form of salary continuation payments over the remaining 24-month period as set forth above.

In certain cases, some or all of the payments and benefits provided on termination of employment may be delayed for six months following termination to comply with the requirements of Section 409A of the Internal Revenue Code. Any payment required to be delayed would be paid at the end of the six-month period in a lump sum, and any payments due after the six-month period would be paid at the normal payment date provided for under the applicable employment agreement.

To the extent permitted by law, if we reasonably believe a named executive officer engaged in conduct during employment that would have resulted in termination for cause, any unpaid severance amounts under the applicable employment agreement may be forfeited and we may seek to recover any severance amounts paid under the applicable employment agreement.

The named executive officer will forfeit any unpaid severance amounts, and we retain any other rights we have available under law or equity, upon a material breach of any continuing obligation under the applicable employment agreement or the release, which include the following business protection provisions (the "Business Protection Provisions"):

- Such officer must maintain the confidentiality of, and refrain from disclosing, disposing of, or using our (a) trade secrets for any period of time as the information remains a trade secret under applicable law and (b) confidential information for a period of two years (three years in the case of Mr. Vasos) following the termination date (as applicable, the "Restricted Period").

- For the Restricted Period, such officer may not accept, obtain or work in a "competitive position" in states within the United States or in those countries outside of the United States in which we maintain stores at the time of his or her termination or in those states or countries in which we have specific and demonstrable plans at the time of his or her termination to open stores within six months after his or her termination date and about which he or she was aware at the time of termination. "Competitive position" includes any employment, consulting, advisory, directorship, agency, promotional or independent contractor arrangement between the named executive officer and any person or entity engaged wholly or in material part in the business in which we are engaged (i.e., the discount consumables basics or general merchandise retail business), including but not limited to those entities identified in the applicable employment agreement, or any person or entity then attempting or planning to enter the discount consumable basics retail business, in either case if such officer is required to perform services on behalf of or for the benefit of such person or entity which are substantially similar to those he or she provided or directed at any time while employed by us.

- For the Restricted Period, such officer may not recruit, solicit or induce any of our exempt employees (including those who had been our exempt employees within the last six months of such officer's employment) to leave our employ and may not solicit, contact, call upon or communicate with anyone who has a business relationship with us at such officer's termination date and with whom such officer had contact while employed by us if it would likely interfere with or cause a diminution in our business relationships or result in an unfair competitive advantage over us.

In addition, each named executive officer's rights, payments and benefits with respect to any incentive compensation (whether cash or equity) shall be subject to any reduction, cancellation, forfeiture or recoupment, in whole or in part, upon the occurrence of certain specified events, as may be required by any applicable law, rule or regulation, by any applicable national exchange, or by a separate Dollar General clawback or recoupment policy.

Voluntary Termination without Good Reason

If a named executive officer (other than Mr. Vasos) otherwise resigns without good reason, he or she will forfeit all then unvested equity awards and generally may exercise any outstanding vested options up to 90 days following the resignation date. See "Voluntary Termination Before Appointment of Successor CEO" or "Voluntary Termination On or After Appointment of Successor CEO" for a discussion of the treatment of the 2023 Rehire Options upon Mr. Vasos's resignation of employment with the Company. See "Termination of Board Service" for a discussion of the treatment of the 2023 NED RSUs upon Mr. Vasos's resignation from the Board.

With respect to Mr. Vasos, if he voluntarily resigns without good reason on or after the appointment of a Successor CEO but contingent upon the execution and effectiveness of a release of certain claims in the form attached to his employment agreement, he will receive a lump sum severance benefit under the employment agreement, payable at such time as annual bonuses are paid to other senior executives of the Company and subject to achievement of applicable performance criteria, of an amount equal to the annual bonus, if any, that he would have been entitled to receive (on a non-prorated basis) under our annual bonus program for the fiscal year of termination, if such termination had not occurred.

Voluntary Termination Before Appointment of Successor CEO

Solely with respect to the 2023 Rehire Options awarded to Mr. Vasos, in the event Mr. Vasos voluntarily resigns his employment prior to the appointment of a Successor CEO (as defined in the governing agreement) and prior to vesting, the unvested 2023 Rehire Options shall immediately expire without payment and, if Mr. Vasos voluntarily terminates his employment prior to the appointment of a Successor CEO and after vesting, Mr. Vasos will have five years from his voluntary termination date to exercise his vested 2023 Rehire Options. See "Payments After a Change in Control" for a discussion of the treatment of the 2023 Rehire Options if Mr. Vasos resigns with good reason within two years following a change in control.

Voluntary Termination On or After Appointment of Successor CEO

Solely with respect to the 2023 Rehire Options awarded to Mr. Vasos, in the event Mr. Vasos voluntarily resigns his employment for any reason on or at any time following the appointment of a Successor CEO, provided such termination is without "cause" (as defined in the governing agreement) and other than a "qualifying termination" (as defined in the governing agreement) ("Successor Appointment Termination"), the 2023 Rehire Options will remain outstanding and will become 100% vested and exercisable on the first anniversary of the Successor Appointment Termination date (unless the unaccelerated vesting date occurs before such anniversary while the 2023 Rehire Options are outstanding), provided that: (1) if we request that he enter into a written agreement with us to provide reasonable consulting services to our Board of Directors and the Successor CEO for up to a period of time following the Successor Appointment Termination date that does not extend beyond October 12, 2027, and he fails to enter into such written agreement within 30 days, then the unvested 2023 Rehire Options will immediately terminate and be forfeited; (2) if he dies following the date of the Successor Appointment Termination, then any unvested 2023 Rehire Options will become immediately vested and exercisable upon his death; or (3) if a "change in control" (as defined in the governing agreement) occurs following the date of the Successor Appointment Termination, then any unvested 2023 Rehire Options will become immediately vested and exercisable upon such change in control. However, if we become aware of a violation by Mr. Vasos following the Successor Appointment Termination date of any of the Business Protection Provisions under the applicable employment agreement, any portion of the 2023 Rehire Options that vested following the Successor Appointment Termination date (unless the unaccelerated vesting date occurred prior the first anniversary following the Successor Appointment Termination date) shall immediately be forfeited and subject to clawback pursuant to a special clawback provision and any unvested portion of the 2023 Rehire Options shall immediately expire without payment. Mr. Vasos will have until the fifth anniversary of the date of his Successor Appointment Termination to exercise outstanding vested 2023 Rehire Options. For any unvested 2023 Rehire Options that vest following a Successor Appointment Termination (unless the unaccelerated vesting date occurred prior the first anniversary following the Successor Appointment Termination date), any shares acquired upon exercise of such portion of the 2023 Rehire Options (other than shares used to pay the exercise price or to satisfy tax withholding) shall be held and not sold until October 12, 2027, provided this holding requirement does not apply if Mr. Vasos later dies or if there is a later change in control. See "Payments After a Change in Control" for a discussion of treatment of the 2023 Rehire Options if Mr. Vasos resigns with good reason within two years following a change in control.

See "Voluntary Termination without Good Reason" for a discussion of the severance benefits that are payable for a resignation from employment by Mr. Vasos on or after appointment of a Successor CEO.

Termination of Board Service

Solely with respect to the 2023 NED RSUs awarded to Mr. Vasos, which vested during 2024 but are not yet payable due to a prior deferral election by Mr. Vasos, the 2023 NED RSUs will be paid immediately if Mr. Vasos ceases to serve on the Board for any reason.

Payments Upon Involuntary Termination

The payments to be made to a named executive officer upon involuntary termination of employment vary depending upon whether termination is with or without "cause" (as defined in the governing agreement), and solely with respect to Mr. Vasos, if such involuntary termination occurs before, on or after the appointment of a Successor CEO.

Involuntary Termination with Cause

Upon an involuntary termination with cause, a named executive officer will forfeit all unvested equity awards, all vested but unpaid PSUs, and all vested but unexercised options.

Involuntary Termination without Cause

Upon an involuntary termination without cause, a named executive officer (other than Mr. Vasos):

- Will forfeit all then unvested equity awards.
- Generally may exercise any outstanding vested options up to 90 days following the termination date.
- Will receive the same severance payments and benefits on the same terms and conditions as described under "Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement" above.

With respect to Mr. Vasos, upon an involuntary termination without cause that occurs (1) on or after the appointment of a Successor CEO, Mr. Vasos will receive the same benefits on the same terms and conditions as are described in "Voluntary Termination On or After Appointment of Successor CEO;" (2) prior to the appointment of a Successor CEO and prior to vesting, the unvested 2023 Rehire Options shall immediately expire without payment; and (3) prior to the appointment of a Successor CEO and on or after vesting, Mr. Vasos will have 90 days from termination to exercise his vested 2023 Rehire Options.

See "Payments After a Change in Control" for a discussion of the treatment of equity awards if a named executive officer is involuntarily terminated without cause within two years following a change in control.

Upon an involuntary termination of employment without cause prior to the appointment of a Successor CEO but contingent upon the execution and effectiveness of a release of certain claims in the form attached to his employment agreement, Mr. Vasos will receive the same severance payments and benefits on the same terms and conditions as described in "Voluntary Termination with Good Reason or After Failure to Renew the Employment Agreement." However, if Mr. Vasos's employment is terminated without cause on or after the appointment of a Successor CEO but contingent upon the execution and effectiveness of a release of certain claims in the form attached to the employment agreement, he will receive a lump sum severance benefit, payable at such time as annual bonuses are paid to our other senior executives and subject to achievement of applicable performance criteria, of an amount equal to the annual bonus, if any, that he would have been entitled to receive (on a non-prorated basis) under our annual bonus program for the fiscal year of termination if such termination had not occurred.

Payments After a Change in Control

Equity Awards

With respect to PSUs, if a change in control (as defined in the governing agreement) occurs on or before the end of an applicable performance period, and the named executive officer has remained continuously employed until the change in control, the target number of the applicable unvested PSUs shall be deemed earned but otherwise continue to be subject to the service and payment provisions, including applicable pro-ration requirements, of the applicable award agreement, unless the officer experiences a "qualifying termination." A change in control that occurs after the end of an applicable performance period with respect to PSUs, or that occurs at any time with respect to stock options, including the 2023 Rehire Options, or Ms. Dilts's and Mr. Deckard's RSUs, will have no effect upon any such PSUs, stock options or RSUs unless the named executive officer experiences a "qualifying termination."

Upon a named executive officer's "qualifying termination," which includes involuntary termination (including, with respect to the PSUs, due to a disability termination) without cause or resignation with good reason (unless cause to terminate exists), in each case as defined in the governing agreement, as well as voluntary resignation due to Normal Retirement (unless cause to terminate exists) in the case of PSUs, in each case within two years after a change in control (provided that the officer was continuously employed by us until the change in control): (1) all of his or her outstanding unvested options, including the 2023 Rehire Options, will immediately vest and become exercisable as to 100% of the shares underlying such options on the termination date, and the officer may exercise any outstanding vested options up to three years following the termination date; (2) all of Ms. Dilts's and Mr. Deckard's outstanding RSUs will become vested and nonforfeitable and will be paid six months and one day following the qualifying termination date or, if she or he dies prior to such payment, such RSUs will be paid upon the earlier of (A) 90 days following the date of death or (B) six months and one day following the qualifying termination date; and (3) all of his or her previously earned, or deemed earned, but unvested PSUs that have not been previously forfeited will immediately vest, become nonforfeitable and be paid on the termination date (or the previously scheduled applicable vesting date if earlier) subject to a six-month delay if applicable to comply with Section 409A of the Internal Revenue Code.

With respect to Mr. Vasos's 2023 NED RSUs, which vested during 2024 but are not yet payable due to a prior deferral election by Mr. Vasos, if a change in control (as defined in the governing agreement) occurs while Mr. Vasos is a member of the Board, the 2023 NED RSUs shall be paid upon the change in control.

Other Payments

In the event of a change in control as defined in Section 280G of the Internal Revenue Code, each named

executive officer's employment agreement provides for capped payments (taking into consideration all payments and benefits covered by such Section 280G) of $1 less than the amount that would trigger the "golden parachute" excise tax under federal income tax rules (the "excise tax") unless he or she signs a release and the after-tax benefit would be at least $50,000 more than it would be without capping the payments. In such case, such officer's payments and benefits would not be capped and he or she would be responsible for the excise tax payment. We would not pay any additional amount to cover the excise tax. The tables below reflect the uncapped amounts, subject to reduction in the circumstances described in this paragraph.

Potential Payments to Named Executive Officers Upon Occurrence of Various Termination Events or Change in Control as of January 31, 2025

The following tables reflect potential payments to (1) Mr. Vasos; and (2) each of Mss. Dilts, E. Taylor and R. Taylor and Mr. Deckard, in each case in various termination and change in control scenarios based on compensation, benefit and equity levels in effect on, and assuming the scenario was effective as of, January 31, 2025. For stock valuations, we have used the closing price of our stock on the NYSE on January 31, 2025 ($71.06). The tables omit columns for any scenario that would not result in payments to any of the applicable named executive officers. The tables below report only amounts that are increased, accelerated or otherwise paid or owed as a result of the applicable scenario and, as a result, exclude earned but unpaid base salary through the employment termination date and equity awards, CDP/SERP Plan benefits, and Mr. Vasos's non-employee director cash deferral and 2023 NED RSUs deferral account balances, in each case that had vested prior to the event. For more information regarding the CDP/SERP Plan benefits and Mr. Vasos's non-employee director cash deferral and 2023 NED RSUs deferral, see "Nonqualified Deferred Compensation Fiscal 2024" above. The tables also exclude any amounts that are available generally to all salaried employees and do not discriminate in favor of our executive officers. The amounts shown are merely estimates. We cannot determine actual amounts to be paid until a termination or change in control scenario occurs.

Potential Payments to Mr. Vasos

Item	Death ($)[1]	Disability ($)[1]	Before Appointment of Successor CEO Involuntary Without Cause or Voluntary With Good Reason ($)	Voluntary With Good Reason On or After Appointment of Successor CEO ($)	On or After Appointment of Successor CEO Voluntary Without Good Reason or Involuntary Without Cause ($)	Change in Control With Qualifying Termination or After 2023 Retirement ($)
Cash Severance	214,849	n/a	7,000,000	7,000,000	214,849	7,214,849
Health Payment	n/a	n/a	32,851	32,851	n/a	32,851
Outplacement[2]	n/a	n/a	14,900	14,900	n/a	14,900
Life Insurance Proceeds	3,500,000	n/a	n/a	n/a	n/a	n/a
Total	**3,714,849**	**—**	**7,047,751**	**7,047,751**	**214,849**	**7,262,600**

(1) In addition to the amounts reported above, depending upon the cause of death or loss suffered, Mr. Vasos may also be eligible to receive payment of up to $50,000 under our group accidental death and dismemberment program.

(2) Estimated based on information provided by our outplacement services provider.

Potential Payments to Mss. Dilts, E. Taylor and R. Taylor and Mr. Deckard

Name/Item	Death ($)[1]	Disability ($)[1]	Retirement ($)[2]	Involuntary Without Cause or Voluntary With Good Reason ($)	Change in Control With Qualifying Termination ($)[3]
Ms. Dilts					
Equity Vesting Due to Event[4]	143,186	143,186	n/a	n/a	410,585
Cash Severance	58,700	n/a	n/a	2,507,670	2,507,670
Health Payment	n/a	n/a	n/a	32,407	32,407
Outplacement[5]	n/a	n/a	n/a	14,900	14,900
Life Insurance Proceeds	1,913,000	n/a	n/a	n/a	n/a
Total	**2,114,886**	**143,186**	**n/a**	**2,554,977**	**2,965,562**
Ms. E. Taylor					
Equity Vesting Due to Event[4]	170,686	170,686	n/a	n/a	519,733
Cash Severance	63,227	n/a	n/a	2,389,600	2,389,600
Health Payment	n/a	n/a	n/a	32,751	32,751
Outplacement[5]	n/a	n/a	n/a	14,900	14,900
Life Insurance Proceeds	2,060,000	n/a	n/a	n/a	n/a
Total	**2,293,913**	**170,686**	**n/a**	**2,437,251**	**2,956,984**
Ms. R. Taylor					
Equity Vesting Due to Event[4]	170,686	170,686	170,686	n/a	519,733
Cash Severance	57,299	n/a	n/a	2,165,575	2,165,575
Health Payment	n/a	n/a	n/a	32,751	32,751
Outplacement[5]	n/a	n/a	n/a	14,900	14,900
Life Insurance Proceeds	1,867,000	n/a	n/a	n/a	n/a
Total	**2,094,985**	**170,686**	**170,686**	**2,213,226**	**2,732,959**
Mr. Deckard					
Equity Vesting Due to Event[4]	107,158	107,158	91,454	n/a	374,557
Cash Severance	53,712	n/a	n/a	2,294,600	2,294,600
Health Payment	n/a	n/a	n/a	32,751	32,751
Outplacement[5]	n/a	n/a	n/a	14,900	14,900
Life Insurance Proceeds	1,750,000	n/a	n/a	n/a	n/a
Total	**1,910,870**	**107,158**	**91,454**	**2,342,251**	**2,716,808**

(1) In addition to the amounts reported above, depending upon the cause of death or loss suffered, a named executive officer may also be eligible to receive payment of up to $50,000 under our group accidental death and dismemberment program.

(2) Ms. R. Taylor and Mr. Deckard meet the Normal Retirement requirements with respect to their 2021, 2022, 2023 and 2024 equity awards. None of the remaining named executive officers listed in the table were eligible for retirement on January 31, 2025.

(3) Reflects the value of accelerated equity vesting upon a "qualifying termination" after a change in control under the applicable award agreement, as well as the value of payments and benefits provided under the applicable employment agreement for involuntary termination without cause or voluntary termination with good reason with or without a change in control, which are types of "qualifying termination."

(4) For the portion of PSUs that are subject to performance for periods ending after January 31, 2025, the value included in the Death, Disability and Retirement columns assumes a threshold payout of 50% for each of the 2023 PSUs and 2024 PSUs, prorated for a death, disability or retirement termination scenario occurring on January 31, 2025.

(5) Estimated based on information provided by our outplacement services provider.

Pay Versus Performance

As required by Section 953(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act and Item 402(v) of Regulation S-K, we are providing the following information about the relationship between executive compensation actually paid and certain of our financial performance. For further information concerning our variable pay-for-performance philosophy and how we align executive compensation with our performance, refer to "Compensation Discussion and Analysis."

| | | | | | | | Value of Initial Fixed $100 Investment Based on: | | | |
Year	Summary Compensation Table Total for CEO Todd J. Vasos ($)	Summary Compensation Table Total for Former CEO Jeffery C. Owen ($)	Compensation Actually Paid to CEO Todd J. Vasos ($)[1]	Compensation Actually Paid to Former CEO Jeffery C. Owen ($)[1]	Average Summary Compensation Table Total for Non-CEO Named Executive Officers ($)[2]	Average Compensation Actually Paid to Non-CEO Named Executive Officers ($)[1][2]	Total Shareholder Return ($)[3]	Peer Group Total Shareholder Return ($)[4]	Net Income ($)[5]	Adjusted EBIT ($)[6]
2024	2,152,357	—	(5,684,648)	—	3,008,473	657,061	49.38	222.95	1,125,253,000	1,863,111,000
2023	8,980,117	6,912,197	(2,056,638)	(24,320)	2,255,670	(464,265)	92.43	159.96	1,661,274,000	2,597,313,000
2022	15,621,406	12,032,684	34,630,029	15,272,360	3,512,266	6,376,349	152.34	141.50	2,415,989,000	3,590,529,000
2021	16,618,873	—	30,774,890	—	3,891,597	6,426,452	135.23	139.54	2,399,232,000	3,455,592,000
2020	16,452,823	—	51,714,395	—	3,991,825	8,861,693	127.80	117.55	2,655,050,000	3,630,107,000

(1) Compensation Actually Paid reflects the value of equity calculated in accordance with the SEC methodology for determining Compensation Actually Paid for each year shown. The equity award valuations used in these calculations are consistent with, and do not materially differ from, the Company's practice of equity award valuation at grant date. For the PSUs tied to adjusted ROIC performance, change in fair value is based on the Company's estimate of the probable outcome of the adjusted ROIC performance goal for the relevant performance period as of the last day of the relevant fiscal year. The dollar amounts do not reflect the actual amounts of compensation earned by or paid to Messrs. Vasos or Owen or the actual average amount of compensation earned by or paid to our other named executive officers as a group during the applicable year. To calculate Compensation Actually Paid, the following amounts were deducted from and added to Summary Compensation Table total compensation:

CEO (Vasos) Summary Compensation Table Total to Compensation Actually Paid:

Year	Salary ($)	Stock and Option Awards ($)	Non-Equity Incentive Compensation ($)	All Other Compensation ($)[a]	Summary Compensation Table Total ($)	Deductions from Summary Compensation Table Total ($)[b]	Additions to Summary Compensation Table Total ($)[c]	Compensation Actually Paid ($)
2024	1,400,054	—	214,849	537,454	2,152,357	—	(7,837,005)	(5,684,648)
2023	652,461	7,952,550	—	375,106	8,980,117	(7,952,550)	(3,084,205)	(2,056,638)
2022	1,391,720	11,517,337	2,520,000	192,349	15,621,406	(11,517,337)	30,525,960	34,630,029
2021	1,350,052	10,418,597	4,544,529	305,695	16,618,873	(10,418,597)	24,574,614	30,774,890
2020	1,341,718	8,948,115	6,075,000	87,990	16,452,823	(8,948,115)	44,209,687	51,714,395

Former CEO (Owen) Summary Compensation Table Total to Compensation Actually Paid:

Year	Salary ($)	Stock and Option Awards ($)	Non-Equity Incentive Compensation ($)	All Other Compensation ($)[a]	Summary Compensation Table Total ($)	Deductions from Summary Compensation Table Total ($)[b]	Additions to Summary Compensation Table Total ($)[c]	Compensation Actually Paid ($)
2023	792,439	6,030,777	—	88,981	6,912,197	(6,030,777)	(905,740)	(24,320)
2022	962,310	9,629,223	1,344,299	96,852	12,032,684	(9,629,223)	12,868,899	15,272,360

Average Non-CEO Named Executive Officers Summary Compensation Table Total to Compensation Actually Paid (all amounts are averaged for each component of each relative year):

Year	Salary ($)	Stock and Option Awards ($)	Non-Equity Incentive Compensation ($)	All Other Compensation ($)[a]	Summary Compensation Table Total ($)	Deductions from Summary Compensation Table Total ($)[b]	Additions to Summary Compensation Table Total ($)[c]	Compensation Actually Paid ($)
2024	755,393	2,098,180	58,235	96,666	3,008,473	(2,098,180)	(253,232)	657,061
2023	564,873	1,267,919	—	422,879	2,255,670	(1,267,919)	(1,452,017)	(464,265)
2022	711,643	2,004,911	675,264	120,448	3,512,266	(2,004,911)	4,868,994	6,376,349
2021	718,426	1,740,541	1,340,080	92,551	3,891,597	(1,740,541)	4,275,396	6,426,452
2020	634,595	1,620,602	1,353,871	382,757	3,991,825	(1,620,602)	6,490,470	8,861,693

(a) Reflects "All Other Compensation" reported in the Summary Compensation Table for each year shown.

(b)   Represents the grant date fair value of equity-based awards granted each year. We did not report a change in pension value for any of the years reflected in this table, therefore a deduction from the Summary Compensation Table total related to pension value was not required.

(c)   Reflects the value of equity calculated in accordance with the SEC's methodology for determining Compensation Actually Paid for each year shown.

The following table includes supplemental data for the calculation resulting in the equity component of Mr. Vasos's Compensation Actually Paid for the periods indicated:

Year	Addition of Fair Value of Current Year Equity Awards Unvested at Fiscal Year End ($)	Addition of Change in Fair Value of Prior Years' Equity Awards Unvested at Fiscal Year End ($)	Addition of Change in Fair Value of Prior Years' Equity Awards That Vested in Fiscal Year ($)	Equity Value Included in Compensation Actually Paid ($)
2024	—	(9,971,297)	2,134,292	(7,837,005)
2023	12,092,500	(11,953,353)	(3,223,353)	(3,084,205)
2022	18,548,895	7,315,148	4,661,916	30,525,960
2021	20,063,063	2,900,588	1,610,963	24,574,614
2020	24,865,308	16,856,565	2,487,814	44,209,687

The following table includes supplemental data for the calculation resulting in the equity component of Mr. Owen's Compensation Actually Paid for the period indicated:

Year	Addition of Fair Value of Current Year Equity Awards Unvested at Fiscal Year End ($)	Addition of Change in Fair Value of Prior Years' Equity Awards Unvested at Fiscal Year End ($)	Addition of Change in Fair Value of Prior Years' Equity Awards That Vested in Fiscal Year ($)	Equity Value Included in Compensation Actually Paid ($)
2023	—	—	(905,740)	(905,740)
2022	10,142,910	1,682,984	1,043,005	12,868,899

The following table includes supplemental data for the calculation resulting in the equity component of the non-CEO named executive officers' average Compensation Actually Paid for the periods indicated:

Year	Additions of Average Fair Value of Current Year Equity Awards Unvested at Fiscal Year End ($)	Additions of Average Change in Fair Value of Prior Years' Equity Awards Unvested at Fiscal Year End ($)	Additions of Average Change in Fair Value of Prior Years' Equity Awards That Vested in Fiscal Year ($)	Average Equity Value Included in Compensation Actually Paid ($)
2024	158,419	(613,214)	201,564	(253,232)
2023	353,167	(1,418,895)	(386,289)	(1,452,017)
2022	3,168,564	1,048,097	652,334	4,868,994
2021	3,351,740	535,079	388,578	4,275,396
2020	4,004,324	2,332,449	153,697	6,490,470

(2)   Named executive officers (other than the CEO) for each fiscal year are:

2024 Other Named Executive Officers	2023 Other Named Executive Officers	2022 Other Named Executive Officers	2021 Other Named Executive Officers	2020 Other Named Executive Officers
Kelly M. Dilts, Executive Vice President & Chief Financial Officer	Kelly M. Dilts, Executive Vice President & Chief Financial Officer	John W. Garratt, President & Chief Financial Officer	John W. Garratt, Executive Vice President & Chief Financial Officer	John W. Garratt, Executive Vice President & Chief Financial Officer
Emily C. Taylor, Executive Vice President & Chief Merchandising Officer	John W. Garratt, Former President & Chief Financial Officer	Emily C. Taylor, Executive Vice President & Chief Merchandising Officer	Jeffery C. Owen, Chief Operating Officer	Jeffery C. Owen, Chief Operating Officer
Rhonda M. Taylor, Executive Vice President & General Counsel	Emily C. Taylor, Executive Vice President & Chief Merchandising Officer	Rhonda M. Taylor, Executive Vice President & General Counsel	Rhonda M. Taylor, Executive Vice President & General Counsel	Jason S. Reiser, Former Executive Vice President & Chief Merchandising Officer
Steven R. Deckard, Executive Vice President, Strategy & Development	Rhonda M. Taylor, Executive Vice President & General Counsel	Carman R. Wenkoff, Executive Vice President & Chief Information Officer	Carman R. Wenkoff, Executive Vice President & Chief Information Officer	Rhonda M. Taylor, Executive Vice President & General Counsel
	Carman R. Wenkoff, Executive Vice President & Chief Information Officer			Carman R. Wenkoff, Executive Vice President & Chief Information Officer
	Antonio Zuazo, Former Executive Vice President, Global Supply Chain			

(3) Cumulative total shareholder return ("TSR") is calculated by dividing the sum of the cumulative amount of dividends for the measurement period, assuming dividend reinvestment, and the difference between our share price at the end and the beginning of the measurement period by our share price at the beginning of the measurement period.

(4) Represents the peer group TSR, weighted according to the respective companies' stock market capitalization at the beginning of each period for which a return is indicated. The peer group used for this purpose is the following published industry index: S&P 500 Consumer Staples Distribution & Retail Index.

(5) The dollar amounts reported represent the amount of net income reflected in our audited financial statements for the applicable year.

(6) Adjusted EBIT is defined in "Compensation Discussion and Analysis—Elements of Named Executive Officer Compensation—Short-Term Cash Incentive Plan—2024 Teamshare Structure." All amounts for prior years have been calculated using this Adjusted EBIT definition. While we use several financial performance measures for the purpose of evaluating performance for our compensation programs, we have determined that adjusted EBIT, in our assessment, represents the most important financial performance measure (that is not otherwise required to be disclosed in the table) used to link compensation actually paid to our named executive officers, for the most recently completed fiscal year, to Company performance.

Financial Performance Measures

As described in greater detail in "Compensation Discussion and Analysis," our executive compensation program reflects a variable pay for performance philosophy. The financial metrics that the CHCM Committee selects for both our short-term cash incentive plan and our long-term equity incentive program are selected in order to fulfill our pay for performance philosophy and to align the interests of our named executive officers and our shareholders. Our most important financial performance measures for linking executive compensation actually paid to our named executive officers, for the most recently completed fiscal year, to our performance are as follows:

Mr. Vasos	Non-CEO Named Executive Officers
Adjusted EBIT	Adjusted EBIT
Net Sales	Net Sales
Adjusted ROIC	Adjusted ROIC
	Adjusted EBITDA

Adjusted EBIT, Net Sales, adjusted EBITDA, and adjusted ROIC are defined in the discussions of the 2024 Teamshare structure, the 2024 annual equity award structure and the completed 2022-2024 performance period with respect to the 2022 PSU awards, as applicable, all of which can be found under "Elements of Named Executive Officer Compensation" within "Compensation Discussion and Analysis" above.

Relationship Between Compensation Actually Paid and Performance Measures

The charts below show, for the past five years, the relationship between the CEO and non-CEO compensation actually paid and our (1) cumulative TSR, (2) net income, and (3) adjusted EBIT, as well as the relationship of our cumulative TSR relative to the cumulative TSR of the current and former peer groups.







The above disclosures under "Pay Versus Performance" should not be deemed incorporated by reference into any other Dollar General filing under the Exchange Act, except to the extent Dollar General specifically incorporates such disclosures by reference therein.

Compensation Committee Interlocks and Insider Participation

None of Messrs. McGuire and Bryant or Mss. Fili-Krushel and Scarlett, each of whom was a member of our CHCM Committee during all or a portion of 2024: (1) was at any time during 2024 an officer or employee, or was at any time prior to 2024 an officer, of Dollar General or any of our subsidiaries; or (2) had any relationship requiring disclosure under "Transactions with Management and Others." Also, none of our executive officers serves, or in the past fiscal year has served, as a director or compensation committee (or equivalent committee) member of any entity that has an executive officer serving as a Dollar General director or CHCM Committee member.

Compensation Risk Considerations

In March 2025, our CHCM Committee reviewed a risk assessment of our compensation program for employees, including executive officers, prepared by its compensation consultant with input from management. The assessment included a review of our compensation programs for certain design features which could potentially encourage excessive risk-taking or otherwise create risk to Dollar General. The CHCM Committee concluded, after considering the degree to which risk-aggravating factors were offset by risk-mitigating factors, that the net risks created by our overall compensation program are not reasonably likely to have a material adverse effect on Dollar General.

Pay Ratio Disclosure

As required by Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the annual total compensation of our employees and our Chief Executive Officer (our "CEO"). This pay ratio is a reasonable estimate calculated in a manner consistent with SEC rules based on our payroll and employment records and the methodology described below.

The fiscal 2024 annual total compensation of the median compensated employee (a part-time store associate) of our temporary, part-time and full-time employee base who were employed as of the last day of our 2024 fiscal year (January 31, 2025), other than our CEO, calculated in accordance with the rules applicable to the Summary Compensation Table, was $18,951, and our CEO's fiscal 2024 annual total compensation was $2,152,357, resulting in a ratio of 1:114.

As of January 31, 2025, our total population, excluding the CEO, consisted of 186,029 compensated employees, of which 225 were located in non-U.S. jurisdictions as follows: Mexico (117); China (97); Hong Kong (10); and Turkey (1). As permitted by SEC rules, we excluded all such 225 non-U.S. employees. After applying this exemption, the employee population used to identify the median employee consisted of 185,804 temporary, part-time and full-time employees located solely in the U.S.

To identify the median compensated employee, we used W-2 Box 5 Medicare wages for the period from February 3, 2024 (the first day of our 2024 fiscal year) through January 31, 2025 (the last day of our 2024 fiscal year), with such amounts annualized for those permanent employees who did not work for the full year. Our determination of the median compensated employee yielded two employees because the population we used had an even number of employees. From the two employees, we selected the employee who worked more of the year than the other as the median compensated employee.

The SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices. As such, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

ADVISORY VOTE TO APPROVE NAMED EXECUTIVE OFFICER COMPENSATION (ITEM 2 ON THE BALLOT)

In accordance with Section 14A of the Exchange Act, we annually allow our shareholders to vote, on an advisory and nonbinding basis, on the compensation paid to our named executive officers as disclosed in this Proxy Statement pursuant to Item 402 of Regulation S-K. Accordingly, you may vote on the following resolution at the annual meeting: "**RESOLVED, that the shareholders approve, on an advisory basis, the compensation of Dollar General's named executive officers as disclosed pursuant to Item 402 of Regulation S-K, including the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosures in this Proxy Statement.**"

As discussed in detail in "Compensation Discussion and Analysis," the CHCM Committee actively oversees our executive compensation program, adopting changes and awarding compensation as appropriate to reflect Dollar General's circumstances and to promote the main objectives of the program. Our executive compensation program is designed with the goal of serving our shareholders' long-term interests. The program rewards our named executive officers for the achievement of specific annual and long-term goals and the realization of increased shareholder value. We believe that offering a competitive compensation package is vital to attract, retain, and motivate experienced and appropriately qualified executives.

At our 2024 annual meeting, our Say-on-Pay proposal received lower support from shareholders than in previous years, with 72.8% of votes cast in support of our executive compensation program. This result prompted us to better understand shareholders' concerns as part of our robust shareholder engagement program in which, as discussed elsewhere in this Proxy Statement, we reached out to approximately 66% of shares outstanding and received feedback from approximately 56% of shares outstanding. We discussed with shareholders the changes made for our 2024 executive compensation program, which addressed feedback concerning our use of similar performance metrics in the short-term and long-term incentive programs and the maximum potential payouts under these plans, and sought input on potential additional changes for 2025, particularly around the type and mix of

equity awards and the metrics and length of performance periods used in the long-term incentive program. The results of these and previous engagements, including how the CHCM Committee took shareholder feedback into account in designing the executive compensation program, are discussed in the "Compensation Discussion and Analysis" and the "Corporate Governance" sections of this Proxy Statement.

We firmly believe that the information we have provided in this Proxy Statement demonstrates that our executive compensation program was designed appropriately and is working to ensure alignment of management's and shareholders' interests to support long-term value creation.

This vote is not intended to address any specific item of compensation, but rather the overall compensation of our named executive officers. This vote also is not a vote on director compensation, as described under "Director Compensation," or on our compensation policies as they relate to risk management, as described under "Compensation Risk Considerations" in the "Executive Compensation" section.

Our Board of Directors is asking our shareholders to indicate their support for our named executive officer compensation as described in this Proxy Statement in accordance with SEC rules by voting for this proposal. Because the vote on this proposal is advisory in nature, it will not affect any compensation already paid or awarded and will not be binding on or overrule any decisions by the CHCM Committee or the Board. Nonetheless, our Board and the CHCM Committee value our shareholders' views and intend to consider the outcome of the vote, along with other relevant factors, when making future named executive officer compensation decisions.

At our annual meeting of shareholders held on May 31, 2023, our shareholders expressed a preference that advisory votes on executive compensation occur every year. Consistent with this preference, our Board of Directors implemented an annual advisory vote on executive compensation until the next advisory vote on the frequency of shareholder votes on executive compensation, which will occur at the 2029 annual meeting.

 The Board of Directors unanimously recommends that shareholders vote **FOR** the approval of the compensation of our named executive officers as disclosed in this Proxy Statement.

SECURITY OWNERSHIP

The following tables show the amount of our common stock beneficially owned by the listed persons as of March 20, 2025. For purposes of such tables, a person "beneficially owns" a security if that person directly or indirectly has or shares voting or investment power or has the right to acquire beneficial ownership within 60 days. Percentage computations are based on 219,947,078 shares of our common stock outstanding as of March 20, 2025, unless otherwise noted.

Security Ownership of Certain Beneficial Owners

The following table pertains to beneficial ownership by those known by us to beneficially own more than 5% of our common stock.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
The Vanguard Group[1]	25,071,171	11.4%
BlackRock, Inc.[2]	19,372,663	8.8%
Pzena Investment Management, LLC[3]	11,861,633	5.4%

(1) The Vanguard Group has shared power to vote or direct the vote of 296,570 shares, sole power to dispose or direct the disposition of 24,121,429 shares, and shared power to dispose or direct the disposition of 949,742 shares. The address of The Vanguard Group is 100 Vanguard Blvd., Malvern, Pennsylvania 19355. All information is based solely on Amendment No. 11 to Statement on Schedule 13G filed on February 13, 2024.

(2) BlackRock, Inc., through various subsidiaries, has sole power to vote or direct the vote of 17,824,788 shares and sole power to dispose or direct the disposition of 19,372,663 shares. The address of BlackRock, Inc. is 50 Hudson Yards, New York, New York 10001. All information is based solely on Amendment No. 9 to Statement on Schedule 13G filed on February 12, 2024.

(3) Pzena Investment Management, LLC has sole power to vote or direct the vote of 10,457,067 shares and sole power to dispose or direct the disposition of 11,861,633 shares. The address of Pzena Investment Management, LLC is 320 Park Avenue, 8th Floor, New York, New York 10022. All information is based solely on Statement on Schedule 13G filed on January 30, 2025.

Security Ownership of Officers and Directors

The following table shows the beneficial ownership of our directors, nominees and named executive officers individually and our current directors and executive officers as a group. Unless otherwise noted, to our knowledge these persons have sole voting and investment power over the shares listed. These persons may be contacted at our executive offices.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership[(1)(2)]	Percent of Class
Warren F. Bryant[(3)]	42,934	*
Michael M. Calbert[(4)]	118,801	*
Ana M. Chadwick[(5)]	3,094	*
Timothy I. McGuire	13,327	*
David P. Rowland	2,570	*
Debra A. Sandler	3,428	*
Ralph E. Santana	4,585	*
Kathleen M. Scarlett	1,570	*
Todd J. Vasos	358,245	*
Kelly M. Dilts	45,928	*
Emily C. Taylor	87,893	*
Rhonda M. Taylor	123,124	*
Steven R. Deckard	40,033	*
All current directors and executive officers as a group (18 persons)[(3)(4)(5)]	1,224,325	*

* Denotes less than 1% of class.

(1) Share totals have been rounded to the nearest whole share.

(2) Includes the following number of shares (1) underlying RSUs (including RSUs credited, where applicable, as a result of dividend equivalents earned with respect to the RSUs) and earned PSUs, in each case that are or could be settleable within 60 days of March 20, 2025, over which the person will not have voting or investment power until the applicable RSUs and PSUs are settled, and (2) subject to options exercisable either currently or within 60 days of March 20, 2025, over which the person will not have voting or investment power until exercised: Mr. Bryant (3,487 RSUs); Mr. Calbert (28,592 RSUs); Ms. Chadwick (2,974 RSUs); Mr. McGuire (1,333 RSUs); Mr. Rowland (2,510 RSUs); Ms. Sandler (1,726 RSUs); Mr. Santana (1,333 RSUs); Ms. Scarlett (1,570 RSUs); Mr. Vasos (906 RSUs; 221,402 options); Ms. Dilts (753 RSUs; 409 PSUs; 40,001 options); Ms. E. Taylor (1,070 PSUs; 72,318 options); Ms. R. Taylor (1,070 PSUs; 75,898 options); Mr. Deckard (466 RSUs; 189 PSUs; 37,367 options); and all current directors and executive officers as a group (47,824 RSUs; 5,366 PSUs; 750,333 options). Such shares are considered outstanding for computing the percentage owned by each named person and by the group but not for any other person. Excludes shares underlying RSUs that are vested but deferred at the election of Mr. Calbert and Ms. Sandler, but over which such persons will not have voting or investment power until the applicable RSUs are settled on a date that is later than 60 days after March 20, 2025.

(3) Mr. Bryant may be deemed to share voting and investment power over 425 shares held by the Christopher W. Bryant Legacy Trust and 425 shares held by the Jennifer M. Bryant Legacy Trust.

(4) Mr. Calbert shares voting and investment power over 90,209 shares with his spouse, Barbara Calbert, as co-trustee of The Michael and Barbara Calbert 2007 Joint Revocable Trust.

(5) Ms. Chadwick shares voting and investment power over 120 shares with her spouse, Tomás Chadwick.

AUDIT COMMITTEE REPORT

The Audit Committee of our Board of Directors has:

- reviewed and discussed with management the audited financial statements for the fiscal year ended January 31, 2025,

- discussed with Ernst & Young LLP, our independent registered public accounting firm, the matters required to be discussed by the applicable requirements of the Public Company Accounting Oversight Board and the SEC,

- received the written disclosures and the letter from Ernst & Young LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent registered public accounting firm's communications with the Audit Committee concerning independence, and

- discussed with Ernst & Young LLP the independence of Ernst & Young LLP.

Based on these reviews and discussions, the Audit Committee unanimously recommended to the Board of Directors that Dollar General's audited financial statements be included in the Annual Report on Form 10-K for the fiscal year ended January 31, 2025, for filing with the SEC.

This report has been furnished by the members of the Audit Committee:

- Ana M. Chadwick, Chairperson

- Warren F. Bryant

- David P. Rowland

- Debra A. Sandler

The above Audit Committee Report does not constitute soliciting material and should not be deemed filed or incorporated by reference into any other Dollar General filing under the Securities Act of 1933 or the Exchange Act, except to the extent Dollar General specifically incorporates this report by reference therein.

FEES PAID TO AUDITORS

The table below lists the aggregate fees for professional audit services rendered to us by Ernst & Young LLP for the audit of our consolidated financial statements for the past two fiscal years and fees billed for other services rendered by Ernst & Young LLP during the past two fiscal years. Information related to audit fees for 2024 includes amounts billed through January 31, 2025, and additional amounts estimated to be billed for the 2024 period for services rendered.

Service	2024 Aggregate Fees Billed ($)	2023 Aggregate Fees Billed ($)
Audit Fees[1]	3,055,645	2,930,831
Audit-Related Fees[2]	—	—
Tax Fees[3]	1,961,855	2,403,021
All Other Fees[4]	7,200	6,504

(1) Represents for each fiscal year the aggregate fees billed for professional services for the audit of our annual financial statements and review of financial statements included in our Forms 10-Q and services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Represents for each fiscal year the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of our financial statements.

(3) Represents for each fiscal year the aggregate fees billed for professional services for tax compliance, tax advice and tax planning. Fees for 2024 and 2023 relate primarily to tax compliance services, which represented $1,906,896 and $2,171,555 in 2024 and 2023, respectively, for work related to work opportunity tax credit assistance, federal jobs credits and state tax credit assistance, foreign sourcing offices' tax compliance, and annual tax basis inventory calculations assistance. Tax fees for 2024 and 2023 also included fees for tax advisory services related to start up services related to Mexico and income tax advisory services.

(4) Represents for each fiscal year the aggregate fees billed for other products and services, which in each year consisted solely of subscription fees to an on-line accounting research tool.

The Audit Committee pre-approves all audit and permissible non-audit services provided by our independent auditor. Where feasible, the Audit Committee considers and, when appropriate, pre-approves services at regularly scheduled meetings after disclosure by management and the independent auditor of the nature of the proposed services, the estimated fees (when available), and their opinions that the services will not impair the independence of the independent auditor. The Audit Committee's Chairperson (or any Audit Committee member if the Chairperson is unavailable) may pre-approve such services between Audit Committee meetings and must report to the Audit Committee at its next meeting with respect to all services so pre-approved. The Audit Committee (or its Chairperson) pre-approved 100% of the services provided by Ernst & Young LLP during 2024 and 2023.

RATIFICATION OF APPOINTMENT OF AUDITORS (ITEM 3 ON THE BALLOT)

Who is responsible for the selection of the independent auditor?

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent auditor.

Is the Audit Committee involved in the lead audit partner selection process?

Yes. Prior to the selection of a lead audit partner, the Chairperson of the Audit Committee, typically one additional Audit Committee member, and the Chairman of the Board interview the candidates. Following the interviews, the Audit Committee discusses each candidate's credentials, experience level and independence prior to making the final selection.

Does the Audit Committee evaluate the independent auditor and the lead audit partner?

Yes. The Audit Committee annually evaluates the lead audit partner, as well as the independent auditor's qualifications, performance and independence. The evaluation, which includes the input of management, entails consideration of a broad range of factors, including the quality of services and sufficiency of resources that have been provided; the skills, knowledge and experience of the firm and the audit team; the effectiveness and sufficiency of communications and interactions; independence and level of objectivity and professional skepticism; reasonableness of fees; and other factors.

Who has the Audit Committee selected as the independent auditor?

After conducting the evaluation process discussed above, the Audit Committee selected Ernst & Young LLP as our independent auditor for the 2025 fiscal year. Ernst & Young LLP has served in that capacity since October 2001. The Audit Committee and the Board of Directors believe that the continued retention of Ernst & Young LLP is in the best interests of Dollar General and our shareholders and request that shareholders vote for the ratification of Ernst & Young LLP as our independent auditor for the 2025 fiscal year.

What are the benefits of a longer-tenured independent auditor?

A longer-tenured auditor possesses institutional knowledge of our business operations, accounting policies and practices, personnel and internal control over financial reporting, which enhances the efficiency and quality of the audit process. In addition, we are able to negotiate a competitive fee structure due to the auditing firm's deep knowledge and familiarity with Dollar General. There would be substantial additional fees required in changing audit firms.

Will representatives of Ernst & Young LLP attend the annual meeting?

Representatives of Ernst & Young LLP have been requested and are expected to attend the annual meeting. These representatives will have the opportunity to make a statement if they so desire and are expected to be available to respond to appropriate questions.

What if shareholders do not ratify the appointment?

The Audit Committee is not bound by a vote either for or against the firm. If the shareholders do not ratify this appointment, our Audit Committee will consider that result in selecting our independent auditor in the future.

 The Board of Directors unanimously recommends that shareholders vote **FOR** the ratification of Ernst & Young LLP as our independent auditor for the 2025 fiscal year.

SHAREHOLDER PROPOSAL: Remove the One-Year Holding Period Requirement to Call a Special Shareholders' Meeting

(ITEM 4 ON THE BALLOT)

Introduction and Board of Directors' Recommendation

John Chevedden (the "Proponent"), located at 2215 Nelson Avenue, No. 205, Redondo Beach, CA 90278, has notified us that he intends to present the shareholder proposal set forth below ("Proposal 4") at the annual meeting. The Proponent has provided us with documentation indicating that he has beneficially owned at least 40 shares of our common stock for at least three years. Proposal 4 will be voted upon at the annual meeting if the Proponent or his qualified representative properly presents Proposal 4 at the annual meeting.

Dollar General is not responsible for the accuracy or content of Proposal 4, which is printed verbatim as received in accordance with SEC rules, and we have not endeavored to correct any typographical errors it may contain. Proposal 4 may contain assertions about Dollar General that we believe are incorrect, and we have not tried to refute all such inaccuracies in our response.

 The Board of Directors unanimously recommends that shareholders vote **AGAINST** Proposal 4 for the reasons set forth in the Board's Statement in Opposition, which follows Proposal 4.

Shareholder Proposal

Proposal 4 — Support for Special Shareholder Meeting Improvement



Shareholders ask our Board of Directors to remove the current provision that considers the voice of certain Dollar General (DG) shareholders as non-shareholders. Currently all shares not held for one continuous year are considered non-shareholders if they seek to call for a special shareholder meeting on an important matter.

The current one-year exclusion for all shares held for less than one continuous year makes the current so-called shareholder right to call for a special shareholder meeting useless. There is no point to have useless right on the books of DG.

The reason to enable all shareholders to call for a special shareholder meeting is to allow one shareholder or a group of shareholders to quickly acquire DG shares to equal the challenging 25% share ownership requirement, based on all shares outstanding, to call for a special shareholder meeting when there is an urgent matter to consider in order to incentivize a turnaround of DG.

It is all the more necessary to improve the DG shareholder right to call for a special shareholder meeting because DG is a Tennessee company and Tennessee denies shareholders the right to act by written consent which is thus an unavailable way for DG shareholders to incentivize management to reverse a slumping stock price.

This is becoming more important given that the DG stock price is in a long-term slump. DG stock was at $246 in 2022 and at only $79 in late 2024 during a robust stock market.

The best strategies for turning around a company do not necessarily come from a company's existing shareholders.

If DG continues in its slump, DG shareholders and potential DG shareholders will not even consider acquiring more shares in order to call for a special shareholder meeting, if they have to wait one-year to call for a special shareholder meeting. A one-year holding period makes no sense. An emergency or a continued slumping stock price demands an immediate response.

The fact that one shareholder or a group of shareholders can quickly acquire more shares to call for a special shareholder meeting is an incentive for DG Directors to avoid such an emergency situation in the first place since the continued service of the least qualified DG Directors could be terminated by a special shareholder meeting. This is a good incentive for the DG Directors to have for the benefit of all DG shareholders.

At minimum this proposal alerts shareholders to the severe limitation, to the point of uselessness, baked into the current DG rules for shareholders to call for a special shareholder meeting.

Please vote yes:
Support for Special Shareholder Meeting Improvement — Proposal 4

Board of Directors' Statement in Opposition to Proposal 4

Our Board of Directors has carefully considered Proposal 4, which seeks to eliminate the one-year holding requirement to exercise the right of shareholders to request special meetings, and concluded that its adoption is unnecessary, potentially harmful, and not in the best interests of the Company or our shareholders for the reasons outlined below. Accordingly, our Board unanimously recommends that shareholders vote **AGAINST** Proposal 4.

Our shareholders rejected a similar proposal by the Proponent in 2023, when 87% of votes were cast against the proposal.

The one-year holding requirement to request a special meeting of shareholders is a customary provision that helps protect the Company and our broader shareholder base against abuses by shareholders with narrow short-term interests and from the financial and administrative burdens associated with unnecessarily conducting a special meeting of shareholders.

In 2021, our Board of Directors sought shareholder approval of a Charter amendment to allow one or more record or beneficial shareholders holding in the aggregate at least 25% of our common stock to request special meetings of shareholders by following certain requirements set forth in our Bylaws. The applicable Bylaws, including the customary requirement that shareholders exercising the special meeting right have owned the shares continuously for at least one year, were specifically described in the proxy statement proposal for the 2021 annual meeting of shareholders and are intended to balance enabling shareholders to vote on important matters with the potential abuse of this right and the associated cost and distraction that could arise as a result of its exercise. Our shareholders approved the Charter amendment, which received the support of over 98% of votes cast. Based on this vote, the Charter amendment was implemented, and our Board adopted the related Bylaws.

Our Board believes that the current special meeting right, including the one-year holding period and other procedural protections, provides shareholders a meaningful ability to request a special meeting while also protecting the Company and its shareholders against the risk that certain shareholders will use special meetings as a means to advance narrow and short-term oriented interests, which may not be in the long-term interests of the Company or its broader shareholder base. The one-year holding period in no way impacts shareholder status as implied by Proposal 4, and shareholders who hold shares for less than one year are fully entitled to vote at any special meetings that may be called.

Our Board recognizes the importance of providing shareholders with the ability to request special meetings in appropriate circumstances. At the same time, a special shareholder meeting is a significant undertaking that requires a substantial commitment of time and financial resources of the Company. Among other costs, the Company is required to prepare, print, and distribute legal disclosure documents to shareholders, solicit proxies, and tabulate votes for each special shareholder meeting called. In addition, special meetings require the Board and management to divert significant time and focus away from

management of the Company in order to prepare for, and conduct, the special meeting, detracting from their primary focus of operating our business and maximizing long-term shareholder value.

Notably, the one-year holding period is consistent with the minimum holding period established by the SEC under Rule 14a-8 of the Exchange Act, which enables a shareholder to include a proposal in an issuer's proxy statement. In adopting the holding requirements under Rule 14a-8, the SEC indicated that the holding period should be calibrated such that a shareholder has some meaningful "economic stake or investment interest" in a company before the shareholder may draw on company and shareholder resources and command the time and attention of other shareholders to consider and vote on the proposal. Our Board believes the SEC's reasoning is equally applicable to the Company's one-year holding requirement for requesting a special meeting. Moreover, under that same Rule, shareholders with minimal holdings are already able to present proposals, such as this one, at annual meetings.

Our Bylaws facilitate the ability of shareholders meeting the applicable requirements to call special meetings when extraordinary matters arise, without enabling a minority of shareholders that have not held a financial stake in the Company for a meaningful period of time to call unnecessary or duplicative meetings for less significant matters. If the one-year holding requirement is eliminated, as Proposal 4 requests, the Company could be subject to regular disruptions by short-term, special-interest shareholder groups with agendas that are not in the best interests of the Company or its broader shareholder base and it would increase the potential for misuse of the special meeting right. Such diversions could potentially operate against the best interests of our shareholders overall, in order to serve the narrow short-term interests of certain shareholders.

We are committed to active shareholder engagement and strong and effective corporate governance practices which ensure accountability and responsiveness to shareholders.

The elimination of the one-year holding period as requested by Proposal 4 is unnecessary, could unduly increase focus on short-term results at the expense of long-term Company performance and shareholder interests, and should be rejected in light of our strong corporate governance policies and practices, our willingness to discuss our business and issues with shareholders, and our regular responsiveness to shareholders. Our Board has consistently demonstrated its commitment to sound principles of corporate governance, working to ensure that its practices provide our shareholders with a meaningful voice. In addition to the ability to request special meetings of shareholders, numerous other corporate governance measures are in place to foster shareholder participation and Board responsiveness and accountability. Some of these measures are:

* *Active Shareholder Engagement Program*: We routinely and actively engage with our shareholders to ensure that their perspectives are understood and considered by our Board and management team regarding a wide

variety of issues, including among other matters financial performance, strategy, risk management and oversight, corporate governance, executive compensation and social responsibility and sustainability matters. We have taken many actions over the years to implement shareholder feedback when appropriate. In addition to our year-round investor relations efforts, we invited shareholders representing approximately 66% of shares outstanding to participate in our focused annual shareholder outreach program in 2024, with shareholders representing approximately 56% of shares outstanding electing to participate. Mr. Calbert, our Chairman of the Board, led the engagement with shareholders representing 31% of shares outstanding. Notably, during these engagements, our shareholders did not raise the one-year holding period required to call a special meeting as an area of concern. In addition, as noted above, 87% of our shareholders rejected a similar proposal by the Proponent in 2023.

- *Equal Voting Rights for All Shareholders and No Supermajority Voting Provisions*: We have equal voting rights for all shareholders, and our Charter and Bylaws do not contain provisions requiring more than a simple or absolute majority shareholder vote on any issue.

- *Annual Elections of the Board with a Majority Voting Standard*: All of our directors are elected annually by our shareholders. We have a majority voting standard for the election of directors in uncontested elections.

- *Proxy Access*: Our proxy access right allows shareholders meeting certain customary requirements to include director nominations in our proxy statement.

- *No Shareholder Rights Plan*: We do not maintain a shareholder rights plan, commonly referred to as a "poison pill."

- *Strong Director Refreshment and Evaluation Practices*: Our full Board has an average tenure of seven years. We have added one new independent director in each of the last three years, and 50% of our independent directors joined our Board within the last five years. We employ a thorough annual evaluation process for our Board, each Board committee, and each individual independent director, which uses a third-party facilitator at least once every three years. This evaluation process is overseen by the NGCR Committee and forms part of the basis for director re-nomination decisions.

- *Independent Board Chairman*: We maintain separate Chairman of the Board and CEO positions, and the Chairman of the Board is an independent director.

- *Majority-Independent Board*: All of our directors are independent except our CEO, and all three standing Board committees are comprised exclusively of independent directors.

- *Qualified and Experienced Board*: Our Board consists of highly qualified members with skills, experience and expertise in various areas that are important to our current and future strategy as described in this Proxy Statement.

- *Significant Share Ownership Requirements*: We have significant share ownership and holding requirements for our Board members and executive management.

- *Annual "Say-On-Pay" Advisory Vote*: We hold an annual advisory vote on executive compensation to allow shareholders the opportunity to express their views on executive compensation.

- *Publicized Board Communication Mechanisms*: We publish on our website Board-approved methods for shareholders to communicate directly with the Board, a particular director, or the non-management directors or independent directors as a group.

In addition, as discussed above, shareholders holding minimal amounts of our common stock also have the ability to include shareholder proposals, such as this one, in the Company's proxy statement if they comply with applicable rules.

Conclusion

In summary, our Board of Directors opposes Proposal 4 because it believes that eliminating the customary one-year holding requirement will enable potential abuse of the right to call a special meeting by shareholders with special or short-term interests and significantly increase the risk that the Company will be required to expand substantial time and resources on matters that are not in the best interests of the Company or its broader shareholder base. Our Board believes that our procedural requirements to exercise the special meeting right for shareholders are aligned with current market practices and strike the appropriate balance between ensuring shareholders have meaningful rights and opportunities for involvement without enabling a minority of shareholders that have not held a financial stake in the Company for a meaningful period of time to call unnecessary or duplicative meetings for matters of special interest. The Company's numerous existing corporate governance measures ensure ample opportunity for shareholder participation as well as Board responsiveness and accountability. Our Board believes the adoption of Proposal 4 is unnecessary, potentially harmful, and not in the best interests of the Company or our shareholders.



AGAINST The Board of Directors unanimously recommends that shareholders vote **AGAINST** Proposal 4.

SHAREHOLDER PROPOSAL: **Adopt a Comprehensive Human Rights Policy** (ITEM 5 ON THE BALLOT)

Introduction and Board of Directors' Recommendation

Lead filer, Mercy Investment Services, Inc., located at 2039 North Geyer Road, St. Louis, MO 63131, along with co-filers CommonSpirit Health, Friends Fiduciary Corporation, Schroder Investment Management Limited, Sisters of the Humility of Mary, Sisters of Saint Joseph of Peace, and United Church Funds (collectively, the "Proponents"), have notified us that a representative of the Proponents intends to present the shareholder proposal set forth below ("Proposal 5") at the annual meeting. The lead filer has provided us with documentation indicating that it has been the beneficial owner of at least $2,000 in market value of our common stock for at least three years. Proposal 5 will be voted upon at the annual meeting if a qualified

representative of the Proponents properly presents Proposal 5 at the annual meeting. We will promptly provide the addresses and stock ownership information (to our knowledge) of all co-filers upon a shareholder's oral or written request directed to our Corporate Secretary.

Dollar General is not responsible for the accuracy or content of Proposal 5, which is printed verbatim as received in accordance with SEC rules, and we have not endeavored to correct any typographical errors it may contain. Proposal 5 may contain assertions about Dollar General that we believe are incorrect, and we have not tried to refute all such inaccuracies in our response.



The Board of Directors unanimously recommends that shareholders vote **AGAINST** Proposal 5 for the reasons set forth in the Board's Statement in Opposition, which follows Proposal 5.

Shareholder Proposal

Resolved: Shareholders request the Board of Directors adopt and disclose a comprehensive Human Rights Policy which states the Company's commitment to respect human rights, in alignment with international human rights standards, throughout its operations and value chain, and describes steps to identify, assess, prevent, mitigate, and, where appropriate, remedy adverse human rights impacts connected to the business.

Whereas: The United Nations Guiding Principles on Business and Human Rights establish the corporate responsibility to respect internationally recognized human rights, including rights to freedom of association and collective bargaining, a safe and healthy working environment, and just and favorable remuneration.

Dollar General Corporation ("Dollar General") lacks a comprehensive policy commitment to uphold international human rights standards throughout the business, including its own operations. Its existing human rights-related disclosures[1] are limited to supplier expectations. Peers

with comprehensive human rights policies include Dollar Tree,[2] Target,[3] Walmart,[4] Costco,[5] and Big Lots.[6]

There are indications that Dollar General practices do not align with international human rights standards, including the right to freedom of association and the right to a safe and healthy working environment:

- The National Labor Relations Board ruled in 2023 that Dollar General engaged in "blatant hallmark unfair labor practices" against workers attempting to organize in Connecticut, including unlawful termination, surveillance, interrogation, and threatening store closures.[7] Similar cases are pending against the company in Florida, Georgia, and Mississippi.[8]

- The Occupational Safety and Health Administration (OSHA) named Dollar General a "Severe Violator" in 2022 for willful, repeat, and serious workplace safety violations.[9] Dollar General issued a safety report[10] in 2024 following a majority vote on a shareholder proposal; however, proponents and workers criticized the stakeholder engagement process and auditor

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[1] https://investor.dollargeneral.com/dollargeneral/pdf/DG_Human_Rights_Risk_Assessment_and_Supply_Chain_Transparency_Disclosure_--_January_2014_V1.pdf; SERVING OTHERSDollar Generalhttps://www.dollargeneral.com > public-relations

[2] https://www.dollartree.com/file/general/Human_Rights_Policy.pdf

[3] https://corporate.target.com/sustainability-governance/responsible-supply-chains/human-rights

[4] https://corporate.walmart.com/purpose/esgreport/social/human-rights

[5] https://mobilecontent.costco.com/live/resource/img/static-us-landing-pages/HumanRightsStatement.pdf

[6] https://assets.biglots.com/is/content/biglots/BigLotsHumanRightsPolicyFINAL2023.03v2pdf

[7] https://www.nlrb.gov/news-outreach/news-story/region-1-boston-wins-administrative-law-judge-decision-finding-dollar

[8] https://www.nlrb.gov/search/case/dollar%20general?f%5B0%5D=case_type%3AC&s%5B0%5D=Open

[9] https://www.osha.gov/news/newsreleases/region4/11012022

[10] Report on Audit of Dollar General Safety Policies and ...Dollar Generalhttps://www.dollargeneral.com/.../Dollar_General_...

selection.[11] Dollar General's corporate-wide settlement with OSHA[12] carried $12 million in penalties and mandated worker-driven safety improvements.[13]

- Gun violence threatens workers' right to a safe workplace. Aggregate data from news reports found that from 2022 to 2024, 80 shootings took place at Dollar Generals nationwide, with 107 victims and 41 total fatalities, including multiple children shot and five employees killed.[14]

- The United Nations states, "achieving living wages is part of the business responsibility to respect fundamental human rights".[15] Dollar General's median worker earned $18,657 while its CEO made $9,727,656, resulting in a 521:1 pay ratio.[16] 92% of Dollar General workers made less than $15 per hour in 2022,[17] falling well below living wage rates.[18]

Human rights violations create reputational, financial, legal, and regulatory risks. Dollar General acknowledges reputational damage from labor issues may hurt performance.[19] Adopting a comprehensive human rights policy is in the best interests of the company, employees, and shareholders.

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[11] https://laborlab.us/jackson_lewis_the_notorious_law_firm_at_the_forefront_of_union_busting/ ; https://www.stepuplouisiana.org/press-releases/dollar-general-agrees-to-implement-workers-safety-demands-settle-with-osha-for-12-million

[12] https://www.businessinsider.com/dollar-general-investor-no-progress-on-worker-safety-audit-2023-11 ; https://www.osha.gov/news/newsreleases/national/07112024-0

[13] https://drive.google.com/file/d/1xdI_8_W_hhVEdxNNWFXjepU1ERLM79EO/view

[14] https://www.stepuplouisiana.org/dollarstore

[15] https://bhr-navigator.unglobalcompact.org/issues/living-wage/

[16] https://investor.dollargeneral.com/websites/dollargeneral/English/310010/us-sec-filing.html?secFilingId=791eb926-2641-417e-be9f-6e9087050c6d&format=html&shortDesc=Proxy%20Statement%20%28definitive%29

[17] https://www.epi.org/company-wage-tracker/

[18] https://livingwage.mit.edu/; https://livingwageforus.org/tier-ii-certification/

[19] https://investor.dollargeneral.com/websites/dollargeneral/English/310010/us-sec-filing.html?shortDesc=Annual%20Report&secFilingId=b5700569-1f73-4a40-b4e3-d1fd14e48940&format=html

Board of Directors' Statement in Opposition to Proposal 5

Our Board of Directors has carefully considered Proposal 5 and believes that Proposal 5 is unnecessary, redundant, and not in the best interests of the Company or our shareholders for the reasons outlined below. Accordingly, our Board unanimously recommends that shareholders vote **AGAINST** Proposal 5.

We already have adopted and disclosed human rights policies which are comprehensive in scope and apply throughout our operations and value chain, reflect our commitment to human rights, align with international human rights standards, and incorporate measures to identify, assess, prevent, mitigate and, where appropriate, remedy adverse human rights impacts.

At Dollar General, our actions are driven and informed by our mission of *Serving Others*. We believe that our consistent focus on this longstanding foundational purpose has been critical to our longevity and success. Support for human rights has long been, and will continue to be, an integral part of our mission and the way we conduct our business.

We evidence and carry out our commitment to human rights in a variety of ways, including among others, our (1) Human Rights Policy and (2) Code of Business Conduct and Ethics, both of which are publicly available on our website.

- *Human Rights Policy.* Our Human Rights Policy (formerly entitled our Human Rights Risk Assessment and Supply Chain Transparency Disclosure) applies to our suppliers and expressly provides that "Our mission includes a commitment to sourcing safe, quality products from vendors and manufacturers, wherever located, who adhere to the law, treat their workers fairly and maintain a healthy and safe working environment."

Our Human Rights Policy includes numerous standards which are consistent with, and based upon, the Core Conventions of the International Labor Organization and other industry-related best practices. For example, our human rights and workplace standards (which apply to each direct import vendor and its employees) include among other things: (1) prohibitions against child labor, involuntary or forced labor, physical, sexual, or verbal harassment or abuse, and discrimination based on personal characteristics such as race, sex or beliefs; (2) requirements to comply with all applicable wage and benefit laws; and (3) a commitment to safe and healthy working conditions. Our Human Rights Policy reflects our zero-tolerance position against child labor, forced or slave labor and worker abuse and harassment, and we will not conduct business with vendors or facilities that are found to have engaged in these behaviors. To ensure transparency with our suppliers, we have incorporated these standards into our vendor guide, vendor agreements, quote sheet, and Code of Business Conduct and Ethics and discuss them during in-person summits and meetings.

In addition to demonstrating our commitment to human rights and establishing workplace standards aligned with international standards, our Human Rights Policy includes numerous measures to help us identify, assess, prevent, mitigate, and, where appropriate remedy adverse human rights impacts. We have a robust and systemic audit program designed to identify, and improve or eliminate from our supply chain, factories that do not meet our ethical standards, such as violations of our policy against the use of child or forced labor. All facilities producing direct import merchandise for the Company are audited at least annually by an independent third-party firm to ensure compliance with our Human Rights Policy. Our audit also assesses compliance with all applicable legal limits for working hours and the provision of safe and healthy housing, if applicable. We use multiple third-party firms to help ensure integrity in the audit, as well as a combination of announced and unannounced audits. We also use surveillance audits as needed to verify audit results. Every direct import factory doing business with us must receive a passing workplace assessment score or have an approved corrective action plan. Factories receiving sufficiently low performance ratings will not be allowed to produce products for the Company until corrections have been made and an additional audit is conducted to validate the corrections.

- **_Code of Business Conduct and Ethics._** Our Code of Business Conduct and Ethics (the "Code of Ethics") applies to all of our employees, officers and directors and is based on the values that we believe make Dollar General great—honesty, fairness and respect. The Code of Ethics reflects our commitment to human rights by (1) codifying our commitment to serve our employees, customers, shareholders and communities ethically, with fairness and respect and in compliance with laws and (2) providing a guide for navigating situations that present potential ethical concerns.

  Our Code of Ethics sets forth numerous standards related to human rights within our operations, including among others, those with respect to: (1) prohibiting discrimination and harassment in our workplace; (2) promoting a safe and healthy workplace; (3) protecting our employees' personal information; (4) offering our employees fair and competitive wages and benefits; and (5) complying with all applicable labor and employment laws, such as child labor and forced or compulsory labor laws. The Code of Ethics also includes numerous measures to help us identify, assess, prevent, mitigate, and, where appropriate remedy adverse human rights impacts. For example, it requires our employees, officers and directors to report to us any suspected violation of human rights or laws within our operations. In addition, it provides compliance guidelines and resources (including an anonymous 24/7, 365-day toll free hotline) for ensuring that effective mechanisms are in place for employees to express concerns or grievances as well as questions or uncertainty regarding ethical and human rights matters. Dollar General forbids retaliation against any employee based on the employee's good faith report of misconduct, participation in an investigation of misconduct or participation in a lawsuit against the Company or any person working for the Company. Our Code of Ethics also expressly provides

that we expect our suppliers to uphold our values and the standards it contains.

In addition, we have adopted a variety of other policies, compliance and training programs and communications initiatives designed to work together to reinforce a culture of ethical behavior. We encourage employees and vendors to share concerns openly and honestly, including on issues of human rights, and offer a wide variety of methods to do so.

We publish an annual Serving Others report which further reflects and describes our commitment to human rights and reports on certain of our human rights initiatives and our performance with respect to those initiatives.

Our annual _Serving Others_ report provides information about our corporate responsibility programs, including select metrics from the Sustainability Accounting Standards Board (SASB) standards for Consumer Goods—Multiline and Specialty Retailers, and identifies where our programs align with and support the United Nations Sustainable Development Goals (the "UN SDGs"). As disclosed in our most recent _Serving Others_ report (which is publicly available on our website), our policies and programs closely align with and support seven of the UN SDGs: (1) zero hunger; (2) quality education; (3) gender equality; (4) decent work and economic growth; (5) reduced inequalities; (6) responsible consumption and production; and (7) climate action.

As further disclosed in our most recent _Serving Others_ report, to refine our corporate responsibility priorities, we enlisted an independent third-party to conduct stakeholder interviews, media and other research and a review of current and pending legislation. The resulting insights helped us identify our priority areas, about which the report details our policies, practices and initiatives and how we assess our performance. For example, with respect to employee health, safety and wellbeing, we explain in the report that our employee health and safety system (a) is designed in accordance with ISO 45001, an internationally recognized standard for occupational health and safety, and (b) includes standardized policies and procedures, training, ongoing communication, employee engagement, recognition and accountability combined with monitoring and use of data analytics to drive preventative strategies and help evolve overall safety strategies and initiatives. We also provide in the report a five-year quantitative review of our performance with respect to certain safety metrics (incident rate, lost time rate and employee accident-free stores) by work location (stores and distribution centers). In addition, the report discloses factory audit metrics for the past year, including number of audits performed and the overall pass rate.

We proactively review and assess our performance with respect to human rights and make adjustments, as appropriate.

We proactively review and assess our performance with respect to human rights. In some cases, these reviews and assessments are a component of our human rights policies. For example, as described above, we use an independent third-party auditing firm to audit all facilities producing direct import merchandise for the Company to ensure compliance with our Human Rights Policy. When a factory does not receive a passing workplace assessment score, we work with them on a corrective action plan to become compliant or, if the audit reveals violation of our zero-tolerance policies, we terminate the relationship. Pursuant to our Code of Ethics, all employees are required to report to us any suspected violations of the Code or law, and we provide 24/7, 365-day toll free hotlines for employees to anonymously report such violations. It is our policy that such reports should be investigated promptly and that appropriate and timely remedial action is taken.

In addition, in 2023 the Company commissioned an independent, third-party audit of the impact of our policies and practices on the safety and well-being of our employees. We engaged an independent, national law firm with an extensive workplace safety practice to conduct the audit. The co-leaders of the firm's workplace safety practice led the audit, one of whom previously served as the Commonwealth of Virginia's Labor Commissioner and as the President of the National Association of Government Labor Officials, and the other of whom served as a trial attorney for the U.S. Department of Labor for more than a decade. In addition, the law firm retained the services of an independent safety consultant to assist in developing and conducting the audit.

During the course of the audit, which was overseen by our Board of Directors, the audit team, among other things: (1) reviewed a wide range of written and visual materials; (2) interviewed employees from across the Company and representing several functions (including store operations, supply and demand chain, human resources, asset protection, risk management, legal and investor relations, and included individuals ranging from store associates to store managers, district managers and regional directors, as well as director-level and officer-level employees); and (3) conducted select in-person site visits.

The audit team concluded that the Company has implemented and communicated appropriate workplace safety policies, programs, training, and standard operating procedures and has cultivated a culture of safety, which is supported by the number of accident-free stores and employees, as well as incident rates at or below industry averages for both our retail and distribution locations. The audit team further concluded that when followed, the Company's policies, programs and procedures should typically result in a workplace free from the sort of conditions that often had been cited in federal or state safety inspections. While the audit also revealed certain potential obstacles to compliance with these expectations, the audit team expressly noted that the Company has moved and continues to move aggressively to take corrective action with respect to these obstacles and those actions are making a difference. A copy of the audit report is publicly available on our website.

In 2024, we also implemented certain enhancements to our safety policies and procedures designed to strengthen compliance, enhance communication, and increase employee recognition and awareness of available resources. These enhancements are outlined in our most recent *Serving Others* report.

We believe that the issue of human rights is important and not static. We intend to continue to monitor issues that are relevant to our operations and, when appropriate, to make changes to our applicable policies and practices.

Conclusion

In summary, our Board of Directors opposes Proposal 5 because it believes that we already have comprehensive policies which reflect our commitment to human rights and address the essential objectives of Proposal 5 and adopting an additional policy is unnecessary, redundant, and not in the best interests of the Company or our shareholders.

 The Board of Directors unanimously recommends that shareholders vote **AGAINST** Proposal 5.

SHAREHOLDER PROPOSAL: **Publish a Food Waste Transparency Report** (ITEM 6 ON THE BALLOT)

Introduction and Board of Directors' Recommendation

The Accountability Board, Inc. (the "Proponent"), located at 401 Edgewater Place STE 600, Wakefield, MA 01880, has notified us that it intends to present the shareholder proposal set forth below ("Proposal 6") at the annual meeting. The Proponent has provided us with documentation indicating that it has been the beneficial owner of at least $15,000 in market value of our common stock for at least two years. Proposal 6 will be voted upon at the annual meeting if the Proponent or its qualified representative properly presents Proposal 6 at the annual meeting.

Dollar General is not responsible for the accuracy or content of Proposal 6, which is printed verbatim as received in accordance with SEC rules, and we have not endeavored to correct any typographical errors it may contain. Proposal 6 may contain assertions about Dollar General that we believe are incorrect, and we have not tried to refute all such inaccuracies in our response.



The Board of Directors unanimously recommends that shareholders vote **AGAINST** Proposal 6 for the reasons set forth in the Board's Statement in Opposition, which follows Proposal 6.

Shareholder Proposal

RESOLVED: Shareholders ask Dollar General to publish a food waste transparency report that discloses the types and quantities of food and beverages in its waste streams (including disposal methods) along with measurable, timebound food waste reduction targets.

DEAR FELLOW SHAREHOLDERS:

Reducing food waste positively impacts significant policy issues while also improving financial performance.

BlackRock says "[t]he need for solutions that...lower food waste and provide alternatives to scarce resources has never been greater." Institutional Shareholder services (ISS) calls food waste "a growing area of concern globally" that's "starting to be addressed by regulators." And Glass Lewis says it has "significant economic and environmental and social ramifications."

Indeed, the production of wasted food causes significant greenhouse gas emissions and consumes vast amounts of freshwater, fertilizer, cropland, and other resources.

Further, *Forbes* has reported that wasting food costs taxpayers billions of dollars and poses "an existential risk to grocery stores." Meanwhile, *reducing* food waste can save significant amounts of money.

In fact, the organization Champions 12.3—whose leadership includes Nestle's and Rabobank's CEOs and the U.N. Food & Agriculture Organization's Chief Economist—analyzed nearly 1,200 business sites (including retailers) across 17 countries and found 99% earned a positive return on investment through food waste reduction. Specifically, food retailers, hotels, and foodservice companies had ROI ratios between 5:1 and 10:1.

Against that backdrop, concerns arise about the company's food waste disclosures.

For example, the company's 2023 ESG report boasts that it "reduced our food waste footprint at over 3,800 stores." But what about its 16,000+ other stores?

Also, Dollar General's ESG reports cite some figures about expired dairy disposal (over 30,000 tons in 2022 and 2023 combined)—but don't disclose if that was *all* its dairy waste, or just the amount diverted from landfills. They provide some figures about organic waste from stores in California, Vermont, and one city in Texas being composted—but without disclosing if that's *all* the organic waste generated in those markets, let alone *any* such figures from other markets. And they describe sending millions of pounds of product to food banks—but without disclosing how much was left undonated.

Indeed, such selective disclosures fail to fully account for the types and quantities of all the company's food waste. So, while shareholders know some limited diversion totals, we're in the dark as to how much food waste the company generates, or what proportion of that total its disclosed diversions represent.

Furthermore, Dollar General also hasn't disclosed measurable food waste reduction targets—which is especially troubling given its recent "goal of offering fresh produce in 10,000 stores over the next few years."

Thus, while we recognize the limited data and disposal efforts disclosed to date—and that food waste has been reduced at about 20% of stores—we believe disclosure of overall food waste totals and measurable reduction targets could significantly advance the company's management and oversight of this highly consequential matter. Thank you.

Board of Directors' Statement in Opposition to Proposal 6

Our Board of Directors has carefully considered Proposal 6 and, for the reasons outlined below, believes that Proposal 6 would not meaningfully enhance our ongoing sustainability efforts and is unnecessary and not in the best interests of the Company or our shareholders. Accordingly, our Board unanimously recommends that shareholders vote **AGAINST** Proposal 6.

As demonstrated by our wide-ranging sustainability policies, programs, initiatives and disclosures, we are committed to sustainable operations that effectively drive value for shareholders while balancing operational, customer, community and environmental needs.

As we work to advance our sustainability efforts, we thoughtfully consider strategies that reduce our environmental footprint, preserve natural resources, ensure the vibrancy of our communities, maximize the impact of our sustainability efforts and take operational and customer needs into account. Based on these considerations, we focus our current sustainability efforts on: (1) reducing greenhouse gas emissions; (2) energy efficiency and conservation; (3) fuel efficiency; (4) distribution center efficiency; and (5) waste reduction and recycling. In each of these focus areas, we have implemented wide-ranging policies, programs and initiatives to advance our sustainability efforts. In our annual *Serving Others* report, which is publicly available on our website, we report on these policies, programs and initiatives and publish related performance data.

As noted above, waste reduction and recycling is one of the principal focus areas of our sustainability program. Based on the nature and scope of our business as a discount retailer with stores in 48 states and Mexico and our goal of maximizing the return on our sustainability efforts, we have implemented robust recycling initiatives dedicated to minimizing waste. For example, during 2024, we recycled more than 2,000 tons of plastic, 274,000 tons of cardboard, 485 tons of paper and 6.7 million pallets, which, along with our efficiency efforts generally, saved the equivalent of approximately 1.9 billion gallons of water, 2.5 billion kWh of energy and 2.6 million barrels of oil. We prioritize these waste reduction metrics because of their significance to our business operations and the considerable return they deliver on our sustainability efforts.

The report requested by the Proponent would not provide value commensurate with the cost of its preparation.

We appreciate the Proponent's concern for the reduction of food waste. As disclosed in our annual *Serving Others* report, we have implemented several programs to reduce the quantity of our food waste, including (1) donating food and beverages from our stores and distribution centers to food banks; (2) composting organic waste from our stores in Vermont, California and Austin, Texas; (3) transforming unused dairy by donating milk to food banks, transferring expired dairy to producers of animal feed, and repurposing expired dairy in a waste-to-energy process; and (4) carefully managing our store inventory levels to maximize sales and minimize unsold perishables. In addition, for several years, we have made financial contributions to Feeding America, the largest charity working to end hunger in the United States. Our partnership with Feeding America has been thoughtfully designed to not only provide financial support to help strengthen their distribution model, but also to support capacity-building grants for local food banks in high need markets within our food recovery footprint.

Unlike grocery store and restaurants, the significant majority of the stock keeping units ("SKUs") in our inventory are non-perishable goods and therefore do not contribute to food waste. Nonetheless, because of our overall commitment to sustainability and the environment, we have undertaken the actions referenced above to reduce our food waste. We expect to continue to carefully manage our operations and seek to reduce our food waste, where appropriate, in a manner aligned with the scale of our food and beverage-related operations and the associated risks to our business.

We report on our food waste reduction initiatives and performance in our annual *Serving Others* report. The preparation of the additional report requested by the Proponent would require significant resources, including a material amount of management time, effort and expense, without providing meaningful additional information or value that is commensurate with the cost of preparing the report. We believe that our current level of reporting is appropriate and provides meaningful transparency without imposing unnecessary costs. We further believe that our resources are better allocated to those areas that can drive a greater environmental and operational impact across our business.

Conclusion

In summary, our Board of Directors opposes Proposal 6 because it believes that, given the relatively small proportion of our perishable food and beverage SKUs, our ongoing sustainability priorities and disclosures, and the substantial resources required to prepare the report requested by the Proponent, the requested report would not meaningfully add to our sustainability efforts, and, therefore, is unnecessary and not in the best interests of the Company or our shareholders.



The Board of Directors unanimously recommends that shareholders vote **AGAINST** Proposal 6.

SHAREHOLDER PROPOSAL: **Publish a Report on Employee Access to Timely, Quality Healthcare** (ITEM 7 ON THE BALLOT)

Introduction and Board of Directors' Recommendation

As You Sow, located at 2020 Milvia Street, Suite 500, Berkeley, CA 94704, on behalf of Longview LargeCap 500 Index Fund (the "Proponent"), has notified us that it intends to present the shareholder proposal set forth below ("Proposal 7") at the annual meeting. The Proponent has provided us with documentation indicating that it has been the beneficial owner of at least $25,000 in market value of our common stock for at least one year. Proposal 7 will be voted upon at the annual meeting if the Proponent or its qualified representative properly presents Proposal 7 at the annual meeting.

Dollar General is not responsible for the accuracy or content of Proposal 7, which is printed verbatim as received in accordance with SEC rules, and we have not endeavored to correct any typographical errors it may contain. Proposal 7 may contain assertions about Dollar General that we believe are incorrect, and we have not tried to refute all such inaccuracies in our response.



AGAINST The Board of Directors unanimously recommends that shareholders vote **AGAINST** Proposal 7 for the reasons set forth in the Board's Statement in Opposition, which follows Proposal 7.

Shareholder Proposal

WHEREAS: Employees' productivity and performance are linked to their health and wellness.[1] Employees struggling with illness or medical-related stress are less able to perform well. Poor employee healthcare access may undermine Dollar General's operations and slow the implementation of its growth strategy.

Compared to other high-income nations, Americans have the lowest life expectancy, the highest death rates from avoidable causes and treatable conditions, and the highest rates of people with multiple chronic conditions.[2] According to a 2024 survey, 48% of insured adults worry about affording their monthly health insurance premium, and 21% still view costs as a barrier to getting the health care they need.[3]

Dollar General operates more than 20,000 stores nationwide, 76% in states where abortion is illegal or highly restricted, including Tennessee, where Dollar General is headquartered. These additional restrictions in access to healthcare have been linked to increased maternal mortality and morbidity, alongside reduced access to all forms of care.[4]

A survey published in February 2023 found that 76% of more than 2,000 current and future physicians, regardless of specialization, would not apply to work or train in states with abortion restrictions. For women's health, the impact is greater; after Idaho's abortion ban took effect, nearly 20% of its obstetricians left the state and two hospitals closed their obstetrics programs.[5] In 2023, states with abortion bans saw a decline of 10.5% of medical school seniors applying for OB-GYN residency.[6]

Dollar General's workforce is 66% female[7]. Potential harms to Dollar General from state-specific healthcare access restrictions include: amplified challenges in recruiting and retaining employees, higher employee mortality and health challenges, and higher healthcare costs for employees and the company. The need to ensure its employees are well cared for is amplified as Dollar General considers offering healthcare services.[8]

It is best practice for companies to affirm that they are surveying or actively tracking the sufficiency of health care that employees have access to, including employees' sentiment on the timeliness, breadth, and quality of this care. Employee-focused employers are closely monitoring and responding to their employees' reduced healthcare access and healthcare quality.

RESOLVED: Shareholders request that the Board of Directors issue a public report, omitting confidential information and at reasonable expense, on the sufficiency of employees' access to timely, quality healthcare, and discussing the Company's strategy to ameliorate any insufficiencies identified.

SUPPORTING STATEMENT: Proponent suggests this analysis includes consideration of strategies beyond legal compliance that the company may deploy to minimize or mitigate the risks associated with the lack of access to quality healthcare.

---

[1] https://www.shrm.org/resourcesandtools/hr-topics/benefits/pages/wellness-productivity-link-.aspx

[2] https://www.commonwealthfund.org/publications/issue-briefs/2023/jan/us-health-care-global-perspective-2022

[3] https://www.kff.org/health-costs/issue-brief/americans-challenges-with-health-care-costs

[4] https://www.hrw.org/news/2023/04/18/human-rights-crisis-abortion-united-states-after-dobbs

[5] https://apnews.com/article/idaho-abortion-ban-doctors-leaving-f34e901599f5eabed56ae96599c0e5c2

[6] https://kffhealthnews.org/news/article/analysis-pro-life-movement-abortion-maternal-health-healthbent-column/

[7] https://brand-studio.fortune.com/dollar-general/how-dollar-generals-investment-in-female-talent-pays-dividends-now-and-in-the-future/
?prx_t=YHEIAAAAAjQ8RA

[8] https://www.businesswire.com/news/home/20220728005304/en/Dollar-General-Announces-Healthcare-Advisory-Panel

Board of Directors' Statement in Opposition to Proposal 7

Our Board of Directors has carefully considered Proposal 7 and, for the reasons outlined below, believes that Proposal 7 would not provide meaningful value and is unnecessary and not in the best interests of the Company or our shareholders. Accordingly, our Board unanimously recommends that shareholders vote **AGAINST** Proposal 7.

As part of our efforts to attract and retain our over 195,000 employees, Dollar General invests significantly in the health and well-being of our employees and offers many channels for employee feedback and concerns.

We believe our employees are our greatest asset, and their success is important to us. We know that our future growth and performance and positive customer experience depend on our ability to attract, develop, retain and motivate qualified employees. The value that we place on our employees is evident among our core values—"Providing employees the opportunity for growth and development"—and our key operating priorities—"Investing in the growth and development of our teams."

We offer a variety of market competitive health and wellness programs to help our employees lead healthy lives at work and home. While eligibility and benefit levels vary by program, these offerings include, among others: medical; prescription; telemedicine; dental; vision; flexible spending accounts; health savings accounts; disability insurance; healthy lifestyle and disease management programs; centers of excellence surgery offerings; access to private counseling sessions and unlimited access to free online resources for a wide range of topics; health and wellness-related webinars; and our Better Life Wellness Program, which is designed to encourage a healthy lifestyle and overall physical and behavioral well-being and offers a variety of resources that include access to certified counselors and health assessments to better understand how lifestyle habits can impact overall health.

We regularly evaluate and update our benefits programs to ensure that they remain competitive both in terms of coverage and offerings as well as cost to the Company and our employees. For example, in 2024, we completed a formal request for proposal for medical and prescription services, which confirmed that, in the current marketplace, our incumbent health plan's broad medical network continues to be a good fit for our current footprint.

While we offer an expansive set of benefits, whether to obtain any treatment or procedure is appropriately the sole decision of the employee and the employee's healthcare providers, and for purposes of determining coverage under our medical plan, by the administering insurance company. Plan participants who receive a claims denial by the administrator have the right to appeal the decision to request an independent review and determination, in accordance with federal laws.

Employee feedback, including feedback related to our compensation and benefit offerings, is critical to helping us remain an employer of choice. We utilize multiple communication platforms to engage our teams and solicit employee feedback and concerns, including in-person and virtual CEO-led town halls, leader-led listening sessions, engagement surveys, communication boards, training programs, regional and national leadership meetings, and our open-door policy, which includes the ability to provide feedback anonymously through a toll-free hotline.

Proposal 7 would impose unnecessary and inappropriate burdens on Dollar General without any meaningful value to our employees or shareholders.

The scope of the requested report is overly broad and burdensome, suggesting that we undertake an analysis of, and report on, matters associated with broader public healthcare policy. This undertaking would require substantial resources above those that we already devote to providing a comprehensive and competitive benefits package and would not provide us with actionable information beyond that which we already solicit through the multiple mechanisms in place to solicit employee feedback and concerns.

Further, human capital management is a component of our Board of Directors' existing risk management practices. The CHCM Committee oversees significant matters pertaining to our human capital management strategy, including recruitment, retention and engagement of employees, overall compensation philosophy and principles for the general employee population, and our overall benefits programs. We believe that this governance structure is sufficient and well-equipped to evaluate any potential risks highlighted in Proposal 7, without undertaking additional inquiries or reporting, particularly on policy issues that are beyond our control.

Given our commitment to hiring and retaining qualified employees and offering market competitive and comprehensive health benefits, along with well-established Board oversight regarding these matters and the many communication channels in place for employees to provide feedback and concerns, we do not believe that the requested report would provide meaningful value to our employees or shareholders or that the cost of creating and publishing the requested report would be an effective use of Company resources.

Conclusion

In summary, our Board of Directors opposes Proposal 7 because it believes that the report would not provide meaningful value, and, therefore, is unnecessary and not in the best interests of the Company or our shareholders.



The Board of Directors unanimously recommends that shareholders vote **AGAINST** Proposal 7.

SHAREHOLDER PROPOSALS FOR 2026 ANNUAL MEETING

All shareholder proposals and notices discussed below must be mailed to Corporate Secretary, Dollar General Corporation, 100 Mission Ridge, Goodlettsville, Tennessee 37072. Shareholder proposals and director nominations that are not included in our proxy materials will not be considered at any annual meeting of shareholders unless such proposals or nominations have complied with the requirements of our Bylaws.

Shareholder Proposals

To be considered for inclusion in our proxy materials relating to the 2026 annual meeting of shareholders (the "2026 Annual Meeting"), eligible shareholders must submit proposals that comply with Rule 14a-8 under the Exchange Act and other relevant SEC regulations for our receipt by December 9, 2025.

New Business at 2026 Annual Meeting

To introduce new business outside of the Rule 14a-8 process or to nominate directors (other than a proxy access nomination, which is described below) at the 2026 Annual Meeting, or to recommend a candidate for our NGCR Committee's consideration, you must deliver written notice to us, including the information required by Rule 14a-19 under the Exchange Act, if applicable, no earlier than the close of business on January 29, 2026, and no later than the

close of business on February 28, 2026, and comply with the advance notice provisions of our Bylaws. If we do not receive a properly submitted proposal by February 28, 2026, then the proxies held by our management may provide the discretion to vote against such proposal even though the proposal is not discussed in our proxy materials sent in connection with the 2026 Annual Meeting.

Proxy Access

Our Bylaws contain proxy access provisions that permit a shareholder, or a group of up to 20 shareholders, owning 3% or more of our stock continuously for at least three years, to nominate and include in our proxy materials candidates for election as directors. Such shareholder or group may nominate up to 20% of our Board, provided that the shareholder or group and the nominee(s) satisfy the requirements specified in our Bylaws. In order to be properly brought before our 2026 Annual Meeting, an eligible shareholder's notice of nomination of a director candidate pursuant to the proxy access provisions of our Bylaws must be received by us no earlier than the close of business on November 9, 2025, and no later than the close of business on December 9, 2025, and comply with the other relevant provisions of our Bylaws pertaining to proxy access nominees.

DOLLAR GENERAL®

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended January 31, 2025, or

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from _____ to _____

Commission file number: 001-11421

DOLLAR GENERAL CORPORATION
(Exact name of registrant as specified in its charter)

TENNESSEE	**61-0502302**
(State or other jurisdiction of	*(I.R.S. Employer*
incorporation or organization)	*Identification No.)*

100 MISSION RIDGE
GOODLETTSVILLE, TN 37072
(Address of principal executive offices, zip code)

Registrant's telephone number, including area code: **(615) 855-4000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.875 per share	DG	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒   No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐   No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒   No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒   No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒   Accelerated filer ☐
Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐   No ☒

The aggregate market value of the registrant's common stock outstanding and held by non-affiliates as of August 2, 2024 was $17.8 billion calculated using the closing market price of the registrant's common stock as reported on the NYSE on such date ($121.59). For this purpose, directors, executive officers and greater than 10% record shareholders are considered the affiliates of the registrant.

The registrant had 219,947,078 shares of common stock outstanding as of March 19, 2025.

DOCUMENTS INCORPORATED BY REFERENCE

Certain of the information required in Part III of this Form 10-K is incorporated by reference to the registrant's definitive proxy statement to be filed for the Annual Meeting of Shareholders to be held on May 29, 2025.

INTRODUCTION

General

This report contains references to years 2025, 2024, 2023, and 2022, which represent fiscal years ending or ended January 30, 2026, January 31, 2025, February 2, 2024 and February 3, 2023, respectively. Our fiscal year ends on the Friday closest to January 31. Our 2022 fiscal year consisted of 53 weeks, while each of the remaining years listed consists of 52 weeks. All of the discussion and analysis in this report should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and related notes.

Solely for convenience, our trademarks and tradenames may appear in this report without the ® or TM symbol which is not intended to indicate that we will not assert, to the fullest extent under applicable law, our rights or the right to these trademarks and tradenames.

Cautionary Disclosure Regarding Forward-Looking Statements

We include "forward-looking statements" within the meaning of the federal securities laws, including the Private Securities Litigation Reform Act, throughout this report, particularly under the headings "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Part II, Item 7, and "Note 7 – Commitments and Contingencies" included in Part II, Item 8, among others. You can identify these statements because they are not limited to historical fact or they use words such as "accelerate," "aim," "anticipate," "assume," "believe," "can," "committed," "continue," "could," "drive," "estimate," "expect," "focused on," "forecast," "future," "goal," "intend," "likely," "long-term," "may," "objective," "ongoing," "opportunity," "over time," "plan," "position," "potential," "predict," "project," "prospect," "scheduled," "seek," "should," "strive," "subject to," "uncertain," "will" or "would" and similar expressions that concern our strategies, plans, initiatives, intentions, outlook or beliefs about future occurrences or results. For example, all statements relating to, among others, the following are forward-looking statements:

- our projections and expectations regarding expenditures, costs, cash flows, results of operations, financial condition and liquidity;
- our expectations regarding economic and competitive market conditions;
- our plans, objectives, and expectations regarding future operations, growth, investments and initiatives, including but not limited to our real estate, store growth and international expansion plans, store closures, store remodels (including Project Elevate), store formats or concepts, shrink and damages reduction actions, inventory reduction efforts, and anticipated progress and impact of our strategic initiatives (including but not limited to our digital initiatives, DG Media Network, and pOpshelf) and our merchandising, margin enhancing, distribution/transportation efficiency (including but not limited to self-distribution), store manager turnover reduction and other initiatives;
- expectations regarding sales and mix of consumable and non-consumable products, customer traffic, basket size, shrink, damages and inventory levels;
- expectations regarding inflationary and labor pressures;
- expectations regarding cash dividends and stock repurchases;
- anticipated borrowing under our credit agreement and our commercial paper program;
- potential impact of legal or regulatory changes or governmental assistance or stimulus programs and our responses thereto, including without limitation potential further federal, state and/or local minimum wage increases or changes to salary levels, as well as changes to certain government assistance programs, such as Supplemental Nutrition Assistance Program ("SNAP") benefits, unemployment benefits, and economic stimulus payments; and
- expected outcome or effect of pending or threatened legal disputes, governmental actions, litigation or audits.

Forward-looking statements are subject to risks, uncertainties and other factors that may change at any time and may cause our actual results to differ materially from those that we expected. We derive many of these statements from our operating budgets and forecasts as of the date of this document, which are based on many detailed assumptions that we believe are reasonable. However, it is very difficult to predict the effect of known factors on future results, and we cannot anticipate all factors that could affect future results that may be important to you.

Important factors that could cause actual results to differ materially from the expectations expressed in or implied by our forward-looking statements are disclosed under "Risk Factors" in Part I, Item 1A and elsewhere in this document (including, without limitation, in conjunction with the forward-looking statements themselves and under the heading "Critical Accounting Policies and Estimates"). All forward-looking statements are qualified in their entirety by these and other cautionary statements that we make from time to time in our other Securities and Exchange Commission filings and public communications. You should evaluate forward-looking statements in the context of these risks and uncertainties and are cautioned to not place undue reliance on such forward-looking statements. We caution you that these factors may not contain all of the factors that are important to you. We cannot assure you that we will realize the results, performance or developments we expect or anticipate or, even if substantially realized, that they will result in the consequences or affect us or our operations in the way we expect. The forward-looking statements in this report are made only as of the date hereof. We undertake no obligation, and specifically disclaim any duty, to update or revise any forward-looking statement as a result of new information, future events or circumstances, or otherwise, except as otherwise required by law.

You should also be aware that while we do, from time to time, communicate with securities analysts and others, it is against our policy to disclose to them any material, nonpublic information or other confidential commercial information. Accordingly, shareholders should not assume that we agree with any statement or report issued by any securities analyst regardless of the content of the statement or report. Furthermore, we have a policy against confirming any projections, forecasts or opinions issued by others. Thus, to the extent that reports issued by securities analysts contain any projections, forecasts or opinions, such reports are not our responsibility.

ITEM 1. BUSINESS

General

We are the largest discount retailer in the United States by number of stores, with 20,662 stores located in 48 U.S. states and Mexico as of February 28, 2025, with the greatest concentration of stores in the southern, southwestern, midwestern and eastern United States. Our first stores in Mexico opened in 2023. We offer a broad selection of merchandise, including consumable items, seasonal items, home products and apparel. Our merchandise includes national brands from leading manufacturers, as well as our own private brand selections with prices at substantial discounts to national brands. We offer our customers these national brand and private brand products at everyday low prices (typically $10 or less) in our convenient small-box locations.

Our History

J.L. Turner founded our Company in 1939 as J.L. Turner and Son, Wholesale. We were incorporated as a Kentucky corporation under the name J.L. Turner & Son, Inc. in 1955, when we opened our first Dollar General store. We changed our name to Dollar General Corporation in 1968 and reincorporated in 1998 as a Tennessee corporation. Our common stock was publicly traded from 1968 until July 2007, when we merged with an entity controlled by investment funds affiliated with Kohlberg Kravis Roberts & Co. L.P., or KKR. In November 2009 our common stock again became publicly traded on the New York Stock Exchange under the symbol "DG", and in December 2013 the entity controlled by investment funds affiliated with KKR sold its remaining shares of our common stock.

Our Business Model

Our long history of profitable growth is founded on a commitment to a relatively simple business model: providing a broad base of customers with their basic everyday and household needs, supplemented with a variety of general merchandise items, at everyday low prices in conveniently located, small-box stores. We continually evaluate the needs and demands of our customers and modify our merchandise selections and pricing accordingly, while remaining focused on increasing profitability, cash generation and returns for our shareholders.

Our long-term operating priorities are: 1) driving profitable sales growth, 2) capturing growth opportunities, 3) enhancing our position as a low-cost operator, and 4) investing in the growth and development of our teams. For more information on these operating priorities, see the "Executive Overview" section of Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report.

We have achieved positive same-store sales growth each year since 1990, with the exception of 2021 which followed unusually high sales results in 2020 during the height of the COVID pandemic. We believe that this consistent growth over many years, which has taken place in a variety of economic conditions, is a result of our compelling value and convenience proposition, although no assurances can be given that we will achieve positive same-store sales growth in any given year.

Compelling Value and Convenience Proposition. Our ability to deliver highly competitive prices in convenient locations and our easy "in and out" shopping format create a compelling shopping experience that we believe distinguishes us from other discount retailers as well as convenience, drug, grocery, online and mass merchant retailers. Our slogan "Save time. Save money. Every day!"® summarizes our appeal to customers. We believe our ability to effectively deliver both value and convenience allows us to succeed in small markets with limited shopping alternatives, as well as in larger and more competitive markets. Our value and convenience proposition is evidenced by the following attributes of our business model:

- *Everyday Low Prices on Quality Merchandise.* Our research indicates that we offer a price advantage over most food and drug retailers and that our prices are competitive with even the largest discount retailers. Our ability to offer everyday low prices on quality merchandise is supported by our low-cost operating approach and our strategy to maintain a limited number of items per merchandise category, which we believe helps us maintain strong purchasing power. We offer nationally advertised brands at these everyday low prices in addition to offering our own private brands, often at substantially lower prices.

- *Convenient Locations.* Our stores are conveniently located in a variety of rural, suburban and urban communities. We seek to locate our stores in close proximity to our customers, which helps drive customer loyalty and trip frequency and makes us an attractive alternative to large discount and other large-box retail and grocery stores.

- *Time-Saving Shopping Experience.* We strive to provide customers with a highly convenient, easy to navigate shopping experience. Our small-box stores are designed to make it easier to get in and out quickly, and our digital tools and offerings help drive even greater convenience and additional access points. Our product offering includes most necessities, such as basic packaged and refrigerated or frozen food products, dairy products, cleaning supplies, paper products, health and beauty care items, greeting cards and other stationery items, basic apparel, housewares, hardware and automotive supplies, among others. Our convenient hours and broad merchandise offering allow our customers to fulfill their requirements for basic goods and minimize their need to shop elsewhere.

Substantial Growth Opportunities. We believe we have substantial long-term growth potential in the U.S., and we have identified significant opportunities to add new Dollar General stores in both existing and new markets. In addition, we have opportunities to relocate, remodel or convert locations within our existing store base to better serve our customers. Our attractive store economics, including a relatively low initial investment and simple, low-cost operating approach, and our variety of store formats have allowed us to grow our store base to current levels and provide us significant opportunities to continue our profitable store growth strategy. We recently made the decision to close 45 pOpshelf stores, our unique small-box retail concept that focuses primarily on non-consumables, and to convert an additional six pOpshelf stores to Dollar General stores, and we have paused expansion of this concept while we evaluate and evolve its go-forward strategy and performance. We have also identified international expansion, with an initial focus on Mexico, as an opportunity for growth. We opened our first Mi Súper Dollar General stores in Mexico in 2023 and believe there is additional growth potential in Mexico in the years ahead.

Our Merchandise

We offer a focused assortment of everyday necessities, which we believe helps to drive frequent customer visits, and key items in a broad range of general merchandise categories. Our product assortment provides the opportunity for our customers to address most of their basic shopping needs with one trip. We offer a wide selection of nationally advertised brands from leading manufacturers. Additionally, our private brand products offer even greater value with options to purchase both products that are of comparable quality to national brands as well as opening price point items, each often at substantial discounts to the national brands.

Consumables is our largest merchandise category and includes paper and cleaning products (such as paper towels, bath tissue, paper dinnerware, trash and storage bags, disinfectants, and laundry); packaged food (such as cereals, pasta, canned soups, canned meats, fruits and vegetables, condiments, spices, sugar and flour); perishables (such as milk, eggs, bread, refrigerated and frozen food, beer, wine and produce); snacks (such as candy, cookies, crackers, salty snacks and carbonated beverages); health and beauty (such as over-the-counter medicines and personal care products including soap, body wash, shampoo, cosmetics, dental hygiene and foot care products); pet (such as pet supplies and pet food); and tobacco products.

Seasonal products include holiday items, toys, batteries, small electronics, greeting cards, stationery, prepaid phones and accessories, gardening supplies, hardware, automotive and home office supplies.

Home products include kitchen supplies, cookware, small appliances, light bulbs, storage containers, frames, candles, craft supplies and kitchen, bed and bath soft goods.

Apparel includes basic items for infants, toddlers, girls, boys, women and men, as well as socks, underwear, disposable diapers, shoes and accessories.

The percentage of net sales of each of our four categories of merchandise for the fiscal years indicated below was as follows:

	2024	2023	2022
Consumables	82.2 %	81.0 %	79.7 %
Seasonal	10.0 %	10.6 %	11.0 %
Home products	5.1 %	5.6 %	6.2 %
Apparel	2.7 %	2.8 %	3.1 %

Our seasonal and home products categories typically account for the highest gross profit margins, and the consumables category typically accounts for the lowest gross profit margin.

The Dollar General Store

The typical Dollar General store staff includes a store manager, one or more assistant store managers, and three or more sales associates. Our stores generally feature a low-cost, no frills building with limited capital requirements, a low operating cost approach, and a focused merchandise offering within a broad range of categories, allowing us to deliver competitive retail prices while generating strong cash flows and capital investment returns. Our stores currently average approximately 7,500 square feet of selling space, and approximately 80% of our stores are located in towns of 20,000 or fewer people. Our primary new store format currently averages selling space of approximately 8,500 square feet. We generally have had good success in locating suitable store sites in the past, and we believe that there is ample opportunity for new store growth in existing and new markets. In addition, we believe we have significant opportunities available for our relocation and remodel programs.

Our store growth over the past three years is summarized in the following table:

Year	Stores at Beginning of Year	Stores Opened	Stores Closed	Net Store Increase	Stores at End of Year
2022	18,130	1,039	65	974	19,104
2023	19,104	987	105	882	19,986
2024	19,986	725	117	608	20,594

Our Customers

Our customers seek value and convenience. Depending on their financial situation and geographic proximity, customers' reliance on Dollar General varies from fill-in shopping, to making periodic trips to stock up on household items, to making weekly or more frequent trips to meet most essential needs. We generally locate our stores and plan our merchandise selections to best serve the needs of our core customers, the low and fixed income households often underserved by other retailers (including grocers), and we are focused on helping them make the most of their spending dollars. At the same time, however, Dollar General shoppers from a wide range of income brackets and life stages appreciate our quality merchandise as well as our attractive value and convenience proposition.

Our Suppliers

We purchase merchandise from a wide variety of suppliers and maintain direct buying relationships with many producers of national brand merchandise. Despite our broad offering, we maintain a relatively limited number of items per category, which supports our low average cost. Our two largest suppliers accounted for approximately

11% and 8%, respectively, of our purchases in 2024. Our private brands come from a wide variety of suppliers. We directly imported approximately 4% of our purchases at cost in 2024.

Distribution and Transportation

Our stores are currently supported by distribution centers for frozen, refrigerated and non-refrigerated merchandise located strategically throughout our geographic footprint. In addition to our traditional distribution centers, we operate multiple temperature-controlled distribution facilities in support of our self-distribution of frozen and refrigerated goods, such as dairy, deli and frozen products. We lease additional temporary warehouse space as necessary to support our distribution needs. We regularly analyze and rebalance the distribution network with a goal of ensuring that it remains efficient and provides the service levels our stores require. See "—Properties" below for additional information pertaining to our distribution centers.

Most of our merchandise flows through our distribution centers and is delivered to our stores by our private fleet and by third-party trucking firms, utilizing our trailers. In addition, vendors or third-party distributors deliver or ship certain food items and other merchandise directly to our stores.

Seasonality

The nature of our business is somewhat seasonal. Generally, our operating profit is greater in the fourth quarter, which includes the Christmas selling season, as compared with operating profit in each of the first three quarters of our fiscal year. In addition, our quarterly results can be affected by the timing of certain holidays, new store openings, remodels, relocations, store closings, and weather patterns. See "Item 7. Management's Discussion & Analysis of Financial Condition and Results of Operation" for further discussion of seasonality.

Our Competition

We operate in the basic discount consumer goods market, which is highly competitive with respect to price, customers, store location, merchandise quality, assortment and presentation, service offerings, in-stock consistency, customer service, promotional activity, employees, and market share. We compete with discount stores and many other retailers, including mass merchandise, warehouse club, grocery, drug, convenience, variety, online, and certain specialty stores. These other retail companies operate stores in many of the areas where we operate, and many of them engage in extensive advertising and marketing efforts. Our direct competitors include Family Dollar, Dollar Tree, and various local, independent operators, as well as Walmart, Target, Kroger, Aldi, Costco, Sams Club, BJ's Wholesale Club, Walgreens, CVS, and Rite Aid, among others. Certain of our competitors have greater financial, distribution, marketing and other resources than we do and may be able to secure better arrangements from suppliers than we can. Competition is intense and we believe it will continue to be so, with certain competitors reducing their store locations while others move into or increase their presence in our geographic and product markets and increase the availability of mobile, web-based and other digital technology to facilitate a more convenient and competitive online and in-store customer shopping experience.

We believe that we differentiate ourselves from other forms of retailing by offering competitive prices in a convenient, small-store format. We are able to maintain competitive prices due in part to our low-cost operating approach and the relatively limited assortment of products offered. Purchasing large volumes of merchandise within our focused assortment in each merchandise category allows us to keep our average product costs low, contributing to our ability to offer competitive everyday prices to our customers. See "Item 1A. Risk Factors" for further discussion of our competitive situation.

Our Intellectual Property

We own marks that are registered with the United States Patent and Trademark Office and are protected under applicable intellectual property laws, including, without limitation, Dollar General®, DG®, Clover Valley®, trueliving®, pOpshelf®, and Mi Super Dollar General® along with variations and formatives of these trademarks. We attempt to obtain registration of our trademarks whenever practicable and to pursue vigorously any infringement of those marks. Our trademark registrations have various expiration dates; however, assuming that the trademark registrations are properly renewed, they have a perpetual duration. We also hold an exclusive license to the Rexall brand through at least March 5, 2032.

Human Capital Resources

At Dollar General, a foundational element in how we operate is exemplified in our fourth operating priority – Investing in the growth and development of our teams. Building on our core value of respecting the dignity and differences of others, our goal is to create a work environment where each employee is encouraged and empowered to bring their unique perspective and voice to work each day. Based on a talent philosophy of "Attract, Develop, and Retain", whether an individual works in a store, a distribution center, our store support center or our international offices, over the last 85+ years, we have helped millions of individuals start and progress in their careers, providing employees with numerous opportunities to gain new skills and develop their talents, supported by our award-winning training and development programs.

Attract

We seek to provide market competitive compensation and benefits packages that attract talent to the organization and then retain and incent employees for performance. Although eligibility for and the level of benefits vary depending on the employee's full-time or part-time status, compensation level, date of hire, and/or length of service, the broad range of benefits we provide or make available may include: medical, prescription, telemedicine, dental and vision plans; flexible spending accounts; disability insurance; 401(k) plan; paid vacation; employee assistance programs with access to legal assistance and counseling; healthy lifestyle and disease management programs; education assistance benefits; parental leave; adoption assistance; service award recognition; and a broad range of discounts for other products and services. To help measure the success of our overall employee compensation and benefits programs, we monitor employee applicant flow and staffing levels across the organization, as well as employee turnover, particularly at the store manager level. In addition, we conduct regular employee surveys to assess engagement and identify opportunities for improvement.

Develop

As a testament to our employee development efforts, we were inducted into Training magazine's Hall of Fame, following two consecutive years as the magazine's top training and development program and rounding out 10 consecutive years among its Top 100 list. In 2024, we estimate we invested over four million training hours in our employees to promote their education and development.

We enhance our development programs each year based on the current needs of our employees and the business. We offer a variety of differentiated programs, including mentorship, cohorts, and leader-led and experiential opportunities to ensure there is a path of development for all employees.

Our internal placement rate helps us measure the success of our development programs. As of February 28, 2025, we employed approximately 194,200 full-time and part-time employees, including divisional and regional managers, district managers, store managers, other store employees, and distribution center, fleet and administrative employees. As of the end of 2024, more than 70% of store managers and thousands of additional employees, including the majority of our senior leadership, have been placed from within our organization.

Retain

We strive to create an environment where our employees feel respected, safe, empowered, and valued. We regularly monitor retention and engagement levels across the organization through a variety of means, working to understand what is important to our employees and how we can best continue to meet their evolving needs.

Compliance with Governmental Regulations

Our operations are subject to the applicable federal, state, local and foreign laws, rules, and regulations of the jurisdictions in which we operate or conduct business. These laws, rules and regulations relate to, among other things, the sale of products, including without limitation, product and food safety, marketing and labeling; information security and privacy; labor and employment; employee wages and benefits; health and safety; real property; public accommodations; anti-bribery; financial reporting and disclosure, including disclosures related to environmental, social and governance matters; pricing; antitrust and fair competition; anti-money laundering; distribution; transportation; imports and customs; intellectual property; taxes; and environmental compliance.

We routinely incur significant compliance-related costs, both direct and indirect, including those related to store standards and labor. Although we may incur additional material compliance-related costs in the future, to date, other than the expenses referenced above, compliance with these laws, rules and regulations has not had a material effect on our capital expenditures, earnings or competitive position. Many of our entry-level store employees are paid at rates in line with the applicable state minimum wage, and consequently, in certain situations, increases to such wage rates have increased our labor costs. If federal, state and/or local minimum wage rates/salary levels were to further increase significantly and/or rapidly, compliance with such increases could adversely affect our earnings. Additionally, if significant changes in the federal, state or foreign corporate tax rates occur in the future, such change could adversely affect our overall effective tax rate and earnings. See "Item 1A. Risk Factors" for additional information regarding government regulations that could impact our business.

Available Information

Our Internet website address is www.dollargeneral.com. The information on our website is not incorporated by reference into, and is not a part of, this Form 10-K. We file with or furnish to the Securities and Exchange Commission (the "SEC") annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and any amendments to those reports, as well as proxy statements and annual reports to shareholders, and, from time to time, registration statements and other documents pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These documents are available free of charge to investors on or through the Investor Information section of our website (https://investor.dollargeneral.com) as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. The SEC also maintains an internet site that contains reports, proxy and information statements and other information regarding issuers, such as Dollar General, that file electronically with the SEC. The address of that website is http://www.sec.gov.

ITEM 1A. RISK FACTORS

Investment in our Company involves risks. You should carefully consider the risks described below and the other information in this report and other filings that we make from time to time with the SEC, including our consolidated financial statements and accompanying notes. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or liquidity. These risks are not the only risks we face. Our business, financial condition, results of operations or liquidity could also be adversely affected by additional factors that apply to all companies generally or by risks not currently known to us or that we currently view to be immaterial. We can provide no assurance and make no representation that our risk mitigation efforts, although we believe they are reasonable, will be successful.

Business, Strategic and Competitive Risks

Economic factors may reduce our customers' confidence and spending, impair our ability to execute our strategies and initiatives, and increase our costs and expenses, which could result in materially decreased sales and/or profitability.

Many of our customers have fixed or low incomes and limited discretionary spending dollars. Any factor that could adversely affect their disposable income could decrease our customers' confidence and spending or cause them to shift their spending to our lower margin product choices, which could result in materially decreased sales and/or profitability. Factors that could reduce, and in many cases have reduced, our customers' disposable income include but are not limited to high unemployment or underemployment levels or decline in real wages; inflation; pandemics; higher fuel, energy, healthcare, housing and product costs; higher interest rates, consumer debt levels, and tax rates; lack of available credit; tax law changes that negatively affect credits and refunds; and decreases in, or elimination of, government assistance programs or subsidies such as unemployment and food/nutrition assistance programs, student loan repayment forgiveness and economic stimulus payments.

Many of the economic factors listed above, as well as commodity rates; transportation, lease and insurance costs; wage rates (including the possibility of increased federal and further increased state and/or local minimum wage rates); foreign exchange rate fluctuations; measures that create barriers to or increase the costs of international trade (including increased import duties or tariffs, some of which have been announced and are expected to begin in 2025); changes in applicable laws and regulations (including tax laws related to the corporate tax rate); and other economic factors, also could impair our ability to successfully execute our strategies and initiatives, as well as increase our cost of goods sold and selling, general and administrative expenses (including real estate and building costs), and may have other adverse consequences that we are unable to fully anticipate or control, all of which may materially decrease our sales or profitability.

While accelerating levels of inflation in the United States moderated in 2023 and 2024, inflation remains elevated in certain areas, including food. If food (and in particular, "food at home") inflation accelerates again, we may not be able to adjust prices sufficiently to offset the effect without negatively impacting customer demand or our overall gross margin. Additionally, to the extent that these inflationary pressures result in a recessionary environment, we may experience material adverse effects on our business, results of operations and cash flows. For more information, see the "Executive Overview" section of Management's Discussion and Analysis of Financial Condition and Results of Operations, included in Part II, Item 7 of this report.

Our plans depend significantly on strategies, initiatives and investments designed to increase sales and profitability and improve the efficiencies, costs and effectiveness of our operations, and failure to achieve or sustain these plans could materially affect our results of operations.

We have short-term and long-term strategies, initiatives and investments (such as those relating to merchandising, real estate and new store development, mature stores and store remodels (including Project Elevate), international expansion, store formats and concepts (including pOpshelf), digital, marketing, shrink, damages, sourcing, private brand, inventory management, supply chain, private fleet, store operations, expense reduction, and technology) in various stages of testing, evaluation, and implementation, which are designed to continue to improve our results of operations and financial condition. The effectiveness of these initiatives is inherently uncertain, even when tested successfully, and is dependent on a number of factors such as consistency of training and execution, workforce stability, ease of execution and scalability, and customer adoption, as well as the absence of offsetting factors that can influence results adversely. The number and diverse geographic locations of our stores and distribution centers and our decentralized day-to-day field management also contribute to the challenging nature of these factors. Other risk factors described herein also could negatively affect general implementation. Failure to achieve successful or cost-effective implementation of our initiatives could materially and adversely affect our business, results of operations and financial condition. For example, in the fourth quarter of 2024, we recorded a significant impairment expense, the majority of which relates to pOpshelf stores.

The success of our merchandising initiatives, particularly those related to non-consumable products (including pOpshelf) and efforts to increase sales of higher margin products within the consumables category, further depends in part upon our ability to accurately predict the products that our customers will demand and to accurately identify and timely respond to evolving trends in consumer preferences and demographic mixes in our markets. If we are unable to select and timely obtain products that are attractive to customers and at costs that allow us to sell them at an acceptable profit, or to effectively market such products, it could result in materially decreased sales and profitability. Despite these initiatives, our sales mix continued to shift from non-consumables toward consumables in 2024, and our consumables sales as a percentage of total sales is currently at historical highs. Additionally, factors negatively affecting our customers' disposable income can have (and we believe recently have had) a larger negative impact on non-consumables sales results than consumables sales results and on our pOpshelf concept.

The success of DG Media Network, which is our platform for connecting brand partners with our customers to drive even greater value for each, further depends on our ability to successfully gather target customer audiences (which may, in turn, depend upon the success of our various digital initiatives) that deliver consistent, predictable and beneficial returns on advertising spending to generate interest and demand from our brand partners, as well as to properly handle and secure all sensitive customer data.

We face intense competition that could limit our growth opportunities and materially and adversely affect our results of operations and financial condition.

The retail business is highly competitive with respect to price, customers, store location, merchandise quality, product assortment and presentation, service offerings, product sourcing and supply chain capacity, in-stock consistency, customer service, ease of shopping experience (including but not limited to various modes of shopping, including online alternatives and delivery), promotional activity, employees, and market share. We compete with discount stores and many other retailers, including mass merchandise, warehouse club, grocery, drug, convenience, variety, online retailers, and certain specialty stores. To maintain our competitive position, we may be required to lower prices, either temporarily or permanently, and may have limited ability to increase prices in response to increased costs, resulting in lower margins and reduced profitability. Certain of our competitors have greater financial, distribution, marketing and other resources, and may be able to secure better arrangements with suppliers, than we.

Competition is intense, and is expected to continue to be so, with certain competitors reducing their store locations while others enter or increase their presence in our geographic and product markets (including through the expansion of availability of delivery services) and expand availability of mobile, web-based and other digital technologies to facilitate a more convenient and competitive online and in-store shopping experience. We currently do not offer traditional online shopping to a significant degree and have seen a greater willingness of our customers to adopt online shopping. In addition, if our competitors or others were to enter our industry sector in a significant way, including through alliances or other business combinations, it could significantly alter the competitive dynamics of the retail marketplace and result in competitors with greatly improved competitive positions, which could materially affect our financial performance. Our ability to effectively compete will depend substantially upon our continued ability to develop and execute compelling and cost-effective strategies and initiatives. If we fail to anticipate or respond effectively to competitive pressures, industry changes and customer preferences and shopping habits, it could materially affect our results of operations and financial condition.

Operational Risks

If we cannot timely and cost-effectively execute our real estate projects and timely meet our financial expectations, or if we do not anticipate or successfully address the challenges imposed by our expansion, including into new countries or domestic markets, states, or urban or suburban areas, it could materially impede our planned future growth and our profitability.

Delays in or failure to complete a significant portion of our real estate projects, or failure to meet our financial expectations for these projects, could materially and adversely affect our growth and our profitability. Our ability to timely and profitably open, relocate and remodel stores and expand into additional market areas is a key component of our planned future growth and may depend in part on: the availability of suitable store locations and capital funding; the absence of entitlement process, permitting or occupancy delays, including zoning restrictions and moratoria on small box discount retail development such as those passed by certain local governments in areas where we operate or seek to operate; supply chain volatility resulting in delivery delays, and in some cases, lack of availability of store equipment, building materials, and store merchandise for resale; the ability to negotiate acceptable lease and development terms (for example, interest rates, real estate development requirements and cost of building materials and labor), to cost-effectively hire and train qualified new personnel, especially store managers, and to identify and accurately assess sufficient customer demand; and general economic conditions. While we continued to experience certain of these factors at heightened levels in 2024, to date, they have not materially impaired our ability to complete our planned real estate projects or growth, and thus, have not had a material adverse effect on our financial performance. However, if the levels which we have experienced escalate or remain elevated for an extended period of time, we expect that they could have a material adverse effect on our ability to complete our future planned real estate projects or growth, and in turn, a material adverse effect on our financial performance. Despite inflation moderation and some recent declines in interest rates, both inflation and interest rates remain at elevated levels, which significantly increases our new store opening costs and occupancy costs, pressuring new store returns and influencing our new store growth plans.

We also may not anticipate or successfully address all of the challenges imposed by the expansion of our operations (including our pOpshelf and Mi Super Dollar General store concepts), including into new countries or domestic markets, states or urban or suburban areas where we have limited or no meaningful experience or brand recognition. Those areas may have different regulatory environments, competitive and market conditions, consumer tastes and discretionary spending patterns than our existing markets, as well as higher cost of entry and operating costs. These factors and other factors not currently contemplated may cause our new stores to be less profitable than stores in our existing markets, which could slow future growth in these areas or cause one or more of our concepts to be unsuccessful. In addition, many new stores will be located in areas where we have existing stores, which inadvertently may temporarily or permanently divert a larger than anticipated number of customers and sales from our existing stores, thereby adversely affecting our overall financial performance. We recently announced our plans to close 45 pOpshelf stores and convert an additional six to Dollar General stores in the first quarter of 2025, as well as our incurring of significant impairment charges, the majority of which relate to the pOpshelf stores. Although we are taking focused action in 2025 to improve the performance of pOpshelf stores, there can be no assurances that our efforts will be successful.

Inventory shrinkage and damages may negatively affect our results of operations and financial condition.

We experience significant inventory shrinkage and damages. Although some level of inventory shrinkage and damages is an unavoidable cost of doing business, higher rates of inventory shrinkage and damages or increased security measures or other costs to combat inventory theft could adversely affect our results of operations and financial condition. During 2024, our inventory shrink and damages levels remained significantly elevated and materially impacted our results. In addition, sustained high rates of inventory shrink at certain stores have contributed, and may continue to contribute, to the closure of certain stores and the impairment of long-term assets. There can be no assurance that we will be successful in our efforts to contain or reduce inventory shrinkage and damages.

Our cash flows from operations, profitability and financial condition may be negatively affected if we are not successful in managing our inventory balances.

Our inventory balance represented approximately 47% of our total assets exclusive of goodwill, operating lease assets, and other intangible assets as of January 31, 2025. Efficient inventory management is a key component of our business success and profitability. We must maintain sufficient inventory levels and an appropriate product mix to meet our customers' demands without allowing those levels to increase such that the costs to store and hold the goods unduly impacts our financial results, increases the risk of inventory shrinkage or damages or impacts store standards. If we do not accurately predict customer trends, spending levels, or price sensitivity, we may have to take unanticipated or greater-than-anticipated markdowns to dispose of the excess inventory, which also can adversely affect our financial results. We continue to focus on ways to reduce these risks and ensure the right products are on the shelves for our customers, but we cannot make assurances that we will be successful in our inventory management. If we are not successful in managing our inventory balances, our cash flows from operations and financial condition may be negatively affected.

Failure to maintain the security of our business, customer, employee or vendor information or to comply with privacy laws could expose us to litigation, government enforcement actions and costly response measures, and could materially harm our reputation and affect our business and financial performance.

In connection with sales, we transmit confidential credit and debit card information which is encrypted using point-to-point encryption. We also have access to, collect or maintain certain private or confidential information regarding our customers, employees and their dependents, and vendors, as well as our business. Some of this information is stored electronically in connection with our e-commerce and mobile applications, some of which may leverage third-party service providers. Additionally, we may share information with and depend upon select vendors to assist us in conducting our business. While we have implemented procedures and technology intended to protect such information and require appropriate controls of our vendors, external attackers could compromise such controls and result in unauthorized disclosure of such information, as attacks are becoming increasingly sophisticated, may include attacks on our third-party business partners, and do not always or immediately produce detectable indicators of compromise. Moreover, inadvertent or malicious internal personnel actions could result in a defeat of security measures and a compromise of our or our third-party vendors' information systems. Furthermore, if a vendor is the victim of a cyberattack, including a ransomware attack, such attack could have a corresponding material effect on our ability to do business with that vendor or to receive information that may be required to timely prepare our financial statements. Due to the political tensions involving China, the conflict between Russia and Ukraine and the conflict in the Middle East, there is an increased likelihood that escalation of tensions could result in cyberattacks that could directly or indirectly impact our operations. Like other retailers, we and our vendors have experienced threats to, and incidents involving, data and systems, including by perpetrators of attempted random or targeted malicious attacks; computer malware, ransomware, bots, or other destructive or disruptive hardware and/or software; and attempts to misappropriate our and our customers' information and cause system failures and disruptions, although to date none have been material to our business. If attackers obtain customer, employee or vendor passwords through unrelated third-party breaches, and if impacted customers, employees, or vendors do not employ good online security practices (e.g., use the same password across different sites or do not use available multifactor authentication options), these passwords could be used to gain access to their information or accounts with us in certain situations.

Because we accept debit and credit cards for payment, we are subject to industry data protection standards and protocols, such as the Payment Card Industry Data Security Standards, issued by the Payment Card Industry Security Standards Council. Nonetheless, we or our applicable payment processing partner(s), may be vulnerable to, and unable to detect and appropriately respond to, cardholder data security breaches and data loss, including successful attacks on applications, systems, or networks.

A significant security breach of any kind experienced by us or one of our vendors, which could be undetected for a period of time, or a significant failure by us or one of our vendors to comply with applicable privacy and information security laws, regulations, standards, and related reporting requirements could expose us to risks of data loss, litigation, government enforcement actions, fines or penalties, credit card brand assessments, negative publicity and reputational harm, business disruption and costly response measures (e.g., providing notification to, and credit monitoring services for, affected individuals, as well as further upgrades to our security measures; procuring a replacement vendor if one of our current vendors is unable to fulfill its obligations to us due to a cyberattack or incident) which may not be covered by or may exceed the coverage limits of our insurance policies, and could materially disrupt our operations. Any resulting negative publicity could significantly harm our reputation which could cause us to lose market share because of customers discontinuing the use of our e-commerce and mobile applications or debit or credit cards in our stores or not shopping in our stores altogether and could materially and adversely affect our business and financial performance.

Material damage or interruptions to our information systems as a result of external factors, staffing shortages or challenges in maintaining or updating our existing technology or developing or implementing new technology could materially and adversely affect our business and results of operations.

We depend on a variety of information technology systems, including systems owned and managed by third-party vendors, for the efficient functioning of our business, including, without limitation, transaction processing and the management of our employees, facilities, logistics, inventories, stores and customer-facing digital applications and operations. Such systems are subject to damage or interruption from power surges and outages, facility damage, physical theft, computer and telecommunications failures, inadequate or ineffective redundancy, malicious code (including malware, ransomware, or similar), successful attacks (e.g., account compromise; phishing; denial of service; and application, network or system vulnerability exploitation), software upgrade failures or code defects, natural disasters and human error. Due to the political tensions involving China, the conflict between Russia and Ukraine and the conflict in the Middle East, there is an increased likelihood that escalation of tensions could result in cyberattacks that could either directly or indirectly impact our operations. A system breach or failure, design defects, damage to, or interruption to these systems may require a significant investment to repair or replace, disrupt our operations and affect our ability to meet business and reporting requirements, result in the loss or corruption of critical data, and harm our reputation, all of which could materially and adversely affect our business or results of operations. Additionally, costs of securing our systems against failure or attack continue to rise.

Our technology initiatives may not deliver desired results or may do so on a delayed schedule. We rely heavily on our information technology staff to fulfill our technology initiatives while continuing to provide maintenance on existing systems, as well as on third parties to maintain and periodically upgrade many of these systems so that they can continue to support our business. Further, we license the software programs supporting many of our systems from independent software developers. The inability or failure of these vendors, developers or us to continue to maintain and upgrade these systems and software programs or efficiently implement and integrate new systems could disrupt or reduce the efficiency of our operations or retain vulnerability exploitation risk if we were unable to convert to alternate systems in an efficient and timely manner and could expose us to greater risk of a successful attack. There are also risks associated with our continued integration of artificial intelligence and machine learning within our technology systems. In addition, costs and delays for any reason associated with the implementation of new or upgraded systems and technology, including our current migration of applications to the cloud, modernization of legacy systems (including our Finance and Human Resources enterprise resource planning system) and implementation of our new point of sale system, or with maintenance or adequate support of existing systems also could disrupt or reduce the efficiency of our operations, fail to operate as designed, result in the potential loss or corruption of data or information or lost sales, cause business interruptions, inhibit our ability to innovate, and affect our ability to meet business and reporting requirements and adversely affect our profitability.

A significant disruption to our distribution network, the capacity of our distribution centers or the timely receipt of inventory could adversely affect sales or increase our transportation costs, which would decrease our profitability.

We rely on our distribution and transportation network to provide goods to our stores timely and cost-effectively. Using various transportation modes, including ocean, rail, and truck, we and our vendors move goods from vendor locations to our distribution centers and our stores, and we also lease additional temporary warehouse space as necessary to support our distribution needs. Any disruption, unanticipated or unusual expense or operational failure related to this process (including, without limitation, inventory receipt and delivery delays; increases in fuel costs; increases in transportation costs, including increased import freight costs, carrier or driver wages (as a result of driver shortages or otherwise); earlier than expected receipt of seasonal inventory leading to capacity constraints which can be exacerbated by unexpected delays in acquiring additional temporary warehouse space sufficient for our inventory needs; a decrease in transportation capacity for overseas shipments or port closures; labor shortages; or work stoppages or slowdowns) could negatively impact sales and profits. Labor shortages or work stoppages or slowdowns in the transportation industry or disruptions to the national and international transportation infrastructure that necessitate our securing alternative labor or shipping suppliers could also increase our costs or otherwise negatively affect our business.

We maintain a network of distribution facilities and expect to build or lease new facilities (including temperature-controlled distribution centers) to support our growth objectives and strategic initiatives. Delays in opening such facilities could adversely affect our financial performance by slowing store growth or the rollout/development of certain strategic initiatives, which may in turn reduce revenue growth and/or profitability, or by increasing transportation and product costs. In addition, distribution-related construction or expansion projects entail risks that could cause delays and cost overruns, such as: availability of temperature-controlled distribution centers and refrigerated transportation equipment; shortages of materials or skilled labor; work stoppages; unforeseen construction, scheduling, engineering, environmental or geological problems; weather interference; fires or other casualty losses; and unanticipated cost increases. For these reasons, the completion date and ultimate cost of these projects could differ significantly from initial expectations, and we cannot guarantee that any project will be completed on time or within established budgets.

Risks associated with or faced by our suppliers could adversely affect our financial performance.

We source our merchandise from a wide variety of domestic and international suppliers, and we depend on them to supply merchandise in a timely and efficient manner and in the large volumes that we may require. In 2024, our two largest suppliers accounted for approximately 11% and 8% respectively, of our purchases. If one or more of our current sources of supply became unavailable or no longer offered us acceptable pricing terms, we believe we generally would be able to obtain alternative sources, but it could increase our merchandise costs and supply chain lead time and expenses, result in a temporary reduction in store inventory levels, and reduce the selection and quality of our merchandise. An inability to obtain alternative sources could materially decrease our sales. Additionally, if a supplier fails to deliver on its commitments, we could experience merchandise out-of-stocks that could lead to lost sales and reputational harm. Further, failure of suppliers to meet our compliance protocols could prolong our procurement lead time, resulting in lost sales and adverse margin impact.

We directly imported approximately 4% of our purchases (measured at cost) in 2024, but many of our domestic vendors directly import their products or components of their products. Changes to the prices and flow of these goods often are for reasons beyond our control, such as political or civil unrest, acts of war, disruptive global political events (for example, political tensions involving China, the conflict between Russia and Ukraine and the conflict in the Middle East), currency fluctuations, tariffs and duties, disruptions in maritime lanes, port labor disputes, economic conditions and instability in countries in which foreign suppliers are located, the financial instability of suppliers, suppliers' failure to meet our terms and conditions or our standards, issues with our suppliers' labor practices or labor problems they may experience (such as strikes, stoppages or slowdowns, which could also increase labor costs during and following the disruption), the availability and cost of raw materials, pandemic outbreaks, merchandise quality or safety issues, transport availability and cost, increases in wage rates and taxes, transport security, inflation, and other factors relating to suppliers and the countries in which they are located or from which they import. Such changes could adversely affect our operations and profitability.

While we are working to diversify our sources of imported goods to include Southeast Asia, India, South America and Mexico, a substantial amount of our imported merchandise comes from China, and thus, a change in the Chinese leadership, the effects of pandemic outbreaks, economic and market conditions, internal economic stimulus actions, or currency or other policies, as well as trade and other relations between China and the United States and increases in costs of labor, could negatively impact our merchandise costs. In addition, the United States' foreign trade policies, duties, tariffs and other impositions on imported goods, trade sanctions imposed on certain countries (particularly China) and entities, import limitations on certain types of goods or goods containing certain materials and other factors relating to foreign trade, including but not limited to port labor agreements, are beyond our control. Duties increased on certain products imported from China and Southeast Asian countries in 2024, and the current U.S. administration has imposed tariffs and could further significantly increase tariffs on goods from China, Mexico, Canada and other countries. These and other factors affecting our suppliers and our access to products could adversely affect our business and financial performance. If we increase our product imports from foreign vendors, the risks associated with these imports also will increase, and we may be exposed to additional or different risks as we increase imports of goods produced in countries other than China.

Failure to attract, develop and retain qualified employees while controlling labor costs, as well as other labor issues, including employee safety issues, could adversely affect our financial performance.

Our future growth and performance, positive customer experience and legal and regulatory compliance depends on our ability to attract, develop, retain and motivate qualified employees while operating in an industry that has historically been challenged by high rates of employee turnover. Our ability to meet our labor needs, while controlling our labor costs, is subject to many external factors, including competition for and availability of qualified personnel, unemployment levels, wage rates and salary levels (including the heightened possibility of increased federal and further increased state and/or local minimum wage rates/salary thresholds), health and other insurance costs, changes in employment and labor laws or other workplace regulations (including those relating to employee benefit programs such as health insurance and paid leave programs), employee expectations and productivity, employee activism, employee safety issues, and our reputation and relevance within the labor market. If we are unable to attract, develop and retain adequate numbers of qualified employees, our operations, customer service levels, legal and regulatory compliance, and support functions could suffer. In addition, to the extent a significant portion of our employee base unionizes, or attempts to unionize, our labor and other costs could increase, and it is possible that the federal government may adopt or impose regulatory or other changes to existing law that could facilitate union organizing or otherwise restrict employer actions. Our ability to pass along labor and other related costs to our customers is constrained by our everyday low-price model, and we may not be able to offset such increased costs elsewhere in our business.

Our success depends on our executive officers and other key personnel. If we lose key personnel or are unable to hire additional qualified personnel, our business may be harmed.

Our future success depends to a significant degree on the skills, experience and efforts of our executive officers and other key personnel. The unexpected loss of the services of any of such persons could adversely affect our operations. In addition, our executive succession planning, retention and hiring efforts, and ability to successfully execute management transitions within our senior leadership are critical to our business success. Competition for skilled and experienced management personnel is intense, and a failure to attract and retain new qualified personnel or our inability to enforce non-compete agreements that we have in place with our management personnel could adversely affect our operations and/or our ability to meet our legal, regulatory, accounting and/or reporting obligations.

Natural disasters and unusual or extreme weather conditions (whether or not caused by climate change), pandemic outbreaks or other health crises, political or civil unrest, acts of war, violence or terrorism, and disruptive global political events could disrupt business and result in lower sales and/or profitability and otherwise adversely affect our financial performance.

The occurrence of one or more natural disasters, such as hurricanes (such as those occurring in the third quarter of 2024), fires, floods, tornadoes and earthquakes, unusual or extreme weather conditions, pandemic outbreaks or other health crises, political or civil unrest, acts of war, violence or terrorism (including within our stores, distribution centers or other Company property), or disruptive global political events (for example, the political tensions involving China, the conflict between Russia and Ukraine and the conflict in the Middle East) or similar disruptions could adversely affect our business, financial performance and reputation. If any of these events result in the closure, or a limitation on operating hours, of one or more of our distribution centers, a significant number of stores, our sourcing offices, our corporate headquarters or data center or impact one or more of our key suppliers, our operations and financial performance could be materially and adversely affected through an inability or reduced ability to make deliveries, process payroll or provide other support functions to our stores and through lost sales. These events also could affect consumer shopping patterns or prevent customers from reaching our stores, which could lead to lost sales and higher markdowns, or result in increases in fuel or other energy prices, fuel shortage(s), new store or distribution center opening delays, the temporary lack of an adequate work force in a market, the temporary or long-term disruption of product availability in our stores, the temporary or long-term inability to obtain or access technology needed to effectively run our business, disruption of our utility services or information systems, and damage to our reputation. These events may also increase the costs of insurance if they result in significant loss of property or other insurable damage or loss by us or in the market more generally.

Furthermore, if realized, the long-term impacts of global climate change present the possibility of both physical risks (such as extreme weather conditions or rising sea levels) and transition risks (such as regulatory changes), which may be widespread and are unpredictable. Over time, these changes, as well as regulatory efforts related thereto, could affect our operating costs (for example, the availability and cost of products, commodities and energy (including utilities)), which in turn may impact our ability to procure goods and services required for the operation of our businesses at the quantities and levels and at the costs we require. In addition, our operations and facilities may be located in areas impacted by the physical risks of climate change, and we face the risk of losses incurred as a result of physical damage to stores, distribution centers, or our corporate offices, as well as loss or spoilage of inventory, business interruption caused by such events, and increased construction, repairs and maintenance costs at impacted locations. We also use natural gas, diesel fuel, gasoline and electricity in our operations, all of which may face increased regulation relating to climate change or other environmental concerns. Regulations limiting greenhouse gas emissions and energy inputs may also increase in coming years, which may increase our costs associated with compliance, merchandise purchases and supply chain. These events and their impacts could otherwise disrupt and adversely affect our operations and could adversely affect our financial performance.

Product liability, product recall or other product safety or labeling claims could adversely affect our business, reputation and financial performance.

We depend on our vendors to ensure that the products we buy from them comply with applicable product safety and labeling laws and regulations and to inform us of all applicable restrictions on the sale of such products. Nonetheless, product liability, personal injury or other claims may be asserted against us relating to alleged product contamination, tampering, expiration, mislabeling, recall, prohibited substances and other safety or labeling issues.

We seek but may not be successful in obtaining contractual indemnification and insurance coverage for product-related claims and issues from our vendors. If we do not have adequate contractual indemnification or insurance available, or our vendors fail to adhere to their obligations to us, such claims could materially and adversely affect our business, financial condition and results of operations. Our ability to obtain indemnification from foreign vendors may be hindered by our ability to obtain jurisdiction over them to enforce contractual obligations. Even with adequate insurance and indemnification, such claims could significantly harm our reputation and consumer confidence in our products, and we could incur significant litigation expenses, which also could materially affect our results of operations even if a product-related claim is unsuccessful or not fully pursued, as well as lost sales during the period of time between recall and backfilling the recalled product.

Our current insurance program may expose us to unexpected costs and negatively affect our financial performance.

Our insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions that we believe are prudent based on our operations. However, there are types of losses we may incur but against which we cannot be insured or which we believe are not economically reasonable to insure, such as losses due to acts of war, certain crimes (including employee crime), certain wage and hour and other employment-related claims and litigation, actions based on certain consumer protection laws, and some natural and other disasters (including, without limitation, fires and floods) or similar events. If we incur material uninsured losses, our financial performance could be negatively impacted. Certain material events have resulted, and may result again in the future, in sizable losses for the insurance industry and adversely affect the availability of adequate insurance coverage or result in excessive premium increases. To offset negative insurance market trends, we may elect to self-insure, accept higher deductibles or reduce the amount of coverage. In addition, we self-insure a significant portion of expected losses under our workers' compensation, auto liability, general liability (including claims made against certain of our landlords), property loss, and group health insurance programs. Significant changes in actuarial assumptions and management estimates underlying our recorded liabilities for these losses, including any expected increases in medical and indemnity costs, could result in materially different expenses than expected under these programs, which could materially and adversely affect our results of operations and financial condition. Although we maintain property insurance to cover insurable losses resulting from, for example, fires and storms, at our store support center and distribution centers, we are effectively self-insured for other property losses. If we experience a greater number of these self-insured losses than we anticipate, our financial performance could be adversely affected.

Our private brands may not be successful in improving our gross profit rate at our expected levels and may increase certain of the risks we face.

The sale of private brand items is an important component of our sales growth and gross profit rate enhancement plans. Broad market acceptance of our private brands depends on many factors, including pricing, quality, customer perception, and timely development and introduction of new products. We cannot give assurance that we will achieve or maintain our expected level of private brand sales. The sale and expansion of these offerings also subjects us to or increases certain risks, such as: product-related claims and recalls; disruptions in raw material and finished product supply and distribution chains; inability to successfully protect our proprietary rights; claims related to the proprietary rights of third parties; supplier labor and human rights issues, and other risks generally encountered by entities that source, sell and market exclusive branded offerings for retail. Failure to appropriately address these risks could materially and adversely affect our private brand initiatives, reputation, results of operations and financial condition.

Failure to protect our reputation could adversely affect our business.

Our success depends in part on the protection of the reputation of Dollar General and the products and services we sell, including our private brands. Failure to comply or accusation of failure to comply, even if unfounded, with ethical, social, product, labor, data privacy, consumer protection, safety, environmental and other applicable standards could jeopardize our reputation and potentially lead to various adverse employee, consumer, shareholder or non-governmental organization (NGO) actions, workforce unrest or walkouts, boycotts, litigation and governmental actions, inquiries, or investigations and/or require a costly response. In addition, our responses to issues and crises and our position or perceived lack of position on certain issues (e.g., public policy, social, or environmental issues) or our corporate responsibility- and sustainability-related efforts, and any perceived lack of transparency about such matters, could harm our reputation and potentially lead to adverse employee, consumer, elected official, regulatory, shareholder or NGO actions, including negative or false public statements and campaigns. Similar incidents or factors involving vendors, partners and other third parties with whom we conduct business also may affect our reputation. Media reports and public comments made by anyone, including without limitation current and former employees, customers and activists, on any external platform (including, without limitation, social media, news media, blogs, or newsletters), whether or not they are accurate, have the potential to influence, and in some instances, have influenced, certain negative or false perceptions of Dollar General, and there can be no assurance that we will be able to prevent such reports or comments in the future. Any failure, or perceived failure, to meet any of our published corporate responsibility- or sustainability-related aspirations or goals, which often may be outside of our control, or any future changes to our published aspirations or goals could adversely affect public perception of our business, employee morale or customer, vendor or shareholder support. In addition, we may face criticism as a result of either "anti-ESG" or "pro-ESG" sentiment among governmental authorities, regulators, shareholders, employees and/or customers. Negative reputational incidents could adversely affect our business through declines in customer loyalty, vendor partnerships, lost sales, loss of new store and development opportunities, or employee retention and recruiting difficulties and could also result in loss of shareholder support and trust and require us to expend disproportional resources toward these matters.

Because our business is somewhat seasonal, adverse events during the fourth quarter could materially affect our financial statements as a whole.

While not the case more recently (namely, the fourth quarters of fiscal years 2023 and 2024), our most profitable sales mix generally occurs in the fourth quarter primarily because of sales of Christmas-related merchandise. In anticipation of this holiday, we purchase substantial amounts of seasonal inventory, and if sales fall below seasonal norms or our expectations, it could result in unanticipated markdowns. Adverse events, such as deteriorating or challenging economic conditions, high unemployment rates, high gas or energy prices, transportation disruptions, or unusual or unanticipated adverse weather could result in lower-than-planned sales during the Christmas selling season, which in turn could reduce our profitability and otherwise adversely affect our financial performance and operating results.

We rely on third parties in many aspects of our business, which creates additional risk.

Due to the scale and scope of our business, we must rely on relationships with third parties, including our suppliers, distributors, landlords, contractors, and external business partners. If we are unable to effectively manage our third-party relationships and the agreements under which our third-party partners operate, our results of operations and cash flows could be adversely impacted. Further, failure of these third parties to meet their obligations to us or substantial disruptions in the relationships between us and these third parties could adversely impact our operations and financial results. Additionally, while we have policies and procedures for managing these relationships, they inherently involve a lesser degree of control over business operations, governance and compliance, thereby potentially increasing our financial, legal, reputational and operational risk.

Financial and Capital Market Risks

Deterioration in market conditions or changes in our credit profile could adversely affect our business operations and financial condition.

We rely on the positive cash flow we generate from our operating activities and our access to the credit and capital markets to fund our operations, growth strategy, and return of cash to our shareholders through dividends and share repurchases. Changes in the credit and capital markets, including market disruptions, limited liquidity and interest rate increases, may increase the cost of financing or restrict our access to these potential sources of future liquidity. Our continued access to liquidity sources on favorable terms depends on multiple factors, including our operating performance and credit ratings. In 2024, Standard & Poor's and Moody's changed our outlook from "Stable" to "Negative."

Our current increased debt leverage levels have reduced our available capital, and these levels, combined with our desire to maintain our current investment grade credit rating, could reduce our flexibility in planning for or reacting to changes in our industry and market conditions, increase our vulnerability in the event of a downturn in our business operations, and/or negatively impact our ability to pursue certain operational and strategic opportunities. In addition, our credit agreement requires us to maintain a minimum fixed charge coverage ratio and maximum leverage ratio, as well as a number of customary affirmative and negative covenants. We recently amended our credit agreement, increasing the maximum leverage ratio covenant and decreasing the minimum fixed charge ratio covenant until January 30, 2026, or earlier at our option upon achieving certain financial covenant milestones. While we were in compliance with these covenants as of January 31, 2025, our future ability to comply with these covenants may be affected by events beyond our control. If we breach any of these covenants and do not obtain a waiver from the lenders, then subject to applicable cure period, our ability to borrow under our credit agreement could be impacted.

Our debt securities currently are rated investment grade, and a downgrade of this rating likely would negatively impact our access to the debt capital markets and increase our cost of borrowing. As a result, disruptions in the debt markets or any downgrade of our credit ratings could adversely affect our business operations and financial condition and our ability to return cash to our shareholders. We can make no assurances that our ability to obtain additional financing through the debt markets will not be adversely affected by economic conditions or that we will be able to maintain or improve our current credit ratings.

The price of our common stock is subject to market and other factors, including our failure to meet market expectations for our performance, and may be volatile.

The market price of our common stock may fluctuate significantly in response to a number of factors. These factors, some of which are beyond our control and some of which have occurred in the past few years, include the perceived prospects and actual results of operations of our business, as well any failure to achieve projected results; changes in estimates of our results of operations by analysts, investors or us, as well as our guidance not aligning with market expectations; trading activity by our large shareholders; trading activity by sophisticated algorithms; performance results of our competitors; actions, news or announcements by us, our competitors, and other third parties; litigation and judicial decisions; legislative or regulatory actions or changes; and changes in general economic or market conditions. In addition, the stock market in general has from time to time experienced extreme price and volume fluctuations, and these market fluctuations could reduce the market price of our common stock for reasons unrelated to our operating performance.

Regulatory, Legal, Compliance and Accounting Risks

A significant change in governmental regulations and requirements could materially increase our cost of doing business, and noncompliance with governmental laws or regulations could materially and adversely affect our financial performance.

We routinely incur significant costs in complying with numerous and frequently changing laws and regulations. The complexity of this regulatory environment and related compliance costs continue to increase due to additional legal and regulatory requirements, our expanding operations, and increased regulatory scrutiny and enforcement efforts. New or revised laws, regulations, orders, policies and related interpretations and enforcement practices, particularly those dealing with the sale of products, including without limitation, product and food safety, marketing, labeling or pricing; information security and privacy; labor and employment; employee wages, salary levels and benefits; health and safety; real property; public accommodations; imports and customs; transportation; intellectual property; taxes; bribery and anti-corruption; climate change; and environmental compliance, may significantly increase our expenses or require extensive system and operating changes that could materially increase our cost of doing business. Violations of applicable laws and regulations or untimely or incomplete execution of a required product recall can result in significant penalties (including loss of licenses, eligibility to accept certain government benefits such as SNAP or significant fines), class action or other litigation, governmental investigation or action and reputational damage. Further, states may enact conflicting laws, mandating changes in operations that negatively impact our ability to execute uniformly and achieve economies of scale across states. Additionally, changes in tax laws and policies (including those related to the federal, state or foreign corporate tax rate), the interpretation of existing laws and policies, or our failure to sustain our reporting positions on examination could adversely affect our overall effective tax rate. Furthermore, significant and/or rapid increases to federal and further increases to state and/or local minimum wage rates/salary levels could adversely affect our operating results if we are not able to otherwise offset these increased labor costs elsewhere in our business or if changes to our business operations are required. Moreover, the adoption of new environmental laws and regulations in connection with climate change and the transition to a low carbon economy, including any federal or state laws enacted to regulate greenhouse gas emissions or require public disclosures related thereto (including the currently stayed SEC rules requiring certain disclosures relating to climate change), could significantly increase our operating or merchandise costs or reduce the demand for our products. These laws and regulations may include, but are not limited to, requirements relating to hazardous waste materials, recycling and recycled/recyclable product content, single-use plastics, extended producer responsibility, use of refrigerants, carbon pricing or carbon taxes, product energy efficiency standards and product labeling. If carbon pricing requirements or carbon taxes are adopted, there is a significant risk that the cost of merchandise from our suppliers will increase and adversely affect our business and results of operations.

There is also uncertainty surrounding potential changes to the regulatory environment (including, but not limited to, personnel changes at regulatory agencies) in the United States. For example, potential efforts to reform federal government processes and reduce expenditures, as well as pressures on and uncertainty surrounding the U.S. federal government's budget and political changes in budgeting priorities could adversely affect the funding for individual programs, including government programs, upon which our customers depend. Executive orders covering immigration, artificial intelligence, and workforce policies and practices, if implemented, may also impact us. Potential regulatory changes related to tax, trade, and economic and monetary policy, among other potential changes, could adversely impact the global economy and our operating results.

Legal proceedings may adversely affect our reputation, business, results of operations and financial condition.

Our business is subject to the risk of litigation or other legal proceedings by employees, consumers, suppliers, competitors, shareholders, unions, government agencies and others through private actions, class actions, multi-district litigation, arbitrations, derivative actions, administrative proceedings, regulatory actions or other litigation. For example, we are involved in certain legal proceedings as discussed in Note 7 to the consolidated financial statements. The outcome of legal proceedings, particularly class action or multi-district litigation or mass arbitrations and regulatory actions, can be difficult to assess or quantify. Plaintiffs in these types of lawsuits may seek recovery of very large or indeterminate amounts, and the magnitude of the potential loss may remain unknown for lengthy periods. In addition, certain of these matters, if decided adversely to us or settled by us and not covered by insurance, may result in liability material to our financial statements as a whole or may negatively affect our operating results if changes to our business operations are required, and sometimes these developments are unanticipated. Legal proceedings in general, and class actions, derivative actions, mass arbitrations, multi-district litigation, and governmental investigations and actions in particular, can be expensive and disruptive, and adverse publicity could harm our reputation, regardless of the validity of the allegations. As a result, legal proceedings may adversely affect our business, results of operations and financial condition. See also Note 7 to the consolidated financial statements.

New accounting guidance or changes in the interpretation or application of existing accounting guidance could adversely affect our financial performance.

The implementation of new accounting standards could require certain systems, internal process and controls and other changes that could increase our operating costs and result in changes to our financial statements.

U.S. generally accepted accounting principles and related accounting pronouncements, implementation guidelines and interpretations with regard to a wide range of matters that are relevant to our business involve many subjective assumptions, estimates and judgments by our management. Changes in these rules or their interpretation or in underlying management assumptions, estimates or judgments could significantly change our reported or expected financial performance. The outcome of such changes could include litigation or regulatory actions which could adversely affect our financial condition and results of operations.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C. CYBERSECURITY

We design, implement, and maintain a comprehensive information security program consisting of commercially reasonable administrative, organizational, and technical controls, practices, and safeguards which follow applicable laws, regulations, and industry best practices to protect against confidentiality, integrity, and availability threats to our information systems. Such controls, practices, and safeguards include, but are not limited to, published security policies, firewalls, intrusion prevention solutions, anti-malware solutions, data encryption, data loss prevention, security logging and monitoring, security configuration hardening, security patch/update management, remote access security, security risk management, vulnerability and threat management, security training and awareness, security controls testing, identity and access management, secure solutions development, and a comprehensive security incident response plan. Our Vice President and Chief Information Security Officer ("CISO"), who has approximately 30 years of experience in the information technology field with approximately 25 years of full cybersecurity focus and approximately 20 years as a Certified Information Systems Security Professional, has responsibility for assessing and managing our information security program and related risks, which includes information security incident prevention, detection, mitigation and remediation, and leading a department of information security professionals with relevant industry and professional experience. Our CISO reports directly to our Executive Vice President and Chief Information Officer ("CIO"), who has approximately 25 years of experience in the information technology field that includes direct interaction with or supervision of cybersecurity functions.

We also maintain a third-party security risk management program to identify, oversee, prioritize, assess, and mitigate third party risks; however, we rely on our third-party partners to implement effective information security programs commensurate with the risk associated with the nature of their business relationships to us and cannot ensure in all circumstances their efforts will be successful. We and our third-party partners have experienced threats to, and incidents involving, data and systems, including by perpetrators of attempted random or targeted malicious attacks; computer malware, ransomware, bots, or other destructive or disruptive hardware and/or software; and attempts to misappropriate our and our customers' information and cause system failures and disruptions, although to date none have been material to our business. See "Item 1A. Risk Factors" for additional information regarding cybersecurity-related risks that could impact our business.

The Audit Committee of our Board of Directors oversees our cybersecurity risks through various means, including but not limited to its oversight of our enterprise risk management program. In connection with its oversight of this program, our Audit Committee discusses with management the process by which risk assessment and risk management is undertaken and our major financial and other risk exposures, including without limitation those relating to information systems, information security, data privacy, business continuity, artificial intelligence, and third-party information security, and the steps management has taken to monitor and control such exposures. Our Audit Committee reviews enterprise risk evaluation results at least annually and high residual risk categories, along with their mitigation strategies, quarterly.

In addition to consideration as part of the enterprise risk management program, cybersecurity risk is further evaluated through various internal and external audits and assessments designed to validate the effectiveness of our controls for managing the security of our information assets. Management develops action plans to address select identified opportunities for improvement identified through these assessments. Additionally, our Audit Committee quarterly reviews reports and metrics, including a dashboard, pertaining to cybersecurity risks and prevention, detection, mitigation and remediation efforts with our CIO and CISO to help our Audit Committee understand and evaluate current risks, monitor trends, and track our progress against specific metrics. Our Audit Committee also has the responsibility to review with management and our outside auditor any unauthorized access to information technology systems that could have a material effect on our financial statements. Further, our Audit Committee receives quarterly updates regarding our business continuity and IT disaster recovery plan, as well as cybersecurity incidents which occurred during the prior quarter.

The Audit Committee receives cybersecurity education to assist members in overseeing related risks. This education includes or has included in recent years: an overview of Company-specific cyber-related risks considerations; an overview of various artificial intelligence considerations, including those related to risk management, governance and ethics, and workforce and culture; updates on the state of cybersecurity regulation; updates on the evolving retail landscape's impact on cyber risk to retail organizations; a cyber threat intelligence update focusing on the global impact of ransomware on the retail sector and trends in retail sector compromises; and an overview of methods to perform cyber risk quantification.

ITEM 2. PROPERTIES

As of February 28, 2025, we operated 20,662 retail stores, including those located in 48 U.S. states as listed in the table below, and eight stores in Mexico.

State	Number of Stores	State	Number of Stores
Alabama	975	Nebraska	154
Arizona	145	Nevada	23
Arkansas	581	New Hampshire	47
California	264	New Jersey	197
Colorado	80	New Mexico	146
Connecticut	99	New York	615
Delaware	56	North Carolina	1,121
Florida	1,081	North Dakota	74
Georgia	1,134	Ohio	1,030
Idaho	8	Oklahoma	574
Illinois	724	Oregon	87
Indiana	710	Pennsylvania	980
Iowa	338	Rhode Island	26
Kansas	276	South Carolina	690
Kentucky	789	South Dakota	81
Louisiana	681	Tennessee	1,032
Maine	71	Texas	1,949
Maryland	175	Utah	14
Massachusetts	56	Vermont	42
Michigan	759	Virginia	499
Minnesota	226	Washington	45
Mississippi	668	West Virginia	313
Missouri	689	Wisconsin	294
Montana	9	Wyoming	27

Most of our stores are located in leased premises. Individual store leases vary as to their terms, rental provisions and expiration dates. Many stores, including a significant portion of our new stores, typically carry a primary lease term of up to 15 years with multiple renewal options. We also have stores subject to shorter-term leases, and many of these leases also have renewal options.

As of February 28, 2025, we operated 20 distribution centers for non-refrigerated products, ten cold storage distribution centers, and four combination distribution centers which have both refrigerated and non-refrigerated products. We lease 15 of these facilities and the remainder are owned. We have a total of 22.8 million square feet of non-refrigerated space and a total of 2.9 million square feet of cold storage space. Approximately 7.25 acres of the land for one of the distribution centers is subject to a ground lease. We also leased approximately 3.2 million square feet of additional warehouse space in support of our distribution network for non-refrigerated merchandise.

Our executive offices are located in approximately 302,000 square feet of owned buildings in Goodlettsville, Tennessee. As of February 28, 2025, we also leased approximately 186,000 square feet of additional space in Goodlettsville, Tennessee to support merchandising initiatives and 85,000 square feet of additional office space outside the United States.

ITEM 3. LEGAL PROCEEDINGS

The information contained in Note 7 to the consolidated financial statements under the heading "Legal proceedings" contained in Part II, Item 8 of this report is incorporated herein by this reference.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Information regarding our current executive officers as of March 21, 2025 is set forth below. Each of our executive officers serves at the discretion of our Board of Directors and is elected annually by the Board to serve until a successor is duly elected or their earlier resignation or termination. There are no familial relationships between any of our directors or executive officers.

Name	Age	Position
Todd J. Vasos	63	Chief Executive Officer and Director
Kelly M. Dilts	56	Executive Vice President and Chief Financial Officer
Steven R. Deckard	56	Executive Vice President, Strategy and Development
Tracey N. Herrmann	47	Executive Vice President, Store Operations
Kathleen A. Reardon	53	Executive Vice President and Chief People Officer
Emily C. Taylor	49	Executive Vice President and Chief Merchandising Officer
Rhonda M. Taylor	57	Executive Vice President and General Counsel
Carman R. Wenkoff	57	Executive Vice President and Chief Information Officer
Roderick J. West	53	Executive Vice President, Global Supply Chain
Anita C. Elliott	60	Senior Vice President and Chief Accounting Officer

Mr. Vasos currently serves as our Chief Executive Officer, having returned to Dollar General in October 2023 after serving as our CEO from June 2015 to November 2022 and as Senior Advisor from November 2022 until his retirement in April 2023. He has served as a member of our Board of Directors since June 2015. Mr. Vasos joined Dollar General in December 2008 as Executive Vice President, Division President and Chief Merchandising Officer and was promoted to Chief Operating Officer in November 2013. Prior to joining Dollar General, Mr. Vasos served in leadership positions with Longs Drug Stores Corporation, Phar-Mor Food and Drug Inc. and Eckerd Corporation. Mr. Vasos has served as a director of KeyCorp since July 2020.

Ms. Dilts has served as Executive Vice President and Chief Financial Officer since May 2023. She joined Dollar General in July 2019 as Senior Vice President, Finance, overseeing financial planning and analysis; procurement; margin planning and analytics; decision science and analytics; and investor relations. Prior to joining the Company, Ms. Dilts served as Executive Vice President and Chief Financial Officer at Francesca's Holdings Corporation from April 2016 until July 2019. Between February 1998 and April 2016, she held various positions of increasing responsibility in finance and investor relations with Tailored Brands, Inc., including Senior Vice President, Finance and Investor Relations (June 2014 to April 2016); Senior Vice President and Chief Accounting Officer (July 2012 to June 2014); Vice President, Finance (April 2003 to July 2012); Associate Vice President, Finance (April 2002 to April 2003); Financial Planning and Analysis Manager (March 2000 to April 2002); and Assistant Controller (February 1998 to March 2000). She also served as the Controller for Olympia Enterprises from April 1993 to February 1998, after beginning her career with Deloitte & Touche in January 1990.

Mr. Deckard has served as Executive Vice President, Strategy and Development, since February 2025. He has over 19 years of employment experience with Dollar General, including Executive Vice President, Store Operations and Development (January 2024 to February 2025); Executive Vice President, Growth and Emerging Markets (June 2023 to January 2024); Senior Vice President, Emerging Markets (March 2021 to June 2023); Senior Vice President, Store Operations (March 2015 to March 2021); Vice President, Store Operations (October 2012 to March 2015); Vice President, Financial Planning and Shrink Improvement (March 2012 to October 2012); Vice President, Loss Prevention and Shrink Improvement (November 2010 to March 2012); Senior Director, Store Operations (October 2007 to November 2010); Director, Store Operations (February 2007 to October 2007); and Regional Director (February 2006 to February 2007). Prior to joining Dollar General, Mr. Deckard held various store operations positions with Walmart Inc. from November 1990 to April 2005.

Ms. Herrmann has served as Executive Vice President, Store Operations, since February 2025. She has over 12 years of employment experience with Dollar General, including Senior Vice President, Store Operations (February 2024 to February 2025); Senior Vice President, Channel Innovation (September 2020 to February 2024); Senior Vice President, Store Operations (May 2017 to September 2020); Vice President, Division Manager (March 2016 to May 2017); Vice President, Merchandising Support (April 2014 to March 2016); and Senior Director, Merchandising (January 2013 to April 2014). Prior to joining Dollar General, Ms. Herrmann served in roles of increasing responsibility with Delhaize America, including Director of Pricing and Promotions, Bottom Dollar Food (September 2012 to December 2012); Director of Operations, Food Lion (July 2011 to September 2012); District Manager, Food Lion (May 2010 to July 2011); Merchandising Manager, Food Lion (February 2009 to May 2010); and Category Manager, Food Lion (April 2006 to February 2009). Prior to Food Lion, Ms. Herrmann held positions with EK Success Ltd., Hirschberg Schutz/Horizon Group USA and The Insight Research Corporation after beginning her career with Xerox Corporation in July 1999.

Ms. Reardon has served as Executive Vice President and Chief People Officer since August 2020. She joined Dollar General as Director, Human Resources in September 2009 and was promoted to Vice President, Talent Management in October 2012. She became Vice President, Retail Human Resources in October 2014 and was promoted to Senior Vice President, Human Resources in March 2019 and to Senior Vice President and Chief People Officer in May 2019. Prior to joining Dollar General, Ms. Reardon held several positions of increasing responsibility at Centex from August 2005 until September 2009, serving as Director of Human Resources from October 2007 until September 2009. Since beginning her career in May 1998, Ms. Reardon also held various roles with Carrier Corporation and was also a Career Consultant at the Darden Graduate School of Business Administration, University of Virginia.

Ms. E. Taylor has served as Executive Vice President and Chief Merchandising Officer since September 2020. She joined Dollar General in 1998 and held roles of increasing responsibility in investor relations, financial planning and analysis, merchandise planning, pricing and merchandising operations prior to her promotion to Vice President, Pricing & Merchandise Data Optimization in March 2011. She served as Vice President, Merchandising Operations (March 2012 to April 2014) and was subsequently promoted to Senior Vice President, General Merchandise Manager in April 2014. She most recently served as Senior Vice President, Channel Innovation (September 2019 to September 2020).

Ms. R. Taylor has served as Executive Vice President and General Counsel since March 2015. She joined Dollar General as an Employment Attorney in March 2000 and was subsequently promoted to Senior Employment Attorney in 2001, Deputy General Counsel in 2004, Vice President and Assistant General Counsel in March 2010, and Senior Vice President and General Counsel in June 2013. Prior to joining Dollar General, she practiced law with Ogletree, Deakins, Nash, Smoak & Stewart, P.C., where her practice was focused on labor law and employment litigation. She has also held attorney positions with Ford & Harrison LLP.

Mr. Wenkoff has served as Executive Vice President and Chief Information Officer since July 2017. He previously served as the Chief Information Officer (May 2012 to June 2017) and Chief Digital Officer (June 2016 to June 2017) of Franchise World Headquarters, LLC ("Subway") and owned a Subway franchise from July 2015 until October 2017. He also previously served as Chairman of the Board and Co-President of Retail Gift Card Association (February 2008 to May 2012); Deputy Chief Information Officer for Independent Purchase Cooperative, Inc. (May 2005 to May 2012) and President of its subsidiary, Value Pay Services LLC (May 2005 to February 2011); founder and President of Stored Value Management, Inc. (January 2004 to May 2005); and Vice President, Operations and Finance, and General Counsel of Ontain Corporation (January 2000 to December 2004). Mr. Wenkoff began his career in 1993 as an articled student, and then attorney with Douglas Symes & Brissenden and served in various legal positions, including General Counsel, with Pivotal Corporation from 1997 to 2000.

Mr. West has served as Executive Vice President, Global Supply Chain, since September 2023. He has over 19 years of employment experience with Dollar General, including Senior Vice President, Distribution (March 2021 to August 2023); Vice President, Perishable Growth and Development (January 2018 to March 2021); and Vice President, Process Improvement (August 2005 to January 2018). Prior to joining Dollar General, Mr. West was a consultant with Kurt Salmon Associates from July 1994 to August 2005.

Ms. Elliott has served as Senior Vice President and Chief Accounting Officer since December 2015. She joined Dollar General as Senior Vice President and Controller in August 2005. Prior to joining Dollar General, she served as Vice President and Controller of Big Lots, Inc. from May 2001 to August 2005, and as Vice President and Controller for Jitney-Jungle Stores of America, Inc. from April 1998 to March 2001. Prior to serving at Jitney-Jungle, she practiced public accounting for 12 years, 6 of which were with Ernst & Young LLP.

Involvement in Legal Proceedings. Ms. Dilts served as Executive Vice President and Chief Financial Officer at Francesca's Holdings Corporation from April 2016 until July 2019. On December 3, 2020, Francesca's Holdings Corporation filed voluntary petitions for relief under Chapter 11 of Title 11 of the Bankruptcy Code. The Chapter 11 Plan of Liquidation was confirmed on July 20, 2021.


PART II


ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on the New York Stock Exchange under the symbol "DG." On March 19, 2025, there were approximately 2,601 shareholders of record of our common stock.

Dividends

We have paid quarterly cash dividends since 2015. Our current quarterly cash dividend is $0.59 per share. While our Board of Directors currently expects to continue regular quarterly cash dividends, the declaration and amount of future cash dividends are subject to the Board's sole discretion and will depend upon, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, excess debt capacity, and other factors that the Board may deem relevant in its sole discretion.

ITEM 6. [RESERVED]

Not applicable.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis should be read with, and is qualified in its entirety by, the Consolidated Financial Statements and the notes thereto. It also should be read in conjunction with the Cautionary Disclosure Regarding Forward-Looking Statements and the Risk Factors disclosures set forth in the Introduction and in Item 1A of this report, respectively.

Executive Overview

We are the largest discount retailer in the United States by number of stores, with 20,662 stores located in 48 U.S. states and Mexico as of February 28, 2025, with the greatest concentration of stores in the southern, southwestern, midwestern and eastern United States. Our first stores in Mexico opened in 2023. We offer a broad selection of merchandise, including consumable products such as food, paper and cleaning products, health and beauty products and pet supplies, and non-consumable products such as seasonal merchandise, home decor and domestics, and basic apparel. Our merchandise includes national brands from leading manufacturers, as well as our own private brand selections with prices often at substantial discounts to national brands. We offer our customers these national brand and private brand products at everyday low prices (typically $10 or less) in our convenient small-box locations.

We believe our convenient store formats, locations, and broad selection of high-quality products at compelling values have driven our substantial growth and financial success over the years and through a variety of economic cycles. We are mindful that the majority of our customers are value-conscious, and many have low and/or fixed incomes. As a result, we are intensely focused on helping our customers make the most of their spending dollars. The primary macroeconomic factors that affect our core customers include unemployment and underemployment rates, inflation, wage growth, changes in U.S. and global trade policy, and changes in U.S. government policy and assistance programs (including cost of living adjustments), such as SNAP, unemployment benefits, and economic stimulus programs. Finally, significant unseasonable or unusual weather patterns or extreme weather can impact customer shopping behaviors.

Our core customers are often among the first to be affected by negative or uncertain economic conditions and among the last to feel the effects of improving economic conditions, particularly when trends are inconsistent and of an uncertain duration. Our customers continue to feel constrained in the current macroeconomic environment and to experience elevated expenses that generally comprise a large portion of their household budgets, such as rent, healthcare, energy and fuel prices, as well as cost inflation in frequently purchased household products (including food), which we expect will continue to pressure our customers' spending overall and particularly in our non-consumables categories. This pressure contributed to a heavier promotional environment in the second half of 2024 compared to the prior year, and we expect a promotional environment in 2025 similar to that in 2024.

We remain committed to our long-term operating priorities as we consistently strive to improve our performance while retaining our customer-centric focus. These priorities include: 1) driving profitable sales growth, 2) capturing growth opportunities, 3) enhancing our position as a low-cost operator, and 4) investing in the growth and development of our teams.

We seek to drive profitable sales growth through initiatives aimed at increasing customer traffic and average transaction amount. Historically, sales in our consumables category, which tend to have lower gross margins, have been the key drivers of net sales and customer traffic, while sales in our non-consumables categories, which tend to have higher gross margins, have been the key drivers of more profitable sales growth and average transaction amount. Our sales mix has continued to shift toward consumables, which currently constitutes a historically high proportion of our sales mix. Certain of our initiatives are intended to address this sales mix trend; however, there can be no assurances that these efforts will be successful.

As we work to provide everyday low prices and meet our customers' affordability needs, we remain focused on enhancing our margins through inventory shrink and damage reduction initiatives, as well as pricing and markdown optimization, effective category management and inventory reduction efforts, distribution and transportation efficiencies, private brands penetration and global sourcing. Several of our strategic and other sales-driving initiatives are also designed to capture growth opportunities and are discussed in more detail below.

Throughout 2024, we continued to experience significant levels of inventory shrink and damages. While we anticipate that both shrink and damages will remain elevated in 2025, particularly when compared to fiscal years immediately preceding fiscal year 2023, we continue to take actions designed to reduce their impact and believe we will make progress in reducing our shrink and damages levels in 2025.

We continue to implement and invest in certain strategic initiatives that we believe will help drive profitable sales growth with both new and existing customers and capture long-term growth opportunities. Such opportunities include providing our customers with a variety of shopping access points and even greater value and convenience by leveraging and developing digital tools and technology, such as our Dollar General app, which contains a variety of tools to enhance the in-store shopping experience. We remain focused on enhancing both the in-store and digital shopping experience, while driving operational efficiency. Our partnership with a third-party delivery service is available in the majority of our stores, providing added convenience and incremental sales. Additionally, in September 2024, we partnered with the same third-party provider to fully execute a same-day home delivery offering through our DG app and website in a limited number of stores. We believe we can significantly expand this offering to additional stores in 2025. Furthermore, we believe these efforts will contribute to the continued to growth of our DG Media Network, our platform that connects brand partners with our customers.

In 2025, we are expanding our efforts to improve the performance and profitability of our mature stores through the rollout of an incremental remodel program, Project Elevate. This partial-remodel initiative is designed to refresh and optimize the merchandising in our stores, and in turn, enhance the shopping experience for our customers, while also mitigating future repairs and maintenance expense. Project Elevate remodels are incremental to our full-remodel program, Project Renovate.

We also remain focused on capturing growth opportunities. In 2024, we opened a total of 725 new stores, including five stores in Mexico, remodeled 1,621 stores, and relocated 85 stores. In 2025, we plan to open approximately 575 new stores (as well as up to 15 stores in Mexico), fully remodel approximately 2,000 stores through Project Renovate, partially remodel 2,250 stores through Project Elevate, and relocate approximately 45 stores, for a total of 4,885 real estate projects.

During the fourth quarter of 2024, we initiated a store portfolio optimization review of our Dollar General and pOpshelf bannered stores, which involved identifying stores for closure or re-bannering based on an evaluation of individual store performance, expected future performance, and operating conditions, among other factors. As a result of this review, we plan to close 96 Dollar General stores and 45 pOpshelf stores, and convert an additional six pOpshelf stores to Dollar General stores in the first quarter of 2025. See Note 12 to the consolidated financial statements for more detail on the store portfolio optimization, impairment and related charges.

pOpshelf is a unique retail concept focused on categories such as seasonal and home décor, health and beauty, home cleaning supplies, and party and entertainment goods. In light of the softer discretionary sales environment, we previously converted certain pOpshelf stores to Dollar General stores, and do not believe opening new stores in 2025 is a prudent use of capital. At the end of 2024, we operated 231 standalone pOpshelf stores. Following the completion of the pOpshelf store closures and conversions discussed above, we will operate 180 pOpshelf stores. In addition, we recorded a significant impairment expense to reflect the updated fair value of pOpshelf assets. We are taking focused action in 2025 to improve the performance of pOpshelf stores, and will continue to evaluate the brand and whether we are seeing the desired impact of these activities and optimization, although there can be no assurances that our efforts will be successful.

We expect store format innovation to allow us to capture additional growth opportunities as we continue to utilize the most productive of our various Dollar General store formats based on the specific market opportunity. In 2025 we expect the significant majority of the stores to be predominantly in one of our 8,500 square foot formats. This format allows for expanded high-capacity-cooler counts, an extended queue line, and a broader product assortment, including an enhanced non-consumable offering, a larger health and beauty section, and produce in select stores.

We are always seeking ways to reduce or control costs that do not affect our customers' shopping experiences. We plan to continue enhancing this position over time while employing ongoing cost discipline to reduce certain expenses as a percentage of sales. Nonetheless, we seek to maintain flexibility to invest in the business as necessary to enhance our long-term competitiveness and profitability. From time to time, our strategic initiatives, including without limitation those discussed above, have required and may continue to require us to incur upfront expenses for which there may not be an immediate return in terms of sales or enhanced profitability.

Certain of our operating expenses, such as wage rates, occupancy costs and depreciation and amortization, have continued to increase in recent years, due primarily to market forces such as labor availability, increases in minimum wage rates, inflation and increases in property rents and interest rates. Significant or rapid increases to federal, state or local minimum wage rates or salary levels could significantly adversely affect our earnings if we are not able to otherwise offset these increased labor costs elsewhere in our business.

While the overall growth rate of inflation moderated over the second half of 2024, we believe ongoing inflationary pressures could continue to affect our operating results and our vendors and customers. Moreover, increases in market interest rates have had a negative impact on our interest expense. Both inflation and higher interest rates have significantly increased new store opening costs and occupancy costs, and while we continue to have strong new store returns and plan to grow our store base significantly in 2025, these increased costs have negatively impacted our projected new store returns and influenced our new store growth plans.

Our teams are a competitive advantage, and we proactively seek ways to continue investing in their development. Our goal is to create an environment that attracts, develops, and retains talented personnel, particularly at the store manager level, as employees who are promoted from within our company generally have longer tenures and are greater contributors to improvements in our financial performance. We are taking actions designed to reduce our higher than targeted store manager turnover, including through budgeting and allocation of labor hours, simplifying in-store activities, and reducing excess inventory.

To further enhance shareholder returns, we pay a quarterly cash dividend. The declaration and amount of future dividends are subject to Board discretion and approval, although we currently expect to continue paying quarterly cash dividends. As planned, to preserve our investment grade credit rating and maintain financial flexibility, we did not repurchase any shares during 2024 under our share repurchase program and do not plan to repurchase shares during 2025.

We utilize key performance indicators, which are defined below, in the management of our business including same-store sales, average sales per square foot, and inventory turnover. We use these measures to maximize profitability and for decisions about the allocation of resources. Each of these measures is commonly used by investors in retail companies to measure the health of the business.

Same-store sales. Same-store sales are calculated based upon our stores that were open at least 13 full fiscal months and remain open at the end of the reporting period. We include stores that have been remodeled, expanded or relocated in our same-store sales calculation. Changes in same-store sales are calculated based on the comparable 52 calendar weeks in the current and prior years. The method of calculating same-store sales varies across the retail industry. As a result, our calculation of same-store sales is not necessarily comparable to similarly titled measures reported by other companies.

Average sales per square foot. Average sales per square foot is calculated based on total sales for the preceding 12 months as of the ending date of the reporting period divided by the average selling square footage during the period, including the end of the fiscal year, the beginning of the fiscal year, and the end of each of our three interim fiscal quarters.

Inventory turnover. Inventory turnover is calculated based on total cost of goods sold for the preceding four quarters divided by the average inventory balance as of the ending date of the reporting period, including the end of the fiscal year, the beginning of the fiscal year, and the end of each of our three interim fiscal quarters.

A continued focus on our four operating priorities as discussed above, and other impacts as discussed below, resulted in the following overall operating and financial performance in 2024 as compared to 2023. Basis points, as referred to below, are equal to 0.01% as a percentage of net sales.

- Net sales in 2024 increased 5.0%. Sales in same-stores increased 1.4%, primarily due to an increase in customer traffic. Average sales per square foot in 2024 and 2023 were $263 and $264, respectively.

- The gross profit rate decreased by 70 basis points due primarily to increased inventory markdowns, a greater proportion of sales coming from the consumables category and increased inventory damages.

- SG&A as a percentage of sales increased by 140 basis points primarily due to impairment charges totaling $214.2 million related to the store portfolio optimization review and increases in retail labor, depreciation and amortization and store occupancy costs.

- Operating profit decreased 29.9% to $1.71 billion in 2024 compared to $2.45 billion in 2023.

- Interest expense, net decreased by $52.5 million in 2024 primarily due to higher average cash balances and the repayment of long-term debt.

- The change in the effective income tax rate to 21.8% in 2024 from 21.6% in 2023 was primarily due to a higher state effective tax rate and a decreased benefit from stock-based compensation partially offset by the effect of certain rate-impacting items on lower earnings before taxes compared to 2023.

- We reported net income of $1.13 billion, or $5.11 per diluted share, for 2024 compared to net income of $1.66 billion, or $7.55 per diluted share, for 2023.

- We generated approximately $2.996 billion of cash flows from operating activities in 2024, an increase of 25.3% compared to 2023.

- Inventory turnover was 4.1 times, and inventories decreased 6.9% on a per store basis compared to 2023.

Readers should refer to the detailed discussion of our operating results below for additional comments on financial performance in the current year as compared with the prior years presented.

Results of Operations

Accounting Periods. The following text contains references to years 2024, 2023, and 2022, which represent fiscal years ended January 31, 2025, February 2, 2024, and February 3, 2023, respectively. Our fiscal year ends on the Friday closest to January 31. Fiscal years 2024 and 2023 were 52-week accounting periods and fiscal year 2022 was a 53-week accounting period.

Seasonality. The nature of our business is somewhat seasonal. Primarily because of sales of Christmas-related merchandise, operating profit in our fourth quarter (November, December and January) has historically been higher than operating profit achieved in each of the first three quarters of the fiscal year. However, more recently, and in particular fiscal years 2023 and 2024, this has not been the case. Expenses, and to a greater extent operating profit, vary by quarter. Results of a period shorter than a full year may not be indicative of results expected for the entire year. Furthermore, the seasonal nature of our business may affect comparisons between periods.

The following table contains results of operations data for fiscal years 2024, 2023, and 2022, and the dollar and percentage variances among those years.

(amounts in millions, except per share amounts)	2024	2023	2022	2024 vs. 2023 Amount Change	% Change	2023 vs. 2022 Amount Change	% Change
Net sales by category:							
Consumables	$ 33,370.9	$ 31,342.6	$ 30,155.2	$ 2,028.3	6.5 %	$ 1,187.4	3.9 %
% of net sales	82.17 %	81.01 %	79.68 %				
Seasonal	4,073.3	4,083.8	4,182.8	(10.5)	(0.3)	(99.0)	(2.4)
% of net sales	10.03 %	10.55 %	11.05 %				
Home products	2,074.4	2,163.8	2,332.4	(89.4)	(4.1)	(168.6)	(7.2)
% of net sales	5.11 %	5.59 %	6.16 %				
Apparel	1,093.7	1,101.4	1,174.4	(7.7)	(0.7)	(73.0)	(6.2)
% of net sales	2.69 %	2.85 %	3.10 %				
Net sales	$ 40,612.3	$ 38,691.6	$ 37,844.9	$ 1,920.7	5.0 %	$ 846.7	2.2 %
Cost of goods sold	28,594.8	26,972.6	26,024.8	1,622.2	6.0	947.8	3.6
% of net sales	70.41 %	69.71 %	68.77 %				
Gross profit	12,017.5	11,719.0	11,820.1	298.5	2.5	(101.1)	(0.9)
% of net sales	29.59 %	30.29 %	31.23 %				
Selling, general and administrative expenses	10,303.4	9,272.7	8,491.8	1,030.7	11.1	780.9	9.2
% of net sales	25.37 %	23.97 %	22.44 %				
Operating profit	1,714.1	2,446.3	3,328.3	(732.2)	(29.9)	(882.0)	(26.5)
% of net sales	4.22 %	6.32 %	8.79 %				
Interest expense, net	274.3	326.8	211.3	(52.5)	(16.1)	115.5	54.7
% of net sales	0.68 %	0.84 %	0.56 %				
Other (income) expense	—	—	0.4	—	—	(0.4)	—
% of net sales	0.00 %	0.00 %	0.00 %				
Income before income taxes	1,439.8	2,119.5	3,116.6	(679.8)	(32.1)	(997.1)	(32.0)
% of net sales	3.55 %	5.48 %	8.24 %				
Income tax expense	314.5	458.2	700.6	(143.7)	(31.4)	(242.4)	(34.6)
% of net sales	0.77 %	1.18 %	1.85 %				
Net income	$ 1,125.3	$ 1,661.3	$ 2,416.0	$ (536.0)	(32.3)%	$ (754.7)	(31.2)%
% of net sales	2.77 %	4.29 %	6.38 %				
Diluted earnings per share	$ 5.11	$ 7.55	$ 10.68	$ (2.44)	(32.3)%	$ (3.13)	(29.3)%

Net Sales. The net sales increase in 2024 was primarily due to sales from new stores and an increase in same-store sales of 1.4% compared to 2023, partially offset by the impact of store closures. The increase in same-store sales reflects a 1.1% increase in customer traffic and a 0.3% increase in average transaction amount. The increase in average transaction amount was driven by higher average item retail prices and an increase in items per transaction. Same-store sales increased in the consumables category and declined in the home products, seasonal and apparel categories. In 2024, our 19,633 same-stores accounted for sales of $38.8 billion.

The net sales increase in 2023 was primarily due to sales from new stores and an increase in same-store sales of 0.2% compared to 2022, partially offset by the impact of store closures. Net sales for the 53rd week of fiscal 2022 were $678.1 million. The increase in same-store sales reflects an increase in customer traffic, partially offset by a decrease in the average transaction amount. The decrease in average transaction amount was driven by a decline in items per transaction, partially offset by higher average item retail prices. Same-store sales increased in the consumables category, and declined in the home products, seasonal and apparel categories. In 2023, our 18,763 same-stores accounted for sales of $36.9 billion.

Gross Profit. In 2024, gross profit increased by 2.5%, and as a percentage of net sales decreased by 70 basis points to 29.6% compared to 2023, primarily driven by increased markdowns, a greater proportion of sales coming from the consumables category and increased inventory damages, partially offset by decreased transportation costs.

In 2023, gross profit decreased by 0.9%, and as a percentage of net sales decreased by 94 basis points to

30.3% compared to 2022, primarily driven by increased shrink and inventory markdowns, lower inventory markups, a higher proportion of lower margin consumables sales, and increased damages. Partially offsetting the factors which decreased our overall gross profit rate were a lower LIFO provision and decreased transportation costs.

SG&A. SG&A as a percentage of net sales was 25.4% in 2024 compared to 24.0% in 2023, an increase of 140 basis points. The increase reflects fourth quarter impairment charges totaling $214.2 million related to the store portfolio optimization review as discussed above in the Executive Summary and Note 12 to the consolidated financial statements. Other expenses that were higher as a percentage of net sales in 2024 were retail labor, depreciation and amortization, store occupancy costs and incentive compensation.

SG&A as a percentage of net sales was 24.0% in 2023 compared to 22.4% in 2022, an increase of 153 basis points. The primary expenses that were higher as a percentage of net sales in 2023 were retail labor, store occupancy costs, depreciation and amortization, repairs and maintenance, and other services purchased, including debt and credit card transaction fees, which were partially offset by a decrease in incentive compensation.

Interest Expense, net. Interest expense, net decreased $52.5 million to $274.3 million in 2024 compared to 2023 due to higher average cash balances and the repayment of long-term debt. Interest expense, net increased $115.5 million to $326.8 million in 2023 compared to 2022, primarily due to higher outstanding borrowings and higher interest rates. See the detailed discussion under "Liquidity and Capital Resources" regarding the financing of various long-term obligations.

Income Taxes. The effective income tax rate for 2024 was 21.8% compared to a rate of 21.6% for 2023 which represents a net increase of 0.2 percentage points. The effective tax rate was higher in 2024 primarily due to a higher state effective tax rate and a decreased benefit from stock-based compensation partially offset by the effect of certain rate-impacting items on lower earnings before taxes.

The effective income tax rate for 2023 was 21.6% compared to a rate of 22.5% for 2022 which represents a net decrease of 0.9 percentage points. The effective tax rate was lower in 2023 primarily due to the effect of certain rate-impacting items (such as federal tax credits) on lower earnings before taxes and a lower state effective rate resulting from increased recognition of state tax credits.

Effects of Inflation

In 2024 and 2023, we experienced moderate increases in product costs due to lower rates of inflation. In addition, we continued to experience elevated but relatively stable costs of building materials and certain of our other capital costs. In 2022, we experienced higher rates of inflation affecting product costs, the costs of building materials and certain of our other capital costs.

Liquidity and Capital Resources

Current Financial Condition and Recent Developments

During the past three years, we have generated an aggregate of approximately $7.4 billion in cash flows from operating activities and incurred approximately $4.6 billion in capital expenditures. During that period, we expanded the number of stores we operate by 2,464, representing store growth of approximately 14%, and we remodeled or relocated 5,764 stores, or approximately 32% of the stores we operated as of the beginning of the three-year period. In 2025, we intend to pursue accelerated growth in remodels, including Project Elevate, with slower growth for new stores and fewer relocations.

At January 31, 2025, we had a $2.375 billion unsecured revolving credit agreement (the "Revolving Facility"), $6.2 billion aggregate principal amount of senior notes, and a commercial paper program that may provide borrowing availability of up to $2.0 billion. At January 31, 2025, we had total consolidated outstanding debt (including the current portion of long-term obligations) of $6.2 billion, most of which was in the form of senior notes. All of our material borrowing arrangements are described in greater detail below. Our borrowing availability under the Revolving Facility may be effectively limited by our commercial paper notes ("CP Notes") as further described below. The information contained in Note 5 to the consolidated financial statements contained in Part II, Item 8 of this report is incorporated herein by reference.

We believe our cash flow from operations, and our existing cash balances, combined with availability under the Revolving Facility, CP Notes and access to the debt markets, will provide sufficient liquidity to fund our current obligations, projected working capital requirements, capital spending and anticipated dividend payments for a period that includes the next twelve months as well as the next several years. However, our ability to maintain sufficient liquidity may be affected by numerous factors, many of which are outside of our control. Depending on our liquidity levels, conditions in the capital markets and other factors, we may from time to time consider the issuance of debt, equity or other securities, the proceeds of which could provide additional liquidity for our operations.

For fiscal 2025, we anticipate potential combined borrowings under the Revolving Facility and CP Notes to be a maximum of approximately $400 million outstanding at any one time.

Revolving Facility

On September 3, 2024, we entered into an amended and restated credit agreement which provides for a $2.375 billion unsecured five-year revolving credit facility (the "Revolving Facility") and allows for a subfacility for letters of credit of up to $100 million, of which $70 million is currently committed and $30 million is currently uncommitted. The Revolving Facility also includes a subfacility with an available borrowing capacity of up to $50 million for short-term borrowings referred to as swingline loans. The Revolving Facility is scheduled to mature on September 3, 2029.

Borrowings under the Revolving Facility bear interest at a rate equal to an applicable interest rate margin plus, at our option, either (a) Adjusted Term SOFR (which is Term SOFR (as published by CME Group Benchmark Administration Limited) plus a credit spread adjustment of 0.10%) or (b) a base rate (which is usually equal to the prime rate). The applicable interest rate margin for borrowings as of January 31, 2025 was 1.015% for Adjusted Term SOFR borrowings and 0.015% for base-rate borrowings. We must also pay a facility fee, payable on any used and unused commitment amounts of the Revolving Facility, and customary fees on letters of credit issued under the Revolving Facility. As of January 31, 2025, the facility fee rate was 0.11%. The applicable interest rate margins for borrowings, the facility fees and the letter of credit fees under the Revolving Facility are subject to adjustment from time to time based on our long-term senior unsecured debt ratings.

The credit agreement governing the Revolving Facility contains a number of customary affirmative and negative covenants that, among other things, restrict, subject to certain exceptions, our (and our subsidiaries') ability to: incur additional liens; sell all or substantially all of our assets; consummate certain fundamental changes or change in our lines of business; and incur additional subsidiary indebtedness. The credit agreement governing the Revolving Facility also contains financial covenants which require the maintenance of a minimum fixed charge coverage ratio and a maximum leverage ratio. As of January 31, 2025, we were in compliance with all such covenants. On March 11, 2025, we amended the credit agreement governing the Revolving Facility to increase the maximum leverage ratio and decrease the minimum fixed charge ratio until January 30, 2026, or earlier at our option upon achieving certain financial covenant milestones ("Covenant Relief Period"). During the Covenant Relief Period, we are restricted from repurchasing shares of our common stock and the ability to incur certain additional liens and subsidiary debt is reduced. The credit agreement governing the Revolving Facility also contains customary events of default.

As of January 31, 2025, we had no outstanding borrowings, no outstanding letters of credit, and borrowing availability of $2.375 billion under the Revolving Facility that, due to our intention to maintain borrowing availability related to the commercial paper program described below, could contribute liquidity of $2.18 billion. In addition, we had outstanding letters of credit of $50.9 million which were issued pursuant to separate agreements.

364-Day Revolving Facility

The Company had a 364-day $750 million unsecured revolving credit facility (the "364-Day Revolving

Facility") which expired on January 30, 2024.

Commercial Paper

We may issue the CP Notes from time to time in an aggregate amount not to exceed $2.0 billion outstanding at any time. The CP Notes may have maturities of up to 364 days from the date of issue and rank equal in right of payment with all of our other unsecured and unsubordinated indebtedness. We intend to maintain available commitments under the Revolving Facility in an amount at least equal to the amount of CP Notes outstanding at any time. As of January 31, 2025, our consolidated balance sheet reflected no outstanding unsecured CP Notes. CP Notes totaling $195.0 million were held by a wholly-owned subsidiary and therefore are not reflected in the consolidated balance sheets.

Senior Notes

Our Senior Notes consist of the following issuances:

Maturity	Interest Rate	Aggregate Principal	Discount	Issuance Date	Annual Interest Schedule
		(In millions)			
November 2025	4.150 %	$ 500.0	$ 0.8	October 2015	May 1 and November 1
April 2027	3.875	600.0	0.4	April 2017	April 15 and October 15
November 2027	4.625	550.0	0.5	September 2022	May 1 and November 1
May 2028	4.125	500.0	0.5	April 2018	May 1 and November 1
July 2028	5.200	500.0	0.1	June 2023	January 5 and July 5
April 2030	3.500	1,000.0	0.7	April 2020	April 3 and October 3
November 2032	5.000	700.0	2.4	September 2022	May 1 and November 1
July 2033	5.450	1,000.0	1.6	June 2023	January 5 and July 5
April 2050	4.125	500.0	5.0	April 2020	April 3 and October 3
November 2052	5.500	300.0	0.3	September 2022	May 1 and November 1

The table above is comprised of what is collectively referred to as the Senior Notes, each of which were issued pursuant to an indenture as supplemented and amended by supplemental indentures relating to each series of Senior Notes (as so supplemented and amended, the "Senior Indenture").

We may redeem some or all of the Senior Notes at any time at redemption prices set forth in the Senior Indenture. Upon the occurrence of a change of control triggering event, which is defined in the Senior Indenture, each holder of our Senior Notes has the right to require us to repurchase some or all of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date. We have provided notice to the trustees of our $500.0 million senior unsecured notes scheduled to mature on November 1, 2025, that we intend to redeem the entire principal amount of such notes on April 29, 2025. We expect to use cash on hand for the redemption.

The Senior Indenture contains covenants limiting, among other things, our ability (subject to certain exceptions) to consolidate, merge, or sell or otherwise dispose of all or substantially all of our assets; and our ability and the ability of our subsidiaries to incur or guarantee indebtedness secured by liens on any shares of voting stock of significant subsidiaries.

The Senior Indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on our Senior Notes to become or to be declared due and payable, as applicable.

Rating Agencies

Our credit ratings, as well as future rating agency actions, could (i) impact our ability to finance our operations on satisfactory terms; (ii) affect our financing costs; and (iii) affect our insurance premiums and collateral requirements necessary for our self-insured programs. There can be no assurance that we will maintain or improve our current credit ratings, particularly, if we are unable to lower our leverage ratios to levels and within time frames deemed acceptable to the rating agencies. The credit ratings for our borrowings are as follows:

Rating Agency	Senior unsecured debt rating	Commercial paper rating	Outlook
Moody's	Baa2	P-2	Negative outlook
Standard & Poor's	BBB	A-2	Negative outlook

Future Cash Requirements

The following table summarizes significant estimated future cash requirements under our various contractual obligations and other commitments at January 31, 2025, in total and disaggregated into current (<1 year) and long-term (1 or more years) obligations (in thousands):

Contractual obligations	Payments Due by Period				
	Total	< 1 year	1 - 3 years	3 - 5 years	5+ years
Long-term debt obligations	$ 6,331,076	$ 519,463	$ 1,183,315	$ 1,023,667	$ 3,604,631
Interest(a)	2,460,357	294,311	533,208	398,432	1,234,406
Self-insurance liabilities(b)	334,425	165,085	121,100	45,790	2,450
Operating lease obligations	13,761,782	1,921,426	3,521,529	2,846,911	5,471,916
Subtotal	$ 22,887,640	$ 2,900,285	$ 5,359,152	$ 4,314,800	$ 10,313,403

Commercial commitments(c)	Commitments Expiring by Period				
	Total	< 1 year	1 - 3 years	3 - 5 years	5+ years
Letters of credit	$ 10,458	$ 10,458	$ —	$ —	$ —
Purchase obligations(d)	1,295,661	1,153,619	134,975	7,067	—
Subtotal	$ 1,306,119	$ 1,164,077	$ 134,975	$ 7,067	$ —
Total contractual obligations and commercial commitments	$ 24,193,759	$ 4,064,362	$ 5,494,127	$ 4,321,867	$ 10,313,403

(a) Represents obligations for interest payments on long-term debt and includes projected interest on variable rate long-term debt using 2024 year-end rates and balances. Variable rate long-term debt includes the Revolving Facility (although such facility had a balance of zero as of January 31, 2025), the CP Notes (which had a balance of zero as of January 31, 2025, and which amount is net of $195.0 million held by a wholly-owned subsidiary), and interest rate swaps being accounted for as fair value hedges.

(b) We retain a significant portion of the risk for our workers' compensation, employee health, general liability, property loss, auto liability, and certain third-party landlord claims exposures. As these obligations do not have scheduled maturities, these amounts represent undiscounted estimates based upon actuarial assumptions. Substantially all amounts are reflected on an undiscounted basis in our consolidated balance sheets.

(c) Commercial commitments include information technology license and support agreements, supplies, fixtures, letters of credit for import merchandise, and other inventory purchase obligations.

(d) Purchase obligations include legally binding agreements for software licenses and support, supplies, fixtures, and merchandise purchases (excluding such purchases subject to letters of credit).

Share Repurchase Program

Our common stock repurchase program had a total remaining authorization of approximately $1.38 billion at January 31, 2025. The authorization allows repurchases from time to time in open market transactions, including pursuant to trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or in privately negotiated transactions. The repurchase authorization has no expiration date, and future repurchases will depend on a variety of factors, including price, market conditions, compliance with the covenants and restrictions under our debt agreements, cash requirements, excess debt capacity, results of operations, financial condition and other factors. The repurchase program may be modified or terminated from time to time at the discretion of our Board of Directors. To preserve our investment grade credit rating and maintain financial flexibility, we did not repurchase any shares under this program in 2024 and do not plan to repurchase shares during fiscal 2025. For more detail, see Note 11 to the consolidated financial statements.

Other Considerations

In March 2025, the Board of Directors declared a quarterly cash dividend of $0.59 per share which is payable on or before April 22, 2025 to shareholders of record of our common stock on April 8, 2025. We paid quarterly cash dividends of $0.59 per share in 2024. Although the Board currently expects to continue regular quarterly cash dividends, the declaration and amount of future cash dividends are subject to the Board's sole discretion and will depend upon, among other factors, our results of operations, cash requirements, financial condition, contractual restrictions, excess debt capacity and other factors that our Board may deem relevant in its sole discretion.

Our inventory balance represented approximately 47% of our total assets exclusive of operating lease assets, goodwill, and other intangible assets as of January 31, 2025. Our ability to effectively manage our inventory balances can have a significant impact on our cash flows from operations during a given fiscal year as discussed further below. Inventory purchases are often somewhat seasonal in nature, such as the purchase of warm-weather or Christmas-related merchandise. Efficient management of our inventory has been and continues to be an area of focus for us.

As described in Note 7 to the consolidated financial statements, we are involved in a number of legal actions and claims, some of which could potentially result in material cash payments. Adverse developments in those actions could materially and adversely affect our liquidity.

Cash Flows

Cash flows from operating activities. Cash flows from operating activities were $2.996 billion in 2024, which represents a $604.3 million increase compared to 2023. Changes in merchandise inventories resulted in a $230.2 million increase in our working capital in 2024 compared to the decrease of $299.1 million in 2023 as described in greater detail below. Changes in accounts payable resulted in a $302.9 million increase in our working capital in 2024 compared to a $36.9 million increase in 2023, due primarily to the timing of inventory receipts and related payments. Changes in accrued expenses resulted in a $91.8 million increase in 2024 compared to a $39.2 million decrease in 2023. Net income decreased to $1.1 billion in 2024 as compared to $1.7 billion in 2023. Changes in other noncash losses resulted in a $296.2 million increase as compared to a $89.0 million increase in 2023 primarily due to impairment charges in 2024. Changes in income taxes paid in 2024 compared to 2023 are primarily due to the decrease in pre-tax earnings in 2024 and the timing of payments for income taxes.

Cash flows from operating activities were $2.4 billion in 2023, which represents a $407.2 million increase compared to 2022. Changes in merchandise inventories resulted in a $299.1 million decrease in our working capital in 2023 compared to the decrease of $1.7 billion in 2022 as described in greater detail below. Changes in accounts payable resulted in a $36.9 million increase in our working capital in 2023 compared to a $194.7 million decrease in 2022, due primarily to the timing of inventory receipts and related payments. Net income decreased to $1.7 billion in 2023 as compared to $2.4 billion in 2022. Changes in other noncash losses resulted in a $89.0 million increase as compared to a $530.5 million increase in 2022 primarily due to a lower LIFO provision in 2023. Changes in income taxes including a decrease in cash paid for income taxes in 2023 compared to 2022 are primarily due to the decrease in pre-tax earnings in 2023.

On an ongoing basis, we closely monitor and manage our inventory balances, and they may fluctuate from period to period based on new store openings, the timing of purchases, and other factors. Merchandise inventories decreased by 4% in 2024 and increased by 3% in 2023 and 20% in 2022. The decrease in the 2024 period primarily reflects a decrease in the consumables and home products categories due to inventory reduction efforts and core SKU reductions. Offsetting the inventory decrease in consumables and home products were increases in the seasonal and apparel categories primarily due to an increase in overall store count. Percent and dollar changes in our four inventory categories for the past three years were as follows:

	For the Year Ended					
Increase (decrease)	January 31, 2025		February 2, 2024		February 3, 2023	
Consumables	$ (287.4)	(6)%	$ 744.5	20 %	$ 367.8	11 %
Seasonal	14.7	1	(207.1)	(13)	455.5	42
Home products	(18.3)	(2)	(291.3)	(28)	315.4	43
Apparel	8.0	2	(12.6)	(4)	7.8	2

Cash flows from investing activities. Significant components of property and equipment purchases included the following approximate amounts:

	For the Year Ended		
(amounts in millions, except store count amounts)	January 31, 2025	February 2, 2024	February 3, 2023
Existing stores improvements, upgrades, remodels, and relocations	$ 605.3	$ 683.4	$ 588.5
Distribution and transportation-related capital expenditures	342.9	542.4	478.7
New stores primarily for leasehold improvements, fixtures and equipment	295.9	390.2	372.6
Information systems upgrades and technology-related projects	52.2	67.1	62.2
Other	13.6	17.1	58.6
Total purchases of property and equipment	$ 1,309.9	$ 1,700.2	$ 1,560.6
Store Counts			
New stores	725	987	1,039
Remodeled or relocated	1,706	2,136	1,922

Capital expenditures during 2025 are projected to be in the range of $1.3 billion to $1.4 billion. We anticipate funding 2025 capital requirements with a combination of some or all of the following: existing cash balances, cash flows from operations, availability under our Revolving Facility and/or the issuance of additional CP Notes. We plan to continue to invest in store growth and development with approximately 575 new stores in the United States and up to 15 new stores in Mexico and approximately 4,295 remodels or relocations, including fully remodeling approximately 2,000 stores through Project Renovate, remodeling approximately 2,250 through Project Elevate, and relocating approximately 45 stores. Capital expenditures in 2025 are anticipated to support our store growth as well as our remodel and relocation initiatives, including capital outlays for leasehold improvements, fixtures and equipment; the construction of new stores; costs to support and enhance our supply chain initiatives for existing distribution center facilities and replacement of certain transportation related assets; technology initiatives; as well as routine and ongoing capital requirements.

Cash flows from financing activities. During the 2024 period we had repayments of long-term obligations of $770.2 million. We paid cash dividends of $519.0 million and did not repurchase shares of our common stock.

In 2023, we received proceeds from the issuance of long-term debt of $1.5 billion. Net commercial paper borrowings decreased by $1.5 billion, and we received and repaid $500.0 million under the 364-Day Revolving Facility. We paid cash dividends of $518.0 million and did not repurchase shares of our common stock.

In 2022, we received proceeds from the issuance of long-term debt of $2.3 billion, and our repayments of long-term debt totaled $911.3 million. Net commercial paper borrowings increased by $1.4 billion, and we had no borrowings or repayments under the Revolving Facility or the 364-Day Revolving Facility. We repurchased 11.6 million shares of our common stock at a total cost of $2.7 billion and paid cash dividends of $493.7 million.

Critical Accounting Policies and Estimates

The preparation of financial statements in accordance with generally accepted accounting principles in the United States ("U.S. GAAP") requires management to make estimates and assumptions that affect reported amounts and related disclosures. In addition to the estimates presented below, there are other items within our financial statements that require estimation but are not deemed critical as defined below. We believe these estimates are reasonable and appropriate. However, if actual experience differs from the assumptions and other considerations used, the resulting changes could have a material effect on the financial statements taken as a whole.

Management believes the following policies and estimates are critical because they involve significant judgments, assumptions, and estimates. Management has discussed the development and selection of the critical accounting estimates with the Audit Committee of our Board of Directors, and the Audit Committee has reviewed the disclosures presented below relating to those policies and estimates. See Note 1 to the consolidated financial statements for a detailed discussion of our principal accounting policies.

Merchandise Inventories. Merchandise inventories are stated at the lower of cost or market ("LCM") with cost determined using the retail last in, first out ("LIFO") method. We use the retail inventory method ("RIM") to calculate gross profit and the resulting valuation of inventories at cost, which are computed utilizing a calculated cost-to-retail inventory ratio to the retail value of sales at an inventory department level. We apply the RIM to these departments, which are groups of products that are fairly uniform in terms of cost, selling price relationship and turnover. The RIM will result in valuing inventories at LCM if permanent markdowns are recorded timely as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain management judgments and estimates that may impact the ending inventory valuation at cost, as well as the gross profit recognized. These judgments include ensuring departments consist of similar products, recording estimated shrinkage between physical inventories, and timely recording of markdowns needed to sell inventory.

Factors considered in the determination of markdowns include current and anticipated demand based on changes in competitors' practices, consumer preferences, consumer spending, significant weather events and unseasonable weather patterns. Certain of these factors are outside of our control and may result in greater than estimated markdowns to entice consumer purchases of excess inventory. The amount and timing of markdowns may vary significantly from year to year.

We perform physical inventories in a significant majority of our stores on an annual basis. We calculate our shrink provision based on actual physical inventory results during the fiscal period and an accrual for estimated shrink occurring subsequent to a physical inventory through the end of the fiscal reporting period. This accrual is calculated as a percentage of sales at each retail store, at a department level, based on the store's most recent historical shrink rate. From time to time as circumstances may warrant, we consider more recent shrink experience in the calculation of our shrink accrual. The impact of doing so has not been material. To the extent that subsequent physical inventories yield different results than the estimated accrual, our effective shrink rate for a given reporting period will include the impact of adjusting to the actual results.

We believe our estimates and assumptions related to the application of the RIM results in a merchandise inventory valuation that reasonably approximates cost on a consistent basis.

We perform an annual LIFO analysis whereby all merchandise units are considered for inclusion in the index formulation. An actual valuation of inventory under the LIFO method is made at the end of each year based on the inventory levels and costs at that time. In contrast, interim LIFO calculations are based on management's annual estimates of sales, the rate of inflation or deflation, and year-end inventory levels. We also perform analyses for determining obsolete inventory, adjusting inventory on a quarterly basis to an LCM value based on various management assumptions including estimated below cost markdowns not yet recorded, but required to liquidate such inventory in future periods.

Impairment of Long-lived Assets. Long-lived assets, including right of use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The evaluation is performed primarily at the store level, which is the lowest level of identifiable cash flows that are largely independent of cash flows of other assets and liabilities. Impairment of long-lived assets results when the carrying value of the assets exceeds the estimated undiscounted future cash flows generated by the assets. Our estimate of undiscounted future store cash flows is based upon historical operations of the stores and estimates of future profitability which encompasses many factors that are subject to variability and are difficult to predict. If a long-lived asset is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset's estimated fair value. The fair value is estimated based primarily upon projected future cash flows (discounted at our credit adjusted risk-free rate) or other reasonable estimates of fair market value. Changes in these estimates, assumptions or projections could materially affect the determination of fair value or impairment.

Insurance Liabilities. We retain a significant portion of the risk for our workers' compensation, employee health, general liability, property loss, auto liability and certain third-party landlord claim exposures. These represent significant costs primarily due to our large employee base and number of stores. Provisions are made for these liabilities on an undiscounted basis. Certain of these liabilities are based on actual claim data and estimates of incurred but not reported claims developed using actuarial methodologies based on historical claim trends, which have been and are anticipated to continue to be materially accurate. If future claim trends deviate from recent historical patterns, or other unanticipated events affect the number and significance of future claims, we may be required to record additional expenses or expense reductions, which could be material to our future financial results.

Contingent Liabilities – Income Taxes. Income tax reserves are determined using the methodology established by accounting standards relating to uncertainty in income taxes. These standards require companies to assess each income tax position taken using a two-step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and liabilities to be estimated based on provisions of the tax law which may be subject to change or varying interpretation. If our determinations and estimates prove to be inaccurate, the resulting adjustments could be material to our future financial results.

Lease Accounting. Lease liabilities are recorded at a discount based upon our estimated collateralized incremental borrowing rate which involves significant judgments and estimates. Factors incorporated into the calculation of lease discount rates include the valuations and yields of our senior notes, their credit spread over comparable U.S. Treasury rates, and an index of the credit spreads for all North American investment grade companies by rating. To determine an indicative secured rate, we use the estimated credit spread improvement that would result from an upgrade of one ratings classification by tenor. Many of our stores typically carry a primary lease term of up to 15 years with multiple renewal options. We also have stores subject to shorter-term leases and many of these leases also have renewal options. We record single lease expense on a straight-line basis over the lease term including any option periods that are reasonably certain to be renewed, commencing on the date that we take physical possession of the property from the landlord. Tenant allowances, to the extent received, are recorded as a reduction of the right of use asset. Improvements of leased properties are amortized over the shorter of the life of the applicable lease term or the estimated useful life of the asset.

Share-Based Payments. Our stock option awards are valued on an individual grant basis using the Black-Scholes-Merton closed form option pricing model. We believe that this model fairly estimates the value of our stock option awards. The application of this valuation model involves assumptions that are judgmental in the valuation of stock options, which affects compensation expense related to these options. These assumptions include the term that the options are expected to be outstanding, the historical volatility of our stock price, applicable interest rates and the dividend yield of our stock. Other factors involving judgments that affect the expensing of share-based payments include estimated forfeiture rates of share-based awards. Historically, these estimates have been materially accurate;

however, if our estimates differ materially from actual experience, we may be required to record additional expense or reductions of expense, which could be material to our future financial results.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Financial Risk Management

We are exposed to market risk primarily from adverse changes in interest rates and commodity prices. To minimize this risk, we may periodically use financial instruments, including derivatives. All derivative financial instrument transactions must be authorized and executed pursuant to approval by the Board of Directors. As a matter of policy, we do not buy or sell financial instruments for speculative or trading purposes, and any such derivative financial instruments are intended to be used to reduce risk by hedging an underlying economic exposure. Our objective is to correlate derivative financial instruments and the underlying exposure being hedged, so that fluctuations in the value of the financial instruments are generally offset by reciprocal changes in the value of the underlying economic exposure.

Interest Rate Risk

We are exposed to changes in interest rates as a result of our short-term borrowings, long-term debt, and cash investments. We manage our interest rate risk through the strategic use of fixed and variable interest rate debt and, from time to time, derivative financial instruments. Currently, we are counterparty to certain interest rate swaps with a total notional amount of $350.0 million entered into in May 2021. These swaps are scheduled to mature in April 2030. Under the terms of these agreements, we swap fixed interest rates on a portion of our 2030 Senior Notes for compounded SOFR rates. In recent years, our principal interest rate exposure has been from outstanding borrowings under our Revolving Facility as well as our commercial paper program. As of January 31, 2025, we had no consolidated commercial paper borrowings and no borrowings outstanding under our Revolving Facility. For a detailed discussion of our Revolving Facility and our commercial paper program, see Note 5 to the consolidated financial statements.

A change in interest rates on variable rate debt impacts our pre-tax earnings and cash flows; whereas a change in interest rates on fixed rate debt impacts the economic fair value of debt but not our pre-tax earnings and cash flows.

At January 31, 2025, our primary interest rate exposure was from changes in interest rates on our variable rate investment holdings, which are classified as cash and cash equivalents in our consolidated financial statements. The increase in cash and cash equivalents was driven primarily from cash from operations. Based on our outstanding variable rate cash and debt balances as of January 31, 2025, the net annualized effect of a one percentage point decrease in interest rates would have resulted in a pre-tax reduction of our earnings and cash flows of approximately $3.5 million in 2024.

At February 2, 2024, our primary interest rate exposure was from changes in interest rates which affect our variable rate debt. Based on our outstanding variable rate debt as of February 2, 2024, after giving consideration to our interest rate swap agreements, the annualized effect of a one percentage point increase in variable interest rates would have resulted in a pretax reduction of our earnings and cash flows of approximately $3.5 million in 2023.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Dollar General Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Dollar General Corporation and subsidiaries (the Company) as of January 31, 2025 and February 2, 2024, the related consolidated statements of income, comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended January 31, 2025, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at January 31, 2025 and February 2, 2024, and the results of its operations and its cash flows for each of the three years in the period ended January 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of January 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 21, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosure to which it relates.

Estimate of Workers' Compensation and General Liability Reserves

Description of the Matter	The Company records expenses and reserves for workers' compensation matters related to alleged work-related employee accidents and injuries, as well as general liability matters related to alleged non-employee incidents and injuries. At January 31, 2025, the Company's reserves for self-insurance risks were $334.4 million, which includes workers' compensation and general liability reserves. As discussed in Note 1 of the consolidated financial statements, the Company retains a significant portion of risk related to its workers' compensation and general liability exposures. Accordingly, provisions are recorded for the Company's estimates of such losses. The undiscounted future claim costs for the workers' compensation and general liability exposures are estimated using actuarial methods.
	Auditing management's assessment of the recorded workers' compensation and general liability self-insurance exposure reserves was complex and judgmental due to the significant assumptions required in projecting the exposure on incurred claims (including those which have not been reported to the Company). In particular, the estimate was sensitive to significant assumptions such as loss development factors, trend factors, and pure loss rates.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls over the Company's accounting for these self-insurance exposures. For example, we tested controls over the appropriateness of the assumptions management used in the calculation and the completeness and accuracy of the data underlying the reserves.
	To test the Company's determination of the estimated required workers' compensation and general liability self-insurance reserves, we performed audit procedures that included, among others, assessing the actuarial valuation methodologies utilized by management, testing the significant assumptions discussed above, testing the completeness and accuracy of the underlying data used by the Company in its evaluation, and testing the mathematical accuracy of the calculations. We also compared the significant assumptions used by management to industry accepted actuarial assumptions, reassessed the accuracy of management's historical estimates utilized in prior period evaluations, and utilized an actuarial valuation specialist to assist in assessing the valuation methodologies and significant assumptions used in the valuation analysis, as well as to compare the Company's recorded reserve to an independently developed range of actuarial reserves.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2001.
Nashville, Tennessee
March 21, 2025

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share amounts)

	January 31, 2025	February 2, 2024
ASSETS		
Current assets:		
Cash and cash equivalents	$ 932,576	$ 537,283
Merchandise inventories	6,711,242	6,994,266
Income taxes receivable	127,132	112,262
Prepaid expenses and other current assets	392,975	366,913
Total current assets	8,163,925	8,010,724
Net property and equipment	6,209,481	6,087,722
Operating lease assets	11,163,763	11,098,228
Goodwill	4,338,589	4,338,589
Other intangible assets, net	1,199,700	1,199,700
Other assets, net	57,275	60,628
Total assets	$ 31,132,733	$ 30,795,591
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term obligations	$ 519,463	$ 768,645
Current portion of operating lease liabilities	1,460,114	1,387,083
Accounts payable	3,833,133	3,587,374
Accrued expenses and other	1,045,856	971,890
Income taxes payable	10,136	10,709
Total current liabilities	6,868,702	6,725,701
Long-term obligations	5,719,025	6,231,539
Long-term operating lease liabilities	9,764,783	9,703,499
Deferred income taxes	1,103,701	1,133,784
Other liabilities	262,815	251,949
Commitments and contingencies		
Shareholders' equity:		
Preferred stock	—	—
Common stock; $0.875 par value, 1,000,000 shares authorized, 219,939 and 219,663 shares issued and outstanding at January 31, 2025 and February 2, 2024, respectively	192,447	192,206
Additional paid-in capital	3,812,590	3,757,005
Retained earnings	3,405,683	2,799,415
Accumulated other comprehensive income (loss)	2,987	493
Total shareholders' equity	7,413,707	6,749,119
Total liabilities and shareholders' equity	$ 31,132,733	$ 30,795,591

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(In thousands, except per share amounts)

	For the Year Ended		
	January 31, 2025	February 2, 2024	February 3, 2023
Net sales	$ 40,612,308	$ 38,691,609	$ 37,844,863
Cost of goods sold	28,594,811	26,972,585	26,024,765
Gross profit	12,017,497	11,719,024	11,820,098
Selling, general and administrative expenses	10,303,423	9,272,724	8,491,796
Operating profit	1,714,074	2,446,300	3,328,302
Interest expense, net	274,320	326,781	211,273
Other (income) expense	—	—	415
Income before income taxes	1,439,754	2,119,519	3,116,614
Income tax expense	314,501	458,245	700,625
Net income	$ 1,125,253	$ 1,661,274	$ 2,415,989
Earnings per share:			
Basic	$ 5.12	$ 7.57	$ 10.73
Diluted	$ 5.11	$ 7.55	$ 10.68
Weighted average shares outstanding:			
Basic	219,877	219,415	225,148
Diluted	220,027	219,938	226,297
Dividends per share	$ 2.36	$ 2.36	$ 2.20

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In thousands)

	For the Year Ended		
	January 31, 2025	February 2, 2024	February 3, 2023
Net income	$ 1,125,253	$ 1,661,274	$ 2,415,989
Unrealized net gain (loss) on hedged transactions and currency translation, net of related income tax expense (benefit) of ($11), $31, and $353, respectively.	2,494	450	1,235
Comprehensive income	$ 1,127,747	$ 1,661,724	$ 2,417,224

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

(In thousands except per share amounts)

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balances, January 28, 2022	230,016	$ 201,265	$ 3,587,914	$ 2,473,999	$ (1,192)	$ 6,261,986
Net income	—	—	—	2,415,989	—	2,415,989
Dividends paid, $2.20 per common share	—	—	—	(493,732)	—	(493,732)
Unrealized net gain (loss) on hedged transactions	—	—	—	—	1,235	1,235
Share-based compensation expense. . . .	—	—	72,712	—	—	72,712
Repurchases of common stock	(11,643)	(10,188)	—	(2,737,826)	—	(2,748,014)
Excise tax incurred on common stock repurchases.	—	—	—	(2,290)	—	(2,290)
Other equity and related transactions . .	732	641	33,245	—	—	33,886
Balances, February 3, 2023	219,105	$ 191,718	$ 3,693,871	$ 1,656,140	$ 43	$ 5,541,772
Net income	—	—	—	1,661,274	—	1,661,274
Dividends paid, $2.36 per common share	—	—	—	(517,999)	—	(517,999)
Unrealized net gain (loss) on hedged transactions and currency translation.	—	—	—	—	450	450
Share-based compensation expense. . . .	—	—	51,891	—	—	51,891
Other equity and related transactions . .	558	488	11,243	—	—	11,731
Balances, February 2, 2024	219,663	$ 192,206	$ 3,757,005	$ 2,799,415	$ 493	$ 6,749,119
Net income	—	—	—	1,125,253	—	1,125,253
Dividends paid, $2.36 per common share	—	—	—	(518,985)	—	(518,985)
Unrealized net gain (loss) on hedged transactions and currency translation.	—	—	—	—	2,494	2,494
Share-based compensation expense. . . .	—	—	58,738	—	—	58,738
Other equity and related transactions . .	276	241	(3,153)	—	—	(2,912)
Balances, January 31, 2025	219,939	$ 192,447	$ 3,812,590	$ 3,405,683	$ 2,987	$ 7,413,707

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	For the Year Ended		
	January 31, 2025	**February 2, 2024**	**February 3, 2023**
Cash flows from operating activities:			
Net income	$ 1,125,253	$ 1,661,274	$ 2,415,989
Adjustments to reconcile net income to net cash from operating activities:			
Depreciation and amortization	971,703	848,793	724,877
Deferred income taxes	(30,345)	72,847	235,299
Noncash share-based compensation	58,738	51,891	72,712
Other noncash (gains) and losses	296,184	88,982	530,530
Change in operating assets and liabilities:			
Merchandise inventories	230,208	(299,066)	(1,665,352)
Prepaid expenses and other current assets	(23,864)	(63,576)	(65,102)
Accounts payable	302,915	36,940	(194,722)
Accrued expenses and other liabilities	91,813	(39,189)	(25,409)
Income taxes	(15,443)	25,303	(37,517)
Other	(11,098)	7,599	(6,750)
Net cash provided by (used in) operating activities	2,996,064	2,391,798	1,984,555
Cash flows from investing activities:			
Purchases of property and equipment	(1,309,888)	(1,700,222)	(1,560,582)
Proceeds from sales of property and equipment	3,561	6,199	5,236
Net cash provided by (used in) investing activities	(1,306,327)	(1,694,023)	(1,555,346)
Cash flows from financing activities:			
Issuance of long-term obligations	—	1,498,260	2,296,053
Repayments of long-term obligations	(770,230)	(19,723)	(911,330)
Net increase (decrease) in commercial paper outstanding	—	(1,501,900)	1,447,600
Borrowings under revolving credit facilities	—	500,000	—
Repayments of borrowings under revolving credit facilities	—	(500,000)	—
Costs associated with issuance of debt	(2,319)	(12,438)	(16,925)
Repurchases of common stock	—	—	(2,748,014)
Payments of cash dividends	(518,983)	(517,979)	(493,726)
Other equity and related transactions	(2,912)	11,712	33,880
Net cash provided by (used in) financing activities	(1,294,444)	(542,068)	(392,462)
Net increase (decrease) in cash and cash equivalents	395,293	155,707	36,747
Cash and cash equivalents, beginning of period	537,283	381,576	344,829
Cash and cash equivalents, end of period	$ 932,576	$ 537,283	$ 381,576
Supplemental cash flow information:			
Cash paid for:			
Interest	$ 336,625	$ 352,473	$ 195,312
Income taxes	$ 354,727	$ 359,578	$ 500,814
Supplemental noncash investing and financing activities:			
Right of use assets obtained in exchange for new operating lease liabilities	$ 1,592,510	$ 1,804,934	$ 1,836,718
Purchases of property and equipment awaiting processing for payment, included in Accounts payable	$ 90,981	$ 148,137	$ 150,694

The accompanying notes are an integral part of the consolidated financial statements.

DOLLAR GENERAL CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1.	Basis of presentation and accounting policies

Basis of presentation

These notes contain references to the years 2024, 2023, and 2022, which represent fiscal years ended January 31, 2025, February 2, 2024, and February 3, 2023, respectively. The Company's 2024 and 2023 accounting periods were each comprised of 52 weeks, and the 2022 accounting period was comprised of 53 weeks. The Company's fiscal year ends on the Friday closest to January 31. The consolidated financial statements include all subsidiaries of the Company, except for its not-for-profit subsidiary which the Company does not control. Intercompany transactions have been eliminated.

The Company sells general merchandise on a retail basis through 20,594 stores (as of January 31, 2025) in 48 U.S. states and Mexico with the greatest concentration of stores in the southern, southwestern, midwestern and eastern United States. As of January 31, 2025, the Company operated 20 distribution centers for non-refrigerated products, ten cold storage distribution centers, and four combination distribution centers which have both refrigerated and non-refrigerated products. The Company leases 15 of these facilities and the remainder are owned.

Cash and cash equivalents

Cash and cash equivalents include highly liquid investments with original maturities of three months or less when purchased. Such investments primarily consist of money market funds, bank deposits, certificates of deposit, and commercial paper. The carrying amounts of these items are a reasonable estimate of their fair value due to the short maturity of these investments.

Payments due from processors for electronic tender transactions classified as cash and cash equivalents totaled approximately $94.4 million and $109.3 million at January 31, 2025 and February 2, 2024, respectively. These receivables typically settle in less than five days with little or no default risk.

Investments in debt and equity securities

The Company accounts for investments in debt and marketable equity securities as held-to-maturity, available-for-sale, or trading, depending on their classification. Debt securities categorized as held-to-maturity are stated at amortized cost. Debt and equity securities categorized as available-for-sale are stated at fair value, with any unrealized gains and losses, net of deferred income taxes, reported as a component of Accumulated other comprehensive loss. Trading securities are stated at fair value, with changes in fair value recorded as a component of Selling, general and administrative ("SG&A") expense. The cost of securities sold is based upon the specific identification method.

Merchandise inventories

Inventories are stated at the lower of cost or market ("LCM") with cost determined using the retail last-in, first-out ("LIFO") method as this method results in a better matching of costs and revenues. Under the Company's retail inventory method ("RIM"), the calculation of gross profit and the resulting valuation of inventories at cost are computed by applying a calculated cost-to-retail inventory ratio to the retail value of sales at a department level. The use of the RIM will result in valuing inventories at LCM if markdowns are currently taken as a reduction of the retail value of inventories. Costs directly associated with warehousing and distribution are capitalized into inventory.

The excess of current cost over LIFO cost was approximately $913.8 million and $875.1 million at January 31, 2025 and February 2, 2024, respectively. Current cost is determined using the RIM on a first-in, first-out basis. Under the LIFO inventory method, the impacts of rising or falling market price changes increase or decrease cost of sales (the LIFO provision or benefit). The Company recorded a LIFO provision of $38.7 million in 2024,

$61.6 million in 2023, and $517.3 million in 2022, which is included in cost of goods sold in the consolidated statements of income.

The Company purchases its merchandise from a wide variety of suppliers. The Company's two largest suppliers accounted for approximately 11% and 8%, respectively, of the Company's purchases in 2024.

Vendor rebates

The Company accounts for all cash consideration received from vendors in accordance with applicable accounting standards pertaining to such arrangements. Substantially all cash consideration received from a vendor is accounted for as a reduction of merchandise purchase costs as earned. However, certain specific, incremental and otherwise qualifying SG&A expenses related to the promotion or sale of vendor products may be offset by cash consideration received from vendors, in accordance with arrangements such as cooperative advertising, when earned for dollar amounts up to but not exceeding actual incremental costs.

Prepaid expenses and other current assets

Prepaid expenses and other current assets include amounts receivable for certain vendor rebates and other miscellaneous receivables (primarily those expected to be collected in cash), and prepaid amounts for SaaS fees, maintenance, business licenses and insurance.

Property and equipment

Property and equipment acquired is recorded at cost. The Company records depreciation and amortization on a straight-line basis over the assets' estimated useful lives. Depreciation and amortization expense is included in SG&A expenses as presented in the accompanying Consolidated Statements of Income, except depreciation and amortization expense related to assets used in the warehousing and distribution of goods which is capitalized into inventory and ultimately included in Cost of goods sold. Amounts included in the Company's property and equipment balances and their estimated lives are summarized as follows:

(In thousands)	Life	January 31, 2025	February 2, 2024
Land	Indefinite	$ 265,202	$ 236,899
Land improvements	20	108,008	106,339
Buildings	39 - 40	2,031,642	1,688,467
Leasehold improvements	(a)	1,300,742	1,189,060
Furniture, fixtures and equipment	3 - 10	7,128,287	6,604,870
Construction in progress		254,445	539,242
Right of use assets - finance leases	Various	233,751	233,349
		11,322,077	10,598,226
Less accumulated depreciation and amortization		(5,112,596)	(4,510,504)
Net property and equipment		$ 6,209,481	$ 6,087,722

(a)   Depreciated over the lesser of the applicable lease term or the estimated useful life of the asset.

Depreciation and amortization expense related to property and equipment was approximately $963.8 million, $839.9 million and $717.8 million for 2024, 2023 and 2022, respectively. Interest on borrowed funds during the construction of property and equipment is capitalized where applicable. Interest costs of $14.6 million, $12.5 million, and $4.8 million were capitalized in 2024, 2023 and 2022, respectively.

Impairment of long-lived assets

Long-lived assets, including right of use assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. The evaluation is performed primarily at the store level, which is the lowest level of identifiable cash flows that are largely independent of cash flows of other assets and liabilities. When indicators of impairment are present, the Company evaluates the carrying value of long-lived assets, excluding goodwill and other indefinite-lived intangible assets, in relation to the operating performance and future cash flows or the appraised values of the underlying assets. Generally, the Company's policy is to review for impairment of stores open more than three years for which current cash flows from operations are negative. Impairment results when the carrying value of the assets exceeds the undiscounted future cash flows expected to be generated by the assets. The Company's estimate of undiscounted future cash flows is based upon historical operations of the stores and estimates of future store profitability which encompasses many factors that are subject to variability and difficult to predict. If an asset group (typically considered a store) is found to be impaired, the amount recognized for impairment is equal to the difference between the carrying value and the asset group's estimated fair value; however, no individual asset can be impaired below its individual fair value. The fair value for stores with ongoing operations is estimated based primarily upon estimated future cash flows over the asset's remaining useful life, using the income approach (discounted at the Company's credit adjusted risk-free rate) or other reasonable estimates of fair market value. The fair value of individual right of use assets which will continue to be utilized in the operations of stores is determined under the market approach using estimated market rent assessments based on market comps and broker quotes. For stores which will cease operations, fair value is estimated using an income-approach based on management's forecast of future cash flows expected to be derived from the property based on current sublease market rent (discounted at a rate reflective of a typical market participant's required rate of return for similar properties). Assets to be disposed of are adjusted to the fair value less the cost to sell if less than the book value.

The determination of fair value under the income approach requires assumptions including forecasts of future cash flows (such as revenue growth rates and operating expenses) and selection of a market-based discount rate. Estimates of market rent are based on market comps and non-binding broker quotes. As these inputs are unobservable, they are classified as Level 3 inputs under the fair value hierarchy (see Note 6). If actual results are not consistent with estimates and assumptions used in estimating future cash flows and asset fair values, the Company may be exposed to additional impairment losses in a future period (see Note 12).

The Company recorded impairment charges included in SG&A expense of approximately $226.7 million in 2024, $6.7 million in 2023 and $2.1 million in 2022, to reduce the carrying value of certain of its stores' assets. Impairment charges for 2024 included store asset and right of use asset impairment charges recorded in connection with the store portfolio optimization review as discussed in Note 12. Such action was deemed necessary based on the Company's evaluation that such amounts would not be recoverable, resulting in the carrying value of the assets exceeding the estimated undiscounted future cash flows generated by the assets at these locations.

Goodwill and other intangible assets

If not deemed indefinite, the Company amortizes intangible assets over their estimated useful lives. Goodwill and intangible assets with indefinite lives are tested for impairment annually or more frequently if indicators of impairment are present. Definite lived intangible assets are tested for impairment if indicators of impairment are present. Impaired assets are written down to fair value as required. No impairment of intangible assets has been identified during any of the periods presented.

In accordance with accounting standards for goodwill and indefinite-lived intangible assets, an entity has the option first to assess qualitative factors to determine whether events and circumstances indicate that it is more likely than not that goodwill or an indefinite-lived intangible asset is impaired. If after such assessment an entity concludes that the asset is not impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the asset using a quantitative impairment test. If the results of such test indicate impairment, the associated assets must be written down to fair value as described in further detail below.

The quantitative goodwill impairment test requires management to make judgments in determining what assumptions to use in the calculation. The process consists of comparing the fair value of the reporting unit to its carrying amount, including goodwill. If the fair value of the reporting unit is less than its carrying amount, management would then determine if the difference between the carrying amount and fair value is greater than the carrying amount of goodwill allocated to the reporting unit. If it is, the impairment recognized would be equal to the total carrying amount of goodwill allocated to the reporting unit, and if not, impairment would be recognized equal to the difference between the carrying amount of the reporting unit and its fair value.

The quantitative impairment test for intangible assets compares the fair value of the intangible asset with its carrying amount. If the carrying amount of an intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess.

The Company's goodwill balance has an indefinite life and is not expected to be deductible for income tax purposes. Substantially all of the Company's other intangible assets are its trade names and trademarks which have an indefinite life.

Other assets

Noncurrent Other assets consist primarily of investments and qualifying prepaid expenses for maintenance, and utility and other deposits.

Accrued expenses and other liabilities

Accrued expenses and other consist of the following:

(In thousands)	January 31, 2025	February 2, 2024
Compensation and benefits	$ 171,318	$ 145,665
Self-insurance reserves	165,085	151,317
Taxes (other than taxes on income)	310,568	275,636
Other	398,885	399,272
	$ 1,045,856	$ 971,890

Included in other accrued expenses are liabilities for freight expense, interest, utilities, maintenance and legal settlements.

Supply chain finance programs

The Company utilizes supply chain finance programs whereby qualifying suppliers may elect at their sole discretion to sell the Company's payment obligations to designated third party financial institutions. While the terms of these agreements are between the supplier and the financial institution, the supply chain finance financial institutions allow the participating suppliers to utilize the Company's creditworthiness in establishing credit spreads and associated costs. The payment terms that the Company has with participating suppliers under these programs generally range up to 150 days. The Company's obligations to its suppliers in accounts payable and accrued expenses, including amounts due and scheduled payment dates, are not impacted by suppliers' decisions to finance amounts under these arrangements. As of January 31, 2025 and February 2, 2024, the amount of obligations outstanding that the Company has confirmed with the financial institutions under the supply chain finance program were $399.7 million and $306.8 million, respectively.

A summary of the Company's supplier finance program activity is as follows:

(In thousands)	2024
Beginning balance, February 2, 2024	$ 306,781
Amounts added	1,285,484
Amounts settled	(1,192,586)
Ending balance, January 31, 2025	$ 399,679

Insurance liabilities

The Company retains a significant portion of risk for its workers' compensation, employee health, general liability, property, auto liability and certain third-party landlord general liability claim exposures. Accordingly, provisions are made for the Company's estimates of such risks which are recorded as self-insurance reserves pursuant to Company policy. The undiscounted future claim costs for the workers' compensation, general liability, landlord liability, and health claim risks are derived using actuarial methods which are sensitive to significant assumptions such as loss development factors, trend factors, pure loss rates, and projected claim counts. To the extent that subsequent claim costs vary from the Company's estimates, future results of operations will be affected as the reserves are adjusted.

Ashley River Insurance Company ("ARIC"), a Tennessee-based wholly owned captive insurance subsidiary of the Company, charges the operating subsidiary companies premiums to insure the retained workers' compensation, medical stop-loss, and non-property general liability exposures. Pursuant to Tennessee insurance regulations, ARIC maintains certain levels of cash and cash equivalents related to its self-insured exposures.

Leases

The Company records operating lease right of use assets and liabilities on its balance sheet. Lease liabilities are recorded at a discount based upon the Company's estimated collateralized incremental borrowing rate. Factors incorporated into the calculation of lease discount rates include the valuations and yields of the Company's senior notes, their credit spread over comparable U.S. Treasury rates, and an index of the credit spreads for all North American investment grade companies by rating. To determine an indicative secured rate, the Company uses the estimated credit spread improvement that would result from an upgrade of one ratings classification by tenor.

The Company records single lease cost on a straight-line basis over the base, non-cancelable lease term commencing on the date that the Company takes physical possession of the property from the landlord, which may include a period prior to the opening of a store or other facility to make any necessary leasehold improvements and install fixtures. Any tenant allowances received are recorded as a reduction of the right of use asset. Leases with an initial term of 12 months or less are not recorded on the balance sheet and lease expense for such leases is recognized on a straight-line basis over the lease term. The Company combines lease and nonlease components. Many leases include one or more options to renew, and the exercise of lease renewal options is at the Company's sole discretion. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Other liabilities

Other liabilities primarily consist of self-insurance which equaled $169.3 million in 2024 and $156.6 million in 2023.

Fair value accounting

The Company utilizes accounting standards for fair value, which include the definition of fair value, the framework for measuring fair value, and disclosures about fair value measurements. Fair value is a market-based measurement, not an entity-specific measurement. Therefore, a fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. As a basis for considering market participant assumptions in fair value measurements, fair value accounting standards establish a fair value hierarchy that distinguishes between market participant assumptions based on market data obtained from sources independent of the reporting entity (observable inputs that are classified within Levels 1 and 2 of the hierarchy) and the reporting entity's own assumptions about market participant assumptions (unobservable inputs classified within Level 3 of the hierarchy).

Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access. Level 2 inputs are inputs other than quoted prices included in Level 1 that are directly or indirectly observable for the asset or liability. Level 2 inputs may include quoted prices for similar assets and liabilities in active markets, as well as inputs that are observable for the asset or liability (other than quoted prices), such as interest rates, foreign exchange rates, and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, which are based on an entity's own assumptions, as there is little, if any, observable market activity. In instances where the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset or liability.

Other comprehensive income

Foreign currency denominated assets and liabilities held by foreign subsidiaries are translated into U.S. dollars using the spot rate in effect at the consolidated balance sheet date. Results of operations are translated using the average exchange rates in the period in which they occur. The effect of exchange rate fluctuations on translation of assets and liabilities is included as a component of shareholders' equity in accumulated other comprehensive income or loss.

The Company previously recorded a loss on the settlement of derivatives associated with the issuance of long-term debt in 2013 which was deferred to other comprehensive income and was being amortized as an increase to interest expense over the 10-year period of the debt's maturity, through 2023.

Revenue recognition

The Company recognizes retail sales in its stores at the time the customer takes possession of merchandise. All sales are net of discounts and are presented net of taxes assessed by governmental authorities that are imposed concurrent with those sales.

The Company recognizes gift card sales revenue at the time of redemption. The liability for gift cards is established for the cash value at the time of purchase of the gift card. The liability for outstanding gift cards was approximately $17.4 million and $13.8 million at January 31, 2025 and February 2, 2024, respectively, and is recorded in Accrued expenses and other liabilities. Estimated breakage revenue, a percentage of gift cards that will never be redeemed based on historical redemption rates, is recognized over time in proportion to actual gift card redemptions. The Company recorded breakage revenue of $2.2 million, $2.6 million and $2.3 million in 2024, 2023 and 2022, respectively.

Advertising costs

Advertising costs are expensed upon performance, "first showing" or distribution, and are reflected in SG&A expenses net of earned cooperative advertising amounts provided by vendors which are specific, incremental and otherwise qualifying expenses related to the promotion or sale of vendor products for dollar amounts up to but not exceeding actual incremental costs. Advertising costs were $122.9 million, $130.6 million and $126.0 million in 2024, 2023 and 2022, respectively. These costs primarily include promotional circulars, digital media support, and in-store signage. Vendor funding for cooperative advertising offset reported expenses by $41.6 million, $35.7 million and $33.4 million in 2024, 2023 and 2022, respectively.

Share-based payments

The Company recognizes compensation expense for share-based compensation based on the fair value of the awards on the grant date. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate may be adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the prior estimate. The forfeiture rate is the estimated percentage of share-based awards granted that are expected to be forfeited or canceled before becoming fully vested. The Company bases this estimate on historical experience or estimates of future trends, as applicable. An increase in the forfeiture rate will decrease compensation expense.

The fair value of each option grant is separately estimated and amortized into compensation expense on a straight-line basis between the applicable grant date and each vesting date. The Company has estimated the fair value of all stock option awards as of the grant date by applying the Black-Scholes-Merton option pricing valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive to variation in the determination of compensation expense.

The Company calculates compensation expense for restricted stock, share units and similar awards as the difference between the market price of the underlying stock or similar award on the grant date and the purchase price, if any. Such expense is recognized on a straight-line basis for time-based awards and on an accelerated or straight-line basis for performance awards depending on the period over which the recipient earns the awards.

Store pre-opening costs

Pre-opening costs related to new store openings and the related construction periods are expensed as incurred.

Income taxes

Under the accounting standards for income taxes, the asset and liability method is used for computing the future income tax consequences of events that have been recognized in the Company's consolidated financial statements or income tax returns. Deferred income tax expense or benefit is the net change during the year in the Company's deferred income tax assets and liabilities.

The Company includes income tax related interest and penalties as a component of the provision for income tax expense.

Income tax reserves are determined using a methodology which requires companies to assess each income tax position taken using a two-step process. A determination is first made as to whether it is more likely than not that the position will be sustained, based upon the technical merits, upon examination by the taxing authorities. If the tax position is expected to meet the more likely than not criteria, the benefit recorded for the tax position equals the largest amount that is greater than 50% likely to be realized upon ultimate settlement of the respective tax position. Uncertain tax positions require determinations and estimated liabilities to be made based on provisions of the tax law which may be subject to change or varying interpretation. If the Company's determinations and estimates prove to be inaccurate, the resulting adjustments could be material to the Company's future financial results.

Management estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Accounting standards

In September 2022, the Financial Accounting Standards Board ("FASB") issued new required disclosures for supplier finance programs. These disclosures are intended to enhance the transparency about the use of supplier finance programs for investors. The amendments are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, with the exception of the disclosure of rollforward information, which is effective for fiscal years beginning after December 15, 2023. The Company adopted the required disclosures for this accounting standard update in fiscal 2023, except for the disclosure of rollforward activity, which was adopted for fiscal year 2024.

In November 2023, the FASB issued an update to the required disclosures for segment reporting. The update is intended to improve reportable segment disclosures, primarily through enhanced disclosures about significant segment expenses. The update is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company adopted the required disclosures for this update for fiscal year 2024.

In December 2023, the FASB issued an update to the required disclosures for income taxes. The update is intended to improve the rate reconciliation and income taxes paid disclosures to enhance the transparency and decision usefulness of income tax disclosures. The update is effective for fiscal years beginning after December 15, 2024. The Company is currently assessing the impact of the adoption of this required disclosure.

In November 2024, the FASB issued new required disclosures for disaggregated expense information. The update is intended to improve the disclosures about expenses and address requests from investors for more detailed information about the types of expenses in commonly presented expense captions. The update is effective for fiscal years beginning after December 15, 2026. The Company is currently assessing the impact of the adoption of this required disclosure.

2. Earnings per share

Earnings per share is computed as follows (in thousands except per share data):

	2024		
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$ 1,125,253	219,877	$ 5.12
Effect of dilutive share-based awards		150	
Diluted earnings per share	$ 1,125,253	220,027	$ 5.11

	2023		
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$ 1,661,274	219,415	$ 7.57
Effect of dilutive share-based awards		523	
Diluted earnings per share	$ 1,661,274	219,938	$ 7.55

	2022		
	Net Income	Weighted Average Shares	Per Share Amount
Basic earnings per share	$ 2,415,989	225,148	$ 10.73
Effect of dilutive share-based awards		1,149	
Diluted earnings per share	$ 2,415,989	226,297	$ 10.68

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is determined based on the dilutive effect of share-based awards using the treasury stock method.

Share-based awards that were outstanding at the end of the respective periods but were not included in the computation of diluted earnings per share because the effect of exercising such options would be antidilutive, were approximately 0.2 million, 0.1 million and 0.1 million in 2024, 2023 and 2022, respectively.

3. Income taxes

The provision (benefit) for income taxes consists of the following:

(In thousands)	2024	2023	2022
Current:			
Federal	$ 296,598	$ 324,339	$ 400,752
Foreign	422	880	279
State	47,878	59,181	63,562
	344,898	384,400	464,593
Deferred:			
Federal	(24,547)	72,769	195,529
Foreign	4	(297)	(24)
State	(5,854)	1,373	40,527
	(30,397)	73,845	236,032
	$ 314,501	$ 458,245	$ 700,625

A reconciliation between actual income taxes and amounts computed by applying the federal statutory rate to income before income taxes is summarized as follows:

(Dollars in thousands)	2024		2023		2022	
U.S. federal statutory rate on earnings before income taxes	$ 302,349	21.0 %	$ 445,098	21.0 %	$ 654,489	21.0 %
State income taxes, net of federal income tax benefit	33,270	2.3	47,855	2.2	82,134	2.6
Jobs credits, net of federal income taxes	(33,345)	(2.3)	(34,279)	(1.6)	(37,639)	(1.2)
Other, net	12,227	0.8	(429)	—	1,641	0.1
	$ 314,501	21.8 %	$ 458,245	21.6 %	$ 700,625	22.5 %

The effective income tax rate for 2024 was 21.8% compared to a rate of 21.6% for 2023 which represents a net increase of 0.2 percentage points. The effective income tax rate was higher in 2024 primarily due to a higher state effective tax rate and a decreased benefit from stock-based compensation partially offset by the effect of certain rate-impacting items on lower earnings before taxes.

The effective income tax rate for 2023 was 21.6% compared to a rate of 22.5% for 2022 which represents a net decrease of 0.9 percentage points. The effective income tax rate was lower in 2023 primarily due to the effect of certain rate-impacting items (such as federal tax credits) on lower earnings before taxes and a lower state effective rate resulting from increased recognition of state tax credits.

Deferred taxes reflect the effects of temporary differences between carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities are as follows:

(In thousands)	January 31, 2025	February 2, 2024
Deferred tax assets:		
Deferred compensation expense	$ 12,914	$ 13,441
Accrued expenses	14,586	13,112
Accrued rent	195	306
Lease liabilities	2,864,218	2,852,395
Accrued insurance	10,200	8,732
Accrued incentive compensation	10,605	5,356
Share based compensation	19,006	17,052
Tax benefit of income tax and interest reserves related to uncertain tax positions	1,155	1,028
State and foreign tax net operating loss carry forwards, net of federal tax	18,984	9,781
State tax credit carry forwards, net of federal tax	16,187	19,463
Other	21,368	22,882
	2,989,418	2,963,548
Less valuation allowances, net of federal income taxes	(22,975)	(17,000)
Total deferred tax assets	2,966,443	2,946,548
Deferred tax liabilities:		
Property and equipment	(707,318)	(736,322)
Lease assets	(2,806,870)	(2,815,466)
Inventories	(224,933)	(199,603)
Trademarks	(304,673)	(306,915)
Prepaid insurance	(24,874)	(20,275)
Other	(1,213)	(1,751)
Total deferred tax liabilities	(4,069,881)	(4,080,332)
Net deferred tax liabilities	$ (1,103,438)	$ (1,133,784)

The Company has state tax credit carryforwards of approximately $16.2 million (net of federal benefit) that will expire beginning in 2028 through 2048. The Company has approximately $2.9 million of state apportioned net operating loss carryforwards, which will begin to expire in 2036 and will continue through 2041 and approximately $63.0 million of foreign net operating loss carryforwards, which will begin to expire in 2032 through 2034.

The Company has a valuation allowance for certain state tax credit carryforwards and foreign net operating loss carryforwards and deferred tax assets, in the amount of $23.0 million and $17.0 million (net of federal benefit) which increased income tax expense by $6.0 million and $8.0 million in 2024 and 2023, respectively. Management believes that the results from operations will not generate sufficient taxable income to realize the state deferred tax assets before they expire and, with respect to the foreign deferred tax assets, will assess the existing positive and negative evidence in evaluating a potential release of the valuation allowance on the deferred tax assets in future periods.

Management believes that it is more likely than not that the Company's results of operations and its existing deferred tax liabilities will generate sufficient taxable income to realize the remaining deferred tax assets.

The Company's 2020 and earlier tax years are not open for further examination by the Internal Revenue Service ("IRS"). The IRS, at its discretion, may choose to examine the Company's 2021 through 2023 fiscal year income tax filings. The Company has various state income tax examinations that are currently in progress. Generally, with few exceptions, the Company's 2021 and later tax years remain open for examination by the various state taxing authorities.

As of January 31, 2025, accruals for uncertain tax benefits, interest expense related to income taxes and potential income tax penalties were $11.6 million, $1.7 million and $0.8 million, respectively, for a total of $14.1 million. As of February 2, 2024, accruals for uncertain tax benefits, interest expense related to income taxes and potential income tax penalties were $14.4 million, $1.0 million and $0.0 million, respectively, for a total of $15.4 million. These totals are reflected in noncurrent Other liabilities in the consolidated balance sheets.

The Company's reserve for uncertain tax positions is expected to be reduced by $3.5 million in the coming twelve months as a result of expiring statutes of limitations or settlements. As of January 31, 2025 and February 2, 2024, approximately $11.6 million and $11.5 million, respectively, of the uncertain tax positions would impact the Company's effective income tax rate if the Company were to recognize the tax benefit for these positions.

The amounts associated with uncertain tax positions included in income tax expense consists of the following:

(In thousands)	2024	2023	2022
Income tax expense (benefit)	$ 163	$ 3,930	$ 1,797
Income tax related interest expense (benefit)	773	710	28
Income tax related penalty expense (benefit)	826	—	—

A reconciliation of the uncertain income tax positions from January 28, 2022 through January 31, 2025 is as follows:

(In thousands)	2024	2023	2022
Beginning balance	$ 14,377	$ 7,988	$ 6,191
Increases—tax positions taken in the current year	189	665	—
Increases—tax positions taken in prior years	4,893	8,101	3,499
Decreases—tax positions taken in prior years	(5,722)	—	—
Statute expirations	(2,111)	(1,931)	(1,239)
Settlements	—	(446)	(463)
Ending balance	$ 11,626	$ 14,377	$ 7,988

The Organization of Economic Cooperation and Development has proposed a global minimum tax of 15% on a country-by-country basis ("Pillar Two"). Pursuant to Pillar Two, some countries have enacted minimum tax rates of 15% effective for the 2024 tax year while other countries have enacted or proposed legislation making the 15% minimum tax rate effective for the 2025 tax year or later. The Company operates in a country that is currently assessing the enactment of the 15% minimum tax rate beginning in 2025. If enacted, the Company does not believe it will have a material impact on tax expense.

4. Leases

As of January 31, 2025, the Company's primary leasing activities were real estate leases for most of its retail store locations and certain of its distribution facilities. Many of the Company's store locations carry a primary lease term of up to 15 years. Certain of the Company's leased store locations have variable payments based upon actual costs of common area maintenance, real estate taxes and property and liability insurance. In addition, some of the Company's leased store locations have provisions for variable payments based upon a specified percentage of defined sales volume. The Company's lease agreements generally do not contain material restrictive covenants.

Most of the Company's leases include one or more options to renew and extend the lease term. The exercise of lease renewal options is at the Company's sole discretion. Generally, a renewal option is not deemed to be reasonably certain to be exercised until such option is legally executed. The Company's leases do not include purchase options or residual value guarantees on the leased property. The depreciable life of leasehold improvements is limited by the expected lease term.

Substantially all of the Company's leases are classified as operating leases and the associated assets and liabilities are presented as separate captions in the consolidated balance sheets. Finance lease assets are included in net property and equipment, and finance lease liabilities are included in long-term obligations, in the consolidated balance sheets. At January 31, 2025, the weighted-average remaining lease term for the Company's leases was 9.4 years, and the weighted average discount rate was 4.5%. For 2024, 2023 and 2022, operating lease cost of $1.89 billion, $1.75 billion and $1.61 billion, respectively, and variable lease cost of $0.39 billion, $0.36 billion and $0.31 billion, respectively, were reflected as SG&A expenses in the Consolidated Statements of Income. Cash paid for amounts included in the measurement of operating lease liabilities of $1.91 billion, $1.76 billion and $1.62 billion, respectively, were reflected in cash flows from operating activities in the Consolidated Statements of Cash Flows for 2024, 2023 and 2022.

The scheduled maturities of the Company's operating lease liabilities are as follows:

(In thousands)	
2025	$ 1,921,426
2026	1,826,594
2027	1,694,935
2028	1,524,602
2029	1,322,309
Thereafter	5,471,916
Total lease payments (a)	13,761,782
Less imputed interest	(2,536,885)
Present value of lease liabilities	$ 11,224,897

a) Excludes approximately $322.5 million of legally binding minimum lease payments for leases signed which have not yet commenced.

5. Current and long-term obligations

Consolidated current and long-term obligations consist of the following:

(In thousands)	January 31, 2025	February 2, 2024
Revolving Facility	$ —	$ —
364-Day Revolving Facility	—	—
Unsecured commercial paper notes	—	—
4.250% Senior Notes due September 20, 2024 (net of discount of $0 and $230)	—	749,770
4.150% Senior Notes due November 1, 2025 (net of discount of $71 and $162)	499,929	499,838
3.875% Senior Notes due April 15, 2027 (net of discount of $112 and $160)	599,888	599,840
4.625% Senior Notes due November 1, 2027 (net of discount of $300 and $400)	549,700	549,600
4.125% Senior Notes due May 1, 2028 (net of discount of $184 and $237)	499,816	499,763
5.200% Senior Notes due July 5, 2028 (net of discount of $99 and $124)	499,901	499,876
3.500% Senior Notes due April 3, 2030 (net of discount of $376 and $441)	953,108	951,240
5.000% Senior Notes due November 1, 2032 (net of discount of $1,955 and $2,155)	698,045	697,845
5.450% Senior Notes due July 5, 2033 (net of discount of $1,396 and $1,521)	998,604	998,479
4.125% Senior Notes due April 3, 2050 (net of discount of $4,571 and $4,670)	495,429	495,330
5.500% Senior Notes due November 1, 2052 (net of discount of $284 and $288)	299,716	299,712
Other	181,076	200,418
Debt issuance costs, net	(36,724)	(41,527)
	$ 6,238,488	$ 7,000,184
Less: current portion	(519,463)	(768,645)
Long-term obligations	$ 5,719,025	$ 6,231,539

Revolving Facility

On September 3, 2024, the Company entered into an amended and restated credit agreement which provides for a $2.375 billion unsecured five-year revolving credit facility (the "Revolving Facility") and allows for a subfacility for letters of credit of up to $100 million, of which $70 million is currently committed. The Revolving Facility is scheduled to mature on September 3, 2029.

Borrowings under the Revolving Facility bear interest at a rate equal to an applicable interest rate margin plus, at the Company's option, either (a) Adjusted Term SOFR (which is Term SOFR (as published by CME Group

Benchmark Administration Limited) plus a credit spread adjustment of 0.10%) or (b) a base rate (which is usually equal to the prime rate). The applicable interest rate margin for borrowings as of January 31, 2025 was 1.015% for Adjusted Term SOFR borrowings and 0.015% for base-rate borrowings. The Company is also required to pay a facility fee, payable on any used and unused commitment amounts of the Revolving Facility, and customary fees on letters of credit issued under the Revolving Facility. As of January 31, 2025, the facility fee rate was 0.11%. The applicable interest rate margins for borrowings, the facility fees and the letter of credit fees under the Revolving Facility are subject to adjustment from time to time based on the Company's long-term senior unsecured debt ratings.

The credit agreement governing the Revolving Facility contains a number of customary affirmative and negative covenants that, among other things, restrict, subject to certain exceptions, the Company's ability to: incur additional liens; sell all or substantially all of the Company's assets; consummate certain fundamental changes or change in the Company's lines of business; and incur additional subsidiary indebtedness. The credit agreement governing the Revolving Facility also contains financial covenants which require the maintenance of a minimum fixed charge coverage ratio and a maximum leverage ratio. As of January 31, 2025, the Company was in compliance with all such covenants. On March 11, 2025, the Company amended the credit agreement governing the Revolving Facility to increase the maximum leverage ratio and decrease the minimum fixed charge ratio until January 30, 2026, or earlier at the Company's option upon achieving certain financial covenant milestones ("Covenant Relief Period"). During the Covenant Relief Period, the Company is restricted from repurchasing shares and the ability to incur certain additional liens and subsidiary debt is reduced. The credit agreement governing the Revolving Facility also contains customary events of default.

As of January 31, 2025, the Company had no outstanding borrowings, no outstanding letters of credit, and borrowing availability of $2.375 billion under the Revolving Facility that, due to its intention to maintain borrowing availability related to the commercial paper program described below, could contribute liquidity of $2.18 billion. In addition, the Company had outstanding letters of credit of $50.9 million which were issued pursuant to separate agreements.

364-Day Revolving Facility

The Company had a 364-day $750 million unsecured revolving credit facility (the "364-Day Revolving Facility") which expired on January 30, 2024.

Commercial Paper

As of January 31, 2025, the Company had a commercial paper program under which the Company may issue unsecured commercial paper notes (the "CP Notes") from time to time in an aggregate amount not to exceed $2.0 billion outstanding at any time. The CP Notes may have maturities of up to 364 days from the date of issue and rank equal in right of payment with all of the Company's other unsecured and unsubordinated indebtedness. The Company intends to maintain available commitments under the Revolving Facility in an amount at least equal to the amount of CP Notes outstanding at any time. As of January 31, 2025, the Company's consolidated balance sheet reflected no outstanding CP Notes. CP Notes totaling $195.0 million were held by a wholly-owned subsidiary of the Company and are therefore not reflected on the consolidated balance sheets.

Senior Notes

On June 7, 2023, the Company issued $500.0 million aggregate principal amount of 5.20% senior notes due 2028 (the "July 2028 Senior Notes"), net of discount of $0.1 million, and $1.0 billion aggregate principal amount of 5.45% senior notes due 2033 (the "2033 Senior Notes"), net of discount of $1.6 million. The July 2028 Senior Notes are scheduled to mature on July 5, 2028, and the 2033 Senior Notes are scheduled to mature on July 5, 2033. Interest on the July 2028 Senior Notes and the 2033 Senior Notes is payable in cash on January 5 and July 5 of each year. The Company incurred $12.4 million of debt issuance costs associated with the issuance of the July 2028 Senior Notes and the 2033 Senior Notes.

In September 2024, the Company redeemed $750.0 million aggregate principal amount of outstanding

4.25% senior notes due September 2024. There was no gain or loss associated with the redemption.

Collectively, the Company's Senior Notes mature between 2024 and 2052 (collectively, the "Senior Notes"), each of which were issued pursuant to an indenture as supplemented and amended by supplemental indentures relating to each series of Senior Notes (as so supplemented and amended, the "Senior Indenture"). The Company may redeem some or all of its Senior Notes at any time at redemption prices set forth in the Senior Indenture. Upon the occurrence of a change of control triggering event, which is defined in the Senior Indenture, each holder of the Senior Notes has the right to require the Company to repurchase some or all of such holder's Senior Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but excluding, the repurchase date.

The Senior Indenture contains covenants limiting, among other things, the ability of the Company and its subsidiaries to (subject to certain exceptions): consolidate, merge, sell or otherwise dispose of all or substantially all of the Company's assets; and to incur or guarantee indebtedness secured by liens on any shares of voting stock of significant subsidiaries. The Senior Indenture also provides for events of default which, if any of them occurs, would permit or require the principal of and accrued interest on the Senior Notes to become or to be declared due and payable, as applicable.

Scheduled debt maturities at January 31, 2025 for the Company's fiscal years listed below are as follows:

(In thousands)	
2025	$ 519,463
2026	17,473
2027	1,165,843
2028	1,015,161
2029	8,507
Thereafter	3,604,629
Total	6,331,076

6.   Assets and liabilities measured at fair value

The following table presents the Company's assets and liabilities required to be measured at fair value as of January 31, 2025, aggregated by the level in the fair value hierarchy within which those measurements are classified.

(In thousands)	Quoted Prices in Active Markets for Identical Assets and Liabilities (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value at January 31, 2025
Liabilities:				
Current and long-term obligations (a)	$ 5,852,323	$ 181,076	$ —	$ 6,033,399
Deferred compensation (b)	49,703	—	—	49,703

(a) Included in the consolidated balance sheet at book value as current portion of long-term obligations of $519,463 and long-term obligations of $5,719,025.
(b) Reflected at fair value in the consolidated balance sheet as a component of accrued expenses and other current liabilities of $4,876 and a component of noncurrent other liabilities of $44,827.

The carrying amounts reflected in the consolidated balance sheets for cash, cash equivalents, short-term investments, receivables and payables approximate their respective fair values. The Company does not have any recurring fair value measurements using significant unobservable inputs (Level 3) as of January 31, 2025.

Certain assets and liabilities are measured at fair value on a nonrecurring basis. These include assets for which impairments were recorded. The Company reviewed store assets for indicators of impairment. The fair value is estimated based primarily upon estimated future cash flows over the asset's remaining useful life (discounted at the Company's credit adjusted risk-free rate) or other reasonable estimates of fair market value. These measures of fair value, and related inputs, are considered a Level 3 approach under the fair value hierarchy. Refer to Note 1 and Note 12 for further information regarding the impairment charges recorded.

7.   Commitments and contingencies

Legal proceedings

From time to time, the Company is a party to various legal matters in the ordinary course of its business, including actions by employees, consumers, suppliers, government agencies, or others. The Company has recorded accruals with respect to these matters, where appropriate, which are reflected in the Company's condensed consolidated financial statements. For some matters, a liability is not probable or the amount cannot be reasonably estimated and therefore an accrual has not been made.

On November 27, 2023, and November 30, 2023, respectively, the following putative shareholder class action lawsuits were filed in the United States District Court for the Middle District of Tennessee in which the plaintiffs allege that during the putative class periods noted below, the Company and certain of its current and former officers violated the federal securities laws by misrepresenting the impact of alleged store labor, inventory, pricing and other practices on the Company's financial results and prospects: *Washtenaw County Employees' Retirement System v. Dollar General Corporation, et al.* (Case No. 3:23-cv-01250) (putative class period of May 28, 2020 to August 30, 2023) (*"Washtenaw County"*); *Robert J. Edmonds v. Dollar General Corporation, et al.* (Case No. 3:23-cv-01259) (putative class period of February 23, 2023 to August 31, 2023) (*"Edmonds"*) (collectively, the *"Shareholder Securities Litigation"*). The plaintiffs seek compensatory damages, equitable/injunctive relief, pre- and post-judgment interest and attorneys' fees and costs. The *Edmonds* matter was voluntarily dismissed on January 19, 2024. On April 4, 2024, the court appointed lead plaintiffs and lead counsel in the *Shareholder Securities Litigation*. On June 17, 2024, lead plaintiffs filed a consolidated amended complaint, adding a claim that lead plaintiffs and certain members of the putative class purchased shares of the Company's common stock contemporaneously with common stock sales by certain individual defendants. On October 17, 2024, lead plaintiffs filed a second consolidated amended complaint, expanding the putative class period to cover May 28, 2020 to August 28, 2024. On November 15, 2024, Defendants moved to dismiss the second consolidated amended complaint, and briefing on Defendants' motion has been completed.

At this time, it is not possible to estimate the value of the claims asserted in the *Shareholder Securities Litigation* or the potential range of loss in this matter, and no assurances can be given that the Company will be successful in its defense on the merits or otherwise. However, if the Company is not successful in its defense efforts, the resolution of the *Shareholder Securities Litigation* could have a material adverse effect on the Company's consolidated financial statements as a whole.

On January 26 and 29, 2024, and February 1, 2024, respectively, the following shareholder derivative actions were filed in the United States District Court for the Middle District of Tennessee in which the plaintiff shareholders, purportedly on behalf and for the benefit of the Company, allege that certain of the Company's current and former officers and directors (i) violated their fiduciary duties by misrepresenting the impact of alleged store labor, inventory pricing, and other practices on the Company's financial results, prospects, and reputation, as well as creating a risk of adverse regulatory action; (ii) wasted corporate assets; and (iii) were unjustly enriched: *Nathan Silva v. Todd J. Vasos, et. al.* (Case No. 3:24-cv-00083) (*"Silva"*); *Terry Dunn v. Todd J. Vasos, et. al.* (Case No. 3:24-cv-00093) (*"Dunn"*); *Kathryn A. Caliguiri Inh Ira Bene Of Catherine Sugarbaker v. Todd J. Vasos, et. al.* (Case No. 3:24-cv-00117) (*"Caliguiri"*) (collectively, the *"Federal Court Shareholder Derivative Litigation"*). The *Silva* complaint also alleges certain of the Company's current and former officers and directors violated federal securities laws and aided and abetted breach of fiduciary duty and that Mr. Vasos violated his fiduciary duties by misusing material, non-public information. The *Dunn* and *Caliguiri* complaints additionally allege that certain of the Company's officers and directors violated their fiduciary duties by recklessly or negligently disregarding workplace safety practices, and that Mr. Vasos, John Garratt and Patricia Fili-Krushel violated their fiduciary duties by misusing material, non-public information. The plaintiffs in the *Federal Court Shareholder Derivative Litigation* seek both non-monetary and monetary relief for the benefit of the Company. On April 2, 2024, the court consolidated the *Silva, Dunn,* and *Caliguiri* actions. On May 2, 2024, the Silva action was dismissed. On May 22, 2024, the court entered an order staying the *Dunn* and *Caliguiri* actions pending resolution of the defendants' anticipated motion to dismiss in the *Shareholder Securities Litigation*.

On March 26, 2024 and March 28, 2024, respectively, the following shareholder derivative actions were filed in the Chancery Court for Davidson County, Tennessee: *Todd Hellrigel v. Todd J. Vasos et al.* (Case No. 24-0392-I) (*"Hellrigel"*); *Steve Southwell v. Todd Vasos, et al.* (Case No. 24-0379-I) (*"Southwell"*) (collectively, the *"State Court Shareholder Derivative Litigation"*). The claims in the *State Court Shareholder Derivative Litigation* include allegations that certain of the Company's current and former officers and directors (i) violated their fiduciary duties by misrepresenting the impact of alleged store labor, inventory pricing and other practices on the Company's financial results, prospects, and reputation, as well as creating a risk of adverse regulatory action; (ii) were unjustly enriched; and (iii) that Mr. Vasos, Mr. Garratt, Warren Bryant, and Ms. Fili-Krushel violated their fiduciary duties by misusing material, non-public information. The relief sought is substantially the same as the relief sought in the *Federal Court Derivative Shareholder Litigation*. On May 20, 2024, the court entered an agreed order consolidating the *Hellrigel* and *Southwell* actions, appointing lead counsel, and staying the *State Court Shareholder Derivative Litigation* pending resolution of defendants' anticipated motion to dismiss the *Shareholder Securities Litigation*.

Based on information currently available, the Company believes that its pending legal matters, both individually and in the aggregate, will be resolved without a material adverse effect on the Company's consolidated financial statements as a whole. However, litigation and other legal matters involve an element of uncertainty. Adverse decisions and settlements, including any required changes to the Company's business, or other developments in such matters could affect the consolidated operating results in future periods or result in liability or other amounts material to the Company's annual consolidated financial statements.

8.   Benefit plans

The Dollar General Corporation 401(k) Savings and Retirement Plan, which became effective on January 1, 1998, is a safe harbor defined contribution plan and is subject to the Employee Retirement and Income Security Act ("ERISA").

A participant's right to claim a distribution of his or her account balance is dependent on the plan, ERISA guidelines and Internal Revenue Service regulations. All active participants are fully vested in all contributions to the 401(k) plan. During 2024, 2023 and 2022, the Company expensed approximately $38.2 million, $35.9 million and $35.7 million, respectively, for matching contributions.

The Company also has a compensation deferral plan ("CDP") and a nonqualified supplemental retirement plan ("SERP"), known as the Dollar General Corporation CDP/SERP Plan, for a select group of management and other key employees. The Company incurred compensation expense for these plans of approximately $0.7 million in 2024, $1.0 million in 2023 and $1.2 million in 2022.

The deferred compensation liability associated with the CDP/SERP Plan is reflected in the consolidated balance sheets as further disclosed in Note 6.

9.   Share-based payments

The Company accounts for share-based payments in accordance with applicable accounting standards, under which the fair value of each award is separately estimated and amortized into compensation expense over the service period. The fair value of the Company's stock option grants are estimated on the grant date using the Black-Scholes-Merton valuation model. The application of this valuation model involves assumptions that are judgmental and highly sensitive in the determination of compensation expense. The fair value of the Company's other share-based awards discussed below are estimated using the Company's closing stock price on the grant date. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period.

On May 26, 2021, the Company's shareholders approved the Dollar General Corporation 2021 Stock Incentive Plan ("2021 Plan"), which replaced the Company's 2007 Stock Incentive Plan ("2007 Plan"). The Plans allow the granting of stock options, stock appreciation rights, and other stock-based awards or dividend equivalent rights to key employees, directors, consultants or other persons having a service relationship with the Company, its subsidiaries and certain of its affiliates. Upon the effective date of the 2021 Plan, no new awards may be granted under the 2007 Plan. Awards previously granted under the 2007 Plan remain outstanding in accordance with their terms. The number of shares of Company common stock authorized for grant under the 2021 Plan is 11,838,143.

Generally, share-based awards issued by the Company are in the form of stock options, restricted stock units and performance share units, and unless noted otherwise, the disclosures that follow refer to such awards. With limited exceptions, stock options and restricted stock units granted to employees generally vest ratably on an annual basis over four-year and three-year periods, respectively. Awards granted to board members generally vest over a one-year period. The number of performance share units earned are based on performance criteria measured over a period of one to three years, and such awards generally vest over a three-year period. With limited exceptions, the performance share unit and restricted stock unit awards are payable in shares of common stock on the vesting date.

The weighted average for key assumptions used in determining the fair value of all stock options granted in the years ended January 31, 2025, February 2, 2024, and February 3, 2023, and a summary of the methodology applied to develop each assumption, are as follows:

	January 31, 2025	February 2, 2024	February 3, 2023
Expected dividend yield.	1.6 %	1.5 %	1.0 %
Expected stock price volatility	30.4 %	27.7 %	25.4 %
Weighted average risk-free interest rate . . .	4.1 %	4.1 %	2.4 %
Expected term of options (years)	4.7	4.7	4.8

Expected dividend yield - This is an estimate of the expected dividend yield on the Company's stock. An increase in the dividend yield will decrease compensation expense.

Expected stock price volatility - This is a measure of the amount by which the price of the Company's common stock has fluctuated or is expected to fluctuate, calculated based upon historical volatility. An increase in the expected volatility will increase compensation expense.

Weighted average risk-free interest rate - This is the U.S. Treasury rate for the week of the grant having a term approximating the expected life of the option. An increase in the risk-free interest rate will increase compensation expense.

Expected term of options - This is the period of time over which the options granted are expected to remain outstanding. An increase in the expected term will increase compensation expense.

A summary of the Company's stock option activity during the year ended January 31, 2025 is as follows:

(Intrinsic value amounts reflected in thousands)	Options Issued	Average Exercise Price	Remaining Contractual Term in Years	Intrinsic Value
Balance, February 2, 2024.	2,413,642	$ 164.21		
Granted	891,666	148.85		
Exercised.	(101,719)	100.04		
Canceled or expired	(243,651)	178.65		
Balance, January 31, 2025.	2,959,938	$ 160.60	6.7	$ 28,020
Exercisable at January 31, 2025	1,366,006	$ 159.59	4.6	$ 28,020

The weighted average grant date fair value per share of options granted was $42.06, $44.97 and $52.06 during 2024, 2023 and 2022, respectively. The intrinsic value of options exercised during 2024, 2023 and 2022, was $4.8 million, $19.0 million and $62.7 million, respectively.

The number of performance share unit awards earned is based upon the Company's financial performance as specified in the award agreement. A summary of performance share unit award activity during the year ended January 31, 2025 is as follows:

(Intrinsic value amounts reflected in thousands)	Units Issued	Intrinsic Value
Balance, February 2, 2024	174,160	
Granted	70,010	
Converted to common stock	(115,251)	
Canceled	(57,189)	
Balance, January 31, 2025	71,730	$ 5,097

All performance share unit awards at January 31, 2025 are unvested, and the number of such awards which will ultimately vest will be based in part on the Company's financial performance in future years. The weighted average grant date fair value per share of performance share units granted was $154.21, $208.13 and $214.25 during 2024, 2023 and 2022, respectively.

A summary of restricted stock unit award activity during the year ended January 31, 2025 is as follows:

(Intrinsic value amounts reflected in thousands)	Units Issued	Intrinsic Value
Balance, February 2, 2024	370,463	
Granted	507,975	
Converted to common stock	(144,713)	
Canceled	(91,765)	
Balance, January 31, 2025	641,960	$ 45,618

The weighted average grant date fair value per share of restricted stock units granted was $130.78, $193.78 and $223.51 during 2024, 2023 and 2022, respectively.

At January 31, 2025, the total unrecognized compensation cost related to unvested stock-based awards was $85.5 million with an expected weighted average expense recognition period of 1.9 years.

The fair value method of accounting for share-based awards resulted in share-based compensation expense (a component of SG&A expenses) and a corresponding reduction in income before and net of income taxes as follows:

(In thousands)	Stock Options	Performance Share Units	Restricted Stock Units	Total
Year ended January 31, 2025				
Pre-tax	$ 21,137	$ 970	$ 36,631	$ 58,738
Net of tax	$ 16,529	$ 759	$ 28,645	$ 45,933
Year ended February 2, 2024				
Pre-tax	$ 19,400	$ 1,732	$ 30,759	$ 51,891
Net of tax	$ 15,210	$ 1,358	$ 24,115	$ 40,683
Year ended February 3, 2023				
Pre-tax	$ 20,502	$ 26,920	$ 25,249	$ 72,671
Net of tax	$ 15,893	$ 20,868	$ 19,573	$ 56,334

10. Segment reporting

The Company manages its business on the basis of one reportable operating segment. See Note 1 for a brief description of the Company's business. As of January 31, 2025, the Company's retail store operations were primarily located within the United States, with eight retail stores in Mexico. Certain product sourcing and other operations are located outside the United States, which collectively are not material with regard to assets, results of operations or otherwise to the consolidated financial statements. The following net sales data is presented in accordance with accounting standards related to disclosures about segments of an enterprise.

(in thousands)	2024	2023	2022
Classes of similar products:			
Consumables.	$ 33,370,910	$ 31,342,595	$ 30,155,218
Seasonal.	4,073,317	4,083,790	4,182,815
Home products	2,074,379	2,163,806	2,332,411
Apparel	1,093,702	1,101,418	1,174,419
Net sales	$ 40,612,308	$ 38,691,609	$ 37,844,863

The Company's Chief Operating Decision maker ("CODM") is the Chief Executive Officer. The measure of profit or loss utilized by the CODM in assessing segment performance and allocating resources is net income as presented on the Company's Consolidated Statements of Income. The measure of segment assets is reported on the balance sheet as total consolidated assets. Net income is used to evaluate income generated from the use of segment assets which aids in the determination of the allocation of Company resources. Net income is also utilized to monitor budget versus actual results. The following is a reconciliation of segment revenue and significant segment expenses to net income, the measure of profit or loss:

(in thousands)	2024	2023	2022
Net sales	$ 40,612,308	$ 38,691,609	$ 37,844,863
Less:			
Shrink included in cost of goods sold	928,896	910,674	481,011
Cost of goods sold, excluding shrink(b)	27,665,915	26,061,911	25,543,754
Interest expense, net	274,320	326,781	211,273
Income tax expense	314,501	458,245	700,625
Other segment items (a)(b).	10,303,423	9,272,724	8,492,211
Consolidated net income.	$ 1,125,253	$ 1,661,274	$ 2,415,989

(a) Other segment items include all remaining SG&A expenses and other (income) expense as disclosed in the Consolidated Statements of Income which were not deemed individually significant for disclosure. These expense items include rent expense as disclosed in Note 4 as well as advertising costs and impairment expense as disclosed in Note 1.

(b) Depreciation and amortization expense included in Cost of goods sold and SG&A expenses was approximately $971.7 million, $848.8 million and $724.9 million for 2024, 2023 and 2022.

11. Common stock transactions

On August 29, 2012, the Company's Board of Directors authorized a common stock repurchase program, which the Board has since increased on several occasions. On August 24, 2022, the Company's Board of Directors authorized a $2.0 billion increase to the existing common stock repurchase program, bringing the cumulative total authorized under the program since its inception to $16.0 billion. The repurchase authorization has no expiration date and allows repurchases from time to time in open market transactions, including pursuant to trading plans adopted in accordance with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, or in privately negotiated transactions. The timing, manner and number of shares repurchased will depend on a variety of factors, including price, market conditions, compliance with the covenants and restrictions under the Company's debt agreements, cash requirements, excess debt capacity, results of operations, financial condition and other factors. Repurchases under the program may be funded from available cash or borrowings including under the Company's Revolving Facility and issuance of CP Notes discussed in further detail in Note 5.

During the years ended January 31, 2025 and February 2, 2024, the Company repurchased no shares of its common stock. During the year ended February 3, 2023, the Company repurchased 11.6 million shares of its common stock at a total cost of $2.7 billion, pursuant to its common stock repurchase program.

In March 2025, the Company's Board of Directors declared a quarterly cash dividend of $0.59 per share, which is payable on or before April 22, 2025 to shareholders of record on April 8, 2025. The Company paid quarterly cash dividends of $0.59 per share in 2024. The amount and declaration of future cash dividends is subject to the sole discretion of the Company's Board of Directors and will depend upon, among other things, the Company's results of operations, cash requirements, financial condition, contractual restrictions, excess debt capacity and other factors that the Board may deem relevant in its sole discretion.

12.   Store Portfolio Optimization, Impairment and Related Charges

During the fourth quarter of 2024, the Company initiated a store portfolio optimization review which involved identifying stores with indicated impairment and identifying stores for closure based on an evaluation of current market conditions and individual store performance, among other factors. The following table provides a summary of the impairment costs included in the consolidated statements of operations:

(In thousands)		2024
Store closure impairment.	$	95,257
Impairment of long-lived assets		118,912
Total store portfolio optimization and impairment charges	$	214,169

Store closures. As a result of the fourth quarter store portfolio optimization review, the Company determined it would permanently close 141 stores (96 Dollar General and 45 pOpshelf stores) in the first quarter of fiscal 2025. Accordingly, the Company recognized impairment charges in SG&A expenses in the Consolidated Statements of Income and in Other noncash (gains) and losses in Consolidated Statements of Cash Flows. The impairment charges reduced the carrying value of the assets to their estimated fair value. The operating lease right of use asset impairment does not relieve the Company of its monthly cash payment obligations under the lease. Fair value was estimated using an income-approach based on management's forecast of future cash flows expected to be derived from the property based on current sublease market rent. In addition, the Company recorded $17.9 million of inventory markdowns within Cost of goods sold in the accompanying Consolidated Statements of Income for the stores expected to close in the first quarter of fiscal 2025.

Impairment of long-lived tangible and right-of-use assets. As a result of the impairment analysis performed in the fourth quarter, the Company recognized impairment charges related to certain retail stores, mostly related to pOpshelf stores. for the fiscal year ended January 31, 2025. These impairment charges were primarily driven by lower projected future revenues and lower market rate assessments.

DOLLAR GENERAL

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Disclosure Controls and Procedures. Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) or 15d-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this report.

(b) Management's Annual Report on Internal Control Over Financial Reporting. Our management prepared and is responsible for the consolidated financial statements and all related financial information contained in this report. This responsibility includes establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) or 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with United States generally accepted accounting principles.

To comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, management designed and implemented a structured and comprehensive assessment process to evaluate the effectiveness of its internal control over financial reporting. Such assessment was based on criteria established in *Internal Control—Integrated Framework* (2013 Framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable assurance and may not prevent or detect misstatements. Management regularly monitors our internal control over financial reporting, and actions are taken to correct any deficiencies as they are identified. Based on its assessment, management has concluded that our internal control over financial reporting is effective as of January 31, 2025.

Ernst & Young LLP, the independent registered public accounting firm that audited our consolidated financial statements, has issued an attestation report on our internal control over financial reporting. Such attestation report is contained below.

(c) Attestation Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of
Dollar General Corporation

Opinion on Internal Control over Financial Reporting

We have audited Dollar General Corporation and subsidiaries' internal control over financial reporting as of January 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Dollar General Corporation and subsidiaries (the Company) maintained, in all material respects, effective internal control over financial reporting as of January 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2024 consolidated financial statements of the Company and our report dated March 21, 2025, expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Nashville, Tennessee
March 21, 2025

(d) *Changes in Internal Control Over Financial Reporting.* There have been no changes during the quarter ended January 31, 2025, in our internal control over financial reporting (as defined in Exchange Act Rule 13a-15(f) or Rule 15d-15(f)) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Insider Trading Arrangements. During our fiscal quarter ended January 31, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" (as such terms are defined in Item 408 of Regulation S-K).

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10.   DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

(a) Information Regarding Directors and Executive Officers. The information required by this Item 10 regarding our directors and director nominees is contained under the captions "Who are the nominees this year" and "Are there any family relationships between any of the directors, executive officers or nominees," in each case under the heading "Proposal 1: Election of Directors" in our definitive Proxy Statement to be filed for our Annual Meeting of Shareholders to be held on May 29, 2025 (the "2025 Proxy Statement"), which information under such captions is incorporated herein by reference. Information required by this Item 10 regarding our executive officers is contained in Part I of this Form 10-K under the caption "Information About Our Executive Officers," which information under such caption is incorporated herein by reference.

(b) Code of Business Conduct and Ethics. We have adopted a Code of Business Conduct and Ethics that applies to all of our employees, officers and Board members. This Code is posted on our Internet website at https://investor.dollargeneral.com. If we choose to no longer post such Code, we will provide a free copy to any person upon written request to Dollar General Corporation, c/o Investor Relations Department, 100 Mission Ridge, Goodlettsville, TN 37072. We intend to provide any required disclosure of an amendment to or waiver from such Code that applies to our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, on our Internet website located at https://investor.dollargeneral.com promptly following the amendment or waiver. We may elect to disclose any such amendment or waiver in a report on Form 8-K filed with the SEC either in addition to or in lieu of the website disclosure. The information contained on or connected to our Internet website is not incorporated by reference into this Form 10-K and should not be considered part of this or any other report that we file with or furnish to the SEC.

(c) Audit Committee Information. The Company has a separately-designated standing audit committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The current members of the audit committee are Ana M. Chadwick, Warren F. Bryant, David P. Rowland and Debra A. Sandler. Information required by this Item 10 regarding persons determined by our Board of Directors to be audit committee financial experts is contained under the caption "Does an audit committee financial expert serve on the Audit Committee," under the heading "Corporate Governance" in the 2025 Proxy Statement, which information is incorporated herein by reference.

(d) Insider Trading Policy. The Company has adopted an insider trading policy that governs the purchase, sale, and/or other transactions of our securities by our directors, officers and employees. The policy also contains provisions that are applicable to the Company's trading in its own securities. A copy of our insider trading policy is filed as Exhibit 19 to this Annual Report on Form 10-K. In addition, with regard to the Company's trading in its own securities, it is the Company's policy to comply with the federal securities laws and the applicable exchange listing requirements.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item 11 regarding director and executive officer compensation, the Compensation Committee Report, the risks arising from our compensation policies and practices for employees, pay ratio disclosure, compensation committee interlocks and insider participation, and the Company's policies and practices related to the grant timing of certain equity awards is contained under the captions "Director Compensation" and "Executive Compensation" in the 2025 Proxy Statement, which information under such captions (but not including information under the "Pay Versus Performance" heading under the caption "Executive Compensation") is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

(a) Equity Compensation Plan Information. The following table sets forth information about securities authorized for issuance under our compensation plans (including individual compensation arrangements) as of January 31, 2025:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders(1)	3,739,420	$ 160.60	9,190,953
Equity compensation plans not approved by security holders	—	—	—
Total(1)	3,739,420	$ 160.60	9,190,953

(1) Column (a) consists of shares of common stock issuable upon exercise of outstanding options and upon vesting and payment of outstanding restricted stock units, performance share units and deferred shares, including any dividend equivalents accrued thereon, under the 2021 Stock Incentive Plan and the Amended and Restated 2007 Stock Incentive Plan. Restricted stock units, performance share units, deferred shares and dividend equivalents are settled for shares of common stock on a one-for-one basis and have no exercise price. Accordingly, they have been excluded for purposes of computing the weighted-average exercise price in column (b). Column (c) consists of shares remaining available for future grants pursuant to the 2021 Stock Incentive Plan, whether in the form of options, stock appreciation rights, stock, restricted stock, restricted stock units, performance share units or other stock-based awards.

(b) Other Information. The information required by this Item 12 regarding security ownership of certain beneficial owners and our management is contained under the headings "Security Ownership of Certain Beneficial Owners" and "Security Ownership of Officers and Directors," in each case under the caption "Security Ownership" in the 2025 Proxy Statement, which information under such caption is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item 13 regarding certain relationships and related transactions is contained under the caption "Transactions with Management and Others" in the 2025 Proxy Statement, which information under such caption is incorporated herein by reference.

The information required by this Item 13 regarding director independence is contained under the caption "Director Independence" in the 2025 Proxy Statement, which information under such caption is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item 14 regarding fees we paid to our principal accountant and the pre-approval policies and procedures established by the Audit Committee of our Board of Directors is contained under the caption "Fees Paid to Auditors" in the 2025 Proxy Statement, which information under such caption is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(b) All schedules for which provision is made in the applicable accounting regulations of the SEC are not
required under the related instructions, are inapplicable or the information is included in the
Consolidated Financial Statements and, therefore, have been omitted.

(c) Exhibits: See Exhibit Index below.

EXHIBIT INDEX

3.1 Amended and Restated Charter of Dollar General Corporation (effective May 28, 2021) (incorporated by reference to Exhibit 3.1 to Dollar General Corporation's Current Report on Form 8-K dated May 26, 2021, filed with the SEC on June 1, 2021 (file no. 001-11421))

3.2 Amended and Restated Bylaws of Dollar General Corporation (effective March 23, 2023) (incorporated by reference to Exhibit 3.2 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 3, 2023, filed with the SEC on March 24, 2023 (file no. 001-11421))

4.1 Form of 4.150% Senior Notes due 2025 (included in Exhibit 4.12) (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated October 15, 2015, filed with the SEC on October 20, 2015 (file no. 001-11421))

4.2 Form of 3.875% Senior Notes due 2027 (included in Exhibit 4.13) (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated April 11, 2017, filed with the SEC on April 11, 2017 (file no. 001-11421))

4.3 Form of 4.625% Senior Notes due 2027 (included in Exhibit 4.17) (incorporated by reference to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.4 Form of 4.125% Senior Notes due 2028 (included in Exhibit 4.14) (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated April 10, 2018, filed with the SEC on April 10, 2018 (file no. 001-11421))

4.5 Form of 5.200% Senior Notes due 2028 (included in Exhibit 4.20) (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated June 5, 2023, filed with the SEC on June 7, 2023 (file no. 001-11421))

4.6 Form of 3.500% Senior Notes due 2030 (included in Exhibit 4.15) (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated April 3, 2020, filed with the SEC on April 3, 2020 (file no. 001-11421))

4.7 Form of 5.000% Senior Notes due 2032 (included in Exhibit 4.18) (incorporated by reference to Exhibit 4.5 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.8 Form of 5.450% Senior Notes due 2033 (included in Exhibit 4.21) (incorporated by reference to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated June 5, 2023, filed with the SEC on June 7, 2023 (file no. 001-11421))

4.9 Form of 4.125% Senior Notes due 2050 (included in Exhibit 4.16) (incorporated by reference to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated April 3, 2020, filed with the SEC on April 3, 2020 (file no. 001-11421))

4.10 Form of 5.500% Senior Notes due 2052 (included in Exhibit 4.19) (incorporated by reference to Exhibit 4.7 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.11 Indenture, dated as of July 12, 2012, between Dollar General Corporation, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated July 12, 2012, filed with the SEC on July 17, 2012 (file no. 001-11421))

4.12 Fifth Supplemental Indenture, dated as of October 20, 2015, between Dollar General Corporation, as issuer, and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated October 15, 2015, filed with the SEC on October 20, 2015 (file no. 001-11421))

4.13 Sixth Supplemental Indenture, dated as of April 11, 2017, between Dollar General Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated April 11, 2017, filed with the SEC on April 11, 2017 (file no. 001-11421))

4.14 Seventh Supplemental Indenture, dated as of April 10, 2018, between Dollar General Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated April 10, 2018, filed with the SEC on April 10, 2018 (file no. 001-11421))

4.15 Eighth Supplemental Indenture, dated as of April 3, 2020, between Dollar General Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated April 3, 2020, filed with the SEC on April 3, 2020 (file no. 001-11421))

4.16 Ninth Supplemental Indenture, dated as of April 3, 2020, between Dollar General Corporation and U.S. Bank National Association, as trustee (incorporated by reference to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated April 3, 2020, filed with the SEC on April 3, 2020 (file no. 001-11421))

4.17 Eleventh Supplemental Indenture, dated as of September 20, 2022, between Dollar General Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.18 Twelfth Supplemental Indenture, dated as of September 20, 2022, between Dollar General Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.5 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.19 Thirteenth Supplemental Indenture, dated as of September 20, 2022, between Dollar General Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.7 to Dollar General Corporation's Current Report on Form 8-K dated September 20, 2022, filed with the SEC on September 20, 2022 (file no. 001-11421))

4.20   Fourteenth Supplemental Indenture, dated as of June 7, 2023, between Dollar General Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated June 5, 2023, filed with the SEC on June 7, 2023 (file no. 001-11421))

4.21   Fifteenth Supplemental Indenture, dated as of June 7, 2023, between Dollar General Corporation and U.S. Bank Trust Company, National Association, as trustee (incorporated by refence to Exhibit 4.3 to Dollar General Corporation's Current Report on Form 8-K dated June 5, 2023, filed with the SEC on June 7, 2023 (file no. 001-11421))

4.22   Amended and Restated Credit Agreement, dated as of September 3, 2024 among Dollar General Corporation, as borrower, Citibank, N.A., as administrative agent, and the other credit parties and lenders party thereto (incorporated by reference to Exhibit 4.1 to Dollar General Corporation's Current Report on Form 8-K dated September 3, 2024, filed with the SEC on September 3, 2024 (file no. 001-11421))

4.23   Amendment No. 1 to the Credit Agreement, dated as of March 11, 2025, among Dollar General Corporation, as borrower, Citibank, N.A., as administrative agent, and the other credit parties and lenders party thereto (incorporated by reference to Exhibit 4.2 to Dollar General Corporation's Current Report on Form 8-K dated March 11, 2025 filed with the SEC on March 13, 2025 (file no. 001-11421))

4.24   Material terms of outstanding securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, as required by Item 202(a)-(d) and (f) of Regulation S-K

10.1   Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (adopted November 30, 2016 and approved by shareholders on May 31, 2017) (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2016, filed with the SEC on December 1, 2016 (file no. 001-11421))*

10.2   Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Appendix A to Dollar General Corporation's 2021 Definitive Proxy Statement, filed with the SEC on April 1, 2021 (file no.001-11421))*

10.3   Form of Stock Option Award Agreement (approved August 26, 2014) for annual awards beginning March 2015 and prior to March 2016 to certain employees of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2014, filed with the SEC on December 4, 2014 (file no. 001-11421))*

10.4   Form of Stock Option Award Agreement (approved March 16, 2016) for annual awards beginning March 2016 and prior to March 2017 to certain employees of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.5 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2016, filed with the SEC on March 22, 2016 (file no. 001-11421))*

10.5   Form of Stock Option Award Agreement (approved March 22, 2017) for annual awards beginning March 2017 and prior to March 2018 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 3, 2017, filed with the SEC on March 24, 2017 (file no. 001-11421))*

10.6   Form of Stock Option Award Agreement (approved March 21, 2018) for annual awards beginning March 2018 and prior to March 2021 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2018, filed with the SEC on March 23, 2018 (file no. 001-11421))*

10.7   Form of Stock Option Award Agreement (approved March 16, 2021) for annual awards beginning March 2021 and prior to March 2022 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2021, filed with the SEC on March 19, 2021 (file no. 001-11421))*

10.8   Form of Stock Option Award Agreement (approved March 15, 2022) for annual awards beginning March 2022 and prior to March 2024 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2022, filed with the SEC on March 18, 2022 (file no. 001-11421))*

10.9   Form of Stock Option Award Agreement (approved March 21, 2024) for annual awards beginning March 2024 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.9 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2024, filed with the SEC on March 25, 2024 (file no. 001-11421))*

10.10   Form of Stock Option Award Agreement (approved May 24, 2016) for awards beginning May 2016 and prior to March 2017 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2016, filed with the SEC on May 26, 2016 (file no. 001-11421))*

10.11   Form of Stock Option Award Agreement (approved March 22, 2017) for awards beginning March 2017 and prior to December 2017 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.10 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 3, 2017, filed with the SEC on March 24, 2017 (file no. 001-11421))*

10.12   Form of Stock Option Award Agreement (approved December 5, 2017) for awards beginning December 2017 and prior to March 2021 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended November 3, 2017, filed with the SEC on December 7, 2017 (file no. 001-11421))*

10.13   Form of Stock Option Award Agreement (approved March 16, 2021) for awards beginning March 2021 and prior to August 2021 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.12 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2021, filed with the SEC on March 19, 2021 (file no. 001-11421))*

10.14   Form of Stock Option Award Agreement (approved August 24, 2021) for awards beginning August 2021 and prior to May 2022 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended July 30, 2021, filed with the SEC on August 26, 2021 (file no. 001-11421))*

10.15   Form of Stock Option Award Agreement (approved May 24, 2022) for awards beginning May 2022 and prior to March 2024 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2022, filed with the SEC on May 26, 2022 (file no. 001-11421))*

10.16   Form of Stock Option Award Agreement (approved March 21, 2024) for awards beginning March 2024 to certain newly hired and promoted employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.16 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2024, filed with the SEC on March 25, 2024 (file no. 001-11421))*

10.17   Form of Performance Share Unit Award Agreement (approved March 15, 2022) for 2022 awards to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.19 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2022, filed with the SEC on March 18, 2022 (file no. 001-11421))*

10.18   Form of Performance Share Unit Award Agreement (approved March 28, 2023) for 2023 awards to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2023, filed with the SEC on June 1, 2023 (file no. 001-11421))*

10.19   Form of Performance Share Unit Award Agreement (approved March 21, 2024) for 2024 awards to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.20 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2024, filed with the SEC on March 25, 2024 (file no. 001-11421))*

10.20   Form of Performance Share Unit Award Agreement (approved March 18, 2025) for awards beginning March 2025 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan*

10.21   Form of Restricted Stock Unit Award Agreement (approved March 15, 2022) for annual awards beginning March 2022 and prior to March 2024 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.22 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2022, filed with the SEC on March 18, 2022 (file no. 001-11421))*

10.22   Form of Restricted Stock Unit Award Agreement (approved March 21, 2024) for annual awards beginning March 2024 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.23 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2024, filed with the SEC on March 25, 2024 (file no. 001-11421))*

10.23   Form of Restricted Stock Unit Award Agreement (approved March 18, 2025) for awards beginning March 2025 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan*

10.24   Form of Restricted Stock Unit Award Agreement (approved November 4, 2024) for retention awards beginning November 2024 to certain employees of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan*

10.25   Form of Restricted Stock Unit Award Agreement for awards prior to May 2011 to non-employee directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.15 to Dollar General Corporation's Registration Statement on Form S-1 (file no. 333-161464))

10.26 Form of Restricted Stock Unit Award Agreement (approved May 24, 2011) for awards beginning May 2011 and prior to May 2014 to non-employee directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2011, filed with the SEC on June 1, 2011 (file no. 001-11421))

10.27 Form of Restricted Stock Unit Award Agreement (approved May 28, 2014) for awards beginning May 2014 and prior to February 2015 to non-employee directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 2, 2014, filed with the SEC on June 3, 2014 (file no. 001-11421))

10.28 Form of Restricted Stock Unit Award Agreement (approved December 3, 2014) for awards beginning February 2015 and prior to May 2016 to non-employee directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.7 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2014, filed with the SEC on December 4, 2014 (file no. 001-11421))

10.29 Form of Restricted Stock Unit Award Agreement (approved May 24, 2016) for awards beginning May 2016 and prior to May 2017 to non-employee directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2016, filed with the SEC on May 26, 2016 (file no. 001-11421))

10.30 Form of Restricted Stock Unit Award Agreement (approved May 30, 2017) for awards beginning May 2017 and prior to May 2021 to non-employee directors of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2017, filed with the SEC on June 1, 2017 (file no. 001-11421))

10.31 Form of Restricted Stock Unit Award Agreement (approved May 25, 2021) for May 2021 awards to non-employee directors of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2021, filed with the SEC on May 27, 2021 (file no. 001-11421))

10.32 Form of Restricted Stock Unit Award Agreement (approved May 24, 2022) for annual awards beginning May 2022 and prior to May 2024 to non-employee directors of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2022, filed with the SEC on May 26, 2022 (file no. 001-11421))

10.33 Form of Restricted Stock Unit Award Agreement (approved May 28, 2024) for annual awards beginning May 2024 to non-employee directors of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.8 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 3, 2024, filed with the SEC on May 30, 2024 (file no. 001-11421))

10.34 Form of Restricted Stock Unit Award Agreement (approved August 23, 2022) for awards beginning August 2022 and prior to August 2024 to new non-employee directors of Dollar General Corporation other than annual awards pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended July 29, 2022, filed with the SEC on August 25, 2022) (file no. 001-11421))

10.35 Form of Restricted Stock Unit Award Agreement (approved August 27, 2024) for awards beginning August 2024 to new non-employee directors of Dollar General Corporation other than annual awards pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended August 2, 2024, filed with the SEC on August 29, 2024 (file no. 001-11421))

10.36 Form of Restricted Stock Unit Award Agreement (approved January 26, 2016) for awards beginning February 1, 2016 and prior to November 28, 2018 to non-executive Chairmen of the Board of Directors of Dollar General Corporation pursuant to the Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.20 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2016, filed with the SEC on March 22, 2016 (file no. 001-11421))

10.37 Form of Restricted Stock Unit Award Agreement (approved November 28, 2018) for awards beginning after November 28, 2018 and prior to January 31, 2022 to non-executive Chairmen of the Board of Directors of Dollar General Corporation pursuant to the Dollar General Corporation Amended and Restated 2007 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended November 2, 2018, filed with the SEC on December 4, 2018 (file no. 001-11421))

10.38 Form of Restricted Stock Unit Award Agreement (approved January 20, 2022) for awards beginning January 31, 2022 and prior to February 3, 2025 to non-executive Chairmen of the Board of Directors of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan (incorporated by reference to Exhibit 10.32 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 28, 2022, filed with the SEC on March 18, 2022 (file no. 001-11421))

10.39 Form of Restricted Stock Unit Award Agreement (approved January 27, 2025) for awards beginning February 3, 2025 to non-executive Chairmen of the Board of Directors of Dollar General Corporation pursuant to the Dollar General Corporation 2021 Stock Incentive Plan

10.40 Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007) (incorporated by reference to Exhibit 10.10 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.41 First Amendment to the Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007) (incorporated by reference to Exhibit 10.11 to Dollar General Corporation's Registration Statement on Form S-4 (file no. 333-148320))*

10.42 Second Amendment to the Dollar General Corporation CDP/SERP Plan (as amended and restated effective December 31, 2007), dated as of June 3, 2008 (incorporated by reference to Exhibit 10.6 to Dollar General Corporation's Quarterly Report on Form 10-Q for the quarter ended August 1, 2008, filed with the SEC on September 3, 2008 (file no. 001-11421))*

10.43 Dollar General Corporation Non-Employee Director Deferred Compensation Plan (approved December 3, 2014) (incorporated by reference to Exhibit 10.6 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 31, 2014, filed with the SEC on December 4, 2014 (file no. 001-11421))

10.44 Dollar General Corporation Teamshare Incentive Program for Named Executive Officers for fiscal year 2024 (incorporated by reference to Exhibit 10.40 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2024, filed with the SEC on March 25, 2024 (file no. 001-11421))*

10.45 Form of Dollar General Corporation Teamshare Incentive Program for Named Executive Officers for use beginning fiscal year 2025*

10.46   Summary of Dollar General Corporation Life Insurance Program as Applicable to Executive Officers (incorporated by reference to Exhibit 10.36 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2018, filed with the SEC on March 23, 2018 (file no. 001-11421))*

10.47   Dollar General Corporation Executive Relocation Policy, as amended (effective November 29, 2022) (incorporated by reference to Exhibit 10.1 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2022, filed with the SEC on December 1, 2022) (file no. 001-11421))*

10.48   Summary of Non-Employee Director Compensation effective February 4, 2023 (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 2022, filed with the SEC on December 1, 2022 (file no. 001-11421))

10.49   Employment Agreement between Dollar General Corporation and Todd J. Vasos, effective October 12, 2023 (incorporated by reference to Exhibit 99.1 to Dollar General Corporation's Current Report on Form 8-K dated October 12, 2023, filed with the SEC on October 12, 2023 (file no. 001-11421))*

10.50   Employment Agreement between Dollar General Corporation and Jeffery C. Owen, effective November 1, 2022 (incorporated by reference to Exhibit 99.2 to Dollar General Corporation's Current Report on Form 8-K dated July 6, 2022, filed with the SEC on July 12, 2022 (file no. 001-11421))*

10.51   Form of Stock Option Award Agreement between Dollar General Corporation and Todd J. Vasos (approved March 17, 2020) for March 17, 2020 award (incorporated by reference to Exhibit 10.38 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 31, 2020, filed with the SEC on March 19, 2020 (file no. 001-11421))*

10.52   Form of Stock Option Award Agreement between Dollar General Corporation and Todd J. Vasos (approved March 16, 2021) for March 16, 2021 award (incorporated by reference to Exhibit 10.42 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 29, 2021, filed with the SEC on March 19, 2021 (file no. 001-11421))*

10.53   Stock Option Award Agreement between Dollar General Corporation and Todd J. Vasos dated October 17, 2023 (incorporated by reference to Exhibit 10.3 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended November 3, 2023, filed with the SEC on December 7, 2023) (file no. 001-11421))*

10.54   Form of Executive Vice President Employment Agreement with attached Schedule of Executive Officers who have executed an employment agreement in such form (incorporated by reference to Exhibit 99 to Dollar General Corporation's Current Report on Form 8-K dated April 4, 2024, filed with the SEC on April 8, 2024 (file no. 001-11421))*

10.55   Amended Schedule of Executive officers who have executed an employment agreement in the form of Executive Vice President Employment Agreement filed as Exhibit 10.54*

10.56   Form of Senior Vice President Employment Agreement with attached Schedule of Senior Vice President-level Executive Officers who have executed an employment agreement in such form (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the quarter ended May 3, 2024, filed with the SEC on May 30, 2024 (file no. 001-11421))*

10.57   Form of COO/Executive Vice President Employment Agreement with attached Schedule of Executive Officers who have executed an employment agreement in the form of COO/Executive Vice President Employment Agreement (incorporated by reference to Exhibit 99 to Dollar General Corporation's Current Report on Form 8-K dated April 5, 2021, filed with the SEC on April 8, 2021 (file no. 001-11421))*

10.58 Amended Schedule of Executive Officers who have executed an employment agreement in the form of COO/Executive Vice President Employment Agreement filed as Exhibit 10.57 (incorporated by reference to Exhibit 10.51 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2024, filed with the SEC on March 25, 2024 (file no. 001-11421))*

10.59 Amendment to Employment Agreement by and between Dollar General Corporation and John W. Garratt, effective September 1, 2022 (incorporated by reference to Exhibit 99.3 to Dollar General Corporation's Current Report on Form 8-K dated August 23, 2022, filed with the SEC on August 25, 2022 (file no. 001-11421))*

10.60 Consent and Waiver of John W. Garratt (effective May 1, 2023) (incorporated by reference to Exhibit 10.2 to Dollar General Corporation's Quarterly Report on Form 10-Q for the fiscal quarter ended May 5, 2023, filed with the SEC on June 1, 2023 (file no. 001-11421))*

19 Dollar General Corporation Insider Trading Policy

21 List of Subsidiaries of Dollar General Corporation

23 Consent of Independent Registered Public Accounting Firm

24 Powers of Attorney (included as part of the signature pages hereto)

31 Certifications of CEO and CFO under Exchange Act Rule 13a-14(a)

32 Certifications of CEO and CFO under 18 U.S.C. 1350

97 Dollar General Corporation Amended and Restated Incentive Compensation Recovery Policy (incorporated by reference to Exhibit 97 to Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended February 2, 2024, filed with the SEC on March 25, 2024 (file no. 001-11421))*

101 Interactive data files for Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 31, 2025, formatted in Inline XBRL: (i) the Consolidated Balance Sheets; (ii) the Consolidated Statements of Income; (iii) the Consolidated Statements of Comprehensive Income; (iv) the Consolidated Statements of Shareholders' Equity; (v) the Consolidated Statements of Cash Flows; and (vi) the Notes to Consolidated Financial Statements

104 The cover page from Dollar General Corporation's Annual Report on Form 10-K for the fiscal year ended January 31, 2025 (formatted in Inline XBRL and contained in Exhibit 101)

---

* Management Contract or Compensatory Plan

ITEM 16.   FORM 10-K SUMMARY

None


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DOLLAR GENERAL CORPORATION


Date: March 21, 2025   By: /s/ Todd J. Vasos

                                                                                    Todd J. Vasos,
                                                                                    Chief Executive Officer

We, the undersigned directors and officers of the registrant, hereby severally constitute Todd J. Vasos, Kelly M. Dilts and Anita C. Elliott, and each of them singly, our true and lawful attorneys with full power to them and each of them to sign for us, and in our names in the capacities indicated below, any and all amendments to this Annual Report on Form 10-K filed with the Securities and Exchange Commission.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Todd J. Vasos TODD J. VASOS	Chief Executive Officer & Director (Principal Executive Officer)	March 21, 2025
/s/ Kelly M. Dilts KELLY M. DILTS	Executive Vice President & Chief Financial Officer (Principal Financial Officer)	March 21, 2025
/s/ Anita C. Elliott ANITA C. ELLIOTT	Senior Vice President & Chief Accounting Officer (Principal Accounting Officer)	March 21, 2025
/s/ Warren F. Bryant WARREN F. BRYANT	Director	March 21, 2025
/s/ Michael M. Calbert MICHAEL M. CALBERT	Director	March 21, 2025
/s/ Ana M. Chadwick ANA M. CHADWICK	Director	March 21, 2025
/s/ Timothy I. McGuire TIMOTHY I. MCGUIRE	Director	March 20, 2025
/s/ David P. Rowland DAVID P. ROWLAND	Director	March 21, 2025
/s/ Debra A. Sandler DEBRA A. SANDLER	Director	March 21, 2025
/s/ Ralph E. Santana RALPH E. SANTANA	Director	March 21, 2025
/s/ Kathleen M. Scarlett KATHLEEN M. SCARLETT	Director	March 21, 2025

DIRECTORS

Michael M. Calbert [1]
Retired Member
KKR & Co. L.P.

Warren F. Bryant [2,3]
Retired Chairman, President & Chief Executive Officer
Longs Drug Stores Corporation

Ana M. Chadwick [2*]
Executive Vice President, Chief Financial Officer
& Treasurer, Insulet Corporation

Timothy I. McGuire [3*]
Executive Chairman, Jump Plus Stores ULC

David P. Rowland [2]
Retired Executive Chairman
Accenture plc

Debra A. Sandler [2,4*]
President & Chief Executive Officer
La Grenade Group, LLC

Ralph E. Santana [4]
Chief Executive Officer
Recteq Grills

Kathleen M. Scarlett [3,4]
Senior Executive Vice President, Human Resources
& Corporate Affairs
Best Buy Co., Inc.

Todd J. Vasos
Chief Executive Officer
Dollar General Corporation

(1) *Chairman of the Board*
(2) *Audit Committee*
(3) *Compensation and Human Capital Management Committee*
(4) *Nominating, Governance and Corporate Responsibility Committee*
(*) *Committee Chairperson*

EXECUTIVE OFFICERS

Todd J. Vasos
Chief Executive Officer

Kelly M. Dilts
Executive Vice President
Chief Financial Officer

Steven R. Deckard
Executive Vice President
Strategy & Development

Tracey N. Herrmann
Executive Vice President
Store Operations

Kathleen A. Reardon
Executive Vice President
Chief People Officer

Emily C. Taylor
Executive Vice President
Chief Merchandising Officer

Rhonda M. Taylor
Executive Vice President
General Counsel

Carman R. Wenkoff
Executive Vice President
Chief Information Officer

Roderick J. West
Executive Vice President
Global Supply Chain

Anita C. Elliott
Senior Vice President
Chief Accounting Officer

ANNUAL MEETING

Dollar General Corporation's annual meeting of shareholders is scheduled to be held in a virtual only format at 8 a.m. Central Time on Thursday, May 29, 2025. To attend the annual meeting, please visit the annual meeting website at: **www.virtualshareholdermeeting.com/DG2025**.

The record date for the determination of shareholders entitled to vote at the meeting is March 20, 2025. Please see the Proxy Statement for more information on how to attend and vote at the meeting.

NYSE: DG

The common stock of Dollar General Corporation is traded on the New York Stock Exchange under the trading symbol "DG."

The number of shareholders of record as of March 20, 2025 was 2,600.

FORM 10-K

A copy of the Form 10-K filed by the Company with the Securities and Exchange Commission (the "SEC") for the fiscal year ended January 31, 2025, is available on our website at www.dollargeneral.com in the Investor Information section or on the SEC's website.

A printed copy of the Form 10-K, and a list of all its exhibits, will be supplied without charge to any shareholder upon written request. Exhibits to the Form 10-K are available for a reasonable fee. For a printed copy of the Form 10-K, please contact:

DOLLAR GENERAL CORPORATION INVESTOR RELATIONS
100 Mission Ridge, Goodlettsville, TN 37072
(615) 855-4000

TRANSFER AGENT

EQ Shareowner Services
PO Box 64854
St. Paul, MN 55164-0854
https://shareowneronline.equiniti.com/

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the transfer agent at the address or web site noted above or by calling (866) 927-3314.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
Nashville, Tennessee

CAUTIONARY DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS & WEBSITE DISCLAIMER:

All forward-looking information in this report should be read with, and is qualified in its entirety by, the Cautionary Disclosure Regarding Forward-Looking Statements and the Risk Factors disclosures set forth in the Introduction and in Item 1A, respectively, of the Form 10-K included elsewhere in this report. The information contained on or connected to our Internet website is not incorporated by reference into this report and should not be considered part of this or any other report that we file with or furnish to the SEC, unless we specifically provide otherwise.

STOCK PERFORMANCE GRAPH

The graph below compares Dollar General Corporation's cumulative 5-Year total shareholder return on common stock with the cumulative total returns of the S&P 500 index and the S&P 500 Consumer Staples Distribution & Retail index. The graph tracks the performance of a $100 investment in our common stock and in each index (with the reinvestment of all dividends) from January 31, 2020 to January 31, 2025.



COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN
Among Dollar General Corporation, the S&P 500 Index and the S&P 500 Consumer Staples Distribution & Retail Index



	1/31/20	1/29/21	1/28/22	2/3/23	2/2/24	1/31/25
Dollar General Corporation	$100	$127.80	$135.23	$152.34	$92.43	$49.38
S&P 500	$100	$117.25	$144.56	$132.68	$160.30	$202.59
S&P 500 Consumer Staples Distribution & Retail	$100	$117.55	$139.54	$141.50	$159.96	$222.95

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Design by Liquid Creative, Inc. www.lqcreative.com



SAME STORE SALES GROWTH
(%)

'20: 16.3 '21: (2.8) '22: 4.3 '23: 0.2 '24: 1.4



NET SALES¹
($ in Billions)

'20: $33.7 '21: $34.2 '22: $37.8 '23: $38.7 '24: $40.6



CASH FROM OPERATIONS
($ in Billions)

'20: $3.9 '21: $2.9 '22: $2.0 '23: $2.4 '24: $3.0



STORE COUNT
(as of End of Year)

'20: 17,177 '21: 18,130 '22: 19,104 '23: 19,986 '24: 20,594

¹Fiscal 2022 includes 53 weeks, while all other years presented contain 52 weeks. Sales in the 2022 53rd year week were approximately $678 million.

DOLLAR GENERAL®

Dollar General Corporation
100 Mission Ridge
Goodlettsville, Tennessee 37072

Telephone: (615) 855-4000
Website: www.dollargeneral.com